Exhibit 99.F
Budget Review
2010
National Treasury
Republic of South Africa
17 February 2010

ISBN:	978-0-621-39080-3
RP:	04/2010
The 2010 Budget Review is compiled using the latest available information from departmental and other sources. Some of this information is unaudited or subject to revision.
To obtain additional copies of this document, please contact:
Communications Directorate
National Treasury
Private Bag X115
Pretoria
0001
South Africa
Tel: +27 12 315 5526
Fax: +27 12 315 5126
The document is also available on the internet at: www.treasury.gov.za

Foreword
The past 18 months have indeed been tumultuous. The global economy experienced its deepest recession in seven decades, precipitating South Africa’s first recession in 17 years. The depth of the domestic downturn is best measured not in GDP figures, but in human terms: more than 900 000 people have lost their jobs since the crisis began, affecting the lives and livelihoods of millions of South Africans.
The strength of the public finances allowed us to mount a concerted response to the crisis, strengthening our social security safety net, and increasing investment in key infrastructure projects, which also served as a stimulus to growth. Our fiscal stance will continue to support the economic recovery, while gradually reducing the deficit to bring the budget back into a sustainable position.
To address South Africa’s structural poverty and unemployment, government intends to develop a comprehensive package of economic reforms. The 2010 Budget signals a new approach, identifying key elements of a new growth path to drive faster, more inclusive and job-creating growth. Government has also announced a new way of doing things. The Presidency is setting measurable outcome targets. Along with efforts to reprioritise spending, reduce waste and inefficiency, and fight corruption, this new approach will enable us to do more with less.
This is the first budget of our fourth democratic government. The budget is not just about numbers. It is about people, their desires, their needs and their hopes. The budget is a monetary expression of this government’s political priorities and how they will be met in a fiscally sustainable manner. It has been a tough balancing act.
Over the past year, we said farewell to one workaholic Minister, only to welcome a new Minister of Finance who is similarly focused and diligent. Minister Gordhan and Deputy Minister Nene have emphasised the need to do things differently, and have set a high bar for performance.
Through robust discussions, the Ministers’ Committee on the Budget has strengthened political oversight of the budget process. We thank them for the immense workload that they shoulder, over and above their line-function responsibilities. Our colleagues in other departments continue to tolerate us despite everything we ask of them in preparing the budget.
National Treasury staff continue to deliver work of exceptional quality, scouring the globe for better ways to present the budget. I consider myself privileged to have been given an opportunity to lead this team. They are a group of highly committed, selfless and tough professionals for whom mediocrity is not an option. Accordingly, to avert a major productivity crisis, we had to buy the Budget Office a new coffee machine.
And so, complete with the stains of good coffee, we present to you the 2010 Budget.
Lesetja Kganyago
Director-General: National Treasury

2010 BUDGET REVIEW

Measuring our impact on the environment
In 2008, the National Treasury began assessing the environmental impact of the budget process. This is in keeping with the belief that we all have a responsibility to be aware of how our actions affect the environment — and to do something about it.
Last year, we managed to reduce the environmental impact of our budget processes, and we strive to continue this trend.
The National Treasury has attempted to quantify how much carbon dioxide (CO2) we produce, and how much paper we consume, in the production of the national budget.
We recorded consumption between 1 December 2009 and 17 February 2010 — extending the reporting period covered during production of the 2009 Budget, which only captured the months of January and February.
The three indicators below relate to the CQ2 emissions produced by travel, the amount of paper that National Treasury officials used in their offices during the period, and the amount of paper needed to produce the various budget publications.
Transport

CO2 reduction
Method	Trips	Distance	CO2emissions	(relative to 2009)
Flights	53 (2-hour return flights)	180 200 km	19 822 kg	6 698 kg
Car trips	251 cars or shuttles hired	36 400 km	7 786 kg	618 kg

TOTAL			27 608 kg	7 316 kg

The decision to transport fewer people from Pretoria to Cape Town for the budget resulted in fewer trips and a lower level of carbon emissions.
Printing
Budget documents are printed on paper stock called Triple Green, manufactured in accordance with three environmental standards: 60% sugar cane fibre, chlorine-free and sustainable afforestation.
In 2009, the Treasury reduced the amount of paper used and consumed nearly 120 fewer trees than in 2008. This year, however, we used more paper to produce the budget. There are two reasons for this: the study covers a longer time period, and more work was created by the addition of several new departments to national government.

Method	Paper in weight	Trees	Relative to 2009
Paper used internally	405 reams or 1 012.5 kg	29	12.5 more trees were consumed than in 2009

Paper used to produce the budget documents	29 900 kg	588	2 fewer trees were consumed than in 2009

TOTAL	30 912.5 kg	617	10.5 more trees were consumed than in 2009

The National Treasury has also continued to use energy-saving measures in its offices to limit the amount of electricity consumed. The implementation of measures such as power-savings lights and controlling the air-conditioning system, has seen a reduction in electricity used in the budget period of 128 MW-h (from 720 MW-h in 2009 to 593 MW-h in 2010).

CONTENTS

Contents

Chapter 1	Transforming the South African economy	1
	Introduction	1
	Faster and more inclusive economic growth	4
	A fiscal stance to sustain and support growth	8
	Efficient and effective public services	9
	Overview of the 2010 Budget	12
	Other budget documentation	16

Chapter 2	Economic policy and outlook	17
	Introduction and economic outlook	17
	Policies for growth	20
	Global developments	22
	Balance of payments	24
	Real output trends	27
	Employment and remuneration	31
	Domestic expenditure	33
	Conclusion	36

Chapter 3	Employment	37
	Overview	37
	The global jobs crisis	39
	A long-term view of the labour market	40
	Sector trends in employment	43
	Employment scenarios	46
	Addressing the employment challenge	47
	Conclusion	52

Chapter 4	Fiscal Policy	53
	Overview	53
	The budget framework	55
	Fiscal sustainability	62
	Outlook for the public sector	65

Chapter 5	Revenue trends and tax proposals	71
	Overview	71
	Budget revenue — revised estimates	72
	Overview of tax proposals	75
	Conclusion	82

Chapter 6	Asset and liability management	83
	Overview	83
	Developments in South Africa’s debt markets	85
	Borrowing requirement	88
	Financing of the borrowing requirement	89
	Government’s debt portfolio	92
	Provisions and contingent liabilities	94
	Debt-service costs	96
	Financing the infrastructure programmes of state-owned entities	96
	Developments in state-owned entities and development finance institutions	98
	Conclusion	100

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2010 BUDGET REVIEW

Chapter 7	Social security and health care financing	101
	The impact of recession	101
	Social assistance	103
	Social security funds	106
	Retirement and health systems	110
	Social security reform	114

Chapter 8	Outcome targets and medium-term spending priorities	115
	Enhancing efficiency and service delivery	115
	Reallocation, reprioritisation and cost savings	117
	Consolidated expenditure and revised estimates	117
	Proposed revisions to expenditure plans	119

Chapter 9	Division of revenue and intergovernmental transfers	131
	Introduction	131
	Division of revenue	132
	Revisions to provincial budget framework	133
	Consolidated provincial budget estimates	137
	Revisions to local government budget framework	139

Annexure A	Report of the Minister of Finance to Parliament	145
	Introduction	145
	Budgetary review and recommendation reports	145
	Joint recommendations on the fiscal framework	146
	Recommendations of the Standing Committee on Appropriations	146
	Recommendations of the Select Committee on Appropriations	149

Annexure B	Statistical tables	153
	Explanatory notes on the statistical tables	153

Annexure C	Summary of additional tax proposals for 2010/11	187
	Direct tax proposals	187
	Indirect tax proposals	189
	Carbon dioxide vehicle emissions tax	191
	Closure of sophisticated tax loopholes	192
	Miscellaneous tax amendments	193
	General administration	198
	Technical corrections	199

Annexure D	Summary of national budget	201

Annexure E	Glossary	205

CONTENTS

TABLES

1.1	Consolidated government budget	14
1.2	Division of revenue	16

2.1	Macroeconomic projections, 2006 - 2012	19
2.2	Macroeconomic projections, 2008/09 - 2012/13	19
2.3	Annual percentage change in GDP and consumer price inflation, selected regions/countries, 2009 - 2011	23
2.4	Summary of South Africa’s balance of payments, 2005 - 2009	25
2.5	Composition of trade, 2000 - 2009	25
2.6	Growth in manufacturing output by sector in 2009	29
2.7	Bank credit extension to households and companies, 2008 and 2009	30
2.8	Total employment per sector, December 2009	32
2.9	Average real growth in fixed investment by sector, 1960 - 2009	34

3.1	Labour force, employment and unemployment, 1995 - 2008	40
3.2	Share of employment that is unskilled and semi-skilled by industry, 1995 - 2008	41
3.3	Skills composition of employment, 1995 - 2008	41
3.4	Unemployment, employment and labour force, 2009	42
3.5	Employment growth, 2004 - 2009	43
3.6	Employment scenarios, 2010 - 2019	46

4.1	Consolidated government fiscal framework, 2006/07 - 2012/13	55
4.2	Revised estimates of consolidated government revenue and expenditure, 2008/09 - 2009/10	56
4.3	Consolidated government budget medium-term estimates, 2010/11 - 2012/13	57
4.4	Economic classification of consolidated government expenditure, 2006/07 - 2012/13	57
4.5	Consolidated government revenue, 2006/07 - 2012/13	60
4.6	National government fiscal framework, 2006/07 - 2012/13	61
4.7	Public sector borrowing requirement, 2006/07 - 2012/13	65
4.8	Public sector infrastructure expenditure and estimates, 2006/07 - 2012/13	66
4.9	Major infrastructure projects	67

5.1	Budget estimates and revenue outcome, 2008/09 and 2009/10	73
5.2	Estimates of revenue before tax proposals, 2010/11	74
5.3	Budget revenue, 2006/07 - 2012/13	75
5.4	Summary effects of tax proposals, 2010/11	76
5.5	Personal income tax rate proposals and bracket adjustments, 2009/10 and 2010/11	77
5.6	Changes in specific excise duties, 2010/11	80
5.7	Total combined fuel taxes on petrol and diesel, 2008/09 - 2010/11	81

6.1	Turnover in domestic bonds, 2007 - 2009	87
6.2	National government net borrowing requirement, 2008/09 - 2012/13	88
6.3	Financing of national government net borrowing requirement, 2008/09 - 2012/13	89
6.4	Loan redemptions, 2008/09 - 2012/13	90
6.5	Treasury bill issuance, 2009/10 - 2010/11	90
6.6	Domestic long-term market loan issuance, 2009/10	91
6.7	Total national government debt, 2006/07 - 2012/13	93

2010 BUDGET REVIEW

6.8	Maturity distribution of domestic marketable bonds, 2007/08 - 2009/10	93
6.9	Composition of domestic debt by instrument, 2006/07 - 2009/10	94
6.10	Composition of provisions and contingent liabilities, 2008/09 - 2012/13	95
6.11	National government debt-service costs, 2008/09 - 2012/13	96
6.12	Major state-owned entities’ capital expenditure programmes, 2009/10 - 2013/14	97
6.13	Projected major sources of funding for state-owned entities and development finance institutions, 2009/10 - 2013/14	97

7.1	Social security beneficiaries, 2006/07 - 2009/10	103
7.2	Social grants value, 2009/10 and 2010/11	103
7.3	Social grants expenditure as a percentage of GDP, 2006/07 - 2012/13	105
7.4	Social grants beneficiary numbers by type and province, 2005/06 - 2009/10	105
7.5	Social grants expenditure by type and province, 2006/07 - 2012/13	106
7.6	Social security funds, 2006/07 - 2012/13	107
7.7	UIF benefits and recipient numbers, 2006/07 - 2012/13	108
7.8	Expenditure by benefit type: Compensation Fund, 2006/07 - 2012/13	109
7.9	Occupational pension scheme coverage by income	111
7.10	Health expenditure in public and private sectors	113

8.1	Consolidated government expenditure by function, 2009/10 - 2012/13	118
8.2	2010 Budget priorities — additional MTEF allocations, 2010/11 - 2012/13	119
8.3	Social services: expenditure by vote, 2006/07 - 2012/13	123
8.4	Justice and protection services: expenditure by vote, 2006/07 - 2012/13	124
8.5	Economic services and infrastructure: expenditure by vote, 2006/07 - 2012/13	128
8.6	Central government administration: expenditure by vote, 2006/07 - 2012/13	130

9.1	Division of nationally raised revenue, 2006/07 - 2012/13	133
9.2	Total transfers to provinces, 2008/09 - 2012/13	134
9.3	Provincial equitable shares, 2008/09 - 2012/13	134
9.4	Revision to provincial conditional grants allocations, 2010/11 - 2012/13	135
9.5	Conditional grants to provinces, 2009/10 - 2012/13	136
9.6	Consolidated provincial expenditure by function, 2006/07 - 2012/13	138
9.7	Revision of transfers to local government, 2010/11 - 2012/13	139
9.8	Transfers to local government, 2006/07 - 2012/13	140
9.9	Infrastructure transfers to local government, 2006/07 - 2012/13	141
9.10	Capacity-building and other current transfers to local government , 2006/07 - 2012/13	142

FIGURES

1.1	Drivers of growth, employment and poverty reduction	6
1.2	Unemployment rate by age group (December 2009)	7
1.3	Consolidated government revenue and expenditure	8
1.4	Macroeconomic forecasts (calendar year)	13

2.1	GDP growth, selected countries and regions, 2009 - 2010	18
2.2	Trends in gold, platinum and oil prices, 2004 - 2010	24
2.3	The rand versus developed and emerging market currencies, 2006 - 2010	27

CONTENTS

2.4	Growth in real value added by sector and the composition of GDP, 2000 - 2009	28
2.5	Gross domestic fixed investment for mining, manufacturing and finance sectors, 2000 - 2009	28
2.6	Official unemployment in South Africa, 2003 - 2009	32
2.7	Contributions to CPI inflation, 2009	35

3.1	Falling employment in selected countries	39
3.2	The changing structure of formal employment	41
3.3	Unemployment scenarios, 2009 - 2019	47

4.1	GDP growth and government debt to GDP, 2009 - 2014	54
4.2	Capital spending, 2002/03 - 2012/13	58
4.3	Transfers to households and non-profit institutions, 2002/03 - 2012/13	59
4.4	Current expenditure, 2002/03 - 2012/13	59
4.5	Real growth in areas of expenditure, 2005/06 - 2012/13	60
4.6	Revenue and non-interest expenditure, 2002/03 - 2012/13	62
4.7	Components of the structural budget balance, 2000/01 - 2012/13	64
4.8	Structural and actual budget balance, 2000/01 - 2012/13	65

6.1	Government R157 bond yield, 2008 - 2010	85
6.2	Turnover on domestic and international bond exchanges, 1995 - 2009	86
6.3	Consolidated debt maturity profile, government and state-owned entities, 31 December 2009	98

7.1	UIF payments and beneficiaries, 2008 - 2009	108

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     Note: Consolidated government expenditure in R billion, percentages reflect growth relative to 2009/10 estimated outcome.

1
Transforming the South African economy
The global storm has subsided, and the South African economy is on the path to recovery. Sound macroeconomic and fiscal policies ensured that we were well prepared when the storm broke, and these policies will be maintained.
Yet South Africa’s chronic development challenges extend beyond the ups and downs of the business cycle. Tackling high unemployment and persistent poverty requires urgent measures in the short term, and a well-focused strategy to create jobs, promote economic growth and build a more efficient public sector over the longer term.
The 2010 Budget lays the basis for doing things differently, setting out core elements of a new path for the economy and the public finances. These proposals focus on the need to expand job creation, bring down the budget deficit gradually, reprioritise resources, improve the quality and efficiency of public spending, and tackle corruption decisively. Microeconomic and financial regulatory reforms are also addressed.
• Introduction
The budget is tabled in a new global environment that informs policy development in South Africa
The 2010 Budget is tabled in the context of immense change. The global economic crisis has demonstrated that the old patterns of growth, income distribution, regulation and governance do not meet the needs of the world economy. The growing weight of China and India in international trade signals a change in the global economic balance.
These considerations are informing policy development and new approaches in South Africa. There is renewed determination in government to build on past successes, to be honest about our weaknesses

2010 BUDGET REVIEW

and to achieve better results. Our high levels of poverty and unemployment throw into sharp relief the need to transform our economy.
The policy focus shifts to raising growth and employment, and reducing poverty
As South Africa emerges from recession, the policy focus is shifting from stabilising the economy to longer-term considerations. Our future depends on finding a more inclusive economic trajectory, characterised by more rapid growth in gross domestic product (GDP) and job creation.
Over the coming period, government will maintain support for the economic recovery, take further steps to support employment growth and improve the performance of the state — within a tight fiscal environment. More efficient public service delivery will contribute to improving the livelihoods of all South Africans — especially the poor — and higher productivity and faster growth in the years ahead.
More inclusive growth depends on increasing employment, which in turn depends on faster growth
Government has a solid record of economic management, with successive layers of reforms since 1994 contributing to an acceleration of economic growth and employment in the period 2001-2008. Strong growth and sound fiscal management have enabled significant redistribution of income, expansion of social infrastructure and broadening of opportunities for the population. Yet far too many South Africans do not work, and the bulk of the gains in national income inevitably go to those who are employed. More inclusive growth depends on increasing employment — and increasing employment depends in turn on growth.
Success in the global economy requires hard work, effective organisation and clear leadership
South Africa is part of the world economy. In recent years, emerging markets such as Brazil, China and India have become leading trading nations, with expanding economies that are creating jobs and contributing to significantly lower levels of poverty. According to a 2008 World Bank study, more than 80 per cent of the poverty reduction that has taken place over the past decade has occurred in these fast-growing economies. Many other countries are also working to increase competitiveness, attract investment, develop more skilled labour and broaden opportunities for their citizens. South Africa too must compete on this global platform, where progress is registered through hard work, effective organisation and clear leadership.
In his 2010 State of the Nation Address, the President signalled a new approach. Government intends to:
•	Deliver more and better services in a caring and efficient manner

•	Hold political office bearers and public servants accountable

•	Shift resources to new priorities

•	Move from debate to effective implementation and decisive action

•	Work in partnership with communities, labour and business to achieve our shared objectives.
A new approach to economic management is also required. The key economic objectives include growing the economy, reducing inequality, driving higher productivity, and supporting businesses to expand and create jobs. Given the centrality of job creation in determining South Africa’s future, this year’s Budget Review devotes a full chapter to employment, setting out long-term trends and outlining policy proposals to put more South Africans to work. In particular, proposals to raise youth employment are tabled for consideration.

CHAPTER 1: TRANSFORMING THE SOUTH AFRICAN ECONOMY

Highlights of the 2010 Budget
The economy, employment and the fiscal stance
•	Economic growth of 2.3 per cent is projected for 2010, increasing to 3.6 per cent by 2012.

•	After falling from 27 per cent in 2003 to 22 per cent in 2007, unemployment rose to 24.3 per cent in 2009.

•	The 2010 FIFA World Cup is expected to contribute about 0.5 per cent of GDP growth in 2010. To date, government has spent about R33 billion in preparation for the tournament.

•	Inflation has fallen over the past year and should average 6 per cent during 2010/11.

•	A budget deficit of 7.3 per cent is projected for 2009/10 and 6.2 per cent in 2010/11. By 2012/13, the deficit is expected to reach 4.1 per cent.

•	National government net loan debt is projected to rise from R526 billion at the end of 2008/09 to R1.3 trillion in 2012/13.

•	To help tackle youth unemployment, a wage subsidy for young people is proposed.

•	Total public sector infrastructure investment of R845 billion over the next three years is anticipated.

•	Over the next three years, government will spend about R52 billion on public works programmes.
Spending to support economic recovery and improve service delivery
Additions to spending plans over the next three years:
•	R12.2 billion for grants, including the extension of the child support grant up to 18 years of age.

•	R2.7 billion to provide literacy and numeracy workbooks in all 11 official languages for learners in grades R to 9, and R1 billion to increase subsidies for higher education institutions.

•	R15.1 billion for occupation-specific dispensations in education, health and correctional services.

•	R2.2 billion for a revised salary structure in the South African National Defence Force.

•	R8.4 billion to expand provision of antiretroviral therapy.

•	R2.5 billion to increase labour intensity in public works, R1.8 billion for clothing and textile production incentives and R1.8 billion for the automotive production development programme.

•	R1 billion to the criminal justice sector for efforts to reduce crime and corruption.

•	R2.8 billion for public transport, roads and rail infrastructure.

•	R2.5 billion for municipal infrastructure to support universal access targets for water and sanitation, and R6.7 billion to municipalities to cover the increased cost of providing free basic electricity.

•	R1 billion more for rural development, R1.2 billion for water and sanitation infrastructure for rural households and R1.5 billion for the Land Bank to support rural development.

•	R1 billion to speed up provision of housing and R500 million for bulk water infrastructure.

•	The old age pension is increased by R70 a month to R1 080 and the child support grant is increased by R10 a month.
Tax proposals
•	Personal income tax relief for individuals of R6.5 billion.

•	Discontinuation of the SITE (standard tax on employees) system.

•	Increases in fuel taxes of 25.5 cents a litre.

•	A carbon emissions tax on new motor vehicles.

•	A packet of 20 cigarettes will cost R1.24 more.

•	A 750 ml bottle of wine will cost 12 cents more.

•	A 340 ml can of beer will cost 6.5 cents more.

•	A 750 ml bottle of liquor (spirits) will cost R2.22 more.

2010 BUDGET REVIEW

• Faster and more inclusive economic growth
Learning lessons from the global recession
Global recession has resulted in about 34 million job losses
During 2008 and 2009, the world economy suffered its worst decline since the Great Depression. The depth of the downturn is best measured not in GDP data, but in the number of jobs lost. The International Labour Organisation reports that about 34 million people were thrown out of work in the past 18 months, and the World Bank estimates that nearly 200 million people may fall back below the poverty line as a result of the recession.
Coordinated policy response helped to avoid a worldwide depression
The synchronised response to this crisis by the Group of 20 (G-20) nations helped to avert a more severe decline in output and employment. A massive fiscal and monetary expansion in both developed and developing countries stabilised the world economy, and a bailout of major banks prevented a collapse of the global financial system. In the fourth quarter of 2009, global output recorded a modest increase, and the International Monetary Fund projects global GDP growth of 3.9 per cent in 2010. Employment creation is expected to remain subdued, however, and lending by financial institutions is still weak.
This recession followed almost a decade of rapid economic growth, increased global trade, rising employment and falling poverty in much of the world. Africa experienced its highest growth in three decades. Given the collapse in output that followed, it is important for policy makers and the public to ask the difficult questions about what caused the crisis and what lessons can be learnt, including how policy can counteract greed, dishonesty and over-exuberance in the global financial system.
Excessive debt accumulation leads to economic crises
Excessive and imprudent debt is a feature of crisis episodes throughout history. As economists Carmen Reinhart and Kenneth Rogoff argue: “If there is one common theme to the vast range of the world’s financial crises, it is that excessive debt accumulation, whether by the government, banks, corporations, or consumers, often poses greater systemic risks than it seems during a boom. Infusions of cash can make a government look like it is providing greater growth to its economy than it really is. Private sector borrowing binges can inflate housing and stock prices far beyond their long-run sustainable levels, and make banks seem more stable and profitable than they really are.”1
Global crisis underscores the need for well-developed financial sector regulation
The recession has also yielded important lessons about macroeconomic management. Countries that have done better during the recession, and which are better-placed to grow more rapidly in the years ahead, are characterised by well-developed financial sector regulation, sound macroeconomic policies, low public debt, high savings rates, broad and robust social security nets, and governments capable of responding effectively to the inevitable challenges that arise in a competitive and volatile global economy.

[1]	Reinhart, C and Rogoff, K. This Time is Different: Eight Centuries of Financial Folly. Princeton, 2009.

CHAPTER 1: TRANSFORMING THE SOUTH AFRICAN ECONOMY

A new growth and development path for South Africa
This Budget Review discusses policy elements that should form part of a comprehensive plan to achieve our social and economic objectives.
Spike in joblessness has exacerbated South Africa’s problem of structural unemployment
The South African economy is recovering from the most severe domestic recession since 1992. About 7 per cent of workers have lost their jobs, with the unemployment rate rising to 24.3 per cent. The short-term impact of the downturn added to already high levels of joblessness. When the number of people who have given up looking for work is included, the statistics are positively alarming: six in 10 South Africans are not working, and almost half of all young people have never held a job.
New policy approaches are essential to reduce poverty and unemployment
Given that global growth is likely to remain weak for some time, a failure to make crucial policy adjustments now is likely to result in weak job growth, with persistently high unemployment for several years to come. This bleak outlook necessitates bold, decisive action on the part of government, in partnership with business and labour, to chart a new growth path.
South Africa’s history of apartheid and colonialism has determined the shape of our economy. For more than a century, the growth path was defined by extracting minerals, selling them on the world market and using the proceeds to fund a high standard of living for a small minority of the population. The solution cannot simply be to do more of the same — to sell more minerals and to distribute the proceeds to a new, if somewhat larger elite.
Job creation is the only sustainable way to reduce poverty and inequality
The nation’s long-term prosperity requires the participation of all South Africans in the economy. Increasing employment is the only sustainable solution to reducing poverty and inequality. Over time, South Africa’s firms and factories, offices and service providers, must absorb more labour, and include more people in economic activity.
The present policy trajectory will not get us onto a new growth path. Notwithstanding significant successes in economic policy over the past 15 years, South Africa needs a credible plan, supported by an effective implementation strategy, to drive faster and more inclusive growth. There is ample international experience on which to draw. Last year’s Medium Term Budget Policy Statement summarised the lessons of 13 high-growth countries that were the subject of a prominent international study. In brief, these countries took advantage of the global economy, pursued sound monetary and fiscal policies, had capable governments and were able to make the tough trade-offs required for long-term expansion.
There is no silver bullet: a multidimensional approach is required for faster growth and job creation
There is no silver bullet to deliver faster growth, employment and poverty reduction. A multidimensional approach is required and, even with successful implementation of sound policies, economic change takes time. It also requires difficult choices to be made about investment options, spending priorities, and technology and trade strategies.
The figure below summarises key elements required to achieve faster growth, higher employment and reduced levels of poverty.

2010 BUDGET REVIEW

Figure 1.1 Drivers of growth, employment and poverty reduction
Policy levers to boost employment and growth over the long term
Over the period ahead, government’s policy objectives include making the economy more labour-absorptive, raising productivity, boosting exports and promoting greater levels of investment. These economic objectives, alongside social policy goals such as improved education, training and health outcomes, will contribute to more effective redistribution of resources and capabilities. Ultimately, poverty reduction is about developing people’s capabilities and providing a growing economy in which they can work to improve their living conditions.
The policy levers to achieve these objectives include:
•	Steps to reduce youth unemployment, including a targeted wage subsidy aimed at lowering the costs and risks of hiring inexperienced work-seekers.

•	Supporting labour-intensive industries through industrial policy interventions, skills development, infrastructure investment, public employment programmes and a rural development strategy.

•	Raising our savings level, and sustaining high levels of public and private investment.

•	Improving the performance and effectiveness of the state, especially the provision of quality education and training at all levels.

•	Reforms to increase inclusion and participation in the labour market, alongside efforts to improve competition in product markets, to reduce barriers to job creation and investment, and to lower the non-wage costs of doing business.

•	Keeping inflation low, striving for a stable and competitive exchange rate, and providing a buffer against global volatility.

•	Raising productivity and competitiveness by cutting red tape, enforcing competition laws, enhancing regulatory oversight, improving the performance of state-owned enterprises, and opening up the economy to investment and trade opportunities that can boost exports.

CHAPTER 1: TRANSFORMING THE SOUTH AFRICAN ECONOMY

There is a need for growth plans in sectors such as agriculture, which can boost job creation
In developing a new growth path, progress also needs to be made in developing sectoral plans to raise employment and output. For example, South Africa needs a strategy to raise agricultural output, which will have positive benefits for rural employment. Similarly, a plan that removes obstacles to mining investment and exports could boost output and support job creation. These initiatives are led by the economic cluster of ministers, in consultation with industry stakeholders.
Putting young people to work
South Africa’s employment crisis is characterised by high joblessness among youth
The most urgent focus of policy change must be interventions to create jobs for young people. As the graph below shows, unemployment rates for young people are substantially higher than the national average, which is itself high by international standards. Labour market data indicates that firms are reluctant to hire inexperienced work-seekers, and school-leavers lack basic workplace competencies. A 2008 report by the Organisation for Economic Cooperation and Development entitled Going for Growth shows that work experience plays an important part in supporting skills development. Chapter 3 of the Budget Review discusses some of the reasons for our high unemployment and a range of policy options to address the challenge.
Government aims to accelerate job creation for young people through a targeted wage subsidy, together with improved information services linked to training, to activate employment in the private sector. A further expansion of public employment programmes is also under way, and is supporting local infrastructure projects, literacy programmes, home-based care, school maintenance and early childhood education initiatives.
Figure 1.2 Unemployment Rate by age group (December 2009)
Proposals will therefore be tabled to subsidise the cost of hiring younger workers, accompanied by the appropriate flexibility required to encourage firms to take on the risk of hiring inexperienced staff. This will lower the cost and risk of hiring an inexperienced person while creating on-the-job learning opportunities. This proposal complements efforts to raise further

2010 BUDGET REVIEW

education and training (FET) college enrolment, broadening the range of opportunities for young school leavers.
•	A fiscal stance to sustain and support growth
Low levels of public debt allowed government to respond, reducing the human cost of recession
The prudent management of the public finances over the past decade -signalled by the low level of public debt — enabled South Africa to support demand in the economy by sustaining public spending and growing infrastructure investment despite a significant fall in tax revenue. Without these measures, the human cost of the recession would have been far higher. Now that the economy is growing again, government will gradually reduce the deficit and moderate public debt so that fiscal policy can continue to play a supportive and developmental role.
Fiscal crisis in southern Europe demonstrates the importance of sustainable debt levels
The consequences of unsustainable debt levels have been highlighted in recent months. Greece, for example, has faced a sharp rise in its borrowing costs and must take extraordinary austerity measures to reduce a deficit of over 12 per cent of GDP to below 3 per cent in just three years. Ireland, Spain, the United Kingdom and the United States have to cut public spending sharply, including reducing public-sector salaries and scaling back on pension and social protection measures. South Africa does not have to respond in such a severe way because we reduced our debt obligations when the economy was performing well. Nevertheless, we too have to reduce our deficit over time.
Generally, countries with high debt levels (such as Japan, Greece, Italy) can be expected to grow more slowly than countries with low debt or surpluses (China, Chile). South Africa’s net loan debt is expected to rise from 22.7 per cent in 2008/09 to about 44 per cent by 2015/16 before stabilising. Given the need for rapid economic growth to boost employment, our economy cannot afford too sharp a rise in debt. Similarly, in the short term, we cannot afford to lower debt too quickly.
Figure 1.3 Consolidated government revenue and expenditure

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Government will take deliberate, measured steps to bring the budget back toward a balanced position
The budget deficit has increased partly because tax revenue fell by nearly 3 per cent of GDP during the recession. As the economy recovers, so too will revenues, but with a lag. As a result, government will borrow the difference between revenue and expenditure, bringing the deficit to an estimated 7.3 per cent in 2009/10. Government will proceed in a deliberate way to reduce the deficit over the next several years. This will require a more moderate growth in public spending. Over the next three years, public spending is projected to grow by about 2 per cent a year in real terms, compared with average real growth of 7.2 per cent over the period 2005/06 to 2008/09. Within this envelope, spending on key priorities will rise more rapidly. Given a degree of uncertainty in the economic outlook over the period ahead, both tax and spending plans may need to be adjusted to achieve a sustainable fiscal balance.
Infrastructure investments by state-owned entities will require higher tariffs and significant borrowings
To fund infrastructure investment, state-owned enterprises have significantly increased their borrowings. While some of their capital spending requirements may be financed by higher tariffs, these entities will continue to borrow to sustain the expansion of the country’s economic infrastructure. For this to be made possible, government has to moderate its claim on the capital markets by reducing its borrowings.
The development finance institutions are playing an important role in steadying firms that are in difficulty due to the cyclical downturn and in supporting higher levels of investment. The Development Bank of South Africa is taking the lead in supporting municipal infrastructure investment in water and sanitation; the Land Bank is poised to play a more supportive role in agriculture and rural development; and the Industrial Development Corporation works to implement government’s industrial policy, supporting growth and innovation in several industrial sectors.
•	Efficient and effective public services
Over the next few years, government must deliver more services - and deliver them more efficiently — within a tight resource envelope. Achieving this objective requires a new way of working:
•	The budget has been reprioritised so that money is moved from low-priority programmes to high-priority programmes.

•	A performance culture where people are held accountable for their actions, accompanied by clear, measurable outcomes related to key development priorities.

•	Government will manage growth in its consumption expenditure (wages, and goods and services) and obtain better value for money.

•	Corruption, particularly in the tender system, will be uprooted.
Reprioritising the budget
The 2010 Budget is characterised by significant reprioritization of resources
The 2010 Budget takes further steps in reprioritising public expenditure. A total of R87 billion has been added to spending plans over the next three years. In general, these resources go to education, health, rural development, creating jobs, fighting crime, infrastructure and human settlements, and improving local government.

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Government is postponing, cancelling or winding down low-priority and ineffectual programmes
The 2010 Budget process focused not only on where government could add more money, but also where savings could be made and spending reduced by postponing, cancelling or winding down low-priority and ineffectual programmes. At national level, about R25.6 billion has been found over the medium-term expenditure framework (MTEF) — the three-year spending plan of government — for reallocation to higher priorities, taking total changes to spending to R112 billion. About R13 billion of savings have been identified at a provincial level.
Efficiency savings have been identified in all departments, with spending on goods and services, travel, accommodation, conferences and catering strictly curtailed. The cancellation of the Airbus A400M military aircraft contract will save about R13 billion over the next seven years.
The Ministers’ Committee on the Budget will oversee a comprehensive review of expenditure
The second phase of the savings exercise has already begun, with departments assessing the role, purpose and effectiveness of their programmes and public entities, and whether those functions can be performed at a lower cost. The third phase, a comprehensive expenditure review, will be conducted jointly by the National Treasury and the Presidency, overseen by the Ministers’ Committee on the Budget.
A new budget process in Parliament
The Money Bills Amendment Procedure and Related Matters Act (2009), which has just come into effect, prescribes the processes through which parliamentary committees can make recommendations and propose amendments before the annual budget is enacted in law. The act recognises that while the Constitution provides that only the Minister of Finance may introduce appropriation bills and revenue laws, it also envisages that there should be a statutory procedure for money bills to be amended.
In summary, the procedure is as follows:
•	Portfolio committees are expected to table annual budgetary review and recommendation reports, which must assess each department’s service delivery performance and may include recommendations on the forward use of resources. These reports are intended to be available to the National Assembly for consideration alongside the Medium Term Budget Policy Statement (MTBPS).

•	Within 30 days of the Minister tabling the MTBPS, Parliament’s finance and appropriation committees must report on the proposed fiscal framework and the division of revenue. In preparing the budget, the Minister must consider these reports and respond to their recommendations.

•	Once the budget has been tabled in Parliament, the fiscal framework and revenue proposals are referred to the finance committees, which must prepare a report accepting or amending the framework. If amendments are proposed, the Minister has an opportunity to respond, following which Parliament must approve a fiscal framework.

•	Parliament’s appropriation committees then have to consider and report on the Division of Revenue Bill, which allocates available resources between national, provincial and local government. Changes may be proposed provided they are consistent with the approved fiscal framework.

•	The Appropriation Bill may then be considered and approved. This bill allocates resources between budget votes for national departments and associated entities, including conditional grants to provinces and municipalities. If an amendment to the Appropriation Bill is proposed, it must be consistent with the approved fiscal framework and Division of Revenue Act.
Parliament is therefore able to revise specific allocations within or between national votes, subject to the agreed overall allocations to each sphere. At each step, the Minister of Finance is given the opportunity to comment on any proposed change to the budget. These procedures are designed to ensure that the overall integrity of the budget, the fiscal framework and the division of revenue is maintained, and to assure certainty in fiscal policy, social and economic development, and public service delivery.
The Minister’s response to the recommendations of Parliament on the 2009 MTBPS, which have been taken into account in preparing the 2010 Budget, is set out in Annexure A.

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Public-sector salary increases over the next three years will have to be more moderate
The budget also has to strike a careful balance between the major categories of spending (personnel costs, goods and services, capital spending and transfers to households), since each of these have different implications for the economy. In 2008 and 2009, public-sector salaries grew more quickly than anticipated. Part of this growth was necessary to adjust salaries for key categories of professionals. In addition, direct public employment increased rapidly, especially in health, policing and education. Now that these occupation-specific adjustments have occurred, salary increases over the next three years will have to be more moderate to be able to sustain positive growth in employment and infrastructure spending.
A new role for Parliament in the budget process
This year, new legislation comes into effect setting out procedures to effect a longstanding constitutional requirement: the ability of Parliament to amend money bills. To give full effect to the new legislation, Parliament needs greater capacity to support its committees, and the executive will work more closely with the legislature in developing the national budget.
Measurable performance and accountable delivery
‘Massive increases in expenditure did not always produce the results we wanted, hence the outcomes and measurable outputs approach.’ —
Minister in the Presidency Collins
Government is adopting a new approach to delivery that focuses on outcomes. The Presidency has set out 12 clear, measurable outcomes. Chapter 8 discusses the priority outcomes in detail and describes how resources are allocated to support their achievement. This new approach, together with enhanced planning, monitoring and evaluation capacity, aims to give greater impetus to development and service delivery improvements, and to make a meaningful impact on the lives of South Africans.
The new approach requires the public service to work differently. In each of the priority areas, delivery agreements will be negotiated between the Presidency and the relevant service delivery forum. These will consist of government departments at all levels and other research and implementing agencies. The delivery agreement will then be signed by the President and all the major representatives in a sector. This approach necessitates closer cooperation between government at national, provincial and local level, and agencies and communities involved in the delivery of key services. An example of this approach emerged earlier this year, when teacher unions committed themselves to raise the bar for performance and quality teaching in the classroom, and to stamping out disruption to teaching time.
Similar agreements will be negotiated in each of the 12 areas, with the top priorities set to be completed in the first half of this year. These agreements provide a platform for increased public scrutiny of government’s work and performance. These reforms will also strengthen democracy by promoting greater public accountability.
An approach geared to emphasize performance requires a set of complementary reforms to revitalise the public service, and to create a culture of efficiency, effectiveness, productivity and respect for citizens. Better public services also require partnerships with communities, obliging local government to become more responsive.

2010 BUDGET REVIEW

Procurement reforms and fighting corruption
Over the past decade, to improve efficiency and accountability, decisions on procurement were decentralised to departmental level. An unintended consequence of this process has been the fragmentation of accountability and an increase in abuse of the tender system.
‘These [corrupt] tenders are the biggest threat to our revolution.’ —
Minister of Higher Education and Training Blade Nzimande
If government is not able to curb corruption in procurement processes, confidence in our democratic government will rapidly erode. Corruption is part of a broader problem associated with a narrow view of empowerment that has become more widespread. Empowerment is about building capabilities so that people can contribute to economic development and improve their lives and livelihoods, not about extracting large economic rents from government.
To reduce corruption and to lower the costs of procuring certain goods and services, government intends to reform the procurement system. Greater transparency (including electronic procurement systems), arms-length competitive tendering processes and providing greater certainty to industry about procurement pipelines will contribute to achieving better value for money. More centralised procurement arrangements will be adopted where this contributes to greater efficiency and transparency.
Inter-agency cooperation will hasten effective prosecution of those defrauding government
In addition, a supply chain compliance unit has been established in the National Treasury. It will investigate compliance with tender rules and procedures, and work with the Special Investigating Unit to investigate specific tenders where there is suspicion of corruption. Closer cooperation between the Special Investigating Unit, the South African Revenue Service, the Financial Intelligence Centre and the South African Police Service will hasten effective prosecution of people found to be defrauding government through the tender system. An inter-ministerial task team has been established to coordinate anti-corruption initiatives.
• Overview of the 2010 Budget
Economic outlook and employment
The recession took a heavy toll on South Africa, with some 870 000 people losing their jobs in 2009 and households squeezed between falling incomes and high levels of debt. As the recovery strengthens, South Africa faces the related challenges of sustaining growth while at the same time making the changes necessary that will allow for more rapid and inclusive economic expansion in years ahead.
To support more inclusive growth, regulatory reforms that encourage employment are needed
Chapter 2 sets out government’s economic forecasts and points to the policy changes needed to place the economy on a more competitive footing. Key interventions required include regulatory reforms that lower business costs and encourage employment, further efforts to support investment and savings, and supporting a more labour-intensive industrial policy.
Chapter 3 focuses specifically on employment. It analyses long-term trends, discusses job losses during the recession, and reviews research on the factors behind youth unemployment. The chapter provides strong evidence to suggest that while South Africa’s labour market regulations

CHAPTER 1: TRANSFORMING THE SOUTH AFRICAN ECONOMY

are well structured, there are unintended consequences that may contribute to high unemployment, such as bargaining arrangements focused on raising the minimum wage that price inexperienced workers out of the job market. The chapter discusses a range of policy interventions that could contribute to higher employment growth.
The domestic economy is projected to grow by 2.3 per cent this year
Following a 1.8 per cent GDP contraction in 2009, the South African economy is projected to grow by 2.3 per cent this year, rising to 3.6 per cent by 2012. Factors driving higher growth include a recovery in the global economy, higher commodity prices and sustained growth in government spending. There are, however, significant risks to the global outlook. In particular, large budget deficits in developed countries and asset price bubbles in Asia are cause for concern.
The FIFA World Cup should contribute about 0.5 per cent of GDP in 2010
Expansionary fiscal and monetary policies have supported the economy during the recession and continue to support the recovery. Nevertheless, high levels of debt continue to constrain household consumption expenditure. Slower demand growth and the uncertain economic outlook have reduced private-sector capital investment. As the recovery takes hold, private investment will pick up. The 2010 FIFA World Cup is also expected to provide a boost to the economy, contributing about 0.5 per cent of GDP this year.
Figure 1.4 Macroeconomic forecasts (calendar year)
Government affirms its commitment to low inflation and a more competitive and stable exchange rate
Chapter 2 also provides a detailed outline of government’s policy stance on inflation and the exchange rate. A commitment to lowering our inflation rate (and therefore long-term interest rates) relative to those of our major trading partners is emphasized, alongside countercyclical monetary and fiscal policies that will contribute to a more competitive and stable exchange rate
Fiscal and tax policy
Chapter 4 discusses fiscal policy. South Africa’s healthy public finances enabled a significant stimulus over the past year, and fiscal policy will continue to contribute to the domestic economic recovery. In addition, low

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levels of public debt achieved between 2004 and 2008 have allowed public corporations to increase infrastructure investment, further supporting growth in the short and long term.
The budget balance has widened by over 8 per cent of GDP since 2007/08. Public spending has increased by about 5 per cent of GDP and revenue has fallen by over 3 per cent of GDP.
Government will reduce the budget deficit gradually, which will require slower growth in public spending
The fiscal policy discussion sets out the path by which the budget will be brought back towards a sustainable position. Government is projecting to reduce the deficit gradually, from about 7.3 per cent of GDP in 2009/10 to about 4 per cent by 2012/13. This will require slower (though still positive) growth in public spending. and a gradual rise in tax revenue.
Table 1.1 Consolidated government budget

R billion	2009/10	2010/11	2011/12	2012/13

Gross tax receipts	565.4	650.3	734.5	811.9
plus: Non-tax receipts	64.2	73.1	82.1	87.6
less: SACU transfers	-27.9	-15.0	-11.2	-22.8

Total receipts	657.6	738.4	827.7	922.3

Current payments	480.4	527.9	580.1	623.7
of which: Interest	62.3	77.6	95.7	112.5
Transfers and subsidies	268.6	284.0	315.0	337.3
Payments for capital assets	53.5	68.2	69.4	73.6
Payments for financial assets	32.8	20.9	0.8	0.0
Contingency reserve	—	6.0	12.0	24.0

Total payments	835.3	907.0	977.4	1058.6

Budget balance	-177.8	-168.6	-149.6	-136.3
Percentage of GDP	-7.3%	-6.2%	-5.0%	-4.1%
Gross domestic product	2 449.9	2699.9	2967.6	3295.7

Chapter 5 discusses tax policy and proposals. Tax policy continues to focus on improving compliance and broadening the tax base.
Tax revenue for 2009/10 is sharply below the original budget estimate, reflecting the impact of the recession
In 2009/10, tax revenue is expected to be about R69 billion below the original budget estimate, reflecting significant weakness in the economy. Revenue growth is expected to recover but with a lag. In particular, taxes from company profits are likely to continue falling for the first part of 2010, only increasing in late 2010 and 2011.
Government will take further steps to broaden the tax base and improve tax compliance so that the burden of meeting the cost of public services is shared equitably.
Chapter 6 sets out the scale and strategy of the borrowing programme, and provides an assessment of the economic implications of this borrowing. It also provides more detail on the investment and borrowing plans of the major state-owned enterprises. The plans of development finance institution are summarised.
A large public-sector borrowing requirement is a necessary corollary to sustaining the infrastructure programme
Progress in reducing the budget deficit must take account of a large public-sector borrowing requirement, which is necessary to sustain capital spending by state-owned enterprises and municipalities. If national government does not moderate its borrowing requirement, public enterprises may find it difficult to raise the debt necessary to sustain their

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large infrastructure programmes. Government also recognises that households and businesses will have to adjust, over time, to higher tariffs for electricity and water, consistent with the economic cost of these services.
Net loan debt of national government is projected to increase from R525.7 billion in April 2008 to R1.3 trillion by March 2013, the end of the present MTEF period. This significant increase in borrowings has to be raised in domestic and foreign capital markets which are still recovering from the effects of the global recession. Furthermore, South Africa and the major state-owned enterprises have to compete on capital markets with other countries that have significant borrowing requirements.
Social security and health care financing
The social security system has proven resilient, but there is a need for further reform
South Africa’s social security system has proven resilient during the turbulent economic conditions of the past year. Almost 14 million South Africans are now receiving social grants, and this number is set to increase in the coming years as a result of the extension of the child support grant to recipients’ 18th birthday. Meanwhile, the Unemployment Insurance Fund (UIF) has been able to cope with the surge in unemployment and the resultant increase in claims.
There is, however, considerable room for improvement in the social security system. Government is examining ways to bring down the cost of administering the grants system and countering fraudulent claims. At the same time, statutory funds such as the UIF, the Compensation Funds and the Road Accident Fund (RAF) could all provide improved service and better coverage. In December 2009, Cabinet approved fundamental changes to the RAF, creating a no-fault system that will expand access to benefits to a wider group of road accident victims and focus resources on those most seriously injured. Reforms to the UIF and Compensation Funds are also under consideration.
A national health insurance system is under consideration
Voluntary social insurance is also under scrutiny. Lower-income workers are ill-served by the existing retirement funding arrangements. An inter-ministerial committee is reviewing options for a universal savings arrangement to help low-income workers save for retirement, and provide them and their dependants with greater protection in the event of disability, unemployment or death. Government is also examining ways to improve access to health care and ease the burden on the public health system. Under consideration is a system of national health insurance that will build on existing resources in both the public and private sectors.
Medium-term spending plans and the division of revenue
Chapters 8 and 9 set out the spending plans of government over the next three years, focusing on changes to spending plans tabled in 2009. South Africa’s system of intergovernmental fiscal relations provides for budgets at national, provincial and municipal level. The national fiscus transfers significant resources to sub-national government in line with nationally determined priorities. The 2010 Budget reflects significant reprioritisation between spending areas and within departments to fund new priorities and achieve targets.

2010 BUDGET REVIEW

Education, health, rural development, public safety, Jobs, housing and local government are the priorities
The priorities of government, guided by the medium-term strategic framework, are education, health, rural development, fighting crime and creating jobs. Given their importance, human settlements and associated infrastructure, and local government, have been identified as additional priorities. While the bulk of new resources are allocated to these functions, a significant share of additional spending goes to fund higher-than- budgeted salary increases and occupation-specific dispensations for certain professionals.
Chapter 8 provides an account of how spending plans relate to government’s outcome targets, further strengthening accountability.
Half of additional expenditure is channelled to provinces and municipalities
Public spending growth averages about 8.2 per cent a year or 2.2 per cent in real terms. This is below the rapid pace of growth in previous budgets and reflective of the more constrained fiscal and economic environment. Given that provinces and municipalities deliver several of the key priorities of government, transfers to these spheres grow by 7.8 per cent and 13.4 per cent respectively.
Table 1.2 Division of revenue

R billion	2009/10	2010/11	2011/12	2012/13

National allocations	346.1	359.1	370.7	393.8
Provincial allocations	290.8	322.9	350.5	369.3
Equitable share	236.9	261.0	280.7	294.8
Conditional grants	53.9	61.9	69.9	74.6
Gautrain loan	4.2	—	—	—
Local government allocations	50.1	58.8	66.6	73.2

Total allocations	691.2	740.8	787.9	836.3

Changes to baseline
National allocations	3.0	6.6	9.7	16.9
Provincial allocations	10.4	13.2	14.6	17.8
Equitable share	9.0	10.7	11.3	11.9
Conditional grants	1.5	2.5	3.3	5.8
Local government allocations	0.4	0.9	1.7	5.3

Total	13.9	20.7	26.0	39.9

• Other budget documentation
In addition to the Budget Review, the National Treasury produces a series of other documents related to the Budget:
•	The Budget Speech

•	The Division of Revenue Bill

•	The Appropriation Bill

•	The Estimates of National Expenditure

•	The People’s Guide.
Two annexures to the 2010 Budget Review are available on the National Treasury website: Annexure W1 (Explanatory memorandum to the division of revenue) and Annexure W2 (Structure of the government accounts). These documents and other fiscal and financial publications are available at: www.treasury.gov.za.

2
Economic policy and outlook
Economic activity is gradually improving worldwide in the wake of the severe contraction caused by the global financial crisis. The world economy is expected to grow by 3.9 per cent in 2010, supported by expansionary fiscal and monetary policies. A sustained and more robust rise in economic activity over the medium term, however, will require a recovery in consumer demand and private investment, job creation, and careful management of debt and inflation pressures.
The recession had a far-reaching impact on South Africa, with rising joblessness and falling incomes affecting millions of people. Economic activity has started to revive, but it will take time for stronger confidence to boost consumption, employment and private investment. Real GDP growth is projected to rise to 2.3 per cent in 2010 and 3.2 per cent in 2011. The improved outlook is supported by expansionary fiscal and monetary policies, public-sector investment, lower inflation, high commodity prices and the upturn in global demand.
Recovering jobs lost in 2009 and reducing high levels of structural unemployment will require much greater focus by government, business and labour. Macro- and microeconomic policies must work in tandem to remove constraints to growth and employment, and enhance export competitiveness.
• Introduction and economic outlook
The world is emerging from recession, but the costs of the crisis wil1 be with us for year to come
The world economy is recovering from the precipitous decline in demand and output caused by the near-collapse of the global banking system in late 2008. GDP growth is expected to strengthen in the year ahead, but will not reach pre-crisis levels for some time. While expansionary fiscal and monetary policies averted a more severe global recession, the costs of the crisis will be felt for many years to come in the form of higher unemployment and public debt around the world.

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A sustained recovery will require stronger consumption and employment
Since the 2009 Medium Term Budget Policy Statement, confidence in the global recovery has strengthened. Many countries, including South Africa, saw growth return in the third quarter of 2009. Economic activity is picking up off a low base as production revives and inventories are rebuilt, but a sustained recovery will require stronger consumption and employment, particularly in developed countries. The main risks to the outlook emanate from premature withdrawal of fiscal and monetary policy stimulus and the management of fiscal pressures in countries with large deficits and high debt burdens — notably in the Eurozone, the US, the UK and Japan.
Figure 2.1 GDP growth, selected countries and regions, 2009 — 2010
National Treasury forecasts for South Africa; January 2010 IMF World Economic Outlook for others.
Moderate pace of domestic recovery demands a greater focus on removing constraints to growth
The recession has taken a heavy toll on South Africa, with about 870 000 jobs lost during 2009. Fiscal and monetary policies have responded in a countercyclical manner — increasing spending and sharply reducing interest rates. The crisis has slowed progress in achieving government’s goals of accelerated economic growth and job creation, broader participation in the economy and poverty reduction. The moderate pace of recovery anticipated in the forecast suggests the need for intensified focus on removing constraints to higher growth and employment.
The domestic economy contracted by an estimated 1.8 per cent in 2009 as a result of a decline in consumption spending and weak investment growth. Anaemic internal and external demand resulted in a collapse in manufacturing output to 2004 levels, falling exports, and a sharp decline in commercial and industrial inventories. Economic conditions stabilised in the second half of the year, with some recovery in output, particularly in manufacturing and mining. Trends in consumption and employment, however, remain weak.

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Fiscal and monetary policies support recovery in demand , and 2.3 per cent growth is expected in 2010
South Africa’s macroeconomic policies are supportive of a recovery in private demand. The budget deficit increased to 7.3 per cent of GDP and borrowing rose during 2009/10. The Reserve Bank also eased monetary policy, lowering the repurchase (repo) rate by a cumulative five percentage points since December 2008 to 7 per cent.
Government expects the economy to recover gradually, driven by positive investment growth, more stable inventories and government consumption. Real GDP growth of 2.3 per cent is projected in 2010, rising to 3.6 per cent by 2012. Spending on stadiums and transport associated with the 2010 FIFA World Cup has already boosted growth. The main event this year will further benefit tourism.
Table 2.1 Macroeconomic projections, 2006 — 2012

	2006	2007	2008	2009	2010	2011	2012
Calendar year		Actual		Estimate		Forecast
| | | | | | |
Percentage change unless otherwise indicated
Final household consumption	8.3	5.5	2.4	-3.5	0.9	2.6	2.9
Final government consumption	4.9	4.7	4.9	5.7	4.7	4.1	3.6
Gross fixed capital formation	12.1	14.2	11.7	4.0	5.8	7.8	8.7
Gross domestic expenditure	8.6	6.4	3.3	-1.9	3.1	3.5	3.8
Exports	7.5	5.9	2.4	-20.2	3.8	3.9	5.4
Imports	18.3	9.0	1.4	-18.3	6.8	4.9	5.6
Real GDP growth	5.6	5.5	3.7	-1.8	2.3	3.2	3.6

GDP inflation	6.5	8.2	9.2	7.4	6.6	7.3	6.5
GDP at current prices (R billion)	1 767.4	2 017.1	2 283.8	2 407.2	2 626.0	2 907.7	3 210.9

Headline CPI inflation	3.2	6.1	9.9	7.1	5.8	6.1	5.9
Current account balance (% of GDP)	-5.3	-7.2	-7.1	-4.3	-4.9	-5.3	-5.8

Table 2.2 Macroeconomic projections, 2008/09 — 2012/13

	2008/09	2009/10	2010/11	2011/12	2012/13
Fiscal year	Actual	Estimate		Forecast

Percentage change unless otherwise indicated
Real GDP growth	2.5	-1.5	2.9	3.4	3.6
GDP inflation	8.8	7.2	7.1	6.3	7.2
Headline CPI inflation	9.9	6.7	5.7	6.2	5.9
GDP at current prices (R billion)	2 320.1	2 449.9	2 699.9	2 967.6	3 295.7

Household consumption will recover gradually. Credit demand remains weak despite easing lending standards, because debt levels are still high and the labour market is lagging the recovery. Household consumption is projected to grow by 0.9 per cent in 2010, 2.6 per cent in 2011 and 2.9 per cent in 2012.
Public-sector infrastructure programme provides a very strong medium-term boost to fixed investment
Continuing public-sector investment in economic infrastructure provides crucial support to the recovery and is essential to reduce bottlenecks and draw in private-sector investment. Real fixed investment by public enterprises is projected to continue growing at a rapid pace.
Exports will benefit from stronger global demand and high commodity prices, largely as a result of growth in China and India, but the appreciation of the exchange rate, driven by a resumption of capital flows to emerging markets, has reduced competitiveness somewhat. The

2010 BUDGET REVIEW

availability of foreign capital, however, has helped to contain financing costs for infrastructure investment, and the stronger exchange rate has reduced the cost of imported capital goods.
CPI is projected to average about 6 per cent over the next three years
Headline consumer price inflation (CPI) fell below 6 per cent for the first time in 31 months in October 2009, ending the year at 6.3 per cent. Inflationary pressures eased as a result of the stronger rand and lower prices for food and petrol. CPI inflation is projected to average 5.8 per cent in 2010 and about 6 per cent over the medium term.
The current account deficit narrowed to an estimated 4.3 per cent of GDP in 2009 in response to weak demand for imports and lower net income payments to the rest of the world. However, the deficit is expected to increase to 4.9 per cent in 2010 and 5.8 per cent by 2012.
• Policies for growth
‘The loss of jobs is now the biggest cost that societies are paying for serious policy and design flaws in the global economy.’ —
Minister of Economic Development Ebrahim Patel
The painful impact of the recession on the lives of many South Africans has increased the urgency of forging a new growth path — one that combines faster economic expansion with large-scale job creation to reduce high levels of poverty and inequality.
Government will maintain prudent macroeconomic policies that promote a favourable environment for investment and job creation through low and stable inflation and interest rates, a competitive real exchange rate and measures to support financial stability. Responsible management of fiscal policy will prevent an unsustainable rise in debt that would limit the ability of the economy to grow at a faster rate in the future. Social and economic spending priorities will remain in focus to support poverty reduction and investment.
Government, business and labour must work in partnership to address our economic challenges
To address constraints to growth, microeconomic reforms are required to increase private investment and support competitiveness by lowering costs, raising productivity, and taking advantage of changing patterns of global demand to raise exports. To be successful, these policy adjustments must be underpinned by partnerships between business, labour and government.
Microeconomic policies cover a range of issues that affect the quantity, quality, and cost of inputs into production such as labour, capital, land and technology. Economic growth is more rapid and welfare increases more quickly if the quality of these inputs improves over time — and if they are used more efficiently. The quality of public infrastructure and public services, such as education and health, are decisive in achieving better growth outcomes, as are government policies that support the mobility of labour, promote competition and ensure effective regulation of markets.
Constraints to higher growth in South Africa have been identified in various studies — notably the work of the International Growth and Advisory Panel (2006-2008) and the Organisation for Economic Cooperation and Development’s Economic Assessment of South Africa (2008). Recommendations to improve growth potential have focused on the need to pursue countercyclical fiscal and monetary policies, while doing more to ensure that goods markets are competitive, labour markets

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function well, the economy is open to trade and investment, and infrastructure is modernised and expanded.
Lack of skills has been identified as a crucial impediment to growth
In 2008 and 2009, the Grant Thornton International Business Report, which surveys business executives around the world, rated the availability of skilled workers in South Africa as the most important impediment to growth, followed by burdensome regulations and red tape. Similarly, the World Bank’s Doing Business reports and the World Economic Forum’s Global Competitiveness reports highlight areas that adversely affect small businesses such as the regulatory burden.
Independent assessments on competition and regulation in network industries, commissioned by the National Treasury in 2007, identified a number of inefficiencies in key sectors such as electricity, telecommunications and freight transport that impose additional costs on the economy.
South Africa needs higher growth and greater labour absorption, particularly for lower-skilled workers
To reduce South Africa’s high unemployment rate, we need both higher growth and greater labour absorption, particularly for lower skilled workers. This requires greater focus on raising investment, creating incentives for job creation, raising productivity and expanding exports. While the state plays an important role in addressing inequality and infrastructure backlogs, a climate conducive to dynamic private-sector investment, entrepreneurship and growth must be supported.
Key initiatives to support higher growth that have been suggested in the studies mentioned above include:
•	Steps to reduce youth unemployment, including a targeted wage subsidy accompanied by greater flexibility in hiring young people and better training.

•	Supporting labour-intensive industries through industrial policy interventions, skills development, infrastructure investment, public employment programmes and a rural development strategy.

•	Helping industries to better manage scarce resources and reduce greenhouse gas emissions through appropriate pricing of energy to enable investment in sustainable technologies.

•	Investment in and improved maintenance of energy, transport, water and communications infrastructure, supported by appropriate and sustainable tariff structures.

•	Raising productivity and competitiveness by reducing regulatory hurdles and red tape (especially for small firms), reviewing the scope of collective bargaining, enforcing competition laws, lowering logistics and communications costs, providing incentives for foreign direct investment and reducing barriers to trade.

•	Increasing access for private investment and participation in critical input markets, such as energy, telecommunications and transport.

•	Further steps to raise savings and investment through responsible fiscal management, tax incentives, monetary policy that pursues low and stable real interest rates, programmes to support financial literacy and expanded access to banking services.

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•	Keeping inflation low, striving for a stable and competitive exchange rate, and buffering the economy against global volatility with adequate stocks of foreign exchange reserves and low foreign debt levels.
• Global developments
The global economy is in recovery, driven by expansionary fiscal and monetary policies, a revival in industrial production and the rebuilding of inventories. The International Monetary Fund (IMF) expects the world economy to grow by 3.9 per cent in 2010, after contracting by an estimated 0.8 per cent in 2009. Emerging and developing countries are expected to expand at a more robust pace of 6.0 per cent in 2010, thanks to strong recoveries in China, India and Brazil.
In Europe, the costs of fiscal indiscipline loom large
Over the medium term, policy makers face the challenge of managing large fiscal deficits and high public debt associated with corporate bailouts and stimulus packages. The risks posed by unsustainable fiscal management are starkly illustrated by the experiences of Portugal, Ireland, Greece and Spain, which face mounting debt and interest costs, accompanied by calls for wide-ranging austerity measures. The fiscal deficit of Greece reached 12.7 per cent of GDP in 2009, and government debt rose to 113.4 per cent of GDP.
Risks to the global outlook
The trajectory of global economic recovery is uncertain. The IMF revised its forecast for world growth in 2010 from 3 per cent in January 2009 to 1.9 per cent in April, before reaching the current projection of 3.9 per cent. While the National Treasury’s current forecast incorporates a greater degree of confidence that the basis for a sustained recovery has been established, several risks must be considered. These include:
•	Withdrawal of stimulus measures and implementation of “exit” strategies that reduce support for growth, even as employment remains weak.

•	High fiscal deficits that have resulted in unsustainable levels of public debt in many countries. Greece, Ireland, Spain and Portugal are facing the reality of sharp spending cuts and higher interest rates due to ballooning debt levels and collapsing investor confidence.

•	Policies supporting growth in China that may become unsustainable as extraordinary fiscal and monetary measures continue to inflate asset prices. Too much tightening, however, could prevent wages and the real exchange rate from rising, dampening consumer demand and prolonging global macroeconomic imbalances.

•	Expansionary monetary policies in developed countries that have boosted global liquidity, leading to renewed financial market exuberance and a surge in capital inflows to emerging markets. The ensuing rise in exchange rates and asset prices may weaken growth in some countries, including South Africa.

•	Unprecedented support provided to bail out large banks during the crisis. There is concern that banks are returning to business as usual, and using state support to generate windfall profits. Left unchecked, this behaviour may sow the seeds of a future crisis.
Trends in major economies and regions
•	Supported by strong stimulus measures, the US has emerged from recession. After contracting by an estimated 2.5 per cent in 2009, the US economy is projected to grow by 2.7 per cent in 2010.

•	Growth prospects are weaker in Europe. The Eurozone contracted by 3.9 per cent in 2009 and is forecast to grow by just 1 per cent in 2010.

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•	China is projected to grow by 10 per cent in 2010, and to account for 41 per cent of global growth over the next five years. India’s economy is expected to expand by 7.7 per cent in 2010.

•	Stronger global demand combined with improving commodity prices will support growth of 4.3 per cent in sub-Saharan Africa in 2010, following modest growth of 1.6 per cent in 2009.

Table 2.3	Annual percentage change in GDP and consumer price inflation, selected regions/countries, 2009 — 2011

Region / Country	2009	2010	2011	2009	2010	2011
Percentage	GDP projections[1]			CPI projections[2]

World	-0.8	3.9	4.3	2.5	2.9	2.8
US	-2.5	2.7	2.4	-0.3	2.2	1.9
Euro area	-3.9	1.0	1.6	0.3	1.2	1.5
UK	-4.8	1.3	2.7	2.1	2.4	1.7
Japan	-5.3	1.7	2.2	-1.3	-1.0	-0.3
Emerging markets and developing countries	2.1	6.0	6.3	5.2	6.2	4.6
Developing Asia	6.5	8.4	8.4	3.0	3.4	3.1
China	8.7	10.0	9.7	-0.7	2.8	3.2
India	5.6	7.7	7.8	10.4	7.1	5.9
Africa	1.9	4.3	5.3	9.0	6.5	5.8
Sub-Saharan Africa	1.6	4.3	5.5	10.5	7.3	6.6
South Africa[3]	-1.8	2.3	3.2	7.1	5.8	6.1

1.	GDP projections: IMF World Economic Outlook, January 2010.

2.	Country data: Consensus economics, January 2010; aggregate data: IMF World Economic Outlook, October 2009 and January 2010.

3.	National Treasury forecasts.
Commodity price trends
Global demand and US dollar weakness will support high commodity prices
After falling sharply at the height of the global financial crisis, commodity prices have benefited from improving global demand, US dollar weakness and strong investor demand for alternative assets. These factors are likely to support high prices for the foreseeable future. However, increases in production costs since 2007 will dampen the impact on production, profits and associated government revenue.
•	The gold price reached a new record of US$1 214/oz in December 2009, and remained above US$1 050/oz in early February 2010.

•	The platinum price jumped 84 per cent between December 2008 and January 2010, reaching US$1 557/oz.

•	The oil price remains volatile. From a level of US$41/barrel in December 2008, the price of Brent crude oil has increased by 76 per cent to about US$72/barrel in early February 2010.

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Figure 2.2 Trends in gold, platinum and oil prices, 2004 — 2010
• Balance of payments
The current account deficit narrowed to an estimated 4.3 per cent of GDP in 2009
The current account deficit narrowed to an estimated 4.3 per cent of GDP in 2009 from 7.1 per cent in 2008. This deficit was more than adequately financed by foreign capital inflows, as investors sought to place cash into higher-yielding emerging markets. Net purchases of bonds and equities by non-residents amounted to R102 billion in 2009. The stronger balance of payments was reflected in a recovery of the rand exchange rate after its sharp weakening at the height of the financial crisis in October 2008 — an experience common to other emerging markets and commodity producers.
Current account
Declining imports during the first three quarters of 2009 saw the trade deficit fal1 sharply
Declining import volumes in the first nine months of 2009 resulted in a trade deficit of 0.3 per cent of GDP, sharply lower than the 1.6 per cent deficit for 2008. The value of imports of mineral products (mainly oil) fell by 36.2 per cent, while exports of iron ore showed a marked increase of 46.7 per cent. Weak domestic consumption and investment also reduced imports of machinery and equipment. Lower dividend payments to non-resident investors reduced net income payments to the rest of the world.
Net service, income and transfer payments fell to 4.1 per cent of GDP in the first nine months of 2009 from 5.6 per cent in 2008. Dividend payments to non-resident investors as a share of GDP fell to levels last seen in 2006, but are likely to rise again over the medium term given the expected revival in company profits and higher foreign ownership of domestic bonds and equities. Transfer payments to other members of the Southern African Customs Union (SACU) also declined due to lower revenues from import tariffs.
The current account deficit is expected to rise to 4.9 per cent of GDP in 2010 and 5.8 per cent by 2012, as domestic demand strengthens and foreign dividend payments increase.

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Table 2.4 Summary of South Africa’s balance of payments, 2005 — 2009

Percentage of GDP	2005	2006	2007	2008	2009[1]

Total current account	-3.5	-5.3	-7.2	-7.1	-4.4
Trade balance	-0.1	-1.7	-2.0	-1.6	-0.3
Net services, income and transfer payments	-3.3	-3.7	-5.2	-5.6	-4.1
Net service payments	-0.3	-0.8	-0.9	-1.5	-0.9
Net income payments	-2.0	-2.0	-3.4	-3.2	-2.3
Net dividend payments	-1.6	-1.6	-3.1	-2.6	-1.6
Net transfer payments (mainly SACU)	-1.0	-0.9	-0.8	-0.8	-0.9
Current account excluding current transfers	-2.5	-4.4	-6.3	-6.3	-3.5
Financial account balance	5.6	7.0	9.5	8.2	5.2
Net portfolio investment	1.9	7.3	3.6	-5.9	3.4
Net foreign direct investment	2.3	-2.5	1.0	4.4	2.2
Net other investment	0.6	1.2	3.0	5.7	-1.1
Unrecorded transactions	0.8	0.9	1.9	4.0	0.7
Change in net reserves due to BoP transactions	2.2	1.7	2.4	1.1	0.8

1.	Includes data for the first three quarters of 2009, seasonally adjusted and annualised.

Source: South African Reserve Bank
South Africa’s terms of trade, which capture the ratio of export prices to import prices, improved considerably during the first half of 2009 as prices of precious metals rose more strongly than oil prices. A recovery in oil prices partially reversed these gains in the third quarter.
Volumes of exports and imports tumbled by 23 per cent and 20.5 per cent respectively in the first three quarters of 2009 compared with the same period in the previous year, with strong demand from the East supporting exports of coal and iron ore.
Table 2.5 Composition of trade, 2000 — 2009

	Share of total		Trade balance
	trade (%)
	2009		R billion
	Exports	Imports	2000	2005	2008	2009

Precious metals and stones	24.8	0.9	38.2	75.5	143.6	124.7
Base metals	14.8	4.3	23.8	44.5	80.9	54.1
Agricultural produce, food and beverages	9.2	6.7	7.7	10.8	7.6	11.7
Pulp and paper products	2.0	1.8	2.9	1.0	1.8	0.8
Transport equipment	8.6	8.9	0.2	-12.6	-2.2	-3.0
Miscellaneous manufacturing	0.8	1.6	0.2	-1.7	-4.8	-4.2
Mineral products (oil, coal, ore, etc)	20.1	21.8	-0.5	-5.5	-51.1	-12.8
Textiles, clothing, footwear and accessories	1.0	4.1	-3.6	-10.0	-16.5	-17.1
Other[1]	2.6	5.2	17.2	-11.4	-25.1	-21.2
Motor vehicle components	0.0	5.5	-15.0	-30.6	-48.1	-30.0
Chemical products, plastics and rubber	7.4	13.1	-12.3	-17.1	-36.9	-32.1
Machinery and appliances	8.6	26.1	-38.8	-62.4	-120.9	-96.5

Total	100.0	100.0	20.0	-19.3	-71.6	-25.8

1.	Other includes optical and photographical equipment, stone plaster, wood, hides, leather and skin etc. and articles thereof, works of art and unclassified products.
Source: South African Reserve Bank

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A framework for strong, sustainable and balanced growth
The Group of Twenty (G-20) has emerged as the most important forum in which to seek collaborative solutions to the global economic crisis. As part of these efforts, leaders have agreed to implement a Framework for Strong, Sustainable and Balanced Growth. Governments will work together to ensure that their fiscal, monetary, exchange rate, trade and structural policies are consistent with the stated objectives of the framework.
G-20 finance ministers were mandated to initiate a cooperative process of mutual assessment among member countries to assess the implications of policies for the pattern and sustainability of global growth. The exercise involves an analysis of each country’s macroeconomic policies and projections, microeconomic reforms and financial sector regulations.
Improving financial regulation in the wake of the global crisis
As a member of the G-20, the Financial Stability Board (FSB) and the Basel Committee on Banking Supervision, South Africa has been an active participant in dialogue on improving international financial regulation. While South Africa’s regulatory framework proved robust during the crisis, we will not be complacent, and the supervision of financial services will be enhanced.
The following steps are being considered.
•	The regulators’ roundtable, which began to improve regulatory coordination when it was formed in 2008, will focus on financial stability, enforcement, market conduct and legislative alignment during 2010. Government is considering a proposal to formalise the roundtable into a council of regulators.

•	The governance and accountability of the financial regulatory agencies will be improved.

•	In March 2010, the IMF will review South Africa’s adherence to global regulatory standards in banking, insurance and securities and the balance between regulators’ independence and accountability. This forms part of the country’s G-20 and FSB commitments.

•	The Basel Committee on Banking Supervision has proposed changes to the Basel II framework. These include measures to raise the quality and quantity of capital, steps to reduce the pro-cyclicality of current rules, a new risk framework, and liquidity and leverage ratios. Implementation of the relevant proposals is planned for 2011/12, following an impact assessment.

•	The World Bank will review South Africa’s crisis contingency framework in the first half of 2010.

•	The scope of regulation covering previously unregulated activities, such as hedge funds and private equity firms, will be reviewed. The National Treasury and Financial Services Board will release a discussion document on the appropriate response. Changes to regulations covering over-the-counter derivative products have been incorporated into proposed amendments to the Security Services Act.

•	Credit rating agencies, which play an important role in global investment, are currently unregulated. A draft Credit Ratings Services Bill will soon be released for public comment.
Financial account
A strong rebound in portfolio flows and FDI drove foreign capital inflows
In the first three quarters of 2009 foreign capital flows were mainly driven by a strong rebound in portfolio flows and foreign direct investment (FDI). Net purchases by non-residents of South African equity and debt instruments amounted to R102 billion in 2009 afteran outflow of R69.5 billion in 2008. Net FDI inflows totalled R40 billion in the firstthree quarters of the year, in large part due to investments in telecommunications.
Exchange rate and international reserves
The rand appreciated by 24 per cent against a trade-weighted basket of currencies in 2009, reversing the decline precipitated by the financial crisis in 2008. The strengthening in the rand, alongside currencies such as the Brazilian real and Chilean peso, was driven by renewed weakness in the dollar, stronger commodity prices and a surge in capital flows to emerging

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markets. The average level of the real exchange rate is still about 8 per cent weaker in 2009 than during its previous peak in 2006.
South Africa needs to minimise the costs — and maximise the benefits — of its open capital account
Capital flows can have a significant impact on the exchange rate in the short term. Over the long term, the level of the rand is affected primarily by differences in growth and inflation rates. South Africa needs to minimise the costs associated with a relatively open capital account — including currency appreciation and excess volatility — while maximising its benefits, which include lower-cost capital funding and cheaper imported goods. This requires a combination of countercyclical fiscal and monetary policies, along with reserve accumulation and appropriate prudential regulation.
Foreign currency reserves grew to $US39.5 billion in January 2010
Gross gold and other foreign currency reserves increased from US$34.1 billion at the end of 2008 to US$39.5 billion at the end of January 2010. Of this increase, US$2.4 billion consisted of an allocation of the IMF’s Special Drawing Rights (SDRs)1 to member countries in September 2009. The international liquidity position improved from US$33.5 billion in December 2008 to US$38.6 billion at the end of January 2010.
Figure 2.3 The rand versus developed and emerging market currencies, 2006 — 2010
Relative to the level in January 2006: rising line = depreciation; falling line = appreciation.
• Real output trends
After shrinking for three quarters, the economy began to grow again in the third quarter of 2009
South Africa’s economy emerged from recession in the third quarter of 2009, with real GDP rising at a seasonally adjusted annualised rate of 0.9 per cent after contracting in the previous three quarters. Overall, the real economy is projected to have shrunk by 1.8 per cent between 2008 and 2009.
Although a high degree of volatility remains, a range of indicators is pointing to an improvement in economic conditions. The leading indicator of economic activity, which fell to its lowest level in March 2009, rose strongly between August and November. The recovery is expected to gain momentum through the first half of 2010, resulting in GDP growth of 2.3 per cent in 2010, 3.2 per cent in 2011 and 3.6 per cent in 2012.

[1]	SDRs are international reserve assets representing the right of the holder to acquire foreign exchange or other reserve assets from other IMF member countries when external liquidity is needed.

2010 BUDGET REVIEW

Figure 2.4 Growth in real value added by sector and the composition of GDP, 2000 — 2009
The figures for 2009 are for the first three quarters of the year.
Agriculture
Outlook for maize is slightly more positive, but the price is down sharply due to a global surplus
The agriculture, fisheries and forestry sector grew by 0.4 per cent in the first nine months of 2009 after expanding by 11 per cent in the same period in 2008. Farmers planted fewer crops during the year in response to lower prices of agricultural commodities relative to the price boom in 2008. The outlook for the year ahead is slightly more positive and the area planted for maize is expected to increase in 2009/10 compared to the previous year. The maize price, however, declined to its lowest level in more than three years in the first two months of 2010 due to surplus global production. This may depress production levels in the 2010/11 season.
Mining
Mining production was affected by a sharp drop in demand early in 2009, but has since picked up
Value added in the mining sector declined by 7.7 per cent in the first nine months of 2009 compared to the same period in 2008. Production was affected by a sharp drop in demand at the start of 2009, but recovered gradually thereafter as global conditions improved and commodity prices resumed their upward trend.
Figure 2.5 Gross domestic fixed investment for mining, manufacturing and finance sectors, 2000 — 2009
The figures for 2009 are for the first three quarters of the year.

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In the whole of 2009, production of platinum group metals declined by 1.3 per cent compared with the previous year, while gold production contracted by 7.6 per cent despite the record-high gold price. South Africa has fallen to third place in the global ranking of gold producers, behind China and Australia, reflecting rising costs associated with mining at greater depths and the declining grade of remaining deposits.
A more positive global outlook, combined with high commodity prices and strong demand from China, should provide impetus for the expansion of mining in the years ahead.
Manufacturing
Production fell sharply in 2009, but the Purchasing Managers’ index points to modest recovery
Value added in manufacturing fell by 12.2 per cent in the first nine months of 2009 compared with the same period in 2008. Monthly output started to rise in May 2009. The improving trend is reflected in the Purchasing Managers’ Index (PMI), which rose from a low of 36.1 in April 2009 to 53.6 in January 2010.
The rebuilding of inventories in the automotive sector, and in basic iron and steel, boosted production and exports in the third quarter of 2009. However, production remains under pressure in domestically oriented sectors, such as clothing and textiles and furniture, given weak consumer demand. The improved outlook should support manufacturing growth in the months ahead, but the profitability of producers is likely to be affected by the stronger rand, higher unit labour costs and increases in electricity tariffs.
Table 2.6 Growth in manufacturing output by sector in 2009

				Average
		Average	December	annual
		% change	% change	growth
	Weights[1]	(y-o-y)	(y-o-y)	(2004 — 2008)

Petrochemicals	22.1%	-8.9	5.6	4.6
Basic iron and steel	22.9%	-18.6	9.9	1.3
Food and beverages	15.4%	1.7	4.0	4.6
Wood and paper	10.2%	-15.0	-15.1	3.2
Motor vehicles and parts	10.9%	-24.4	34.6	4.7
Furniture and other	5.2%	-20.0	-7.8	5.4
Textiles and clothing	4.9%	-14.6	-13.0	1.2
Glass and non-metallic mineral products	4.8%	-12.3	-0.1	4.9
Electrical machinery	2.5%	-3.0	-4.9	3.4
Radio and television	1.1%	-6.6	-7.0	3.0

Total	100.0%	-12.5	3.2	3.4

1.	Weights are based on the large sample manufacturing survey of 2005.
Source: Statistics South Africa
Electricity and water
New power plants are expected to come online beginning in 2012
Value added in the electricity, gas and water sector declined by 0.5 per cent in the first nine months of 2009. The sector will grow as Eskom builds now power plants. The Medupi coal-fired power station will produce 4 764 MW of electricity, with the first unit expected online in 2012; the Kusile coal-fired power station will produce 4 800 MW, with the

2010 BUDGET REVIEW

first unit being commissioned in 2014; and the Ingula hydroelectric station will produce 1 368 MW, with the first unit commissioned in 2013.
Government has set a target of 30 per cent of electricity to be supplied by the private sector.
Construction
Public-sector infrastructure programme continues to support robust performance in construction sector
Growth in the construction sector remained robust in the first nine months of 2009, with value added growing by 8.4 per cent compared with the same period in 2008. Growth was supported by public spending on infrastructure development, particularly power plants, ports, railways, freeways and passenger rail, and completion of the 2010 FIFA World Cup stadiums.
Public investment has cushioned the impact of falling residential demand and lower private investment on the sector. Residential investment should start to recover if house prices continue to rise and the economic recovery strengthens.
Financial services
Growth in the finance, insurance, real estate and business services sector slowed to 2.3 per cent in the first nine months of 2009 from 8 per cent in the same period in 2008.
Banking sector came under pressure in 2009, but lending standards have begun to ease
During 2009, the banking sector faced higher non- performing loans and difficult capital-raising conditions. Impaired advances as a percentage of gross loans and advances rose from 3.6 per cent in November 2008 to 5.9 per cent in November 2009. Bank lending standards have begun to ease after a period of slowing credit extension, house prices started to rise in May 2009 and there are signs that impaired advances are close to a peak.
Table 2.7 Bank credit extension to households and companies, 2008 and 2009

	% of total advances	% growth over 12 months
Percentage	December 2009	December 2008	December 2009

To household sector	55.3	15.5	2.1
To corporate sector	44.7	12.3	-4.7
By type of advance:
Mortgage advances	53.7	13.3	2.9
Instalment sale credit and leasing finance	12.8	7.5	-6.0
Overdraft	6.8	3.9	-7.2
Credit card advances	3.0	3.8	-2.8
General advances	23.7	17.9	-5.0

Total loans and advances	100.0	14.0	-1.1

Transport and communication
Investments ahead of the 2010 FIFA World Cup have lent support to the sector
Value added in the transport, storage and communications sector contracted by 0.7 per cent in the first nine months of 2009 compared with 2008. Over the past few years, government and state-owned enterprise have made significant investments in public transport, road and rail projects to improve the capacity and efficiency of South Africa’s transport system and to prepare for the FIFA World Cup.

In telecommunications, the slowdown in economic activity has resulted in a fall in average revenue per user for cellphone companies, as well as a decline in growth of new subscribers. Efforts are under way to expand the country’s broadband capacity and, it is hoped, to lower costs. The SEACOM submarine fibre optic cable came online in July 2009. Additional capacity will be added through the East African Submarine Cable System and the West African Cable System by mid-2010 and mid-2011 respectively.
Exchange control reform: strengthening financial stability and prudential regulation
The 2009 Medium Term Budget Policy Statement reinforced government’s intention to lower the cost of doing business in South Africa, while managing risks in a volatile international environment.
In the wake of the global financial crisis, the broad strategy remains prudential management of foreign exposure risk, along with improved management of capital flows, and maintaining macroeconomic and financial stability. In keeping with this stance, South Africa will implement relevant financial regulatory reforms in line with G-20 recommendations. These include better management of the foreign risk exposure of banks and institutional investors.
Government announces the following steps:
Prudential foreign exposure limits
Government has finalised reporting measures for prudential foreign exposure limits on banks. These measures will liberalise exchange controls for these institutions. As of 1 March 2010, South African banks will be able to acquire direct and indirect foreign exposure of up to 25 per cent of their total liabilities (excluding equity), covering all foreign exposure but excluding FDI. The initial limit of 40 per cent has been adjusted downwards in light of recent international developments.
Research is under way to complete the move from rules-based to principles-based regulation of foreign exposure for institutional investors, and to finalise the definition of “foreign asset” that captures the underlying risks. The National Treasury will consult on these matters during 2010. For now, the existing inward listing policy and definition of foreign asset for companies — which is based on place of incorporation and/or primary listing — remain in place.
Reforming exchange control legislation
The National Treasury will release a framework document on reforming exchange control legislation. Preparatory work in this area will also inform a modernised approach to policy on inward and outward investment. The National Treasury will initiate public consultation on these reforms.
Gateway into Africa
Appropriately mandated private equity funds meeting certain criteria will be able to obtain upfront approval from the Reserve Bank for investments in Africa for up to one year.
Technical amendments to Regulation 28
Regulation 28 of the Pension Funds Act (1956) limits the amount and extent to which private pension funds may invest in certain asset categories. Technical amendments that cover a range of matters, including incentives to invest in Africa, will be released for public comment.
Further details concerning the above measures will be provided by the National Treasury or the Reserve Bank.
Employment and remuneration
South Africa’s broad measure of unemployment now stands at 31 per cent
The recession resulted in a sharp fall in employment, with recorded job losses of 870 000 between December 2008 and December 2009. During this period the unemployment rate increased by 2.4 percentage points to 24.3 per cent. Taking into consideration the high number of people who stopped looking for work during that period, the broad unemployment rate increased sharply from 26.7 per cent to 31.1 per cent.

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Figure 2.6 Official unemployment in South Africa, 2003 — 2009
‘Stemming the rising tide of retrenchments is critical for us all. What will also be critical will be high-quality and courageous leadership from government, business and labour.’
Total employment contracted by 6.3 per cent in December 2009 compared with the previous year. The pattern of annual job losses has broadly tracked sectoral growth trends, with the largest declines in agriculture, mining, manufacturing and trade. Construction also experienced job losses. The only sectors with positive employment gains in the 12 months to December were finance, insurance and business services and utilities.
Minister of Labour Membathisi Mdladlana
Nominal wage settlements declined from 9.8 per cent in 2008 to an average of 9.3 per cent in 2009, resulting in real wage growth of about 2 per cent. However, pressure on wage settlements had subsided somewhat as inflation has trended lower. South Africa’s international competitiveness is of decisive importance in shaping the country’s long-term growth path. Productivity growth was less than 1 per cent in the first half of 2009, which caused unit labour costs to rise by an average of 9.6 per cent.
Table 2.8 Total employment per sector, December 2009

	Total employed		Annual change
	(thousands)	% of total	(thousands)	Annual % change

Agriculture	615	4.7%	-149	-19.5%
Community and personal services	2 628	20.3%	-33	-1.2%
Construction	1 085	8.4%	-106	-8.9%
Finance, insurance and real estate	1 759	13.6%	123	7.5%
Manufacturing	1 742	13.4%	-202	-10.4%
Mining and quarrying	296	2.3%	-25	-7.8%
Private households	1 135	8.7%	-163	-12.6%
Retail and wholesale trade	2 873	22.1%	-291	-9.2%
Transport and communication	739	5.7%	-35	-4.5%
Utilities	98	0.8%	12	14.0%

Total	12 974	100.0%	-870	-6.3%

Source: Statistics South Africa

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Monetary policy and inflation targeting
Monetary policy plays a crucial role in supporting sustainable growth and employment, and in protecting real incomes. Countries set policy, whether explicitly or implicitly, to target a low and stable rate of inflation to reduce the long-term cost of borrowing and provide confidence about the future. This in turn stimulates investment, employment and competitiveness — particularly among exporters and import-competing industries. Low inflation is especially important to protect the living standards of workers and the poor.
The global financial crisis has illustrated the need for central banks to monitor a broad range of indicators, including inflationary pressures and the development of economic imbalances that could exacerbate volatility in output and employment.
Section 224 (1) of the Constitution states “The primary objective of the South African Reserve Bank is to protect the value of the currency in the interest of balanced and sustainable economic growth.”
In exercising this mandate, the Reserve Bank will continue to pursue a target for CPI inflation of 3 to 6 per cent in a consistent, transparent and flexible manner. The existing framework allows for a temporary deviation of inflation from the target in event of shocks over which monetary policy has no control. The time frame for adjusting inflation back to within the target range should avoid unnecessary instability in output and interest rates, and should consider factors that affect the attainment of balanced and sustainable growth. These factors include the business cycle (and whether growth is above or below the economy’s potential), credit extension and asset prices, labour market developments, and the stability and competitiveness of the exchange rate.
The graphs below show the relationship between growth and inflation in South Africa, and compare South Africa’s inflation rate with those of other developing countries.
GDP growth, inflation and interest rates
Comparative country inflation rates
Domestic expenditure
As household consumption and private investment pick up growth in domestic expenditure will recover
Gross domestic expenditure contracted by an estimated 1.9 per cent between 2008 and 2009. This reflected a sharp contraction in household consumption, slowing growth in gross fixed investment and a significant drawdown on real inventories. Estimated real growth in governmet consumption of 5.7 per cent in 2009 helped to cushion demand through the recession. Growth in domestic expenditure is expected to rise over the medium term to 3.1 per cent in 2010 and 3.8 per cent by 2012 as household consumption recovers and private investment picks up.
Household debt and consumption expenditure
Household consumption expenditure was very weak in 2009, with an estimated contraction of 3.5 per cent in the real value of spending compared with the previous year. Discretionary spending, especially on durable goods such as cars, was worst affected. The deterioration in the labour market, combined with pressure on asset prices and stubbornly high inflation, had a negative effect on real disposable incomes.
Despite a contraction in credit extension to households, the ratio of household debt to disposable income remained relatively high at 79 per cent in the third quarter of 2009. Household consumption is expected to recover gradually, supported by a stabilisation in the labour market and a slow revival in credit appetite. Growth of 0.9 per cent is projected for 2010, rising to 2.9 per cent by 2012.
Gross fixed capital formation
Growth in spending by public corporations offset a contraction in private investment
The ratio of gross fixed capital formation to GDP rose to 23.1 per cent in the first nine months of 2009 from 22.5 per cent in 2008. During that period, real investment spending expanded by 4.6 per cent compared with the previous year, with a 42.1 per cent expansion in spending by public corporations offsetting a 5.1 per cent contraction in private investment.
Between January and September 2009, private investment was cut back most sharply in the manufacturing sector, leading to a decline in spending on machinery and equipment. Investment in financial intermediation, insurance, real estate and other business services also declined, mostly due to lower investment in residential buildings.
Table 2.9 Average real growth in fixed investment by sector, 1960 — 2009

				Transport		Commu-
				and	Finance	nity and
		Manufac-		communi-	and real	social
Percentage change	Mining	turing	Electricity	cation	estate	services	Total
| | | | | | |
1960 - 1969	-0.6	10.4	9.2	4.3	9.8	10.3	7.6
1970 - 1979	10.5	6.3	10.0	4.8	-1.3	0.2	3.5
1980 - 1989	2.1	-4.0	-4.3	-5.6	2.9	0.7	-1.5
1990 - 1999	-2.1	2.2	-4.3	10.2	1.1	1.7	1.7
2000 - 2009[1]	8.6	4.4	24.1	13.4	5.9	8.8	9.1

1.	First three quarters of 2009.
Capacity expansion in electricity has been a key driver of investment growth over past three years
Capacity expansion in the electricity sector has been by far the strongest driver of investment growth over the past three years. The pace of spending accelerated further in the first nine months of 2009, with growth of 74.3 per cent compared with 2008. Investment in transport, storage and communication also continued to expand at a healthy pace of 14.9 per cent in the first three quarters of 2009 compared with 2008.
The construction sector has been the main beneficiary of greater spending by public corporations, with total spending on construction investment rising to 31.6 per cent of total investment in the first nine months of 2009, from only 15.5 per cent in 2005.
Growth in fixed capital formation is expected to reach 5.8 per cent in 2010 and 8.7 per cent by 2012, supported by strong growth in public investment and a marginal resumption of growth in private investment.

Money supply and credit extension
Growth of broad money supply slowed sharply in 2009
The economic downturn and rapidly slowing credit growth reduced growth in the broad money supply to just 1.6 per cent in December 2009 from 14.8 per cent at the end of 2008.
Having supported strong household consumption growth since 2004, the total value of credit extended to the private sector slowed sharply during the course of 2009, ending the year 0.8 per cent lower compared with the previous year.
Credit extension to households increased by just 2.1 per cent in December 2009 compared with the previous year, while the value of corporate credit declined by 4.7 per cent. The contraction in credit extension was moderated by continued expansion in mortgage advances, which responded to improved conditions in the housing market in the second half of 2009.
Inflation and interest rates
More moderate prices for petrol and food contributed to lower inflation in 2009
CPI inflation declined from a peak of 13.6 per cent in August 2008 to 6.3 per cent in December 2009 as petrol prices fell and food prices moderated. Weak domestic demand combined with the recovery in the rand also dampened price pressures. While goods price inflation slowed to 5.5 per cent in December 2009, inflation for services remained relatively high at 7.2 per cent, led by insurance and rent. Excluding food, non-alcoholic beverages and petrol, the core measure of CPI fell to 6.7 per cent in December from 7.8 per cent at the start of the year.
Figure 2.7 Contributions to CPI inflation, 2009
Sharp increases in electricity tariffs have pushed inflation up by about 1.3 percentage points over the past two years. Large tariff increases are likely over the medium term, keeping CPI inflation close to the upper end of the inflation target range over the forecast period.

Inflation expectations have moderated, but remain high, with headline inflation expected to average 7.5per cent in 2010
Although inflation expectations have moderated, data published by the Bureau for Economic Research shows that average inflation expectations remained elevated in the final quarter of 2009, with headline inflation expected to average 8.1 per cent in 2009, 7.5 per cent in 2010 and 7.7 per cent in 2011.
The Reserve Bank reduced the repo rate by 5 percentage points between December 2008 and August 2009. Adjusting interest rates for inflation, the real repo rate averaged about 1 per cent in 2009, compared with 3.5 per cent between 2003 and 2007.
Conclusion
Returning to growth of 5 per cent and higher requires a concerted effort to broaden economic participation
As South African production, consumption and investment recover and strengthen in the period ahead, fiscal and monetary policies will be managed responsibly to provide a sustainable platform for future growth.
Returning to annual growth rates of 5 per cent and higher will require much greater efforts to broaden economic participation to young people, rural communities and marginalised groups.
A range of microeconomic reforms is needed to complement the macroeconomic policies that are presently supporting the economy through the global recession. The quality of public inputs must be improved, public infrastructure needs to be extended, and more jobs must be created, particularly for young people, to ensure a better future for all.

3
Employment
The international economic crisis has seen tens of millions of workers retrenched over the past two years. In South Africa, employment fell by 870 000 during 2009, raising the jobless rate to 24.3 per cent — the highest level in five years. Young people and the less skilled have been worst affected. While the economy is beginning to recover, employment growth is likely to remain subdued over the short term.
Even before the global recession, South Africa faced the harsh reality that not enough people work. This is not just an economic problem: it is also about human development, dignity and social cohesion. As Nobel prize-winning economist Amartya Sen notes: “Unemployment ... is also a source of far-reaching debilitating effects on individual freedom, initiative and skills.”
Only two out of every five South Africans of working age have a job, and the country does not produce the skills desired to expand the economy and compete in the world market. Improving education is a long-term priority, but in the interim we need to take bold measures that will boost job creation and broaden economic participation. Creating jobs will contribute both to poverty reduction and income redistribution in an expanding economy. Yet there is no single short-term solution. The magnitude of the problem requires a comprehensive set of policies to expand long-term job growth, and a will to transform the way in which the state and its partners relate to employment creation.
• Overview
Even before last year’s recession, only 44 per cent of the working-age population had jobs
Employment is central to human dignity, sustainable economic development and social cohesion. Creating jobs and increasing employment is South Africa’s most critical objective. We face a structural employment challenge, particularly for youth, and without much greater efforts to help young people into employment, millions of South Africans will not be able to play a productive role in society. Even before last

2010 BUDGET REVIEW

year’s recession, only 44 per cent of the working-age population had a job, compared with an international rate of about 60 per cent.
Employment in South Africa fell dramatically in 2009, with 870 000 fewer jobs in the economy, as hiring slowed rapidly and many companies retrenched workers. Government stimulus measures and monetary policy adjustments have slowed job losses, but prospects for an immediate recovery in labour markets are weak.
From 1994, labour force participation outstripped job growth, resulting in a sharp rise in unemployment
The acute spike in unemployment is part of a structural problem that has been decades in the making. Between 1980 and 1995, unemployment grew from below 10 per cent to 17.7 per cent, and then accelerated to 27.1 per cent in 2003. The post-1994 increase in joblessness occurred as more people joined the labour force, many of them seeking work for the first time. The long-term decline of agriculture and mining, in combination with a widespread increase in pent-up demand for services as apartheid restrictions fell away, resulted in considerable changes in the structure of the economy. More than 6 million work-seekers have entered the labour force since 1994, yet the economy has only created some 4 million jobs. The result has been a growing pool of lower-skilled workers facing long-term unemployment.
‘The entrepreneurial energy of the business community is a vital component of our vision and a key source for jobs in our economy.’ —
Minister of Economic Development Ebrahim Patel
Given projections for a moderate economic recovery over the medium term, the employment trend will turn, but job growth is likely to be sluggish. The case for comprehensive policy reform is strong. This will require effective cooperation between government, business and labour to support accelerated, sustained economic growth, and more intensive job creation.
While there are many policy options to consider, emphasis should be placed on removing the structural impediments to faster job growth. This means aligning real wage growth with productivity, speeding up regulatory reform to ensure that young and less-skilled workers can access the job market, and ensuring that further education and training programmes provide the real-world skills needed by public- and private-sector employers. Public employment to support service delivery, and public works projects that draw in lower-skilled workers, will continue to play an important role. The issue of youth unemployment is imperative and needs to be confronted directly.
What is the data telling us?
There are two principal sources of labour market data in South Africa. The first is household survey data, which began in 1995 with the October Household Survey (OHS) and has since evolved into the biannual Labour Force Survey (LFS) and, more recently, the Quarterly Labour Force Survey (QLFS) in 2008. The second source is from surveys of employers. The Survey of Employment and Earnings was discontinued in 2005 and replaced by the Quarterly Employment Survey (QES). Changing survey methodologies and sample frames make consistent analysis over longer time periods difficult.
Differences in employment outcomes between the QLFS and the QES, both produced quarterly by Statistics South Africa, also sometimes call the validity of labour data into question. Divergent findings can relate to the differences in survey objectives. The QES derives its data from the payroll records of businesses registered for VAT and tracks the demand for labour in the non-agricultural formal sector, while the QLFS is a survey undertaken at a household level with a focus on labour supply.
The narrow (official) definition of unemployment includes individuals who currently do not work, wanted to work and have taken active steps to find work or start a business. The expanded definition of unemployment includes those who wanted to work, but who have stopped trying to find a job.

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• The global jobs crisis
Some 34 million jobs have been lost worldwide over the past three years
Global unemployment has risen by about 34 million since 2007. In the United States, employment has fallen by 8 million, and 1 in 10 workers is unemployed, a 26-year high. In Spain, the unemployment rate has increased by 11.2 percentage points, with joblessness hovering near 20 per cent. These figures do not include those who are no longer seeking work. Prospects for an immediate recovery in many labour markets are weak. There are insufficient jobs available and, with abundant spare production capacity, employment in high-income countries is only expected to return to pre-crisis levels in 2013.
Figure 3.1 Falling employment in selected countries1
1 International Labour Organisation
The jobs crisis in South Africa
Slower job creation explains much of the fall in employment
The deterioration in South Africa’s labour market has been particularly sharp relative to the decline in economic growth. While there was an uptick in job creation in the fourth quarter, overall employment for 2009 fell by 870 000, and the unemployment rate has risen to 24.3 per cent. Agriculture, mining, manufacturing, construction, and trade have exhibited falling employment levels, eroding many of the jobs gains from the preceding years of economic growth. Job cuts and retrenchments have occurred, but the principal explanation for the fall in employment is the sharp slowdown in job creation. Gross job creation has nearly halved over the past 12 months as firms have cut back on hiring. Young, lower-skilled and male workers have been most affected:
•	Youth employment (15-24 years) has fallen by 13.6 per cent (219 000), with 48.3 per cent out of work.

•	Employment of unskilled and semi-skilled workers has fallen by 527 000.

•	Male employment has decreased by 7.1 per cent (550 000) while female employment is down 5.2 per cent (320 000), reflecting the relative composition of the hardest-hit sectors.

2010 BUDGET REVIEW

With fewer job opportunities and vacancies available, many have withdrawn from the labour force. The share of working age persons in the labour force has declined to 54.8 per cent, with the number of discouraged workers rising by 518 000 to 1.7 million. These numbers are captured in the expanded definition of unemployment, which stands at 31.1 per cent.
• A long-term view of the labour market
A fundamental skills mismatch has developed over the long term
South Africa has not created enough jobs to absorb the rapid increase in the labour force after 1994. Unemployment remains very high and a fundamental skills mismatch hinders future job and productivity growth.
An expanding labour force
The labour force participation rate (LFPR — the proportion of working age South Africans in jobs or searching for work) rose strongly from the mid-1990s, from 48 per cent in 1995 to 57.0 per cent in 2003, and 57.8 per cent in 2008. In the absence of sufficient employment growth, however, the 4.7 million additional people entering the labour market between 1995 and 2003 resulted in the unemployment rate rising 9.5 percentage points.
Table 3.1 Labour force, employment and unemployment, 1995 — 2008

		Working				Unemploy-
	Labour	age			Absorption	ment rate
Thousands	force	population	Employed	Unemployed	rate (%)	(%)	LFPR (%)

1995	11 547	24 231	9 515	2 032	39.3	17.6	47.7
2003	16 207	28 456	11 812	4 395	41.5	27.1	57.0
2008	17 788	30 752	13 713	4 075	44.6	22.9	57.8

Source: Statistics South Africa
Structural change in the economy
In 1970, mining and agriculture accounted for nearly 30 per cent of Jobs; in 2008, only 8 per cent
The economy can be subdivided into a tradables sector (agriculture, mining and manufacturing), non-tradables (construction, wholesale and retail trade, transport and communication, and financial and business services), and government (utilities and community and personal services). Over the past four decades the South African economy has exhibited slower growth in the tradable sectors — particularly agriculture and mining, where output grew at just 0.3 per cent a year since 1970 — and stronger expansion in non-tradables.
Agriculture, mining, manufacturing, construction and trade are intensive in low-skilled labour compared with most services, as shown in Table 3.2. Stronger growth in construction and trade has supported considerable job creation in these sectors in recent years. However, where growth has been slow, less-skilled labour has become too costly and employment has declined. Mining and agriculture accounted for almost 30 per cent of jobs in 1970, but only 8 per cent in 2008.
These patterns contributed to slow employment growth because just as South Africa’s supply of labour was expanding rapidly, the relative demand in some labour-intensive sectors was declining.

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Table 3.2	Share of employment that is unskilled and semi-skilled by industry, 1995 — 2008

Percentage	1995	2008

Agriculture	99.0	94.1
Mining	92.0	87.9
Manufacturing	87.0	82.1
Utilities	80.0	68.8
Construction	90.0	88.3
Trade	84.0	84.2
Transport and communication	73.0	76.8
Finance	62.0	59.5
Community and personal services	54.0	49.8

Total	78.2	73.8

Source: Statistics South Africa
Labour demand and skills mismatch
Skilled labour accounts for a growing share of South Africa’s workforce
In tandem with the shift towards services, advances in production technologies that require higher skills have further reduced employment growth. The share of high-skilled jobs in total employment has risen strongly since 1995, with the share of semi-skilled and unskilled labour declining. This process accelerated between 2004 and 2008. Greater use of skilled labour brings many benefits, including higher productivity and real wages. However, declining or sluggish demand for agricultural, production and entry-level workers, alongside changes in production technology, has led to slow jobs growth for the lower skilled.
Figure 3.2 The changing structure of formal employment

Table 3.3	Skills composition of employment, 1995 — 2008

Percentage	Skilled	Semi-skilled	Unskilled

1995	21.8	53.1	25.1
2004	23.9	52.7	23.4
2008	26.1	51.0	22.8
Job growth ( 1995 - 2008)	1 380 000	1 780 000	680 000

Source: Statistics South Africa

2010 BUDGET REVIEW

Real wages
Since 1994, rising labour supply and sluggish job creation have held back wages and earnings in some sectors and in the informal economy, but remuneration levels in the formal economy have continued to increase. In manufacturing, real wages rose by over 40 per cent between 1992 and 2008, and continued to rise in 2009 despite a marked decline in output and employment.
The gap between wages and productivity for younger workers has contributed to youth unemployment
Determinants of real wage trends are complex and include rising skills requirements associated with technology change, shortages of specific skills, collective bargaining trends and minimum-wage protection. The gap between real wages and productivity is particularly high for young and lower-skilled workers, and contributes to the problem of youth unemployment, because companies are reluctant to increase hiring when they cannot adequately assess workers’ potential.
The legacy of apartheid spatial planning, which locates many residents of townships and rural areas far from workplaces and transport networks, results in high transport costs. Combined with poor information about work opportunities, this drives up labour supply costs.
The characteristics of South Africa’s labour market
The skewed pattern of unemployment reflects both historical patterns of social and economic development, as well as the present structure of the economy and labour market.
Unemployment in South Africa is highest among Africans, the young, the less educated, women and those from more rural provinces.
•	Among those who do not have a matric qualification, fewer than one in three work.

•	Only 29 per cent of working age adults in Limpopo and 31 per cent in the Eastern Cape have jobs.

•	Those younger than 35 account for 73 per cent of the unemployed.
Table 3.4 Unemployment, employment and labour force, 2009

	Unemployment	Share of	Absorption
Percentage	rate	unemployment	rate[1]	LFPR

By gender
Male	22.9	51.2	48.2	62.4
Female	26.0	48.8	35.4	47.9
By population group
Black African	28.6	86.4	36.9	51.7
Coloured	20.8	9.7	51.5	65.1
Indian/Asian	11.1	1.3	50.1	56.3
White	4.9	2.5	65.6	69.0
By age
15 - 24	48.3	31.4	13.8	26.8
25 - 34	28.5	41.5	52.2	73.0
35 - 44	17.1	17.8	63.0	76.0
45 - 54	10.8	7.4	60.3	67.5
55 - 64	6.7	1.9	37.6	40.3

Total	24.3		41.5	54.8

1.	Absorption rate is the share of the working age population (15 to 64 years) that is employed. Source: Statistics South Africa

CHAPTER 3: EMPLOYMENT

Sector trends in employment
Strong economic growth reduced unemployment between 2003 and 2008
Strong economic growth between 2004 and 2008 reversed the long-term trend of rising joblessness. The unemployment rate fell from 27.1 per cent in 2003 to 21.9 per cent in the fourth quarter of 2008 as 1.7 million net new jobs were created.
Over this period South Africa’s employment coefficient (employment elasticity) — the ratio of employment growth to economic growth — was 0.66, indicating that employment increased by 0.66 per cent for every 1 per cent of economic growth. Data from the International Labour Organisation shows this rate compares favourably with global trends.
Table 3.5 Employment growth, 2004 — 2009

	2004 - 2008			2009
	Average GDP	Employment	Average	Cumulative	Employment	Employment
	growth	growth	employment	employment		(%)
	(%)		growth	growth
			(%)	(%)

Agriculture	2.8	-20 000	-0.6	-2.5	-149 000	-19.5
Mining	-1.3	-55 000	-3.8	-14.3	-25 000	-7.8
Manufacturing	5.1	121 000	1.6	6.6	-202 000	-10.4
Utilities	3.3	7 000	2.0	8.0	12 000	14.0
Construction	11.5	353 000	9.7	45.1	-106 000	-8.9
Trade	4.8	402 000	3.5	14.6	-291 000	-9.2
Transport and communication	5.1	88 000	3.1	13.0	-35 000	-4.5
Finance	7.8	428 000	7.8	34.9	123 000	7.5
Community and personal services	4.1	321 000	3.3	14.0	-33 000	-1.2

Total[1]	5.0	1 645 000	3.6	15.2	-706 000	-5.6

1.	Excludes employment by private households. Source: Statistics South Africa
The finance, trade, construction and community services sectors recorded the largest employment gains. Skilled employment growth averaged 5.4 per cent over the period (611 000 jobs), twice as fast as semi- and unskilled job growth. The construction and trade sectors created many less-skilled jobs, while the complementary relationship between skilled and unskilled labour contributed to semi-skilled and unskilled jobs in non-trade related services rising by 476 000 over the period.
Agriculture
Low agricultural labour intensity reflects the weight of commercial farming
Agriculture accounts for just 5 per cent of total employment in South Africa, absorbing a far lower share of labour supply than in other emerging markets and developing countries, where one in five work in agriculture. Employment has fallen by almost 45 per cent since 1995. Production has lagged behind economic growth, partly due to rising input costs and uncertainty concerning land reform. Job creation has also been hindered by more capital-intensive growth and low agricultural labour intensity, which reflects the dominance of commercial farming rather than small-scale production of cash crops or subsistence agriculture.

2010 BUDGET REVIEW

Mining
Mining employment fell from 593 000 in 1995 to 329 000 in 2008
Largely as a result of the long-term decline in gold production, mining employment has declined by more than 40 per cent since the mid-1990s, from 593 000 in 1995 to 329 000 in 2008. As mining has moved ever deeper, production costs have risen dramatically, putting pressure on the profitability of mines even as the gold price has risen to all-time highs.
South Africa remains a significant contributor to global mining output and has well-established reserves in a wide range of minerals. Rising production in other commodities, particularly platinum group metals (which are capital intensive) and coal, have offset some of the job losses in gold mining and slowed the overall decline in mining employment. Yet the collapse of external demand and commodity prices during 2008 and 2009 resulted in mining production declining to a 34-year low and the elimination of 25 000 jobs. The recovery of demand for commodities in the period ahead will create some room for mining employment growth.
Manufacturing
Industries that struggled to raise productivity have had a harder time adjusting to competition.
Manufacturing job losses during the 1990s reflected stagnation in the sector. Growth averaged 0.3 per cent a year as high inflation resulted in rising interest rates that suppressed demand. Trade reform during the period led to better access to global markets as well as increased competition. Industries that struggled to raise productivity growth to retain market share have had a harder time adjusting to competition. Sectors that responded positively experienced a marked increase in capital investment, improved labour productivity and higher employment.
An improved growth performance between 2004 and 2008, averaging 5 per cent a year, saw manufacturing employment expand by a net 121 000 jobs. While large job losses occurred in food, clothing and textiles, and electrical machinery, there was strong employment growth in wood and paper, metals and machinery, motor vehicles and components, radio and TV, and other instruments. Job gains were strongest in export-oriented industries, though the recession may have reversed some of these gains.
Construction
Low inflation and interest rates resulted in a construction boom that fuelled job growth
Historically low inflation and interest rates supported a boom in construction over the past decade. The sector grew at an average rate of 11.5 per cent a year over the period 2004-2008, supported by strong private investment growth. A high employment coefficient of 0.85 translated into employment growth of almost 10 per cent a year and 353 000 net new jobs, of which 31 per cent were unskilled and 51 per cent semi-skilled. A fall in private investment during the recession has reversed some of these gains, with employment declining by 8.9 per cent in 2009.
Trade/retail
The trade sector has considerable potential to create jobs rapidly
The trade sector has benefited from low inflation and moderate interest rates, which supported a spending boom until households began to adjust for over-indebtedness and markets turned sharply negative in 2009. Strong growth in household consumption expenditure and the subsequent expansion of the retail sector resulted in employment increasing by

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402 000 between 2004 and 2008, with 72 per cent of the new jobs being lower-skilled (285 000). The contraction in household spending during 2009 led to a large fall in employment. In contrast to the general pattern, job losses have been largest for skilled workers (18 per cent) and smallest for the unskilled (7 per cent). This sector has considerable potential to create jobs rapidly, supported by well-established training capacity and logistics.
Transport and communications
Large-scale investment associated with government’s capital infrastructure programme and the 2010 FIFA World Cup boosted employment in the transport and communication sector, creating a net 88 000 jobs between 2004 and 2008. Job losses have occurred during the recession. Investment in transport services in the run-up to the World Cup, and beyond, will contribute to future expansion in transport employment, while the adoption of new technologies and improved network infrastructure should broaden opportunities in information and communications technology over time.
Finance, insurance, real estate and business services
Net job creation in financial and business services was higher than any other sector between 2004 and 2008
Finance, insurance, real estate and business services (for example computer, legal, accounting and engineering activities) have been responsible for 30 per cent of South Africa’s growth since 1994 and account for 21 per cent of GDP. This sector saw strong employment growth between 2004 and 2008, particularly in business services, with net job creation higher than any other sector. Although the sector is high-skill intensive (40 per cent of workers are skilled), there were almost 100 000 net unskilled and 144 000 net semi-skilled jobs created.
While there were losses in some subsectors, financial services overall continued to create jobs during 2009.
Public sector employment
Public service employment
State employment in education, health and policing has risen strongly
Government’s commitment to improved service delivery underpinned rising employment in community and social services, as state employment increased by 300 000 jobs between 2001 and 2008. Employment in education, health and policing has risen strongly.
Expanded public works programme
The expanded public works programme created 1.6 million short-term jobs during its first phase from 2004 to 2009, exceeding its target of 1 million. These jobs were primarily in infrastructure (955 000 jobs), environmental (468 000) and social sector (174 000) projects and lasted on average 78 days. The second phase of the expanded public works programmes was launched in 2009 and includes an incentive grant to government departments and agencies that exceed their job targets. The second phase of the programme also aims to increase average job length.

2010 BUDGET REVIEW
Employment scenarios
Employment scenarios highlight the importance of more rapid, jobs-intensive growth.
Job creation is likely to be weak in the short term. Employment typically lags the business cycle, so the recovery is unlikely to translate into rapid net job growth. As the recovery gathers pace companies will become more confident and begin hiring again. There are now signs of improvement in the labour market, with net job creation in the fourth quarter of 2009.
Scenario planning shows that progress in reducing unemployment will require both stronger economic growth and a more labour-absorptive growth path. Using South Africa’s long-term employment coefficient of 0.5, the National Treasury has developed employment scenarios over the next 10 years based on different trajectories for economic growth.
A higher-growth scenario sees unemployment falling to 13.8 per cent by 2019
The moderate recovery outlined in the budget forecast is projected to create just over 1 million jobs in the next five years, and would result in only a marginal decline in the number of unemployed and the unemployment rate by 2014.
There are two ways to raise employment, and they are related. The first is to grow faster and the second is to raise the absorptive capacity of the economy. Economic reforms aimed at addressing both are required to bring down our high levels of unemployment.
As Table 3.6 shows, variable rates of growth and job-creation intensity lead to different outcomes. For example, in scenario A, with growth averaging 3.5 per cent annually, South Africa would create 1.3 million jobs between 2015 and 2019, lowering the unemployment rate to 19.8 per cent. In contrast, scenario D, with growth reaching 6 percent, would lead to the creation of a total of 2.3 million jobs over the same period, bringing unemployment to 13.8 per cent.
Table 3.6 Employment scenarios1, 2010 — 2019

	Growth (%)		Change in		Employment		Change in unemploy-		Unemployment
			employment		(thousands)		ment (thousands)		rate (%)
	2010 -	2015 -	2010-	2015 -	2014	2019	2014	2019	2014	2019
	2014	2019	2014	2019
Scenario A	3.2	3.5	1 085	1 274	14 058	15 332	-122.7	-311.4	22.6	19.8
Scenario B	3.4	4.0	1 147	1 470	14 120	15 590	-184.9	-507.2	22.2	18.5
Scenario C	3.5	4.5	1 189	1 667	14 162	15 829	-226.5	-704.1	22.0	17.2
Scenario D	3.7	6.0	1 251	2 266	14 224	16 490	-288.9	-1 303.1	21.7	13.8

1.	The scenarios project growth of 1% per year for the working age population and hold the labour force participation rate constant at 55%.

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Figure 3.3 Unemployment scenarios, 2009-2019
• Addressing the employment challenge
Putting more people to work is not only an economic goal: it is about human development
To build a more inclusive and equal society, South Africa needs a marked expansion in employment. This is not only an economic objective: putting more people to work will contribute to human development, income redistribution and social cohesion. Broadening economic participation development assists in curbing dependency, countering crime and reducing poverty, illness, alienation, mental stress and social exclusion.
Job creation needs to be the priority for government, business and labour
The magnitude of the employment challenge demands a comprehensive policy framework, in which job creation is targeted across all sectors and several government programmes, rather than piecemeal policy reforms. Improving education is a key priority in the long term. In the interim, a multifaceted approach, driven by clear medium-term objectives, offers the best chance of success. This approach must be a shared priority of government, business and labour, adopted at the highest level, taking into account several complementary imperatives:
•	Job creation needs to be maximised.

•	Wage growth needs to be aligned with productivity growth.

•	Wage and non-wage costs need to be flexible enough to maintain jobs.

•	Fair labour protection needs to be effectively enforced.

•	Workers should not be intentionally or unintentionally discriminated against in their search for work by practices, regulations or laws.
Government’s fiscal response to the crisis reduced the impact on employment
The fiscal stimulus, rising public employment and the expanded public works programme have reduced the impact of the recession on employment. At the same time, many of those who have lost jobs have had the resulting fall in earnings cushioned by Unemployment Insurance Fund (UIF) payments. A training layoff scheme has been introduced as part of a framework agreement reached in the National Economic Development and Labour Council in response to the global crisis, but take-up has been low.

2010 BUDGET REVIEW

Policies that promote low and stable inflation and higher growth have several complementary effects: they reduce interest rates, stimulate investment and capital accumulation, and in turn raise labour productivity and employment. Effective monetary policy that anchors inflation expectations reduces uncertainty. Alongside a sound macroeconomic framework, South Africa needs institutional and microeconomic reforms to remove the structural impediments to economic growth and job creation.
Wages, taxes and the regulatory environment
Wages and productivity
Real wage growth needs to be linked to productivity
To be sustainable, real wage growth needs to be linked to rising productivity. If not, rising wages will undermine competitiveness and ultimately lead to businesses cutting jobs or closing down. In pursuing decent work opportunities for all work-seekers, expanding entry-level job opportunities is essential. Given the importance of this issue for creating new jobs, there may be a role for government to work with business and labour to explore ways of aligning wage-setting with productivity growth.
Taxes
The tax system can be used to encourage employment. The progressive structure of personal income tax, and taxable allowances of up to R30 000 at the start and completion of learnerships, already provide incentives that support job creation. A more direct approach would be for government to provide incentives for companies to hire new workers through a general wage subsidy that reduces the company’s labour costs without influencing the wage rate. Targeted appropriately, such a subsidy would encourage labour-intensive and youth hiring. Exempting employers from making social security contributions for young or lower-skilled workers (with government providing these contributions directly) could also boost job creation.
The regulatory environment
Improved implementation of legislation and regulatory adjustment would contribute to better outcomes
South Africa has a well-developed labour-market regulatory environment, including effective employment protection legislation. In its 2008 Economic Assessment of South Africa, the Organisation for Economic Cooperation and Development (OECD) indicates that employment protection is broadly in line with international standards and is “relatively flexible”. The OECD suggests, however, that the resolution of labour disputes and dismissals is slow and cumbersome, raising the costs and perceived risks to employers. Such difficulties inhibit new hiring, since firms are reluctant to hire inexperienced workers when it is costly to dismiss poor performers. It seems likely that improved implementation of labour protection legislation, together with adjustments to regulations where required, would contribute to better outcomes for both employment and industrial development.
Regulatory reform to help first-time work-seekers find employment is important
Without work experience, for example, young people cannot signal their ability to potential employers, who in turn face considerable costs

CHAPTER 3: EMPLOYMENT

associated with taking on new workers on a trial basis. Job creation for young work-seekers without experience would therefore respond positively to a relaxation of protective legislation during probation.
More competition in the economy will increase employment.
To promote job creation, the regulatory environment needs to support greater competition and encourage new businesses to get started and expand by reducing barriers to entrepreneurship, trade and investment. This includes cutting red tape and administrative burdens on small firms, and reviewing the scope of collective bargaining agreements. Such reforms would also improve the economy’s resilience to shocks and allow a smoother reallocation of resources away from unproductive activities to more productive ones. The OECD indicates that there is greater room for competition policy to drive growth, investment and employment.
Social welfare and labour market policies
Employee benefit funds and unemployment insurance are valued elements in the overall wage package, but they have cost implications and can indirectly influence labour participation. As discussed in Chapter 7, progress needs to be made in social security reform to achieve more cost-efficient and equitable income protection and retirement savings.
UIF plays an important role, but covers only a fraction of the unemployed
The UIF plays an important role in cushioning the fall in incomes as a result of retrenchments. The fund has experienced a sharp rise in the number of new claimants, from an average of 48 231 per month in 2008 to 77 635 in the third quarter of 2009. Total payments have risen by 50 per cent and averaged R455 million a month in 2009. The UIF, however, covers only a fraction of the unemployed.
Active labour market policies
More effective use of labour centres would improve job search
Networks (family and friends who have jobs) are an important part of finding work around the world, including in South Africa. Those without networks struggle to find employment. The Department of Labour, through its 125 labour centres, offers employment facilities that aim to provide local network information services, and is exploring ways to improve the effectiveness of these centres.
Spatial factors also need to be addressed. Long distances and high transport costs deter job search and raise labour supply costs. Lowering costs through more effective and cheaper public transport, alongside improved urban planning, could alleviate this constraint. Transport subsidies can also be considered.
Skills development
Given significant public investment in the SETA system, challenges must be addressed
Investment in skills is coordinated through the National Skills Development Strategy, overseen by government, business and labour. It is financed through a skills levy that goes to the National Skills Fund and 23 Sector Education and Training Authorities (SETAs) for training and skills development programmes, and reimbursement of employer training costs. There are also tax incentives for learnership and apprenticeship programmes. In 2010/11, SETAs will receive about R6.7 billion for skills development, and the National Skills Fund R1.7 billion.

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SETA performance has been uneven. A 2008 review by the Development Policy Research Unit at the University of Cape Town found that the system suffers from weak reporting requirements, underdeveloped capacity, lack of effective management, and inadequate monitoring and evaluation, limiting the ability of SETAs to serve as primary vehicles for skills development. Given the significant investment of public funds in this area, these challenges must be addressed.
Government will work to strengthen linkages between skills development and FET colleges
The SETAs now fall under the authority of the Department of Higher Education and Training, which is preparing reforms to make the system more effective and accountable. Government will also work to strengthen linkages between skills development and FET colleges, which are best placed to address specific workplace needs. Now that the recapitalisation of FET colleges has been completed, a review of the curriculum in consultation with business and labour may be required to ensure a better match between training and skills. Recapitalisation of 200 technical schools through a new conditional grant in 2010/11 is also aimed at deepening technical skills linked to the needs of the modern workplace.
Encouraging skilled immigration will increase employment
The immigration of highly skilled individuals can boost employment directly — because highly skilled and less-skilled workers complement one another — and indirectly by increasing economic growth. South Africa’s immigration policy recognises the problem of scarce skills, but implementation has been cumbersome. Job creation would benefit from improved implementation of existing policies to attract skilled labour.
Public-sector employment
Public-sector employment has scope to expand in education, health, policing and local government to respond to service delivery priorities, but its pace will depend on moderation in real remuneration trends. Similarly, government’s infrastructure programme, particularly its emphasis on housing, water and sanitation, and roads infrastructure, is supportive of employment and generally labour intensive. The large-scale Eskom and Transnet infrastructure programmes will also contribute to both higher private investment and employment.
For a more effective and efficient government, public-sector productivity needs to improve
Given that South Africa requires a more efficient and effective government, public-sector productivity needs to increase. Public-service reform, aligned with the new focus on outcomes and accountability for service delivery, is also necessary to ensure that salary increases are affordable in the long term.
Expanded public works
Public works schemes have the potential to improve welfare and reduce poverty by providing mass employment for lower-skilled workers. In its first phase, the expanded public works programme created 1.6 million short-term jobs. The success of the programme was, however, diluted by the limited duration of work, lack of training and low labour intensity (except for social sector projects), which increased the cost per job created. The second phase of the programme is designed to increase both job duration and the labour intensity of projects, and will continue to be a valuable short-term measure to mitigate unemployment.

CHARTER 3: EMPLOYMENT

Public works programme aims to create 4.5 million short-term jobs that last 100 days on average
Phase 2 aims to create 4.5 million short-term jobs that last 100 days on average. An estimated total of R52 billion will be spent on the activities of this programme over the next three years. Modifications include:
•	The inclusion of a community works programme and a nongovernmental organisation pilot programme, with initial results suggesting that these can help expand employment.

•	Performance-based incentives to encourage provinces, municipalities and NGOs to undertake more labour-intensive projects.

•	Improved accountability arrangements and formal targets.
Between April and September 2009, 223 568 short-term jobs were created, primarily in infrastructure projects. This is 40 per cent of the 2009/10 target and an encouraging start. However, an apparent decline in the labour intensity of infrastructure projects, despite the introduction of the new incentive system, is of concern.
Sector opportunities for job creation
Agriculture, clothing, call centres, tourism and other sectors offer important job-creation opportunities
Addressing structural impediments offers wide-ranging opportunities to accelerate employment growth, but there is also significant scope for improved approaches to specific sectors that create jobs. Government provides various forms of support to the clothing and textiles industry, and services such as call centres, business process outsourcing and tourism. Other sectors with potential for rapid growth include:
•	Agriculture, where continued improvements in infrastructure and access to markets will complement rural development and land reform.
•	Labour-intensive industrial development and export zones, where regulatory reform and employment incentives could make the cost of labour more competitive, leading to job creation.
•	Small business services and trade associated with housing and local economic development programmes.
•	Services such as security and maintenance of education and health facilities.
The challenge of youth unemployment
Youth unemployment is the most pressing challenge
Youth unemployment is extremely high. More than 3 million young people do not work, translating into a youth unemployment rate of nearly 35 per cent. Young people tend to stay unemployed for a long time before finding a job. Such long periods of joblessness can produce permanent scars, for being unable to find a job at a young age raises the probability of being unemployed later in life and involves a wage penalty.
The case for intervening in the youth labour market is strong and could include:
•	Providing a wage subsidy or hiring voucher to lower the cost of labour and compensate employers for the perceived risks of hiring inexperienced workers.
•	Regulatory reform covering the probationary period to reduce the costs associated with determining a young worker’s productive potential.

2010 BUDGET REVIEW

•	Assessing existing measures, such as the learnership allowance, so that they provide incentives to hire younger, inexperienced workers.
•	Minimum wage reform to align productivity and wages for young workers. Argentina, Chile, the Czech Republic and Turkey, for example, have lower minimum wages for youth.
Lowering the cost of hiring young workers and regulatory reform during the probationary period will provide additional incentives for firms to formalise, reducing the extent of unregulated labour and bringing more young workers into the formal economy.
Youth employment will also benefit disproportionately from sustained and accelerated economic growth because young people have a higher employment coefficient than older workers.
• Conclusion
Falling employment during the recession has made a solution to South Africa’s jobs crisis even more challenging. A comprehensive package of measures to boost long-term employment growth, supported by more rapid private-sector job creation, is needed. Policy should address the structural and microeconomic impediments to job creation, exploit sector opportunities for labour-intensive growth, and pay particular attention to youth employment.

4
Fiscal policy
The good health of the public finances leading up to the global financial crisis allowed government to respond to the economic downturn by maintaining expenditure on social priorities and investing in the country’s infrastructure requirements, reducing the impact of the recession.
Fiscal policy guides decisions about revenue, spending and borrowing. Government expenditure has continued to grow in recent years, reaching 34.1 per cent of GDP in 2009/10. Much of this spending supports health care, education and social grants. In 2009/10, with tax revenue falling due to weaker economic conditions, a consolidated government deficit equivalent to 7.3 per cent of GDP is expected. The 2010 Budget maintains public spending levels, and revenue is expected to recover over the forecast period, bringing the projected budget deficit down to 4.1 per cent of GDP by 2012/13.
Higher deficits lead to rising debt-service costs that compete with productive expenditure. To ensure that a growing debt burden does not crowd out spending on development priorities, government will stabilise growth in interest costs through a careful, controlled reduction in the deficit, taking into account the health of the economy.
•     Overview
Government balances the need for economic stimulus with fiscal sustainability
In the wake of the deepest global recession since the 1930s, the 2010 budget framework balances the short-term need for economic stimulus with the long-term imperative of fiscal sustainability.
Our low-debt starting point has enabled government to respond to the effects of the downturn by significantly expanding borrowing, ensuring that spending on economic and social services can be maintained despite a decline in tax revenue. This countercyclical response has stood South Africa in good stead by limiting the human and economic costs of the recession. Unlike many countries that entered the crisis with already high

2010 BUDGET REVIEW

levels of debt, we do not have to cut spending or raise tax rates in the short term at the expense of social development and economic growth.
The deficit will be reduced in a deliberate and measured way
The cost of higher borrowing is, however, greater expenditure on interest. To ensure that a rising share of public expenditure is not absorbed by interest payments at the expense of social and economic priorities, the deficit will be reduced in a countercyclical manner.
Higher government borrowing is only a temporary solution to our economic challenges. While our debt stock remains low compared with many developed economies, it is in line with high-growth developing countries. As the world recovers from the recession, those countries with low levels of debt will be best placed to take advantage of growth opportunities. Those burdened with high debt levels will find it more difficult to invest and trade due to a substantial tax burden, high interest rates and perceived financial risks, leading to lower economic and employment growth.
Figure 4.1 GDP growth and government debt to GDP, 2009 — 2014
National Treasury forecasts for South Africa; January 2010 IMF World Economic Outlook for others.
‘We must raise a hand, raise a finger! Do anything, but we must never allow corruption to undermine our hard-won gains.’-
Minister of Public Service Administration Richard Baloyi
Government’s fiscal stance is to maintain an appropriate level of short-term stimulus to support economic recovery, while acting deliberately to reduce public debt to sustainable levels. In support of these objectives, key features of the 2010 Budget include the following:
•	Consolidated government spending grows to 34.1 per cent of GDP in 2009/10, before declining to 32.1 per cent by 2012/13, with additional allocations to the main budget of R86.7 billion.

•	Consolidated government budget revenue increases to 27.3 per cent of GDP in 2010/11, compared with 26.8 per cent in 2009/10.

•	The consolidated government budget deficit improves over the medium term, from 7.3 per cent of GDP in 2009/10 to 4.1 per cent by 2012/13.

•	Consolidated government debt-service costs increase from 2.4 per cent of GDP in 2009/10 to 3.2 per cent in 2012/13.

•	The public sector borrowing requirement rises to 11.1 per cent of GDP in 2010/11 before moderating to 7.1 per cent by 2012/13.

CHAPTER 4: FISCAL POLICY

•   The budget framework
Presentation of fiscal framework underlines commitment to budget transparency
Government is committed to budget transparency. Over time, the fiscal framework has been broadened to present a fuller picture of government finances and the effects of policy decisions. The fiscal framework is now presented at the consolidated government level, which includes all of government except for municipalities.
For a decade, strong growth in expenditure has resulted in a significant increase in government’s share of the economy. In the past two years, expenditure growth has been particularly strong, with government’s share of GDP rising from 28.5 per cent in 2007/08 to 34.1 per cent in 2009/10. This increase is partly a countercyclical response to the downturn, which serves to stimulate economic growth and maintain spending on public services at a time when businesses and households require fiscal support the most. In addition, once-off items such as the Eskom loan temporarily boosted expenditure.
Between 2002/03 and 2008/09, the increase in expenditure was generally more than matched by increases in budget revenue — largely due to buoyant economic conditions supporting tax collections. As a result, government borrowing to finance expenditure averaged 0.6 per cent of GDP.
Table 4.1 Consolidated government fiscal framework, 2006/07 — 2012/13

				2009/10
		2007/08		Revised	2010/11	2011/12	2012/13
R million	2006/07	Outcome	2008/09	estimate	Medium-term estimates
Revenue	541 224	627 669	689 672	657 552	738 404	827 742	922 278
Percentage of GDP	29.5%	30.2%	29.7%	26.8%	27.3%	27.9%	28.0%
Expenditure	518 447	593 269	713 890	835 324	906 964	977 361	1 058 622
Percentage of GDP	28.3%	28.5%	30.8%	34.1%	33.6%	32.9%	32.1%
Budget balance	22 777	34 400	-24 218	-177 773	-168 560	-149 619	-136 344
Percentage of GDP	1.2%	1.7%	-1.0%	-7.3%	-6.2%	-5.0%	-4.1%

Gross domestic product	1 833 191	2 081 626	2 320 117	2 449 858	2 699 888	2 967 560	3 295 749

Slowing economic growth over the past 18 months has resulted in a marked decline in budget revenue. In 2009/10 government expenditure is expected to reach 34.1 per cent of GDP, while budget revenue falls to 26.8 per cent, leaving a deficit of 7.3 per cent that must be financed through borrowing.
Expenditure moderates over the medium term as revenue begins to recover
Over the next three years, growth in government expenditure will moderate, with spending as a share of GDP of 32.1 per cent in 2012/13. Budget revenue is expected to recover to 28 per cent of GDP by 2012/13, mainly as a result of higher levels of economic activity. Rising revenue and stable expenditure as a share of GDP will result in a smaller budget deficit of 4.1 per cent of GDP by 2012/13.
The foundation of any fiscal policy is sufficient revenue to sustainably finance public expenditure. To achieve this, the deficit will need to continue to trend downwards beyond 2012/13. This will require spending growth to moderate as revenue continues to rise.

2010 BUDGET REVIEW

Revisions to 2008/09, 2009/10 and forward estimates for the consolidated government budget
The budget balance outcome in 2008/09 was a deficit R18.3 billion higher than was budgeted. This was mainly due to lower-than-projected tax revenue collections of R17 billion, partially offset by under-expenditure of R2.4 billion.
Table 4.2 Revised estimates of consolidated government revenue and expenditure, 2008/09 and 2009/10

		2008/09			2009/10		% change
	Budget			Budget	Revised		2008/09 -
R million	estimate	Outcome	Deviation	estimate	estimate	Deviation	2009/10
Revenue
Tax revenue	642 089	625 100	-16 988	659 304	590 425	-68 879	-5.5%
Non-tax revenue	12 185	12 616	431	11 602	8 983	-2 619	-28.8%
Less: SACU payments	-28 921	-28 921	—	-27 915	-27 915	—	-3.5%
Other[1]	84 978	80 876	-4 102	88 245	86 060	-2 185	6.4%

Budget revenue	710 331	689 672	-20 659	731 235	657 552	-73 683	-4.7%
Percentage of GDP	31.1%	29.7%		29.6%	26.8%

Expenditure
Current payments of which:	413 502	415 969	2 468	472 376	480 408	8 032	15.5%
Debt service cost	51 236	54 394	3 158	55 268	57 600	2 332	5.9%
Transfers and subsidies	231 776	237 534	5 759	264 611	268 580	3 969	13.1%
Payments for capital assets	54 966	49 353	-5 613	61 349	53 530	-7 819	8.5%
Payments for financial assets	10 000	11 033	1 033	30 000	32 806	2 806	197.3%
Contingency reserve	6 000	—	-6 000	6 000	—	-6 000	0.0%

Total expenditure	716 243	713 890	-2 353	834 336	835 324	989	17.0%
Percentage of GDP	31.3%	30.8%		33.7%	34.1%

Budget balance[2]	-5 912	-24 218	-18 306	-103 100	-177 773	-74 672
Percentage of GDP	-0.3%	-1.0%	-0.8%	-4.2%	-7.3%	-3.0%

Gross domestic product	2 286 906	2 320 117		2 474 214	2 449 858

1.	Includes provinces, social security funds and selected entities.

2.	A positive number reflects a surplus and a negative number a deficit.
In 2009/10, an expected decline in tax revenue is the main factor behind the shortfall in budget revenue of R73.7 billion. This, combined with slightly higher expenditure, results in the budget deficit coming in R74.7 billion higher than budgeted.
The recession resulted in a substantial reduction in revenue
The 2010 Budget adjusts the forward estimates tabled in the 2009 Budget for 2010/11 and 2011/12 to take account of changes in the economic environment and policy priorities, and adds projections for 2012/13. Table 4.3 illustrates the substantial reduction in revenue projections, and upward adjustment to spending plans since February 2009.

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Table 4.3 Consolidated government budget medium-term estimates, 2010/11 — 2012/13

	2009	2010/11		2009	2011/12		2012/13
	Forward	2010	Change to	Forward	2010	Change to	2010
R million	estimate	Budget	baseline	estimate	Budget	baseline	Budget

Revenue
Tax revenue	720 935	647 850	-73 085	793 667	721 477	-72 190	818 298
Non-tax revenue	14 375	10 380	-3 995	15 426	11 483	-3 943	12 379
Less: SACU payments	-26 237	-14 991	11 245	-27 867	-11 211	16 656	-22 781
Other[1]	94 915	95 165	250	103 441	105 993	2 552	114 382

Budget revenue	803 989	738 404	-65 585	884 667	827 742	-56 924	922 278
Percentage of GDP	29.9%	27.3%		30.0%	27.9%		28.0%

Expenditure
Current payments
of which:	516 941	527 892	10 952	558 054	580 140	22 086	623 715
Debt service cost	60 140	71 358	11 218	66 826	88 463	21 637	104 022
Transfers and subsidies	284 642	284 016	-626	304 398	315 049	10 651	337 335
Payments for capital assets	66 161	68 163	2 002	70 617	69 418	-1 200	73 567
Payments for financial assets	20 000	20 893	893	—	754	754	5
Contingency reserve	12 000	6 000	-6 000	20 000	12 000	-8 000	24 000

Total expenditure	899 744	906 964	7 220	953 069	977 361	24 292	1 058 622
Percentage of GDP	33.5%	33.6%		32.3%	32.9%		32.1%

Budget balance[2]	-95 755	-168 560	-72 806	-68 402	-149 619	-81 216	-136 344
Percentage of GDP	-3.5%	-6.2%	-2.7%	-2.3%	-5.0%	-2.7%	-4.1%

Gross domestic product	2 686 254	2 699 888		2 952 989	2 967 560		3 295 749

1.	Includes provinces, social security funds and selected public entities.

2.	A positive number reflects a surplus and a negative number a deficit.
Expenditure trends
For a decade, government has strongly increased public spending
Strong growth in expenditure over the past 10 years has helped to stimulate economic activity, supporting both growth and redistribution.
Table 4.4 Economic classification of consolidated government expenditure, 2006/07 — 2012/13

				2009/10
		2007/08		Revised	2010/11	2011/12	2012/13
R million	2006/07	Outcome	2008/09	estimate	Medium-term estimates

Current payments	317 279	353 822	415 969	480 408	527 892	580 140	623 715
Compensation of employees	170 288	195 010	232 595	270 859	294 432	315 773	332 283
Percentage of GDP	9.3%	9.4%	10.0%	11.1%	10.9%	10.6%	10.1%
Goods and services	91 506	101 934	124 712	147 181	155 789	168 533	178 804
Interest[1]	55 486	56 878	58 663	62 368	77 671	95834	112628
Percentage of GDP	3.0%	2.7%	2.5%	2.5%	2.9%	3.2%	3.4%
Transfers and subsidies	171 241	204 347	237 534	268 580	284 016	315 049	337 335
Percentage of GDP	9.3%	9.8%	10.2%	11.0%	10.5%	10.6%	10.2%
Payments for capital assets	28 491	33 139	49 353	53 530	68 163	69 418	73 567
Percentage of GDP	1.6%	1.6%	2.1%	2.2%	2.5%	2.3%	2.2%
Payments for financial assets	1 435	1 960	11 033	32 806	20 893	754	5
Contingency reserve	—	—	—	—	6 000	12 000	24 000

Total payments	518 447	593 269	713 890	835 324	906 964	977 361	1 058 622
Percentage of GDP	28.3%	28.5%	30.8%	34.1%	33.6%	32.9%	32.1%

Gross domestic product	1 833 191	2 081 626	2 320 117	2 449 858	2 699 888	2 967 560	3 295 749

1.	Includes state debt cost and rent on land.

2010 BUDGET REVIEW

The composition of expenditure is an important element of fiscal policy, because different types of spending satisfy different needs within the economy. Table 4.4 below shows consolidated government expenditure by economic classification. A detailed breakdown appears in Annexure B.
Government capital expenditure
Infrastructure programme raises country’s long-term growth potential
Expenditure from 5.2 per cent in 2002/03 to 6.9 per cent in 2008/09. The public sector’s capital investment programme raises the country’s future growth potential by providing economic infrastructure required for trade and expanded economic activity, ultimately leading to higher employment and a lower cost of doing business. Social infrastructure programmes such as hospital revitalisation, school building and sanitation are crucial in the delivery of government services. Spending on capital averages 7.2 per cent of total expenditure over the next three years.
Figure 4.2 Capital spending, 2002/03-2012/13
* 2009/10 - 2012/13 are based on forecast.
Transfers to households and non-profit institutions
Transfers to households (including direct welfare grants, the housing subsidy and indirect transfers through non-profit institutions) make up a significant share of public spending. Over the medium-term expenditure framework (MTEF), the extension of the child support grant to a child’s 18th birthday results in transfers to households growing by an average of 2.5 per cent a year in real terms.
Growth in social transfers has contributed to redistributing wealth and alleviating poverty
Sustained real growth in transfers to households has successfully contributed to redistributing wealth and alleviating poverty. The continued extension of the social security net ensured that the most vulnerable were protected through the economic downturn and into the recovery. More detail about social grants can be found in Chapter 7.

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Figure 4.3 Transfers to households and non-profit institutions, 2002/03-2012/13
* 2009/10 - 2012/13 are based on forecast.
Government current expenditure
Rising debt-service costs will put upward pressure on current expenditure
Since 2002/03, falling debt-service costs resulted in current expenditure declining from 66.7 per cent of total expenditure to 57.5 per cent in 2009/10. Over the medium term, elevated deficits result in rising debt-service costs, which put upward pressure on current expenditure.
Figure 4.4 Current expenditure, 2002/03 -2012/13
* 2009/10 - 2012/13 are based on forecast.
Higher-than-expected growth in public-sector salaries over the past two years become structural spending increases
In 2008/09 and 2009/10, growth in the wage bill was considerably higher than expected as a result of increased government employment, salary increases and the introduction of several occupation-specific dispensations. Rapid increases in compensation are structural increases in the level of government spending and should be financed through higher tax revenue,

2010 BUDGET REVIEW

slower growth in government employment, cost savings and reprioritisation of other expenditure.
Figure 4.5 Reat growth in areas of expenditure, 2005/06—2012/13
* 2009/10 - 2012/13 are based on forecast.
Revenue outlook and trends
Sharply lower corporate income tax and VAT than projected in last year’s budget
The 2009 recession has resulted in sharply lower corporate income and value-added tax (VAT). Gross tax revenue is expected to be R68.9 billion below the 2009 Budget forecast. This represents a major cyclical decline in the share of GDP collected as tax revenue, with 26.9 per cent collected in 2008/09, falling to 24.1 per cent in 2009/10. Over the MTEF, budget revenue is projected to recover in line with the economy. Estimates of tax revenue, however, remain well below the peak of 27.5 per cent of GDP in 2007/08, only reaching 24.8 per cent by 2012/13. These trends are discussed in detail in Chapter 5.
Table 4.5 Consolidated government revenue, 2006/07 — 2012/13

2009/10
		2007/08		Revised	2010/11	2011/12	2012/13
R million	2006/07	Outcome	2008/09	estimate	Medium-term estimates

Tax revenue	495 549	572 815	625 100	590 425	647 850	721 477	818 298
Percentage of GDP	27.0%	27.5%	26.9%	24.1%	24.0%	24.3%	24.8%
Non tax revenue[1] of which:	10 843	11 672	12 616	8 983	10 380	11 483	12 379
Mineral royalties	—	—	—	—	3 540	4 800	5 500
Estimate of SACU payments[2]	-25 195	-24 713	-28 921	-27 915	-14 991	-11 211	-22 781
Provinces, social security funds and selected public entities	60 027	67 895	80 876	86 060	95 165	105 993	114 382

Budget revenue	541 224	627 669	689 672	657 552	738 404	827 742	922 278
Percentage of GDP	29.5%	30.2%	29.7%	26.8%	27.3%	27.9%	28.0%

Gross domestic product	1 833 191	2 081 626	2 320 117	2 449 858	2 699 888	2 967 560	3 295 749

1.	Includes mineral and petroleum royalties, mining leases and departmental revenue.

2.	Estimates are based on National Treasury projections. Actual payment will be determined by outcomes of customs and excise revenue collections in line with the revenue sharing formula contained in the SACU agreement.

CHAPTER 4: FISCAL POLICY

As a result of the slowdown in imports, Southern African Customs Union (SACU) transfers are adjusted downwards in 2010/11 and 2011/12 to recover overpayments over the two preceding years.
Adjustments to Southern African Customs Union transfers in 2010/11 and 2011/12
Botswana, Lesotho, Namibia and Swaziland (BLNS) and South Africa are members of SACU. The customs and excise revenue of each member state is collected in a common revenue pool, distribution of which is governed by a revenue-sharing formula.
Customs duty revenues are extremely volatile, performing above expectation when the economy is growing but under-shooting when the economy slows. As a result of this volatility, SACU members face a financing risk when imports to the region slow. Over the past 18 months, South Africa’s import growth has slowed considerably.
The SACU agreement allows for adjustments when revenues under- or overshoot. Due to a substantial slowdown in customs revenue in 2008/09, the SACU transfer in 2010/11 has been revised down by R4.5 billion. Similar adjustments for 2009/10 will also be required, with the forecast BLNS share likely to be revised down from R21 billion to R11.2 billion in 2011/12. Both adjustments are expected to have a significant impact on the budgets of these neighbouring countries.
Estimated SACU payments, 2010/11 — 2012/13

R million	2010/11	2011/12	2012/13
Forecast share	19 479	21 130	22 781
Actual adjustment	-4 488	—	—
Estimated adjustment	—	-9 919	—

Estimated SACU payments	14 991	11 211	22 781

The main budget
The main budget is the largest share of the consolidated government framework and consists of the receipts and expenditure of the National Revenue Fund.
Table 4.6 National government fiscal framework, 2006/07 — 2012/13

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13
R million	Outcome			Revised estimate	Medium-term estimates
Revenue	481 197	559 774	608 796	571 492	643 239	721 749	807 896
Percentage of GDP	26.2%	26.9%	26.2%	23.3%	23.8%	24.3%	24.5%
Expenditure	470 192	541 496	636 063	748 816	818 143	888 338	964 314
State debt cost	52 192	52 877	54 394	57 600	71 358	88 463	104 022
Percentage of GDP	2.8%	2.5%	2.3%	2.4%	2.6%	3.0%	3.2%
Non-interest expenditure	418 000	488 619	581 670	691 217	746 785	799 875	860 292
of which:
Contingency reserve	—	—	—	—	6 000	12 000	24 000
Percentage of GDP	22.8%	23.5%	25.1%	28.2%	27.7%	27.0%	26.1%

Gross domestic product	1 833 191	2 081 626	2 320 117	2 449 858	2 699 888	2 967 560	3 295 749

2010 BUDGET REVIEW

• Fiscal sustainability
Fiscal stance will prevent the development of an unsustainable debt burden for future generations
A sustainable fiscus is one that is able to finance a given level of expenditure for an extended period of time. While the countercyclical response of the fiscus moderates the effect of the downturn on welfare and economic growth, its cost is a rising interest bill. To avoid penalising future generations with a debt burden that results in lower economic growth and falling expenditure on social priorities, government must manage the public finances along a trajectory that will return the fiscus to a sustainable position. Government will ensure that this does not take place at the expense of the economic recovery.
Figure 4.6 below shows the trajectory of the fiscus back to a primary surplus (revenue in excess of non-interest expenditure). The decline in expenditure to 32.1 per cent of GDP by 2012/13, combined with rising debt-service costs, means that non-interest expenditure will decline marginally over the forecast period. This, combined with rising budget revenue, will lead to a narrowing of the primary budget deficit over the next three years.
Figure 4.6 Revenue and non-interest expenditure, 2002/03 — 2012/13
*     2009/10 – 2012/13 are based on forecasts.

CHAPTER 4: FISCAL POLICY

Long-term modelling of the debt trajectory

The National Treasury has modelled South Africa’s long-term debt trajectory. This projection takes into account a range of possible fiscal and economic developments, all of which incorporate some degree of volatility. The results of this modelling are presented below.

Long-term debt projection, 2001/02 — 2019/20

The level and timing of debt stabilisation will depend on the economic outcomes and fiscal choices that we make.

Our central forecast is for debt to rise to 44 per cent of GDP in 2015/16, after which it will begin to decline gradually.

The forecast is based on a long-term average GDP growth rate of about 3.5 per cent.
Could debt be higher or lower than 44 per cent of GDP in 2015/16?

The central forecast indicates that there is a 33 per cent chance that debt will peak between 43 and 48 per cent of GDP in 2015/16.

While there is a chance that debt could peak at lower levels, this would require the economy to perform better than forecast and a lower fiscal deficit than projected.

Likewise, higher deficits and lower economic growth could push debt above 48 per cent of GDP, although there is less than a 7 per cent chance of debt exceeding 53 per cent of GDP in 2015/16.
What is the chance of debt stock breaching 50 per cent of GDP over the long term?

The probability of debt stock breaching 50 per cent of GDP remains relatively low - peaking at 36 per cent in 2017/18.

While this illustrates the underlying strength of the fiscus, it does also highlight the risks that lower GDP growth and higher fiscal deficits pose to government finances.
As the deficit on the primary budget improves, the rate of increase in debt-service costs will decline. By 2012/13, the increase in debt service costs as a percentage of GDP is expected to slow to 0.2 per cent from 0.4 per cent in 2011/12.

2010 BUDGET REVIEW

Structural budget framework
The structural budget balance (also referred to as the cyclically adjusted budget balance) takes account of temporary or cyclical factors that may make the budget deficit (or surplus) appear stronger or weaker than it actually is.
Structural balance strips out cyclical factors to present a more accurate picture of the budget
In arriving at the structural level of expenditure, the National Treasury excludes temporary expenditure that is either a result of the economic cycle or once-off policy interventions. The main category of expenditure that is related to the economic cycle is unemployment benefits. While these can be highly cyclical, they are not substantial enough to make a measurable impact on structural expenditure. The only substantial adjustment made is for the once-off capitalisation of Eskom (R10 billion in 2008/09, R30 billion in 2009/10 and R20 billion in 2010/11).
Unlike expenditure, South Africa’s revenue performance is closely linked to the economic cycle, generally performing above potential when the economy is growing rapidly, and below potential when the economy is slowing. Adjustments are therefore made to reflect the level of revenue associated with potential long-term growth.
Figure 4.7 Components of the structural budget balance,  2000/01—2012/13
Structural and actual expenditure
Structural and actual budget revenue
*     2009/10 – 2012/13 are based on forecasts.
Structural balance improves to a deficit of less than 4 per cent of GDP by the outer year
Falling structural budget revenue due to lower employment and investment, combined with a significant increase in the structural level of expenditure, result in the cyclically adjusted budget balance deteriorating from 0.2 per cent of GDP in 2007/08 to -5.5 per cent in 2009/10. The stabilisation of the structural level of expenditure at about 32 per cent of GDP by 2012/13, combined with a gradual improvement in structural revenue, result in the cyclically adjusted budget balance improving to a deficit of less than 4 percent of GDP by the end of the forecast period.

CHAPTER 4: FISCAL POLICY

Figure 4.8 Structural and actual budget balance,   2000/01 – 2012/13

* 2009/10 - 2012/13 are based on forecasts.
• Outlook for the public sector
Public sector borrowing requirement
In financing the consolidated government deficit, national government borrowing is projected to reach R171.5 billion in 2009/10, declining gradually to R156.4 billion by 2012/13. As a result, national government net loan debt rises from 22.7 per cent of GDP in 2008/09 to 39.8 per cent of GDP by 2012/13. Chapter 6 provides a discussion of government’s financing strategy.
Table 4.7 Public sector borrowing requirement1, 2006/07 — 2012/13

				2009/10
		2007/08		Revised	2010/11	2011/12	2012/13
R million	2006/07	Outcome	2008/09	estimate	Medium-term estimates

National budget	-11 005	-18 278	27 268	177 324	174 904	166 588	156 417
Extraordinary payments	4 214	776	4 284	673	—	—	—
Extraordinary receipts	-3 438	-2 871	-8 203	-6 536	—	—	—

Borrowing requirement	-10 229	-20 373	23 348	171 461	174 904	166 588	156 417
Social security funds	-6 414	-8 614	-12 760	-5 373	-8 029	-8 203	-8 253
Provinces	-400	-1 065	8 912	1 869	-3 765	-3 656	-5 107
Extra-budgetary institutions	-4 958	-6 443	797	3 952	5 451	-5 110	-6 714
Local authorities	734	6 047	19 951	12 481	13 755	16 799	18 657

General government borrowing	-21 267	-30 448	40 249	184 390	182 315	166 418	155 001
Percentage of GDP	-1.2%	-1.5%	1.7%	7.5%	6.8%	5.6%	4.7%
Non-financial public enterprises	11 887	24 479	53 152	104 004	117 356	93 711	77 375
Percentage of GDP	0.6%	1.2%	2.3%	4.2%	4.3%	3.2%	2.3%

Public sector borrowing requirement	-9 380	-5 969	93 401	288 394	299 671	260 129	232 376
Percentage of GDP	-0.5%	-0.3%	4.0%	11.8%	11.1%	8.8%	7.1%

Gross domestic product	1 833 191	2 081 626	2320 117	2 449 858	2 699 888	2 967 560	3 295 749

1.	A negative number reflects a surplus and a positive number a deficit

2010 BUDGET REVIEW

Capital expenditure programmes of public enterprises result in a higher level of borrowing
At a broader public sector level, borrowing by the non-financial public enterprises, such as Transnet and Eskom, is expected to continue to support their capital expenditure programmes. Both public enterprises and development finance institutions need to operate on a financially sustainable basis. Improving coordination, oversight and governance of these entities, as well as enhanced monitoring of their financial performance and development impact, is a policy priority.
The public sector borrowing requirement is expected to widen to 11.8 per cent of GDP in 2009/10. While the deficits of government and the non-financial public enterprises moderate, total borrowing of the public sector is projected to remain high by historical standards, declining to 7.1 per cent by 2012/13.
Trends in public-sector infrastructure expenditure
Over the next three years, the R846 billion public sector infrastructure programme emphasises higher economic productivity by connecting businesses and households to public services and markets.
Table 4.8 Public sector sector infrastructure expenditure and estimates, 1,2 2006/07 — 2012/13

2009/10
		2007/08		Revised	2010/11	2011/12	2012/13
R million	2006/07	Outcome	2008/09	estimate	Medium-term estimates

National departments	4 631	5 712	6 318	6 382	6 847	7 758	10 703
Provincial departments	27 112	29 395	36 094	41 185	45 623	49 971	50 786
Municipalities	21 084	30 736	39 577	37 480	41 305	50 449	56 028
Extra-budgetary institutions	3 699	3 726	6 194	10 859	11 175	15 083	18 821
Public-private partnerships[3]	1 343	3 857	4 942	13 751	9 939	11 389	6 109
Non-financial public	25 736	56 765	103 322	125 504	147 025	148 665	157 970
enterprises[4]

Total	83 605	130 191	196 447	235 161	261 914	283 315	300 417

Percentage of GDP	4.6%	6.3%	8.5%	9.6%	9.7%	9.5%	9.1%

Gross domestic product	1 833 191	2 081 626	2 320 117	2 449 858	2 699 888	2 967 560	3 295 749

1.	Transfers between spheres have been netted out.

2.	Includes maintenance of infrastructure assets.

3.	PPPs reflect private sector contributions and SANRAL toll roads.

4.	2010/11 — 2012/13 are based on National Treasury estimates
Infrastructure programme supports improvements to justice, education, health, basic services and housing
National government, together with provincial departments and municipalities, will continue to improve access to the justice system, bring education and health care closer to where it is needed, and strive for universal access to water, sanitation and electricity by 2014. Supported by strong growth in conditional grants for infrastructure, housing and hospital revitalisation, consolidated national and provincial infrastructure expenditure is expected to increase at an average annual rate of 8.9 per cent between 2009/10 and 2012/13.

CHAPTER 4: FISCAL POLICY

Table 4.9 Major infrastructure projects

	Total
	project
	cost	Implementation
Project name	R billion	agent	Project objective and completion target date
Energy

Kusile power station	140.7	Eskom	Construction of a 4 800 MW coal-fired power station
			(to be completed in 2018).

Medupi power station	125.7	Eskom	Construction of 4 764 MW coal-fired power station- first
			unit (2012), last unit (2015).

Ingula pumped-	16.6	Eskom	Construction of 1 368MW hydroelectric power station
storage scheme			(2013).

Transport

Gautrain rapid	25.2	Gauteng Department of	Construction, operation of commuter rail link.
rall link		Roads, Transport and	OR Tambo - Sandton link (2010), Johannesburg -
		Public Works	Pretoria (2011).

Gauteng freeway	22.0	South African National	Upgrade, lane additions and construction of 3 new
improvement scheme — phase 1		Roads Agency Limited	highways. Phase 1 (2012), phase 2 and 3 (2020).

New multipurpose	12.6	Transnet	8.7 billion litres per year pipeline (2011). Based on
pipeline phase 1			demand, expansion to 12.2 billion litres (2019) and
			26.2 billion litres (2031).

Iron-ore line	11.6	Transnet	Upgrade of the iron-ore line to 60 million tons per year
			(2013), expansion to 105 million tons per year (2015).

Ngqura container	7.9	Transnet	Improving port capacity by an additional 800 000
terminal			20-foot equivalent units (2013).

Water

Mokolo-Crocodile water	14.7	Trans-Caledon Tunnel	Phase 1 of project to deliver water (2012), phase 2
augmentation project		Authority	(2015).

Olifants River water	13.7	Department of Water	Construction of dam (2013) and bulk distribution
resource development		Affairs and the Trans-	system (2016).
project — phase 2		Caledon Tunnel Authority

Housing

Comubia housing	5.1	The Housing Development	19 313 mixed-income, mixed-density houses
development		Agency and eThekwini	(2016/17).
		Metropolitan Municipality

N2 gateway	2.3	The Housing Development	22 000 low-income houses (2013).
		Agency and Western Cape
		Department of Housing

Hospitals

Frere Hospital	2.5	Eastern Cape Department	Upgrade and rehabilitation of a 550-bed regional
		of Health	hospital (2013).

Limpopo Academic	1.5	Limpopo Department of	A new 600-bed hospital. Construction to start
Hospital		Health	in April 2011.

Cecilia Makiwane	1.4	Eastern Cape Department	Upgrade and rehabilitation of 650-bed regional
Hospital — phase 1		of Health	hospital. Phase 1 (2013).

Natalspuit Hospital	1.7	Gauteng Department	Replacement of an existing hospital (2011).
		Health

Infrastructure programmes by municipalities constitute 17.5 per cent of total infrastructure spending over the MTEF. The decline in local government infrastructure spending in 2009/10 relates primarily to the impact of the recession in the first half of 2009 on household budgets, putting pressure on the payment of municipal bills. As a result, municipalities’ ability to finance infrastructure from own revenue is limited. Projects will be delayed to the outer years of the 2010 MTEF as municipal revenue recovers.

2010 BUDGET REVIEW

Construction of Eskom power plants makes up 36.5 per cent of the total capital programme
A significant proportion of the public-sector infrastructure investment programme will be undertaken by non-financial public enterprises through the building of power stations, upgrading of transport infrastructure and building capacity for the distribution of water. Eskom’s construction of power plants makes up 36.5 per cent of the total expected infrastructure expenditure.
The transport sector plays an important role in connecting economic nodes, markets and households. As the economy grows, provision is made to increase capacity on the primary road network, the rail network, and at container terminals at Ngqura, Cape Town and Durban harbours.

5
Revenue trends and tax proposals
The international financial crisis, and the recession that followed, required governments the world over to fund crucial stimulus measures at a time when tax revenues were falling sharply. In South Africa too, tax revenue has fallen as a share of GDP, contributing to a widening budget deficit.
Lower tax revenue is automatically taken into account in government’s countercyclical fiscal policy, which adjusts to highs and lows in the business cycle, supporting investment and demand. As the economy recovers, tax revenue will begin to recover, though there is often a considerable lag between an economic recovery and higher corporate tax receipts.
Tax policy will remain supportive of the overall economic recovery by providing relief to individuals to compensate for inflation. The 2010 tax proposals also include initiatives to improve tax compliance and broaden the tax base. In the future, higher tax revenue will be required to help narrow the fiscal deficit.
• Overview
The economic slowdown has caused a steep reduction in tax revenue
The past year has been one of the most challenging periods for revenue collection since 1994. From the fourth quarter of 2008, the economy contracted for three consecutive quarters. A significant slowdown in household consumption expenditure, falling employment, and declining imports and exports led to a steep cyclical reduction in tax revenue.
At the beginning of 2010 there are indications that the worst of the global recession is behind us. South Africa’s economy is on the way to recovery, with economic growth turning positive in the third quarter of 2009, and the trend is expected to continue during 2010/11.
The revised estimated tax revenue for 2009/10 is projected to be R68.9 billion lower than the budgeted R659.3 billion announced in February 2009, but R1.4 billion higher than the estimate at the time of the

2010 BUDGET REVIEW

Medium Term Budget Policy Statement last October. In line with the economic slowdown, value-added tax (VAT) and customs duty revenues declined substantially in 2009/10, followed by corporate income tax revenues after a lag of two quarters. While both VAT and customs revenues may recover relatively quickly in response to renewed growth, corporate income tax is likely to trail behind.
Relief to individuals for the effects of inflation
The 2010 tax proposals provide individuals with relief for the effects of inflation. The taxation of financial instruments, certain aggressive financial transactions, and a comprehensive approach to taxing carbon emissions will be investigated during the course of 2010.
Main tax proposals
The main tax proposals include:
•	Personal income tax relief for individuals amounting to R6.5 billion to compensate partially for inflation

•	Discontinuation of the SITE system

•	Measures to limit tax avoidance through salary structuring

•	A limited voluntary disclosure dispensation for taxpayers in default

•	Measures to curtail certain aggressive financial transactions

•	An increase in fuel taxes

•	Increases in excise duties on tobacco and alcohol products

•	An amended carbon emissions tax on new motor vehicles.
• Budget revenue — revised estimates
Table 5.1 highlights budget estimates and revenue outcomes of the major tax instruments for 2008/09, and projected revenue outcomes for 2009/10. Tables 2 and 3 in Annexure B set out these trends in greater detail.
Outcome for 2008/09 and revised estimate for 2009/10
Tax revenue for 2008/09 was R17 billion lower than projected
Audited results show that tax revenue for 2008/09 of R625.1 billion was R17 billion or 2.6 per cent lower than the budgeted estimate. This underperformance in revenues is a reflection of the economic contraction in the fourth quarter of 2008 and the first half of 2009. The decline in revenue in 2008/09 is mainly attributable to declines in VAT and customs revenues, partially offset by better collections in corporate income tax and personal income tax.
The revised tax revenue estimate for 2009/10 is R68.9 billion below the 2009 Budget estimate due to declines across most tax instruments, including corporate income tax (-R29.5 billion), VAT (-R22.3 billion), customs duties (-R6.1 billion), personal income tax (-R4.0 billion) and secondary tax on companies (-R3.0 billion). Non-tax revenues are also expected to be R2.6 billion below the budget estimate, largely as a result of lower interest and dividend income, and substantially lower licence fee income from telecommunication companies.

CHAPTER 5: REVENUE TRENDS AND TAX PROPOSALS

Table 5.1 Budget estimates and revenue outcome, 2008/09 and 2009/10

							2008/09-
	2008/09			2009/10			2009/10
							%
R million	Budget	Outcome	Deviation	Budget	Revised	Deviation	change[1]

Taxes on income and profits	369 754	383 483	13 729	389 040	352 800	-36 240	-8.0%
Persons and individuals	191 046	195 115	4 069	207 450	203 500	-3 950	4.3%
Companies	156 471	165 378	8 907	160 000	130 500	-29 500	-21.1%
Secondary tax on companies	20 000	20 018	18	19 000	16 000	-3 000	-20.1%
Tax on retirement funds	—	143	143	—	—	—	—
Other taxes on income and profits [2]	2 237	2 829	592	2 590	2 800	210	-1.0%
Taxes on payroll and workforce	7 530	7 327	- 202	7 750	7 750	—	5.8%
Taxes on property	14 212	9 477	-4 735	10 420	9 000	-1 420	-5.0%
Domestic taxes on goods and services	218 420	201 416	-17 004	226 757	201 995	-24 762	0.3%
Value-added tax	167 028	154 343	-12 685	168 807	146 500	-22 307	-5.1%
Specific excise duties	20 401	20 185	- 216	22 600	21 000	-1 600	4.0%
Ad valorem excise duties	1 682	1 170	- 512	1 350	1 100	- 250	-5.9%
General fuel levy	26 434	24 884	-1 550	30 090	29 000	-1 090	16.5%
Other domestic taxes on goods and services[3]	2 875	835	-2 040	3 910	4 395	485	426.3%
Taxes on international trade and transactions	31 473	22 852	-8 621	25 337	18 830	-6 507	-17.6%
Customs duties	31 073	22 751	-8 322	24 635	18 500	-6 135	-18.7%
Miscellaneous customs and excise receipts[4]	400	101	- 299	702	330	- 372	225.4%
State miscellaneous revenue and fees[5]	700	544	- 156	—	50	50	—

Total tax revenue	642 089	625 100	-16 988	659 304	590 425	-68 879	-5.5%
Non-tax revenue[6]	12 185	12 616	431	11 602	8 983	-2 619	-28.8%
of which:
Mining leases and ownership	180	708	528	325	810	485	14.3%
Less: SACU payments	-28 921	-28 921	—	-27 915	-27 915	—	-3.5%

National budget revenue	625 353	608 796	-16 557	642 990	571 492	-71 498	-6.1%
Provinces, social security funds	84 978	80 876	-4 102	88 245	86 060	-2 185	6.4%
and selected public entities

Budget revenue	710 331	689 672	-20 659	731 235	657 552	-73 683	-4.7%

1.	Percentage change 2008/09 outcome versus 2009/10 revised estimate.

2.	Includes interest on overdue income tax and small business tax amnesty levy.

3.	Includes air departure tax, plastic bags levy, electricity levy and Universal Service Fund.

Note: electricity levy only implemented on 1 July 2009.

4.	Includes diamond export levy.

5.	Includes stamp duties and revenue received that could not be allocated to a specific tax instrument.

6.	Includes mineral and petroleum royalities, mining leases and departmental revenue.
Revenue estimates and 2010/11 tax proposals
Table 5.2 sets out the estimates of revenue before consideration of tax proposals for 2010/11, based on the existing tax rates.

2010 BUDGET REVIEW

Table 5.2 Estimates of revenue before tax proposals, 2010/11

	2009/10	2010/11	2009/10-
	Revised	Before tax	2010/11%
R million	estimate	proposals	change

Taxes on income and profits	352 800	384 466	9.0%
Persons and individuals	203 500	230 076	13.1%
Companies	130 500	135 000	3.4%
Secondary tax on companies	16 000	16 500	3.1%
Other taxes on income and profits[1]	2 800	2 890	3.2%
Taxes on payroll and workforce	7 750	8 424	8.7%
Taxes on property	9 000	9 960	10.7%
Domestic taxes on goods and services	201 995	224 580	11.2%
Value-added tax	146 500	164 000	11.9%
Specific excise duties	21 000	22 000	4.8%
Ad valorem excise duties	1 100	1 200	9.1%
General fuel levy	29 000	31 000	6.9%
Electicity levy	3 400	5 200	52.9%
Other domesic taxes on goods and services[2]	995	1 180	18.6%
Taxes on international trade and transactions	18 830	20 850	10.7%
Customs duties	18 500	20 500	10.8%
Miscellaneous customs and excise receipts	330	350	6.1%
State miscellaneous revenue and fees[3]	50	20	-60.0%

Total tax revenue	590 425	648 300	9.8%
Non-tax revenue[4]	8 983	10 380	15.6%
of which
Mining leases and ownership	810	—
Less: SACU payments	-27 915	-14 991	-46.3%

National budget revenue	571 492	643 689	12.6%
Provinces, social security funds and selected public entities	86 060	95 165	10.6%

Budget revenue	657 552	738 854	12.4%

1.	Includes interest on overdue income tax and small business tax amnesty levy.

2.	Includes air departure tax and plastic bags levy and Universal Service Fund.

3.	Includes stamp duties and revenue received that could not be allocated to a specific tax instrument.

4.	Includes mineral and petroleum royalties, mining leases and departmental revenue.
Corporate income tax will remain under pressure in 2010/11 as the effects of recovery take time to filter through
Corporate income tax will continue to be under pressure during 2010/11, as the effects of the economic recovery will take time to filter through to higher revenue collection. Total tax revenue before tax proposals is expected to increase by 9.7 per cent, from a revised estimated figure of R590.4 billion in 2009/10 to an estimated R648.3 billion in 2010/11. Mineral royalties are classified as a resource rent and therefore fall into the non-tax revenue category. The introduction of mining royalties was postponed for a year due to the recession and will be levied on minerals disposed off or exported from 1 March 2010.
Actual revenue collections and medium-term estimates
Table 5.3 sets out actual revenue collections for 2006/07 to 2008/09, the revised estimate for 2009/10 and medium-term estimates for 2010/11 to 2012/13. Given the modest recovery forecast, tax revenue as a percentage of GDP is unlikely to reach the level of 27.5 per cent seen in 2007/08 in the near future.

CHAPTER 5: REVENUE TRENDS AND TAX PROPOSALS

Table 5.3 Budget revenue, 2006/07 — 2012/13

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13
R million		Outcome		Revised	Medium-term estimates

Taxes on income and profits[1] of which:	279 991	332 058	383 483	352 800	377 716	428 132	489 416
Personal income tax	140 578	168 774	195 115	203 500	224 676	264 646	312 123
Corporate income tax	118 999	140 120	165 378	130 500	133 650	143 065	159 753
Taxes on payroll and workforce	5 597	6 331	7 327	7 750	8 424	9 149	9 606
Taxes on property	10 332	11 884	9 477	9 000	9 960	10 980	12 460
Domestic taxes on goods and services of which:	174 671	194 690	201 416	201 995	230 880	250 335	280 980
Value-added tax	134 463	150 443	154 343	146 500	164 000	179 250	203 820
Taxes on international trade and transactions	24 002	27 082	22 852	18 830	20 850	22 861	25 806
State miscellaneous revenue and fees[2]	955	769	544	50	20	20	30

Tax revenue	495 549	572 815	625 100	590 425	647 850	721 477	818 298
Non-tax revenue[3] of which:	10 843	11 672	12 616	8 983	10 380	11 483	12 379
Mineral and petroleum royalties	—	—	—	—	3 540	4 800	5 500
Less: SACU payments	-25 195	-24 713	-28 921	-27 915	-14 991	-11 211	-22 781

National budget revenue	481 197	559 774	608 796	571 492	643 239	721 749	807 896
Provinces, social security funds and selected public entities	60 027	67 895	80 876	86 060	95 165	105 993	114 382

Budget revenue	541 224	627 669	689 672	657 552	738 404	827 742	922 278

Tax revenue as a percentage of GDP	27.0%	27.5%	26.9%	24.1%	24.0%	24.3%	24.8%
Budget revenue as a percentage of GDP	29.5%	30.2%	29.7%	26.8%	27.3%	27.9%	28.0%

GDP (R billion)	1 833	2 082	2 320	2 450	2 700	2 968	3 296
Tax/GDP multiplier	1.40	1.15	0.80	-0.99	0.95	1.15	1.21

1.	Also includes secondary tax on companies, interest on overdue income tax and small business tax amnesty levy.

2.	Includes stamp duties and revenue received that could not be allocated to a specific tax instrument.

3.	Includes mineral and petroleum royalties, mining leases and departmental revenue.
• Overview of tax proposals
Net effect of tax changes reduces tax revenues by R450 million
Table 5.4 shows the expected impact of tax proposals on 2010/11 revenue collections, the net effect of which is to reduce the estimated total tax revenues by R450 million. The tax proposals for 2010, including additional proposals contained in Annexure C, will be published in draft legislation and refined during public consultation in Parliament.
Relief for individuals
Personal income tax relief
Over the past 10 years government has adjusted income tax brackets to take account of the effects of inflation on income tax paid by individuals. In addition, by adjusting thresholds, real relief has been provided to taxpayers, increasing disposable income and supporting economic growth.

2010 BUDGET REVIEW

Table 5.4 Summary effects of tax proposals, 2010/11

R million	Effect of tax

Tax revenue		648 300
Non-tax revenue		10 380
Less: SACU payments		-14 991

National budget revenue (before tax proposals)		643 689
Budget 2010/11 proposals:		- 450
Taxes on individuals and companies	-6 750
Personal income tax	-5 400
Adjustment in personal income tax rate structure	-6 500
Adjustment in monetary thresholds	- 700
Reform of taxation of travel allowance	1 800
Business taxes	-1 350
Industrial policy incentives	-1 000
Energy-efficient savings incentive	- 350
Indirect taxes	6 300
Increase in general fuel levy	3 600
Increase in excise duties on tobacco products and alcoholic beverages	2 250
C02 tax motor vehicle emissions	450

National budget revenue (after tax proposals)		643 239

Personal income tax relief of R6.5 billion, most of which benefits lower-income taxpayers
Despite the tight fiscal environment, the 2010 Budget proposes direct tax relief to individuals amounting to R6.5 billion to partially compensate for the effects of inflation. Table 5.5 provides a summary of the 2010/11 income tax brackets and rates.
Most of the relief is provided to taxpayers in lower-income brackets. Taxpayers with an annual taxable income below R150 000 will receive 24.6 per cent of this relief; those with an annual taxable income between R150 001 and R250 000 will receive 28.8 per cent; those with an annual taxable income between R250 001 and R500 000 will receive 26.2 per cent; and those with an annual taxable income above R500 000 will receive 20.4 per cent.
South Africa has a progressive income tax system. Registered taxpayers with taxable income below R250 000 account for about 30 per cent of personal income tax revenue; those with taxable incomes of between R250 000 and R500 000, 26 per cent; and those with taxable income above R500 000 account, 44 per cent. In addition, all South Africans contribute to funding government’s developmental objectives through taxes such as VAT, the fuel tax and corporate taxes.
Medical scheme contributions and medical expenses
From 1 March 2010, the monthly monetary caps for deductible medical scheme contributions will increase from R625 to R670 for each of the first two beneficiaries, and from R380 to R410 for each additional beneficiary. The proposed conversion of these deductions into non-refundable tax credits will be postponed to 1 March 2012.

CHAPTER 5: REVENUE TRENDS AND TAX PROPOSAL

Table 5.5 Personal income tax rate proposals and bracket adjustments, 2009/10 and 2010/11

	2009/10	2010/11
Taxable income (R)	Rates of tax	Taxable income (R)	Rates of tax

R0 — R132 000	18% of each R1	R0 — R140 000	18% of each R1
R132 001 — R210 000	R23 760 + 25% of the amount above R 132 000	R140 001 — R221 000	R25 200+25% of the amount above R140 000
R210 001 — R290 000	R43 260 + 30% of the amount above R210 000	R221 001 — R305 000	R45 450 + 30% of the amount above R221 000
R290 001 — R410 000	R67 260 + 35% of the amount above R290 000	R305 001 — R431 000	R70 650 + 35% of the amount above R305 000
R410 001 — R525 000	R109 260 + 38% of the amount above R410 000	R431 001 — R552 000	R114 750 + 38% of the amount above R431 000
R525 001 and above	R152 960 + 40% of the amount above R525 000	R552 001 and above	R160 730 + 40% of the amount above R552 000

Rebates		Rebates
Primary	R9 756	Primary	R10 260
Secondary	R5 400	Secondary	R5 675
Tax threshold		Tax threshold
Below age 65	R54 200	Below age 65	R57 000
Age 65 and over	R84 200	Age 65 and over	R88 528

Retrenchment package merger
The R30 000 income-tax exemption for retrenchment packages has not been adjusted in many years. It is proposed to merge this exemption into the retirement lump sum tax exemption. In future, all retirement and retrenchment lump sum payments will be treated equally.
Savings
Annual tax-free interest income limits are increased
Annual tax-free interest income will be increased from R21 000 to R22 300 for individuals below 65 years, from R30 000 to R32 000 for individuals 65 years and over, and from R3 500 to R3 700 for foreign-interest income. These exemptions will be limited to savings through widely available interest-bearing instruments, such as bank deposits, government retail bonds and collective investment money market funds. The new limits will exclude tax planning aimed at shifting taxable income.
SITE overtaken by personal income tax threshold
Discontinuation of the SITE system
The standard income tax on employees (SITE) system was introduced in the late 1980s to limit the number of personal income tax returns filed annually, freeing resources to deal with more complicated returns. Administrative modernisation, and the fact that the personal income tax threshold for taxpayers younger than 65 years is approaching the SITE ceiling of R60 000, have eliminated the need for this system. Government proposes to repeal SITE with effect from 1 March 2011. The impact on low-income taxpayers with multiple sources of income will be reviewed, with a view to possible transitional administrative relief measures.
Limiting salary-structuring opportunities
Government aims to make the tax system more equitable and efficient by reducing tax avoidance or structuring opportunities.

2010 BUDGET REVIEW

Company car fringe benefits
Company car fringe benefit rules tightened
The company car fringe benefit rules will be tightened by increasing the deemed monthly taxable values. This amendment will limit the potential abuse of company car fringe benefits.
Employee deferred compensation and insurance schemes
Employee deferred compensation and insurance packages to be taxed as fringe benefits
Companies often protect themselves against revenue shortfalls stemming from the loss of key employees by taking out employee life cover. These policies have over time become methods of creating immediate tax deductions for employers while providing tax-deferred benefit packages on behalf of employees upon retirement or termination of employment. Problems also exist with employer-provided group life insurance schemes. Steps will be taken to ensure that employer deductions match employee gross income. Employee insurance packages will be taxed fully as fringe benefits on a monthly basis.
Closure of sophisticated tax loopholes
Anti-avoidance schemes cost the fiscus a substantial amount of revenue
Government has achieved lower rates over the past decade by broadening the tax base. One area of concern is the use of sophisticated tax avoidance schemes. The scale of these schemes often presents a substantial loss to the fiscus, even when considered in isolation. The schemes below have been identified for closure, and details are provided in Annexure C:
•	Cross-border mismatches

•	Interest cost allocation for finance operations

•	“Protected cell” companies

•	Cross-border insurance payments

•	Participation preference and guaranteed shares

•	Cross-border interest exemption

•	Transfer pricing.
Promoting South Africa as a gateway into Africa
Enhancing South Africa’s position as a viable location from which businesses can expand into Africa
South Africa’s location, its strength in financial services and its banking infrastructure make it a potential gateway into Africa. Government proposes measures to enhance this role. In 2010/11, further investigations will be done to enhance our attractiveness as a viable and effective location from which businesses can extend their African operations.
Headquarter companies
Relief from exchange control and taxation for various types of headquarter companies located in South Africa will be considered. Currently, funds received from foreign locations cannot be channelled through South Africa to other foreign locations without explicit exchange control approval. These barriers and certain tax rules will be reviewed.
Islamic-compliant finance
The tax system may act as a barrier to certain forms of Islamic-compliant finance, which prohibits payment or receipt of various types of interest. The tax treatment of financial instruments such as forward purchases, financial leasing and purchases of profit shares will be reviewed over the

CHAPTER 5: REVENUE TRENDS AND TAX PROPOSALS

next two years, and tax treaties with relevant countries will be re-examined.
Depreciation allowances
Improvements on leased land
Enhanced allowance to be considered for private developers who improve another party’s land
Depreciation allowances, including the accelerated depreciation relief for urban development zones, are available if the underlying land is owned by the party undertaking the improvement. This requirement creates practical problems for development partnerships undertaken by government and the private sector. Government entities often provide long-term use of land in exchange for private development. An enhanced allowance will be considered for private developers who improve another party’s land, subject to anti-avoidance mechanisms.
Environmental fiscal reform
‘We cannot stop development in the developing world, but we can control the emission of greenhouse gases.’ -
Minister of Science and Technology Naledi Pandor
The 2009 Budget announced an ad valorem CO2 emissions tax on new passenger motor vehicles. Based on subsequent consultations, it is recommended that the original tax proposal be converted into a flat rate CO2 emissions tax, effective from 1 September 2010. The main objective of this tax is to influence the composition of South Africa’s vehicle fleet to become more energy efficient and environmentally friendly. The emissions tax will initially apply to passenger cars, but will be extended to commercial vehicles once agreed CO2 standards for these vehicles are set. See Annexure C for details.
Further research is being done to expand environmental levies and taxes.
VAT and residential property developers
The sale of residential property by developers is subject to VAT at the standard rate, while the leasing of residential accommodation is VAT exempt. VAT input credits are allowed for standard-rated sales of property, but disallowed for exempted rentals. The temporary leasing of residential units requires a full claw-back of the VAT input credits for leased units. The current value of the adjustment is disproportionate to the exempt temporary rental income. Options will be investigated to determine an equitable value and rate of claw-back for developers.
Customs and excise duties: tobacco and alcohol
Taxes on alcoholic beverages and tobacco products are increased
Excise duties on alcoholic beverages will be increased in accordance with the policy objective to target a total consumption tax burden (excise duties plus VAT) of 23, 33, and 43 per cent of the average retail price of wine, malt beer and spirits respectively.
The proposed increases for the various alcoholic beverages vary between 8.1 and 8.9 per cent as indicated in Table 5.6. No increase in the excise duty on traditional beer is proposed. Given that the tax burden benchmarks for the various alcoholic beverages were set as far back as 2002, and considering the social need to curb alcohol abuse, a consultation process to increase these benchmarks will be initiated during 2010.

2010 BUDGET REVIEW

Excise duties on tobacco products will be increased in accordance with the policy objective to target a total consumption tax burden (excise duties plus VAT) of 52 per cent of the average retail price of the most popular brand for all categories of tobacco products. The proposed increases for tobacco products vary between 6.2 and 16.1 per cent.
Table 5.6 Changes in specific excise duties, 2010/11

	Current excise	Proposed excise	Percentage change
Product	duty rate	duty rate	Nominal	Real

Malt beer	R46.41 / litre	R50.20 / litre	8.2%	2.5%
	of absolute alcohol	of absolute alcohol
	(78.90c / average	(85.34c / average
	340ml can)	340ml can)

Traditional beer	7.82c / litre	7.82c / litre	0.0%	-5.7%

Traditional beer powder	34.70c / kg	34.70c / kg	0.0%	-5.7%

Unfortified wine	R1.98 / litre	R2.14 / litre	8.1%	2.4%

Fortified wine	R3.72 / litre	R4.03 / litre	8.3%	2.6%

Sparkling wine	R6.16 / litre	R6.67 / litre	8.3%	2.6%

Ciders and alcoholic	R2.33 / litre	R2.52 / litre	8.2%	2.5%
fruit beverages	(79.22c / average	(85.68c / average
	340ml can)	340ml can)

Spirits	R77.67 / litre	R84.57 / litre	8.9%	3.2%
	of absolute alcohol	of absolute alcohol
	(R25.05 / 750ml	(R27.27 / 750ml
	bottle)	bottle)

Cigarettes	R7.70/ 20 cigarettes	R8.94/ 20 cigarettes	16.1%	10.4%

Cigarette tobacco	R9.15/ 50g	R9.73/ 50g	6.3%	0.6%

Pipe tobacco	R2.50/ 25g	R2.70/ 25g	8.0%	2.3%

Cigars	R44.88 / 23g	R47.66 / 23g	6.2%	0.5%
Gambling taxes
Gambling is subject to various forms of taxation at both provincial and national level. These arrangements will be reviewed to ensure efficient tax collection. In addition, winnings in the hands of gamblers are exempt from personal income tax, a practice that will also be reviewed. Measures will be considered to limit opportunities for money laundering, unlicensed online gambling and other abuses.
Fuel levies
General fuel levy
An additional increase in the general fuel levy to help finance fuel pipeline for security of supply
It is proposed to increase the general fuel levy on petrol and diesel by 10 c/l in line with the expected rate of inflation. An additional 7.5 c/l increase on both petrol and diesel is proposed to help fund the new multi-product petroleum pipeline between Durban and Gauteng. Both increases will take effect on 7 April 2010. The total combined fuel taxes on petrol and diesel from 2008/09 to 2010/11 are indicated in Table 5.7. The diesel fuel tax refund and biodiesel fuel tax rebate concessions automatically adjust to maintain the relative benefits for qualifying beneficiaries.
Road Accident Fund levy
It is proposed to increase the Road Accident Fund levy on petrol and diesel by 8 c/l, from 64 c/l to 72 c/l, with effect from 7 April 2010.

CHAPTER 5: REVENUE TRENDS AND TAX PROPOSALS

Table 5.7 Total combined fuel taxes on petrol and diesel, 2008/09 — 2010/11

	2008/09		2009/10		2010/11
Cents per litre	93 Octane	Diesel	93 Octane	Diesel	93 Octane	Diesel

General fuel levy	127.00	111.00	150.00	135.00	167.50	152.50
Road Accident Fund levy	46.50	46.50	64.00	64.00	72.00	72.00
Customs and excise levy	4.00	4.00	4.00	4.00	4.00	4.00
Illuminating paraffin marker		0.01		0.01		0.01

Total	177.50	161.51	218.00	203.01	243.50	228.51

Pump price: Gauteng (as in February)[1]	750.00	732.30	643.00	649.35	785.00	701.85

Taxes as % of pump price	23.7%	22.1%	33.9%	31.3%	31.6%	32.8%

1.	Diesel (0.05% sulphur) wholesale price (retail price not regulated).
Measures to enhance tax administration
Voluntary disclosure
Interest and penalties can be avoided through timely voluntary disclosure
To encourage taxpayers to come forward and avoid the future imposition of interest, a voluntary disclosure programme will be instituted from 1 November 2010 to 31 October 2011. Taxpayers may come forward during this period to disclose their defaults and regularise their tax affairs. In line with greater international cooperation over bank secrecy and enhanced measures to prevent money laundering, the voluntary disclosure period will also enable individuals with unreported banking accounts overseas to fully disclose such untaxed revenue. The full amount of tax will remain due.
A defaulting taxpayer will be granted relief under the programme, provided:
•	The disclosure is complete

•	SARS was not aware of the default

•	A penalty or additional tax would have been imposed had SARS discovered the default in the normal course of business.
In light of this step, government proposes to do away with the discretion of the South African Revenue Service (SARS) to waive interest charged on unpaid provisional tax.
Compliance
SARS further strengthens modernisation efforts
The general level of tax compliance appears to have deteriorated during the recession. As a result, SARS is refocusing its enforcement and audit capacity, and modernising its systems.
The key areas for improved tax administration over the next three years are:
•	Increased digitisation to enable self-service and voluntary compliance

•	Further modernisation of personal income tax, pay-as-you-earn, corporate income tax and VAT systems

•	Modernisation of customs systems

•	Improved call centres, office operations and payment processes

•	Increased system infrastructure to process administrative penalties

•	Enhanced focus on large taxpayers and high net worth individuals.

2010 BUDGET REVIEW

Increased enforcement through access to third-party databases
Improved data analysis helps SARS to identify high-risk taxpayers for increased enforcement. This process will be enhanced by the improved collection of third-party data that allows for specific case identification.
Tax policy research agenda
Over the year ahead, several issues will be researched for possible attention in tax proposals for 2011 and 2012.
Taxes upon death
Both estate duty and capital gains tax are payable upon death, which is perceived as giving rise to double taxation. The estate duty raises limited revenue and is cumbersome to administer. Moreover, its efficacy is questionable: many wealthy individuals escape estate duty liability through trusts and other means. Taxes upon death will be reviewed.
Financial instruments and aggressive financial transactions
Tax rules on financial instruments to be reviewed
In line with the global reassessment of financial regulation, government will conduct an extensive review of the taxation of financial instruments (such as derivatives) and measures that deal with debt/equity arbitrage. The new era of financial regulation that seeks to prevent the recurrence of an international crisis will require South Africa to follow global best practice without undermining our tax sovereignty or our competitiveness.
Environmental fiscal reform and the pricing of carbon
Two discussion documents on carbon pricing for public comment
The electricity levy announced in 2008 was the first step towards a carbon tax in South Africa. A discussion document exploring the feasibility of a more comprehensive carbon tax will be published for public comment during the first half of 2010.
Various lobbying efforts are underway to expand the carbon market to include the developing world. Although government’s preference is for a carbon tax, a discussion document on the possible scope and administrative feasibility of emissions trading in South Africa will also be released for public comment towards the end of 2010.
The following environmental taxes and charges will also be investigated:
•	A waste water discharge levy in terms of the Water Act

•	Pollution charges in terms of the new Air Quality Act

•	Levies on the waste streams of various products

•	A landfill tax at municipal level

•	Traffic congestion charges.
• Conclusion
Tax revenue, which fell sharply over the past year, will recover as the economy recovers, but with a lag. Tax policy will remain supportive of the overall economic recovery by providing relief to individuals to compensate partially for inflation. The 2010 tax proposals also include initiatives to improve tax compliance and broaden the tax base.

6
Asset and liability management
The global financial crisis has had a dramatic impact on public finances worldwide. As tax revenues have declined, spending has increased to counter the recession and to bail out major banks in the developed countries. Governments have increased borrowing to finance growing budget deficits. As borrowings have increased, so too have debt-service costs.
While South Africa is no exception to this pattern, a 16-year record of prudent fiscal and debt management saw the country enter the crisis with a low debt stock and a broadly balanced budget. This healthy position enables government to finance the higher borrowing requirement necessary during the period of economic recovery ahead. Furthermore, state-owned entities have been able to finance a significant increase in capital investment, largely through borrowing.
Over the medium term, net debt stock as a share of GDP is expected to increase from 28 per cent in 2010 to 40 per cent in 2013, while debt-service costs will remain manageable. As the economy and the fiscal position improve, government’s borrowing will be reduced to more sustainable levels.
•	Overview
South Africa entered the global crisis with a broadly balanced budget and low level of debt
At the onset of the global crisis, South Africa was in a favourable position in comparison with many other emerging markets. The budget was broadly balanced and debt stock was low. Deep and liquid domestic financial markets, strengthened over the previous decade, ensured the availability of funding. Government had limited exposure to foreign debt and was less dependent on international capital markets.
During 2009, countercyclical fiscal policy allowed government to compensate for the far-reaching effects of the global and domestic recession. Borrowing increased to sustain public spending on social priorities and to boost spending on infrastructure.

2010 BUDGET REVIEW

Net borrowing requirement to be financed mainly in the domestic market through Treasury bills and bonds
In line with the weaker fiscal position, the net borrowing requirement increased to R171.5 billion in 2009/10. Over the medium term, a substantial but declining deficit is anticipated, to be financed mainly in the domestic market through issuing of Treasury bills, benchmark government bonds and the use of surplus cash. New fixed-income and inflation-linked bonds will be issued. South Africa will also borrow on international capital markets when prudent. Government will continue to closely monitor and coordinate debt issuance in the broader public sector to ensure access to funding and minimise interest-rate pressures.
Government net debt is expected to increase from R690 billion in 2009/10 to R1.3 trillion in 2012/13, and as a result debt-service costs are budgeted to increase from R57.6 billion to R104 billion over this period. Net debt and debt-service costs as a percentage of GDP will increase to 40 per cent and 3.2 per cent respectively over the next three years. National government net debt is projected to peak at about 44 per cent of GDP in 2015/16, before stabilising.
Over the medium term and beyond, government will act in a deliberate way to reduce borrowing levels
Over the medium term and beyond, as the economy improves, fiscal and debt management policy will be calibrated to progressively reduce government borrowings. If the level of debt is reduced too quickly, economic recovery will be compromised; if reduced too slowly, the resulting high interest costs could slow South Africa’s future growth.
‘One of the greatest legacies of this World Cup is already there for all to see: the stadiums, the reconstructed roads and rail. The public transport system will become the biggest legacy.’
- Minister of Transport Sibusiso Ndebele
The capital investment programme of state-owned entities is helping to drive the economic recovery, while providing the country with the infrastructure it needs for the 2010 FIFA World Cup and to compete in the world economy. Government has provided selective support to state-owned entities in this tougher economic environment to ensure that the required infrastructure is built and the overall cost of these investments is minimised. We will enhance oversight and governance of state-owned entities to improve their financial performance and development impact.
Notwithstanding the substantial increase in government’s borrowing requirement over the past year, bond and Treasury bill auctions were oversubscribed — meaning that the bids received exceeded the amount on offer. Government’s funding strategy will continue to strengthen the bond market through the diversification of debt instruments, the creation of benchmark bonds and active management of the state debt portfolio. Issuance in the broader public sector will be closely monitored.
Investors remain confident in our macroeconomic and fiscal policies
South Africa’s investment-grade sovereign ratings have been maintained over the past year, reflecting market confidence in our macroeconomic and fiscal policy framework. Slow economic growth and structural weaknesses in the economy, however, remain concerns for investors. Several emerging markets have been downgraded over the past year, while South Africa has been upgraded by one rating agency and placed on a negative outlook rating watch by two others.

CHAPTER 6: ASSET AND LIABILITY MANAGEMENT

2010 Budget supports South Africa’s sovereign creditworthiness
A combination of sound macroeconomic policies, transparent public institutions and political stability continue to support South Africa’s international creditworthiness. Our stable macroeconomic policy framework has provided the flexibility to adopt a countercyclical fiscal stance in the period ahead. Pursuit of price stability and a stable, flexible and competitive exchange rate by a constitutionally independent central bank underpin expectations and growth prospects.
The public-sector infrastructure programme remains a cornerstone of the economic stimulus package. This programme will be financed successfully and in a cost-effective manner. Extension of guarantees and coordination of debt issuance in the broader public sector are key features of this process.
While debt levels and debt-service costs are set to rise somewhat from relatively low pre-crisis levels, they will stabilise by 2015/16, before falling thereafter. Total net debt plus contingent liabilities as a percentage of GDP is projected to peak at about 60 percent in the medium term, declining thereafter.
With foreign exchange reserves equivalent to US$39.5 billion, and a current account deficit expected to average 5.3 per cent of GDP over the medium term, external vulnerability has been reduced. Low levels of foreign debt and growing demand for South African equities and bonds place South Africa in a healthy position to meet its foreign obligations.
•	Developments in South Africa’s debt markets
Domestic bond market
Government bond yields rose in 2009 in the face of risk aversion
Global risk aversion put upward pressure on government bond yields during 2009, following record-low yields at the end of 2008.
The slowdown in domestic economic activity and accompanying shortfall in government revenue led to a weaker fiscal position, resulting in a significant increase in the government borrowing requirement. As a result, the National Treasury increased the amount of cash in the weekly government bond auctions from R1.4 billion to R2.9 billion. This coincided with net bond issuance by state-owned entities and corporate issuances increasing from R28 billion to R47 billion in 2009. The yield of the R157 bond (13.5%; 2014/15/16) increased from about 7.2 per cent at the end of December 2008 to about 8.8 per cent in July 2009.
Figure 6.1 Government R157 bond yield, 2008—2010

2010 BUDGET REVIEW

Figure 6.2 Turnover on domestic and international bond exchanges, 1995 — 2009
Non-residents returned to the local bond market in 2009
As the global crisis subsided in 2009 and demand for emerging market assets picked up, non-residents purchased about R27.3 billion of bonds. Notwithstanding an increase in non-resident purchases of South African bonds in 2009, annual turnover on the Johannesburg Stock Exchange declined to R13.4 trillion, while nominal trades in RSA bonds recorded abroad amounted to R4.5 trillion, bringing total trades in domestic bonds to R17.9 trillion, R9.8 trillion lower than in 2008. Despite the lower trading volumes, the South African bond market remains a world leader in terms of total value traded (in US dollar terms), trailing only the US-based NASDAQ, the London Stock Exchange and Spain’s Bolsas y Mercados Españoles.
Turnover in municipal debt increased from R18.3 billion in 2008 to R27.5 billion in 2009. Cape Town issued its second municipal bond, valued at R1.2 billion, in June 2009. Johannesburg raised R500 million in May 2009 through an additional listing of an existing bond, and bridging finance of R1.6 billion in August and September 2009 through issuance in the money market.
Table 6.1 shows the liquidity levels (turnover ratio) in domestic government bonds. Liquidity in inflation-linked bonds increased due to the large volume of issuance by government and portfolio restructuring by investors. Turnover on fixed-income bonds is on average lower.

CHAPTER 6: ASSET AND LIABILITY MANAGEMENT

Table 6.1 Turnover in domestic bonds, 2007 — 2009

	2007	2008	2009
Bond	Turnover ratio[1]

Fixed-income
R157 (13.5%; 2014/15/16)	59.0	73.2	54.3
R186 (10.5%; 2025/26/27)	16.6	23.3	34.9
R201 (8.75%; 2014)	13.9	22.8	22.1
R203 (8.25%; 2017)	14.6	22.6	16.3
R204 (8%; 2018)	22.2	21.8	15.4
R206 (7.5%; 2014)	14.1	22.1	28.2
R207 (7.25%; 2020)	16.9	14.7	15.0
R208 (6.75%; 2021)	27.5	21.6	14.8
R209 (6.25%; 2036)	26.6	40.5	25.4
Inflation-linked
R189 (6.25%; 2013)	1.8	1.8	4.3
R197 (5.5%; 2023)	1.9	1.4	2.3
R202 (3.45%; 2033)	1.9	1.3	2.9
R210 (2.6%; 2028)	3.3	3.6	3.6

1.	The total turnover divided by the nominal outstanding issue of a bond at year-end.
Domestic money market
The Reserve Bank reduced the repurchase rate by a cumulative five percentage points to 7 per cent by end-August 2009.
Money market interest rates drifted lower, reaching levels last seen in 2006
Money market interest rates drifted lower in 2009, reaching 2006 levels. Due to expectations of further reductions in the Reserve Bank’s repurchase rate, the three-month Johannesburg Interbank Agreed Rate (JIBAR) decreased from 7.68 per cent in August 2009 to 6.98 per cent in September 2009, a level last seen in October 2005.
The 91-day Treasury bill rate in 2009 started to reflect supply pressures in short-term government instruments as the volume of issuance increased significantly. As a result the 91-day Treasury bill rate moved to levels above the repurchase rate, reaching a high of 7.27 per cent in December 2009. Supply pressures were also evident in the average spread between the 91-day Treasury bill and the three-month JIBAR rate, which narrowed to 19 basis points in 2009, compared with 52 basis points in 2008.
Global capital markets
Emerging market indices outperformed benchmarks, posting a 29 per cent average return in 2009
International debt markets continued to recover throughout 2009. Following early turbulence, emerging market credits staged a recovery that helped the global emerging market bond index gain 28 per cent during the year. Emerging market-dedicated funds outperformed their benchmarks, posting a positive 29.4 per cent average return. South African foreign bond spreads have tightened by about three percentage points since January 2009.
During 2009, the Eurorand bond market saw redemptions of R12 billion as a result of enormous global debt issuances and increased risk aversion. Net issuance in uridashi bonds (rand-denominated bonds issued in Japan) increased by R519 million, compared with the previous year’s record increase of R20.1 billion.

2010 BUDGET REVIEW

•	Borrowing requirement
Net borrowing requirement of R174.9 billion in 2010/11
Government borrows money to meet the net borrowing requirement of the National Revenue Fund, and to refinance money that is due to be paid back to investors. Table 6.2 sets out the net borrowing requirement for 2008/09, a revised estimate for 2009/10 and estimates for the medium-term expenditure framework (MTEF). In 2009/10 the net borrowing requirement is expected to amount to R171.5 billion, reaching R174.9 billion in 2010/11 and declining to R156.4 billion by 2012/13
Table 6.2 National government net borrowing requirement, 2008/09 — 2012/13

	2008/09	2009/10		2010/11	2011/12	2012/13
R million	Outcome	Budget	Revised	Medium-term estimates

National budget balance[1]	-27 268	-95 573	-177 324	-174 904	-166 588	-156 417
Extraordinary receipts	8 203	6 100	6 536	—	—	—
Premiums on loan transactions[2]	4 920	2 100	1 700	—	—	—
Special dividends	—	—	538	—	—	—
Agricultural debt account surrender	704	150	—	—	—	—
Vodacom / Vodafone transaction	—	3 500	3 934	—	—	—
Profits on conversion of foreign currency transactions[3]	—	—	209	—	—	—
Liquidation of SASRIA investment	2 142	350	154	—	—	—
Penalties and forfeits	1	—	—	—	—	—
Winding up of Diabo Share Trust	435	—	—	—	—	—
Other	1	—	1	—	—	—
Extraordinary payments	-4 284	-900	-673	—	—	—
Premiums on loan transactions[2]	-3 914	-900	—	—	—	—
Defrayal of GFECRA losses[4]	-328	—	-181	—	—	—
Losses on conversion of foreign currency transactions[3]	-42	—	-437	—	—	—
Payment of Saambou Bank liability	—	—	-55	—	—	—

Borrowing requirement (-)	-23 349	-90 373	-171 461	-174 904	-166 588	-156 417

1.	A negative number reflects a deficit.

2.	Premiums received or incurred on new loan issues, bond switch and buy-back transactions.

3.	Revaluation profits or losses on government’s foreign exchange deposits at the Reserve Bank when used to meet government’s foreign exchange commitments.

4.	Realised losses on the Gold and Foreign Exchange Contingency Reserve Account.
Extraordinary receipts of R6.5 billion expected in 2009/10
Extraordinary receipts
In 2009/10, extraordinary receipts of R6.5 billion are expected. This is composed of R1.7 billion of premiums on bond transactions, proceeds of R154 million from government’s liquidation of its investment in the South African Special Risk Insurance Association (SASRIA), R3.9 billion from Telkom’s sale of a 15 per cent share in Vodacom to Vodafone, revaluation profits of R209 million on the conversion of foreign currency and a special dividend of R538 million from Telkom. At this stage, no provision is made for extraordinary receipts over the 2010/11 to 2012/13 period, though government will continue to search for opportunities to obtain value from its investments.

CHAPTER 6: ASSET AND LIABILITY MANAGEMENT

Extraordinary payments
Extraordinary payments in 2009/10 totalled R673 million
Extraordinary payments in 2009/10 amount to R673 million, composed of R55 million to settle the remaining liability relating to Saambou Bank, losses on the Gold and Foreign Exchange Contingency Reserve Account of R181 million in 2008/09 and revaluation losses of R437 million on the conversion of foreign currency.
•	Financing of the borrowing requirement
Government’s funding strategy works on the basis of domestic and foreign risk benchmarks
Government’s net borrowing requirement is financed through domestic short- and long-term loans, foreign loans and changes in cash balances. The funding strategy takes into account risk benchmarks of 70/30 fixed-rate versus variable rate domestic debt, and a range of 20 — 25 per cent maximum exposure to foreign debt as a percentage of total gross debt. Table 6.3 provides information on the funding of government’s net borrowing requirement for 2008/09, revised estimates for 2009/10 and projections for 2010/11 to 2012/13.
Table 6.3 Financing of national government net borrowing requirement, 1 2008/09 — 2012/13

	2008/09	2009/10		2010/11	2011/12	2012/13
R million	Outcome	Budget	Revised	Medium-term estimates

Domestic short-term loans (net)	12 225	15 400	49 700	22 000	20 000	20 000
Domestic long-term loans (net)	23 059	61 522	114 044	137 740	129136	117 072
Market loans	42 354	70 500	127 715	151 344	142 677	142 950
Redemptions[2]	-19 295	-8 978	-13 671	-13 604	-13 541	-25 878
Foreign loans (net)	-3 954	3 837	9 060	11 564	13 852	15 745
Market loans	—	9 800	16 098	14 439	17 271	29 003
Arms procurement loan agreements	3 059	3 872	1 413	352	511	38
Redemptions (including revaluation of loans)	-7 013	-9 835	-8 451	-3 227	-3 930	-13 296
Change in cash and other balances[3]	-7 981	9 614	-1 343	3 600	3 600	3 600

Financing	23 349	90 373	171 461	174 904	166 588	156 417

1.	A longer time series is reflected in Table 1 of Annexure B.

2.	Redemption figures are net of anticipated switches, reducing redemptions by R7.8 billion in 2011/12 and by R35 billion in 2012/13.

3.	A negative change indicates an increase in cash balances.
The net borrowing requirement excludes loan redemptions, which also need to be financed. Scheduled loan redemptions for 2008/09 and 2009/10 and medium-term estimates are provided in Table 6.4. Loan redemptions in 2009/10 amount to R22.1 billion. Domestic loan redemptions were R4.7 billion higher than anticipated due to bond switches not materialising, while foreign loan redemptions were R1.4 billion less than predicted as a result of the stronger value of the rand.
Loan redemptions of R16.8 billion are anticipated for 2010/11
For 2010/11, loan redemptions of R16.8 billion are anticipated. To manage refinancing risk in the two outer years, government plans to enter into domestic bond switches, reducing loan redemptions of the R205 (floating; 2012) and R189 (6.25 per cent; 2013) bonds by R42.8 billion as shown in Table 6.4. This will bring loan redemptions to R17.5 billion in 2011/12 and to R39.2 billion in 2012/13.

2010 BUDGET REVIEW

Table 6.4 Loan redemptions, 2008/09 — 2012/13

	2008/09	2009/10		2010/11	2011/12	2012/13
R million	Outcome	Budget	Revised	Medium-term estimates

Domestic loans	19 295	8 978	13 671	13 604	13 541	25 878
Foreign loans	7 013	9 835	8 451	3 227	3 930	13 296
Principal	4 320	7 544	7 591	2 387	2 909	13 877
Revaluation	2 693	2 291	860	840	1 021	-581

Total	26 308	18 813	22 122	16 831	17 471	39 174

Excludes: Source bonds in domestic switch auctions	—	—	—	—	7 805	35 000

Domestic short-term loans
Short-term borrowing consists of marketable Treasury bill issuance and borrowing from the Corporation for Public Deposits. Treasury bills with maturities of 3, 6, 9 and 12 months are issued, and bills of shorter periods can also be issued for bridging finance purposes.
Table 6.5 provides information on the Treasury bill issuance for 2009/10 and projections for 2010/11. In 2009/10, Treasury bills increased by R49.7 billion. Over the medium term Treasury bill net issuance, spread over all maturities, is expected to average R20 billion a year.
Table 6.5 Treasury bill issuance, 2009/10 — 2010/11

	2009/10			2010/11		Weekly auction
Maturity	Opening	Net	Closing	Net	Closing	estimates
R million	balance	increase	balance	increase	balance	2009/10	2010/11

91-day	37 700	10 310	48 010	1 915	49 925	3 700	3 825
182-day	13 800	10 600	24 400	3 550	27 950	950	1 075
273-day	12 900	15 090	27 990	6 235	34 225	750	875
364-day	600	13 700	14 300	10 300	24 600	350	475

Total	65 000	49 700	114 700	22 000	136 700	5 750	6 250

To make good use of surplus cash of the broader public sector, provinces and some public entities are required to invest their surplus cash with the Corporation for Public Deposits. Government borrows from the Corporation for Public Deposits to finance a portion of its borrowing requirement. During 2009/10 bridging finance of up to R12.4 billion was raised from the Corporation for Public Deposits.
Domestic long-term loans
Domestic long-term loans consist of fixed-income bonds, inflation-linked bonds, floating rate notes and retail bonds. The 2009/10 domestic long-term loan issuance amounts to R127.7 billion, R57.2 billion higher than originally projected.
Fixed-income bonds remain government’s main source of financing
Table 6.6 provides a breakdown of the R106.3 billion in government bonds issued in 2009/10 up to 31 January 2010. Fixed-income bonds make up the major soure of financing, constituting 63.2 per cent of total bond issuance.

CHAPTER 6: ASSET AND LIABILITY MANAGEMENT

New fixed-income and inflation-linked bonds to be issued in 2010/11
In 2010/11, net domestic long-term bond issuance will be R137.7 billion, declining to R117.1 billion by 2012/13. Issuance will be in the existing fixed-income benchmark bonds, as well as new fixed-income bonds in the 2030/31 and 2040/41 maturity areas, spreading issuance over the medium to long term and offering investors new longer-maturity securities.
Table 6.6 Domestic long-term market loan issuance, 2009/10

		Average
As of 31 January 2010	Cash	yield	Nominal
R million	value	%	outstanding

Fixed-income	67 183	8.84
R157 (13.5%; 2014/15/16)	1 200	8.33	61 588
R186 (10.5%; 2025/26/27)	5 060	9.00	71 311
R203 (8.25%; 2017)	12 750	8.88	41 990
R204 (8%; 2018)	10 796	8.85	41 518
R206 (7.5%; 2014)	7 000	8.45	28 162
R207 (7.25%; 2020)	8 526	8.97	48 338
R208 (6.75%; 2021)	9 657	9.13	36 262
R209 (6.25%; 2036)	9 370	8.54	30 433
Retail	2 824	9.42	4 120
Inflation-linked	39 083	2.69
R189 (6.25%;2013)	9 554	2.20	49 756
R197 (5.5%; 2023)	25 039	3.03	50 143
R202 (3.45%; 2033)	4 026	2.93	17 429
R210 (2.6%; 2028)	395	2.73	4 721
Retail	69	2.55	140

Total	106 266

Demand for inflation-linked bonds is concentrated in the shorter-dated R189 and R197 bonds, which constituted 88.5 per cent of the total inflation-linked bond issuance in 2009/10.
Total issuance of retail bonds reached R4.3 billion in 2009/10
To maintain a broad range of inflation-linked bonds, two new bonds maturing in 2016/17 and 2021/22 will be introduced. Issuance of 2-, 3- and 5-year fixed-income and 3-, 5- and 10-year inflation-linked retail bonds will continue in 2010/11. In 2009/10, a total of R2.9 billion worth of these bonds was sold, bringing total issuance of retail bonds to R4.3 billion.
To eliminate the settlement risk in the bond market, government provides the primary dealers in benchmark government bonds with an overnight repurchase facility at zero per cent interest. As of 31 January 2010 repurchase transactions of R15 billion were entered into for short periods, mainly in the R153 and R157 bonds.
Foreign loans
Over the medium term, government plans to borrow US$7 billion on global capital markets
To meet its future foreign currency commitments, government plans to borrow US$2 billion over each of the next two years, and US$3 billion in 2012/13, in international capital markets.
In 2009/10, government planned foreign borrowing of US$1 billion on the global capital markets. This was increased to US$2 billion, mainly due to significant investor demand for South African credit exposure and to cover the government’s total foreign currency commitments.

2010 BUDGET REVIEW

The final drawdown on arms procurement loans takes place in 2012/13
Over the next three years government will finance a total of R901 million from existing loan agreements entered into as part of the arms procurement programme. This concludes the foreign funding programme, with the final drawdown in 2012/13. The €1 billion export credit agency financing structure for the purchase of eight Airbus A400 aircraft for the Department of Defence has not been entered into due to the cancellation of the purchase.
Cash balances
The National Treasury is responsible for maintaining adequate cash in the National Revenue Fund and investing the surplus. Government’s total cash includes deposits held by the Reserve Bank and commercial banks. Cash deposits with the Reserve Bank comprise the following:
•	Deposits used to “sterilise” the excess cash created in the money market when buying foreign exchange reserves

•	Foreign exchange deposits made from money borrowed in international markets, or from purchases in the local market

•	Investments with the Corporation for Public Deposits.
Sterilisation deposits may be used to assist cash management
Sterilisation deposits are not readily available to finance government expenditure in view of their role in managing money market liquidity. However, subject to agreement with the Reserve Bank on monetary management arrangements, these deposits will be available for cash management in the period ahead.
Cash with commercial banks is invested in line with predetermined credit-risk benchmarks. Year-end cash balances of R106 billion are provided for over the medium-term, consisting of R66 billion in sterilisation deposits and operational cash of R40 billion. A level of R40 billion is required to meet government’s projected cash requirement, which is high during the first half of a fiscal year.
•	Government’s debt portfolio
Total debt
Net loan debt consists of total domestic and foreign debt less the cash balances of the National Revenue Fund. Debt is affected by the net borrowing requirement, currency and inflation fluctuations, and changes in cash balances.
Total government debt is shown in Table 6.7.

CHAPTER 6: ASSET AND LIABILITY MANAGEMENT

Table 6.7 Total national government debt, 2006/07 — 2012/13

End of period	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13
R billion		Outcome		Estimate	Medium-term estimates

Domestic debt	471.1	480.8	529.7	702.4	894.9	1 085.6	1 266.1
Foreign debt[1]	82.6	96.2	97.3	94.0	106.3	128.4	153.0

Gross loan debt	553.7	577.0	627.0	796.4	1 001.2	1 214.0	1 419.1
Less: National Revenue Fund bank balances	-75.3	-93.8	-101.3	-106.1	-106.1	-106.1	-106.1

Net loan debt[2]	478.4	483.2	525.7	690.3	895.1	1 107.9	1 313.0

As percentage of GDP:
Gross loan debt	30.2	27.7	27.0	32.5	37.1	40.9	43.1
Net loan debt	26.1	23.2	22.7	28.2	33.2	37.3	39.8
Foreign debt	4.5	4.6	4.2	3.8	3.9	4.3	4.6
As percentage of gross loan debt:
Foreign debt	14.9	16.7	15.5	11.8	10.6	10.6	10.8

1.	Estimates include revaluation based on National Treasury’s projections of exchange rates.

2.	Net loan debt is calculated taking into account the bank balances of the National Revenue Fund (balances of government’s accounts with the Reserve Bank and commercial banks).
Net loan debt is projected to reach R1.3 trillion in 2012/13
In 2009/10, net loan debt is expected to increase by R164.6 billion to R690.3 billion or 28.2 per cent of GDP, reaching a projected R1.3 trillion or 39.8 per cent of GDP in 2012/13. Government’s foreign debt as a percentage of GDP is expected to increase to about 4.6 per cent of GDP over the same period. Foreign debt as a percentage of gross loan debt will average 10.6 per cent over the medium term.
Maturity and composition of government debt
Average maturity of domestic bonds has increased to 10.3 years
Table 6.8 sets out the maturity distribution of domestic marketable bonds. The average maturity increased marginally from 10.2 years in 2008/09 to 10.3 years in 2009/10. This can be ascribed to higher issuance of medium-to longer-dated bonds. The share of the portfolio maturing within 3 years declined from 21.4 per cent in 2007/08 to 5.7 per cent in 2009/10 due to an effective bond-switch programme.
Table 6.8 Maturity distribution of domestic marketable bonds, 2007/08 — 2009/10

Years to maturity	2007/08	2008/09	2009/10
			Estimates
Percentage of total	Portfolio[1]		Funding[2]	Portfolio[1]

0 - 3	21.4	8.4	—	5.7
3 - 7	32.6	32.2	12.1	30.9
7 - 10	14.8	17.5	31.2	24.0
10 - 19	22.5	34.3	39.4	29.9
Longer than 19	8.7	7.6	17.3	9.5

Years Average maturity	8.6	10.2	13.0	10.3

1.	The total bond portfolio as at the end of the period.

2.	Bond issuances for the fiscal year.

2010 BUDGET REVIEW

Table 6.9 shows the composition of domestic debt by various funding instruments, which are broadly categorised as bonds and Treasury bills. The foreign debt portfolio is concentrated in US dollar-denominated (48.4 per cent) and euro-denominated (37.5 per cent) instruments, which account for 85.9 per cent of the total foreign debt.
Table 6.9 Composition of domestic debt by instrument, 2006/07 — 2009/10

End of period	2006/07	2007/08	2008/09	2009/10
R billion		Outcome		Estimate

Bonds	423.6	427.7	464.5	587.6
Fixed-income	351.5	350.8	369.0	442.7
Floating rate	4.8	4.8	7.8	7.8
Zero coupon	2.1	2.2	2.1	2.1
Inflation-linked[1]	63.7	68.6	83.9	130.9
Retail	1.5	1.3	1.7	4.1
Treasury bills	47.1	52.9	65.0	114.7
Shorter than 91-days[2]	1.3	1.0	—	—
91-days	29.7	31.7	37.7	48.0
182-days	9.0	10.4	13.8	24.4
273-days	7.1	9.8	12.9	28.0
364-days	—	—	0.6	14.3
Other[3]	0.4	0.2	0.2	0.1

Total	471.1	480.8	529.7	702.4

1.	Includes revaluation as a result of changes in CPA.

2.	Mainly 1-day bills issued to the Corporation for Public Deposits.

3.	Loan levies, former regional authorities and Namibian debt.
Provisions and contingent liabilities
Net debt, provisions and contingent liabilities remain well within the Southern African Development Community target
Medium-term projections for provisions and contingent liabilities are summarised in Table 6.10. Provisions are liabilities for which the payment date or amount is uncertain. The provisions for the multilateral institutions are the unpaid portion of subscriptions to these institutions, payable on request. Contingent liabilities may be incurred, depending on future events. As at 31 March 2009, net loan debt, provisions and contingent liabilities amounted to 33.8 per cent of GDP. This figure is expected to increase to 53.6 per cent of GDP by 2012/13, which remains well below the Southern African Development Community’s macroeconomic convergence target of 60 per cent of GDP.

CHAPTER 6: ASSET AND LIABILITY MANAGEMENT

Table 6.10 Composition of provisions and contingent liabilities,1 2008/09 — 2012/13

End of period	2008/09	2009/10	2010/11	2011/12	2012/13
R billion	Outcome	Estimate	Medium-term estimates

Provisions	62.5	56.9	57.2	59.7	77.1
Special Drawing Rights	0.8	0.8	0.8	0.8	0.8
International Monetary Fund[2]	23.0	21.0	21.0	21.0	21.0
International Bank for Reconstruction and Development[2]	14.5	12.0	11.9	13.0	13.9
Multilateral Investment Guarantee Agency[2]	0.1	0.1	0.1	0.1	0.1
African Development Bank[2]	10.2	8.5	8.4	9.1	9.8
Development Bank of Southern Africa Limited[3]	4.8	4.8	4.8	4.8	20.0
Leave credits	9.1	9.7	10.2	10.9	11.5
Contingent liabilities	195.5	277.9	324.5	361.8	376.3
Guarantees	63.1	137.9	184.5	223.1	240.4
Post-retirement medical assistance	56.0	56.0	56.0	56.0	56.0
Road Accident Fund	42.5	49.1	48.1	45.8	42.0
Government pension funds	—	—	—	—	—
Claims against government departments	17.7	17.7	17.7	17.7	17.7
Export Credit Insurance Corporation	13.4	14.4	15.4	16.4	17.4
Unemployment Insurance Fund	2.4	2.4	2.4	2.4	2.4
Other[4]	0.4	0.4	0.4	0.4	0.4

Total	258.0	334.8	381.7	421.5	453.4

1.	Medium-term forecasts of some figures are not available and are kept constant.

2.	Represents the unpaid portion of government’s subscription to these institutions.

3.	Represents callable capital provided for in terms of the Development Bank of Southern Africa Act.

4.	Represents a liability to Reserve Bank in respect of old coinage in circulation and other unconfirmed balances by departments
Guarantee exposure rises to R137.9 billion, with new guarantees to Eskom, Sanral, DBSA, Land Bank
Government’s guarantee exposure is expected to increase to R137.9 billion in 2009/10, up from R63.1 billion in 2008/09, mainly as a result of new guarantees to Eskom (R56 billion), the South African National Road Agency Ltd (R12.3 billion), the DBSA (R5.2 billion) and the Land Bank (R2.5 billion). Further drawdowns over the medium term are expected to increase government’s guarantee exposure by R102.5 billion to R240.4 billion by 2012/13. Guarantee fees of R88.3 million were received from state-owned entities. Details of guarantee commitments from 2006/07 to 2009/10 are set out in Table 9 of Annexure B.
State-owned entities should borrow largely on the strength of their balance sheets
It remains government’s policy that state-owned entities should largely borrow on the strength of their balance sheets to reduce government’s gross contingent liabilities, promote efficiency, ensure competitive standards of delivery and discourage wasteful investment. Nevertheless, there are cases where guarantees can lower the borrowing costs of an entity, keeping infrastructure investment costs down without compromising prudent management by the enterprise.

2010 BUDGET REVIEW

Strict conditions for government guarantees
A government guarantee may only be issued by an executive authority (shareholder department) with the written approval of the Minister of Finance.
State-owned entities should operate on the strength of their own balance sheets. If, however, a clear need for shareholder support is identified, a guarantee to provide security for borrowing can be considered, provided that a sound business plan is in place to ensure long-term financial sustainability
Conditions are generally imposed in such situations, and typically include:
•	Annual guarantee fees of 0.3 per cent, and a once-off administration fee of up to R75 000 per guarantee

•	A public entity in financial difficulty must prepare a detailed plan to return the business to financial sustainability without government support

•	Monthly turnaround reports must be submitted to the executive authority and National Treasury.
The National Treasury closely monitors guarantees provided to state-owned entities and takes remedial action when required.
• Debt-service costs
The volume of debt, new borrowing requirements, interest rates, inflation rates and the exchange rate influence total debt-service costs. Table 6.11 summarises trends and projections to 2012/13.
Table 6.11 National government debt-service costs, 2008/09 — 2012/13

	2008/09	2009/10		2010/11	2011/12	2012/13
R million	Outcome	Budget	Revised	Medium-term estimates

Domestic	48 692	49 301	52 596	65 549	81 030	94 639
Foreign	5 702	5 967	5 004	5 809	7 433	9 383

Total	54 394	55 268	57 600	71 358	88 463	104 022

As percentage of:
GDP	2.3	2.2	2.4	2.6	3.0	3.2
GDP-accrual[1]	2.6	2.4	2.6	2.9	3.2	3.4
Revenue	8.9	8.6	10.1	11.1	12.3	12.9

1.	Debt-service costs adjusted for the amortisation of discount on domestic bond issues and expressed as a percentage of GDP.
In 2009/10, debt-service costs are expected to be R2.3 billion higher than the budgeted amount. The increase, due to the higher borrowing requirement, outweighed the savings obtained from a stronger currency and lower short-term interest rates. Debt-service cost is projected to increase to R104 billion by 2012/13, or 3.2 per cent of GDP.
• Financing the infrastructure programmes of state-owned entities
Large-scale investment in energy, rail, roads and ports is a cornerstone of economic strategy
Investment in energy, rail, roads, ports and other infrastructure remains a cornerstone of government’s economic strategy. Over the 2009/102013/14 period, estimated capital expenditure by the major state-owned entities (see Table 6.12) amounts to R699.6 billion. The increase of 4.5 per cent against the February 2009 figure is mainly the result of revisions to power-generation expenditure figures by Eskom. The increase, however, was moderated by the firming up of contracts and the moderation of contract price escalation due to the global recession

CHAPTER 6: ASSET AND LIABILITY MANAGEMENT

Table 6.12 Major state-owned entities’ capital expenditure programmes, 2009/10 — 2013/14

R billion	2009/10	2010/11	2011/12	2012/13	2013/14	Total

Capital expenditure	125.5	149.5	153.2	149.7	121.7	699.6
Of which the big six :
Eskom	65.3	96.3	108.3	104.0	86.3	460.2
Transnet	21.9	19.4	16.3	13.3	9.5	80.4
South African National RoadsAgency Limited[1]	12.9	13.5	9.1	6.4	2.5	44.4
Central Energy Fund	5.2	5.8	4.1	8.8	5.5	29.4
Trans-Caledon Tunnel Authority	3.0	7.1	6.1	3.9	2.9	23.0
Airports Company of South Africa Limited	5.0	1.6	1.2	2.9	6.1	16.8

1.	Excludes capex programmes funded through budgetary allocations.
The capital expenditure programmes and refinancing needs of major state-owned entities will be financed through internally generated resources, and a mixture of long-term and short-term borrowing in the domestic and foreign markets. In 2010/11, 40 per cent of the borrowing requirement of these entities and development finance institutions, which total R126 billion, will be raised            through international funding sources.
Table 6.13 Projected major sources of funding for state-owned entities and development finance institutions, 2009/10 — 2013/14

R billion	2009/10	2010/11	2011/12	2012/13	2013/14	Total

Domestic loans	89.8	75.9	48.1	50.1	50.5	314.4
Short-term	11.9	11.7	11.2	10.2	10.2	55.2
Long-term	77.9	64.2	36.9	39.9	40.3	259.2
Foreign loans	29.3	50.4	39.7	28.5	24.1	172.0
Long-term	3.6	9.8	9.0	10.0	10.0	42.4
Multilateral institutions	8.1	32.6	24.0	15.0	5.1	84.8
Export credit agency financing	17.6	8.0	6.7	3.5	9.0	44.8

Total	119.1	126.3	87.8	78.6	74.6	486.4

As percentage of total:
Domestic loans	75.4	60.1	54.8	63.7	67.7
Foreign loans	24.6	39.9	45.2	36.3	32.3

To reduce borrowing costs and ease pressure on the domestic market, the National Treasury provides support to state-owned entities in accessing finance from multilateral organisations and export credit agencies, and through project financing arrangements. To date, state-owned entities have obtained loans from the African Development Bank (Eskom, US$2.5 billion), the Japanese Bank for International Cooperation (Transnet, ¥35 billion) and the European Investment Bank (€480 million to various state-owned entities).
National Treasury is helping state-owned entities to access multilateral finance
In March 2010, the World Bank board will consider a loan application by Eskom for US$3.75 billion, along with US$250 million from the World Bank’s Clean Technology Fund. Further financing of US$1.25 billion is expected to be available from the World Bank in a subsequent phase.
Government has helped to coordinate state-owned entities’ debt issuances to prevent market crowding. Government will continue to issue bonds against which state-owned entities’ issuances are benchmarked.

2010 BUDGET REVIEW

Government strictly monitors the borrowings of state-owned entities
Due to the nature of the large capital infrastructure programmes, borrowings tend to be long-dated and dispersed. To prevent the development of an unsustainable debt burden, borrowings are strictly monitored. Commercial paper redemptions peak in 2010, mostly from the Airports Company of South Africa (ACSA), Denel and Transnet, while fixed-income redemptions fall due from the Land Bank, DBSA, Trans-Caledon Tunnel Authority and Transnet.
Figure 6.3 Consolidated debt maturity profile, government and state-owned entities, as at 31 December 2009
• Developments in state-owned entities and development finance institutions
State-owned entities
Work is under way to strengthen management and oversight of state-owned entities
Government is committed to ensuring that the capital investment programme of state-owned entities remains on course, while working to strengthen the management and oversight of all these entities.
Eskom
In February 2009, government approved guarantees totalling R176 billion to support construction of new power plants by Eskom. Guarantee agreements have been finalised and the domestic medium-term note agreement was amended to reflect the guarantee. In addition, Eskom has been drawing down on its R60 billion subordinated loan. State support has led to the cancellation of an Eskom credit watch and the affirmation of its credit rating by Standard & Poors. Government continues to monitor Eskom’s financial performance.
South African Airways
The 2009 Budget included a capital equity provision of R1.5 billion for South African Airways (SAA) to replace an existing perpetual guarantee of R1.6 billion provided in November 2007 related to the grounding of its

CHAPTER 6: ASSET AND LIABILITY MANAGEMENT

fuel-inefficient B747-400 aircraft. Another perpetual guarantee was approved on 18 September 2009 to avert a going-concern audit qualification for the airline’s 2008/09 annual financial statements and to avoid projected cash-flow constraints in 2010/11. Recent indications show that SAA is returning to financial sustainability.
Autopax Passenger Services
Guarantee supports purchase of 570 buses for use during and after the World Cup
Government has provided a six-year, R1.4 billion guarantee to Autopax for the purchase of 570 buses for the 2010 FIFA World Cup. The guarantee was based on a business plan outlining plans for both the World Cup and options for longer-term public transport use. Suppliers for the buses have been chosen and the funding arrangements are being finalised.
Denel
Denel’s two existing guarantees of R880 million and R420 million were extended to 31 March 2011 to avoid a going-concern audit qualification for its 2008/09 annual financial statements in August 2009. Government provided an additional guarantee of R550 million for working capital and interest payment requirements in August 2009. The R550 million was to be released in three tranches linked to the achievement of Denel’s turnaround milestones, which are closely monitored.
South African Broadcasting Corporation
Government granted a R1 billion guarantee to the South African Broadcasting Corporation (SABC) supporting a R1 billion term loan facility with Nedbank concluded in December 2009. Government support for the broadcaster is premised on its turnaround strategy, for which the new board and CEO are responsible. The Department of Communications and National Treasury will closely monitor this process.
Development finance institutions
Access to loan finance supports development and helps businesses survive recession
Government’s development finance institutions continue to play a constructive role in broadening economic participation and infrastructure investment. Their ability to increase access to loan finance supports South Africa’s development agenda and helps businesses to survive in the difficult economic environment.
Development Bank of Southern Africa
Government has committed to increase the DBSA’s callable capital by R15.2 billion to R20 billion, expanding its lending capacity to R140 billion. The increase requires a legislative amendment. In the interim, government has provided a guarantee of R15.2 billion to allow the DBSA to immediately increase its lending portfolio. By agreement with government, the DBSA will remain focused on its core mandate of providing municipal infrastructure funding, including lending to low- and medium-capacity municipalities to enhance service delivery, operations and infrastructure maintenance — with spinoffs for local employment.

2010 BUDGET REVIEW

Land Bank
Increase in Land Bank profits shows that government intervention is delivering results
The improved financial performance of the Land Bank, reflected in its increase in profits from R17.5 million in 2007/08 to R167 million in 2008/09, shows that government intervention is delivering results. To redirect the Land Bank towards its core mandate of supporting emerging farmers, a coordinating committee has been established consisting of the Minister of Finance, Minister of Agriculture, Forestry and Fisheries, and the Minister of Rural Development and Land Reform. In 2009/10, government approved a R3.5 billion guarantee, which will proportionately decrease with any capital appropriated for the Land Bank. In the Adjustment Appropriation Act 2009, the Land Bank received a R1 billion capital allocation, reducing the guarantee amount to R2.5 billion. Expenditure estimates provide for two capital allocations of R750 million — one in 2010/11 and one in 2011/12. The intention is to complete the recapitalisation over the next three years, eliminating the guarantee.
National Housing Finance Corporation
During 2010 government will consider granting a borrowing limit in terms of section 66 of the Public Finance Management Act to the National Housing Finance Corporation (NHFC) to access concessional funding from institutions such as the European Investment Bank and the Agence Francaise Developpement. This will increase the NHFC’s capacity to contribute to the reduction of the housing backlog.
Industrial Development Corporation
The Industrial Development Corporation (IDC) will continue its focus on supporting industrial development. The IDC will also continue to assist selected businesses that are in distress as a result of the downturn through the R6.1 billion fund announced in 2009 (R2.9 billion in 2009/10 and R3.2 billion in 2010/11). Up to December 2009, R1 billion has been committed to assist 23 businesses. Furthermore, the IDC will continue to shift its focus to support the implementation of the Industrial Policy Action Plan.
• Conclusion
Debt levels and debt-service costs should stabilise and moderate after 2016
South Africa’s fiscal accounts swung from a very strong position of moderate surpluses to substantial deficits as revenue declined and spending commitments rose in the context of the global economic crisis. Consequently, debt stock and debt-service costs are both set to rise over the medium term. However, the deficits will fall from R177.3 billion this fiscal year to R156.4 billion by 2012/13. Debt levels and debt-service costs are expected to stabilise and moderate once again after 2015/16. During this period, infrastructure investment will be a key feature of the economic stimulus and investment by state-owned entities, and targeted lending by development finance institutions will be stepped up as critical components of the economic recovery.

7
Social security and health care financing
The past year has provided the social security system with its sternest test yet. The recession forced a large number of people out of work, causing unemployment claims to nearly double in the space of a year and reducing household income for millions of South Africans. There has also been a significant increase in the number of people claiming social grants, owing to the deterioration of the economy and to the extension of the child support grant.
Broad social security reform is proceeding along several tracks. The social assistance and social security agencies, from the Unemployment Insurance Fund to the South African Social Security Agency, are examining ways to streamline administration, align systems and improve access to services. A no-fault insurance arrangement covering road accidents is being prepared. Government is also working to design a universal savings arrangement, and to prepare the ground for national health insurance.
•The impact of recession
Social grants are an essential part of the social security safety net
The social security system provides a safety net in the face of economic decline and played an important role in cushioning the impact of last year’s recession. Social grants protected incomes for the most vulnerable sectors of society — such as the elderly, the disabled and children in need -while the Unemployment Insurance Fund (UIF) provided benefits to many workers who lost their jobs. Expenditure on grants is set to increase from 3.2 per cent of GDP before the crisis to 3.5 per cent in 2010/11. Government recognises that social assistance alleviates poverty and reduces inequality, and is therefore expanding the grants system by extending the child support grant to a recipient’s 18th birthday.

2010 BUDGET REVIEW

‘Employment and entrepreneurship are the best means of ensuring income security.’ - Minister of Social Development Edna Molewa
The best means of protecting income for workers and their dependents, however, is to expand employment. Chapter 3 focuses on employment. Active labour market policies are required to help those outside the labour market to find work, either through retraining, assisting with the search for work, or incentives for job creation. The expanded public works programme plays a significant role in providing short-term jobs, though its implementation has been uneven and fragmented. The second phase of this programme, which began in April 2009, seeks to create 4 million part-time jobs over the next five years.
Experiences during the recession highlight the need for long-term reform of the social insurance
The experiences of the past year have highlighted the need for long-term reforms of the social insurance system. The UIF has shown how contributory social insurance can reduce the impact of negative income shocks. However, the UIF covers only a fraction of the unemployed, and other aspects of social insurance, such as death and disability protection, are inadequately addressed.
Social security, social assistance and social insurance
There are two separate aspects to social security: social assistance and social insurance.
•	Social assistance is represented by the grants system, through which the state provides basic minimum protection to relieve poverty. Receipt of this support is subject to a qualifying means test.
•	Social insurance refers to mandatory employee contribution schemes. Government is responsible for three primary social insurance mechanisms: the UIF, the Compensation Funds and the Road Accident Fund (RAF).
The state also regulates voluntary savings and insurance arrangements such as medical schemes and retirement funds. These schemes are not mandatory, but some companies enrol workers in health insurance arrangements and retirement funds as a matter of course, and government provides tax incentives to encourage participation.
Many South Africans cannot afford voluntary contributions either to medical schemes or retirement funds, with the result that coverage is incomplete, especially for lower-income workers. Even workers who are relatively well-covered by social insurance mechanisms during their careers may find themselves without protection in retirement, meaning they are dependent once again on the public health system and the grants system in the form of the state old age pension.
South Africa’s social security architecture

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Table 7.1 Social security beneficiaries, 2006/07 — 2009/10

	2006/07	2007/08	2008/09	2009/10

Social grants	11 983 141	12 374 770	13 066 118	13 958 894
Recipients

Unemployment Insurance Fund
Recipients per month	154 546	140 086	164 301	207 967

Compensation Fund
Claims registered	213 246	209 830	203 711	234 266

Road Accident Fund
Claims registered	170 418	267 133	294 771	196 405

Expanded public works programme				—
Full-time equivalent jobs	85 702	146 359	184 642	—
Work opportunities	316 814	440 266	570 815	—

Medical schemes
Members	2 985 350	3 233 490	3 388 582	3 463 642
Dependents	4 141 993	4 371 746	4 486 244	4 636 935

Pension and provident funds[1]			—	—
Active members	7 370 436	7 273 897	—	—
Pensioners	1 971 682	2 138 272	—	—

1.	Financial Services Board data includes double-counting. Membership is estimated to be

5 million — 6.5 million.
•Social assistance
About 14 millionpeople now benefit from social assistance transfers
Social grants and household welfare
Nearly 14 million South Africans are benefiting from social assistance transfers. These non-contributory cash grants are an immediate and effective source of income support for poor households. More than 9 million of these grants are for households with children. Table 7.2 shows the increases in grant values for the next fiscal year, which will take effect in April 2010.
Table 7.2 Social grants value, 2009/10 and 2010/11

Rand	2009/10	2010/11	Increase

State old age pension	1 010	1 080	70
Disability grant	1 010	1 080	70
Child support grant	240	250	10
Foster care grant	680	710	30
Care dependency grant	1 010	1 080	70
War veterans grant	1 030	1 100	70
Grant-in-aid	240	250	10

In addition to the cash grants, social relief of distress is also provided in certain circumstances. This is immediate, temporary assistance to people in a crisis, consisting mainly of food parcels, though in some instances cash or vouchers are also provided. Assistance is usually rendered for three months but can be extended for up to six months. In 2008 and 2009 expenditure on social relief of distress increased markedly to cushion the impact of the recession.

2010 BUDGET REVIEW

Conditions for the child support grant
As of 1 January 2010, caregivers of child support grant beneficiaries need to ensure that children for whom they are in receipt of a grant are enrolled and attending school. Regular proof of school enrolment needs to be submitted to the Department of Social Development, along with reports from the school.
Upon receipt of any information regarding a child not attending school the Department of Social Development will send a social worker to investigate and put in place steps to ensure that the child attends school. While punitive measures such as stopping the grant are not envisaged, these provisions will allow government to improve school attendance and provide the necessary support to households where needed.
12 per cent average annual growth in social assistance over the past four years
Social assistance grew on average by 12 per cent per year between 2006/07 and 2009/10. The increased growth in social grant expenditure is a result of inflation adjustments to the grant values, adjustments to the means test thresholds, equalisation of the old age grant from 65 years to 60 years for men (which concludes in 2010), and general increases in beneficiary numbers. Growth over the medium-term expenditure framework (MTEF) is largely the result of the extension of the child support grant to eligible children up to their 18th birthday. The responsibility of caregivers to ensure grant recipients attend school is now embedded in the regulations.
The extension of child support will be phased in over the next three years, with additional allocations of R1.3 billion, R3.1 billion and R5 billion in 2010/11, 2011/12 and 2012/13 respectively. This is in addition to the increases to expenditure already contained in the MTEF baseline. The number of children receiving the grant is expected to increase from 9.1 million in December 2009 to 11.5 million in March 2013.
South African Social Security Agency
SASSA is taking steps to stamp out fraud and will pursue effective prosecution of public- and private-sector violators
The South African Social Security Agency (SASSA) is responsible for administering social assistance transfers. In 2010/11 SASSA will focus on widening access to social grants, improving grants administration and payments, reducing fraud and improving the application of means tests. The agency’s service delivery initiatives include streamlining the grant application process and ensuring standardisation throughout the country.
In cooperation with government’s Special Investigating Unit, SASSA has cracked down on fraudulent grant claims among public servants and is currently investigating similar abuses in the private sector. SASSA is also reviewing dormant bank accounts, which include the accounts of deceased beneficiaries whose families have not notified the agency and those living overseas who still receive grants. In 2010 it is estimated that about R300 million will be recovered from dormant accounts.
SASSA’s baseline allocation (as illustrated in Table 7.3) will increase from R5.2 billion in 2009/10 to R5.6 billion in 2010/11 — a 9 per cent increase. Growth will average 7 per cent between 2009/10 and 2012/13.
SASSA is exploring ways to reduce costs associated with cash payments
The bulk of SASSA’s administrative expenditure (53 per cent) remunerates cash payment contractors. About 27 per cent of administrative expenditure goes towards personnel spending, with the balance covering operational expenses.

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To reduce administrative costs, SASSA is investigating alternate methods for payment of social grants. Cash payment contracts cost between R24 and R35 per grant payment, and some 80 per cent of social grant recipients are paid in this way. Considerable savings could be achieved by shifting payments to recipients’ bank accounts. Bringing more beneficiaries into the formal banking sector is therefore an important goal.
Table 7.3 Social grants expenditure as a percentage of GDP, 2006/07 — 2012/13

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13
				Revised	Medium-term estimates
R million				estimate

Social grants transfers	57 032	62 467	70 715	80 080	89 368	98 594	106 808
SASSA administration	4 192	4 143	4 630	5 169	5 631	6 098	6 153

Total	61 224	66 610	75 345	85 249	94 999	104 692	112 961
Percentage of GDP	3.3%	3.2%	3.2%	3.5%	3.5%	3.5%	3.4%

Social assistance beneficiary and expenditure trends
Largest number of grants is for child support, while the old age pension is largest by expenditure
Table 7.4 shows the growth in social grant beneficiary numbers by grant and province since 2006. Table 7.5 sets out grant expenditure, also by grant and province, since 2006/07 and spending forecasts over the MTEF.
The number of beneficiaries approached 14 million during 2009/10. The average annual growth in the number of beneficiaries was 6.3 per cent over the five years to 2009/10. Notable features include the following:
•	The child support grant is the largest grant by number of recipients, accounting for 68 per cent in 2009/10.

•	The old age pension is the largest by expenditure (37 per cent).
Table 7.4 Social grants beneficiary numbers by type and province, 2005/06—2009/10

Type of grant	2005/06	2006/07	2007/08	2008/09	2009/10[1]	% growth (average annual)

Old age	2144117	2 195 018	2 218 993	2 343 995	2 534 082	4.3%
War veterans	2 832	2 340	1 963	1 599	1 248	-18.5%
Disability	1 319 536	1 422 808	1 413 263	1 371 712	1 310 761	-0.2%
Foster care	312 614	400 503	443 191	476 394	569 215	16.2%
Care dependency	94 263	98 631	101 836	107 065	119 307	6.1%
Child support	7 044 901	7 863 841	8 195 524	8 765 354	9 424 281	7.5%

Total	10 918 263	11 983 141	12 374 770	13 066 118	13 958 894	6.3%

Province
Eastern Cape	2 094 642	2 244 303	2 291 898	2 346 773	2 498 410	4.5%
Free State	678 522	723 698	755 665	765 553	814 991	4.7%
Gauteng	1 318 981	1 406 445	1 451 967	1 537 795	1 638 747	5.6%
KwaZulu-Natal	2 498 888	2 931 722	3 033 463	3 317 229	3 478 811	8.6%
Limpopo	1 640 032	1 751 512	1 798 859	1 894 038	2 019 849	5.3%
Mpumalanga	836 451	901 386	925 171	977 704	1 037 971	5.5%
Northern Cape	213 512	232 102	307 095	326 516	357 517	13.8%
North West	888 065	1 001 629	980 018	1 014 571	1 089 135	5.2%
Western Cape	749 170	790 344	830 634	885 938	1 023 463	8.1%

Total	10 918 263	11 983 141	12 374 770	13 066 118	13 958 894	6.3%

1.	Projected numbers at fiscal year end.
Source: Provincial budgets and expenditure review / Socpen system

2010 BUDGET REVIEW

•	Foster care beneficiaries grew at the annual rate of 16.2 per cent, largely as a result of a growing number of orphans and courts’ enhanced capacity to provide oversight under the Children’s Act.

•	There has been a 0.2 per cent average reduction in disability grant beneficiaries as a result of improved processing of applications.
In 2010/11, spending on the old age grant is expected to reach R34.1 billion
Social assistance grant expenditure is projected to increase at an average annual rate of 11 per cent between 2006/07 and 2012/13. In 2010/11, spending on the old age grant is expected to be R34.1 billion, and child support expenditure will amount to R30.9 billion.
Table 7.5 Social grants expenditure by type and province, 2006/07 — 2012/13

R million	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13	% growth (average annual)

Old age	21 222	22 801	25 934	29 991	34 058	37 521	39 973	11.1%
War veterans	25	22	20	18	15	13	12	-11.5%
Disability	14 261	15 280	16 474	16 853	17 379	18 012	19 432	5.3%
Foster care	2 851	3 414	3 934	4 362	5 232	6 159	6 704	15.3%
Care dependency	1 006	1 132	1 292	1 356	1 580	1 799	1 898	11.2%
Child support	17 559	19 625	22 348	27 273	30 860	34 830	38 513	14.0%
Grant-in-aid	67	87	90	95	102	108	115	9.4%
Social relief of distress	41	106	623	132	143	151	160	25.5%

Total	57 032	62 467	70 715	80 080	89 368	98 594	106 808	11.0%

Province
Eastern Cape	10 599	11 636	12 557	14 543
Free State	3 706	4 122	4 573	5 225
Gauteng	6 747	7 318	8 289	9 317
KwaZulu-Natal	13 890	15 105	17 590	19 531
Limpopo	7 636	8 439	9 656	10 909
Mpumalanga	3 928	4 322	4 943	5 573
Northern Cape	1 285	1 622	1 962	2 196
North West	4 912	5 187	5 711	6 513
Western Cape	4 329	4 716	5 434	6 273

Total	57 032	62 467	70 715	80 080

Source: Socpen System
• Social security funds
Contributory social security funds provide conditional income support or compensation to workers and road users who are injured or out of work. The present social security schemes include the UIF, the Compensation Funds and the Road Accident Fund (RAF), which are financed through mandatory levies and taxes.
Social security funds are expected to run an overall surplus of R5.4 billion in 2009/10
These funds are expected to run a combined cash surplus of about R5.4 billion in 2009/10, lower than the surplus of R12.8 billion recorded in the previous financial year, mainly as a result of higher UIF claims and decreased revenue due to the economic slowdown. The UIF and Compensation Funds generally run healthy surpluses, while expenditure on claims continues to outstrip revenue at the RAF.

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Table 7.6 Social security funds, 2006/07 — 2012/13

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13
R million	Outcome			Revised estimate	Medium-term estimates

Unemployment Insurance Fund
Revenue	9 467	11 324	13 831	13 353	13 310	14 426	15 597
Expenditure	3 578	3 592	4 636	8 188	7 838	8 737	9 794
Compensation Funds
Revenue	3 724	5 661	6 859	5 121	6 211	6 550	7 228
Expenditure	2 912	3 567	3 192	4 106	3 673	4 011	4 756
Road Accident Fund
Revenue	7 213	8 104	11 879	11 168	12 800	14 759	17 125
Expenditure	7 501	9 316	11 981	11 975	12 781	14 783	17 148

Total: Social security funds
Tax revenue	17 804	20 868	23 302	24 651	26 447	29 095	32 504
Non-tax revenue	2 593	4 212	6 757	4 981	5 862	6 627	7 433
Grants received	7	9	2 509	10	12	12	13

Total revenue	20 404	25 089	32 569	29 641	32 321	35 735	39 950
Total expenditure	13 990	16 475	19 809	24 269	24 292	27 532	31 698
Budget balance[1]	6 414	8 614	12 760	5 373	8 029	8 203	8 253

1.      A positive number reflects a surplus and a negative number a deficit.
Unemployment insurance
Despite an expanding number of claims, the UIF is in good financial health
The UIF provides short-term unemployment insurance to qualifying workers. It pays benefits to contributors or their dependants in cases of unemployment, illness, maternity, adoption of a child or death. The March 2009 actuarial valuation indicated that the UIF is in a position to meet its cash-flow requirements over the next 10 years for a wide range of possible scenarios. The UIF had capital and reserves amounting to R34.6 billion as at 31 March 2009.
Over the first nine months of 2009/10, the average number of new claimants for UIF benefits each month increased by 42 per cent from an average of 47 277 in the first three quarters of 2008/09 to about 67 145. Average monthly benefit payments increased by 57 per cent over the same period, to about R495.8 million, and there were 207 967 beneficiary payments a month, compared with about 168 000 beneficiaries in 2008/09. Figure 7.1 shows the increase both in expenditure and beneficiaries.
Data shows that more people are becoming unemployed for longer periods of time
UIF data indicate that more people are becoming unemployed for longer periods, and that there is an increase in higher-income claimants. Growth in expenditure is expected to stabilise at an average annual rate of 5.9 per cent over the medium term as job creation recovers.
Although the UIF was able to cope with the sharp increase in the number of claims, there are many jobless South Africans who do not receive assistance from the fund, either because they have exhausted their benefits or because they have never worked. Although UIF coverage includes all employees other than civil servants, its benefit payments reach only about 5 per cent of the 4.2 million unemployed, which highlights the importance of addressing structural unemployment while broadening social insurance.

2010 BUDGET REVIEW

Figure 7.1 UIF payments and beneficiaries, 2008 — 2009
UIF plans to help train, develop and place unemployed workers
The UIF is taking other steps to support unemployed workers. In conjunction with the National Skills Fund, R2.4 billion has been set aside for the training layoff scheme, although take-up for the system has been slow. Government is also considering options for improving and extending benefits, for example by raising the income replacement rate or by reducing the length of time it takes to accrue credits. It is also considering extending coverage to public servants, who currently contribute to the Government Employees Pension Fund rather than the UIF.
Table 7.7 UIF benefits and recipient numbers, 2006/07 — 2012/13

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13
		Outcome		Revised	Medium-term estimates

Benefits (R million)
Unemployment	1 991	2 031	2 834	3 942	4 279	4 879	5 562
Illness	180	187	212	355	386	440	502
Maternity/adoption benefits	418	460	538	832	902	1 028	1 173
Dependant benefits	248	243	264	491	533	607	691

Total benefits paid[1]	2 837	2 921	3 848	5 620	6 100	6 954	7 928

Beneficiaries (thousand)
Unemployment	421	397	475	529	590	658	734
Illness	30	25	26	26	26	27	27
Maternity/adoption benefits	96	89	94	98	102	106	110
Dependant	25	16	16	18	19	21	23

Total beneficiaries	572	527	611	671	737	812	894

1.	Numbers are recorded on an accrual basis, excluding provisions.
Compensation Funds
Compensation Funds costs are recovered through assessed levies on employers
The Compensation Funds provide medical care and income benefits to workers who are injured on the job or who develop occupational diseases, survivor benefits to families of victims of employment-related fatalities and funding for rehabilitation of disabled workers. Costs are recovered through assessed levies on employers.

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Table 7.8 Expenditure by benefit type: Compensation Fund, 2006/07 — 2012/13

2009/10
	2006/07	2007/08	2008/09	Revised	2010/11	2011/12	2012/13
		Outcome		estimate	Medium-term estimates

Claims (R million)
Medical	1 552	1 000	1 540	1 429	1 481	1 536	1 528
Compensation	331	159	1 224	997	1 130	1 300	1 456
Temporary disablement	187	55	91	129	133	138	143
Permanent disablement	144	84	74	155	182	216	255

Total benefits paid[1]	2 214	1 298	2 929	2 709	2 926	3 189	3 381

Payments
Medical	886 511	777 320	815 045	896 550	986 204	1 084 825	1 193 307
Disablement	331 672	335 345	327 647	360 412	396 453	436 098	479 708

Total number of payments	1 218 183	1 112 665	1 142 692	1 256 962	1 382 657	1 520 923	1 673 015

1.	Numbers are recorded on an accrual basis, excluding provisions.
There are four main funds. Two are administered by government, and two are run by private firms licensed by the Compensation Commissioner:
•	The largest is the Compensation Fund, which is administered by the Department of Labour and serves employees outside the mining and construction sectors. To enhance access to services, the Compensation Fund plans to decentralise its functions to four provinces by March 2010. The fund is financially sound, with an accumulated surplus of R6.5 billion as at 31 March 2009 and reserves of R13.9 billion.
•	The Mines and Works Compensation Fund, overseen by the Department of Health, provides compensation to miners and former miners who have contracted lung-related diseases. In 2008/09 the fund paid about R1 billion to cover 5 227 claims. This expenditure was down 8.3 per cent on the previous year, though the number of claims was up by 3.8 per cent. Significant backlogs in the processing of claims and administrative problems in this fund are being cleared.
•	The Rand Mutual Association covers injuries suffered by workers in the mining industry. The association covered 316 employers in 2009, receiving 22 263 claims and paying out R157 million for medical expenditure. Medical expenditure rose by 13.2 per cent from the previous year even though the number of claims fell by 12.9 per cent.
•	The Federated Employers’ Mutual Assurance provides compensation to injured workers from the building industry. The fund covered 276 965 employees in 2009 and received 10 279 claims. There were 3.5 per cent fewer claims than during the previous year.
Government seeks to achieve better alignment between the Compensation Funds in terms of both financing and administration
Government seeks to achieve greater alignment between the Compensation Funds and other social security arrangements, both in terms of financing and administration. Options for alignment of compensation arrangements with the RAF are under review, as its emergency medical care and income support responsibilities overlap with those of the Compensation Funds.
Road Accident Fund
The RAF provides compensation for the loss of earnings, along with general damages, medical and funeral costs to victims of road accidents

2010 BUDGET REVIEW

caused by the negligent or wrongful driving of another vehicle. Since the promulgation of the Road Accident Fund Amendment Act (2005), the level of compensation has been limited in respect of income and loss of support, with compensation for pain and suffering reserved for those seriously injured.
Delays in promulgation of RAF reforms have resulted in a continued claims backlog and financial strains
These amendments will in time reduce the overall liability of the RAF, while laying a foundation for better protection of those who suffer severe injuries in road accidents. However, as a result of the late promulgation of the Amendment Act (which only took effect in August 2008) and delays in claims received, the amendments have not yet affected financial flows. Consequently, both the liquidity and the solvency of the fund remain under severe strain, and the claims backlog persists.
Expenditure is set to rise in 2009/10 from the previous year because of a steep increase in the number of claims paid, the quantum paid, and increases in the provision for outstanding claims. Revenue to deal with these increases in expenditure was bolstered by transfers of R5.2 billion from the fiscus in 2005/6 and 2008/09 and by a 17c increase in the fuel levy in 2009/10. The claims backlog was reduced by 12 per cent from 297 072 in 2008/09 to 261 390 in 2009/10. To ensure sufficient liquidity to meet fund claims the RAF fuel levy will be increased by 8c from April 2010. The RAF’s contingent liability is projected to reach R47 billion in the 2009/10 financial year.
The Department of Transport has developed a draft policy for the creation of a no-fault road accident benefit scheme. These reforms are needed to provide road-users with a sustainable social insurance system to tackle the RAF’s growing liability and to clarify the appropriate supplementary role of personal accident and life cover.
A no-fault road accident system for South Africa
The Department of Transport has proposed the adoption of a no-fault road accident benefit system designed on social security principles. The proposal, approved for public consultation by Cabinet, will establish a fairer and more cost-effective system of statutory protection for road users. The system is intended to:
•	Expand access to benefits to a wider group of road accident victims by removing common law requirement for fault to be proven
•	Optimise resources in favour of people with serious injuries and reduce spending on minor injuries
•	Align benefits and resource allocation to other social security arrangements
•	Focus on rehabilitation to facilitate timely and appropriate medical care to reduce the impact of injuries
•	Provide financial support to persons affected by the injury or death of an earner
•	Simplify claims procedures, reduce disputes and create certainty by providing defined benefits.
•	Retirement and health systems
Saving and income security for low-income earners
Retirees in South Africa have two main sources of income: the means-tested state old age pension and private pensions. There is no statutory obligation to contribute to either. In some firms, participation in a pension fund is a condition of employment, but there is no obligation for workers

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to preserve these savings if they lose or change jobs. Workers often belong to provident funds, which allow contributors to withdraw savings as a lump sum at retirement rather than purchase an annuity which would provide an income stream throughout retirement.
Millions of South Africans, unable to save adequately for retirement, rely on the state old age pension
Millions of South Africans are unable to save adequately for retirement and rely on the old age pension, even though it might provide an income well below average career earnings. In the absence of protection through social insurance arrangements, a severe illness or protracted spell of unemployment often obliges people to exhaust their savings long before they reach retirement age. The means test associated with the old age pension can also serve as a disincentive to retaining savings at retirement.
South Africa’s retirement system is essentially voluntary. As Table 7.9 indicates, coverage through voluntary pensions is incomplete, especially at lower-income levels. Coverage also varies by sector and type of work. Voluntary contractual savings products frequently offer poor value for money to low earners, and the private retirement industry is characterised by high administration costs. High costs tend to arise from poor fund governance, high levels of leakage from the system, the absence of economies of scale and structural conflicts of interest.
According to the Financial Services Board (FSB), 9.4 million people belonged to pension funds in 2007, of whom 7.4 million were contributors and 2 million were pensioners. However, these numbers exaggerate overall coverage, as some people belong to two or more funds. At retirement, many contributors find that they have insufficient funds to meet their needs, and many low-income earners have no retirement savings.
Despite poor access and affor (dability, the retirement industry has strengths to build on
Although there are weaknesses in terms of access, affordability and coverage, the retirement industry also has major strengths, notably a well-established system of retirement fund administration. The much-needed consolidation of the fragmented retirement fund industry continues. The FSB reports that the number of retirement funds had fallen from 12 634 at the end of 2007 to 11 431 in February 2010. Despite a shift towards multi-employer (umbrella) funds, some 80 per cent of funds are thought to have fewer than 100 members.
Table 7.9 Occupational pension scheme coverage by income

		Employer contribution
	Percent of workers	to pension/retirement
Annualised income	with income in range	fund

R0-R6 000	7.9%	6.2%
R6 001- R12 000	16.9%	14.0%
R12 001- R18 000	13.1%	28.2%
R18 001- R30 000	16.3%	48.2%
R30 001- R42 000	9.8%	73.8%
R42 001- R54 000	7.0%	79.6%
R54 001- R72 000	6.5%	83.0%
R72 001- R96 000	5.4%	89.1%
R96 001- R132 000	4.9%	89.2%
R132 001- R192 000	3.1%	89.4%
R192 001 +	2.9%	85.3%

Total	51.1%	100.0%

Source: Labour Force Survey 2006

2010 BUDGET REVIEW

South Africa needs an affordable savings mechanism for low-income earners
There is an obvious need for an appropriate and affordable savings mechanism for low-income earners. Government is considering the design of a standard, basic retirement saving and income protection scheme that is affordable, simple, cost-effective and available to low-income employees and those with irregular earnings. Such a plan needs to allow for income assurance in the event of unemployment, death or disability. It must also combine assured minimum benefits with a reasonable return on accumulated savings.
The basic social security arrangement could be a common, pooled fund to which all employed persons contribute. However, allowing accredited private funds to operate alongside a statutory default arrangement would grant workers access to affordable and secure savings arrangements, while allowing existing provident and pension funds time to adapt to more stringent minimum standards. Accreditation of private funds would cover standards of proper governance, benefit protection and cost efficiency, allowing better-run, more efficient retirement funds to continue to operate.
Social security task team is determining standards for a default arrangement
A ministerial committee on social security reform, supported by an inter-departmental task team, will give consideration this year to the design standards that a default arrangement and accredited funds should meet.
Access to health care
South Africans obtain medical care either through the public health system or through contributory medical schemes. Existing levels of funding for health care are shown in Table 7.10. Out-of-pocket payments or copayments for health services comprise about 11 per cent of total expenditure, public health services account for 31 per cent and medical scheme reimbursements for 24 per cent.
According to the Council of Medical Schemes, some 7.9 million South Africans are currently protected by medical schemes, including 3.4 million principal members and 4.5 million dependants. As announced in last year’s Budget Review, changes to the tax treatment of medical scheme contributions are currently under consideration. The intention of these reforms is to improve access to medical schemes, especially among low earners, and to create a standardised subsidy for all South Africans.
More than 40 million South Africans currently rely on public health care
Public funding for the health sector is equivalent to about 4 per cent of GDP and 14 per cent of the main budget. There are at present more than 40 million South Africans who rely on public health care. The management and resources of the public health system are under considerable strain, in part because of shortages of personnel, a growing disease burden (in particular associated with HIV and Aids, and tuberculosis), high infant mortality and low life expectancy.
The public health system suffers from a shortage of staff, infrastructure backlogs and lack of skills. The number of hospital or clinic visits associated with HIV and Aids is fast approaching 30 million a year. There is a major need for reform of hospital systems, governance and quality control mechanisms, as well as for improved referral systems.

CHAPTER 7: SOCIAL SECURITY AND HEALTH CARE FINANCING

Table 7.10 Health expenditure in public and private sectors

		2007/08		2009/10		2011/12
R million	2006/07	Outcome	2008/09	Estimate	2010/11	Forecast	2012/13
Public sector
National department of health [1]	136	3 829	4 755	5 134	5 301	5 604	5 826
Provincial departments of health	51 938	60 645	72 444	87 596	93 465	101 435	107 833
Defence	1 602	1 743	2 024	2 265	2 468	2 634	2 855
Correctional services	234	261	282	300	318	339	359
Police	234	298	463	405	577	721	787
Local government (own revenue)	1 317	1 478	1 625	1 793	1 829	1 865	1 977
Workmens compensation	1 415	1 287	1 415	1 529	1 651	1 718	1 821
Road accident fund	488	764	797	740	860	980	1 039

Total public sector health	60 364	70 305	83 805	99 762	106 469	115 297	122 496

Private sector
Medical scheme	58 349	65 468	74 089	81 128	88 754	96 653	105 255
Out of pocket	26 596	31 183	34 270	36 498	38 833	41 125	43 551
Medical insurance	2 056	2 179	2 452	2 660	2 870	3 126	3 404
Employer private	982	1 041	1 172	1 271	1 372	1 494	1 627

Total private sector health	87 983	99 871	111 983	121 557	131 829	142 398	153 837

Donors or NGOs	2 503	3 835	5 212	6 319	5 787	5 308	5 574

Total	150 850	174 011	201 000	227 638	244 085	263 003	281 907

1.	Includes selected public entities.
Proposals for a national health insurance system are under review
In pursuing a more equitable and effective health system, government recognises the complementary role of public and private health services. Proposals for a national health insurance (NHI) system are currently under review, along with other elements of a 10-point strategy for revitalisation of health services. A set of indicators that includes improved life expectancy, reduced infant and child deaths, and lower HIV and Aids and TB incidence, has been developed in conjunction with the Presidency.
National health insurance
Health insurance is a way of paying in advance for some or all of the costs of health care. It reduces uncertainty and provides financial protection against impoverishment resulting from illness, while allowing for cross-subsidisation between those who are healthy and those who are sick, and between the rich and the poor. Health insurance can contribute to better management of health care by separating the purchasing and provision of services, and through improved referral systems.
An NHI system requires parallel reform processes that build on public and private-sector resources
The Minister of Health has established an advisory committee on NHI. The construction of an NHI system in South Africa requires several parallel reform processes that build on existing resources and capacity in both the public and private sectors. There are many different configurations of national health insurance arrangements around the world. South Africa needs to develop its own affordable and sustainable reform path. A range of options is being explored.
Research is now focused on identifying measures that might enable a feasible transition to an NHI model over the next five years. These include improving public health funding, decentralising financial management to hospitals and local health districts, and improving public health management. An urgent rehabilitation of public hospitals through public-

2010 BUDGET REVIEW

private partnerships has also been proposed, as has an Office of Standards Compliance for health services and facilities.
Other proposals include developing a purchaser-provider split in the public health system and contracting with general practitioners as part of an expansion of the capacity of district health authorities. The development of common platforms for public and private services, such as emergency transport, radiology, trauma and AIDS treatment, has also been suggested.
Minister of Health’s 10-point plan
Ten priority areas comprise the Minister of Health’s medium-term strategic framework for 2009-2014:
•	Strategic leadership and creation of a social compact for better health outcomes
•	A national health insurance plan
•	Improved quality of services
•	Overhaul of the health care system and its management
•	Improved human resources
•	Revitalisation of infrastructure
•	Accelerated implementation of the HIV and Aids plan, and reduced mortality due to TB and other communicable diseases
•	Mass mobilisation for better health for the population
•	Review of drug policy
•	Strengthened research and development.
Regulatory reform of medical schemes
A system of risk equalisation for medical schemes has been proposed
Medical schemes in South Africa are obliged to offer a prescribed set of minimum benefits comprising reimbursement of costs of hospital care and medicine for a range of treatment requirements. To improve the fairness of coverage for these minimum benefits, the Department of Health and the Council for Medical Schemes have proposed the establishment of a system of risk equalisation between schemes.
Risk equalisation will improve both efficiency and risk-pooling. The risk equalisation fund will protect open enrolment and community rating, and will have the effect of shifting resources from schemes with younger and healthier members to those with a higher proportion of older members or sicker members. This will contribute to broadening coverage and will counter the tendency for small funds with ageing memberships to get into difficulties. Administrative arrangements have been designed, and the fund is currently in a “shadow” phase in which schemes submit data on an annual basis, but there is no flow of funds as yet.
Social security reform
An inter-ministerial committee is overseeing work on social security and retirement reform
An inter-ministerial committee chaired by the Minister of Finance continues to oversee government’s work on social security and retirement industry reform, and will also address financial aspects of proposals for NHI. It is supported by an interdepartmental task team with responsibility for considering options for reform, and assessing the fiscal and financial implications.

8
Outcome targets and medium-term spending priorities
The 2010 Budget expresses government’s commitment to increase efficiency and improve performance. Additional expenditure is channelled to government’s main targeted outcomes: improving the quality of education, upgrading health care, promoting public safety, supporting rural development, creating decent jobs, building sustainable human settlements and encouraging efficient local government.
Spending growth will moderate over the medium term. Additional funds to support outcomes have been sourced from departmental budgets through a savings exercise. Budgets have also been shifted extensively within departments from low- to high-priority programmes. Total savings of R25.6 billion have been identified for reallocation and, including these savings, additional allocations amounting to R112.2 billion are proposed over the medium-term expenditure framework.
• Enhancing efficiency and service delivery
Government is scrutinising departmental performance to get better value for money and reprioritise spending
If the developmental objectives identified in the 2009 medium-term strategic (MTSF) are to be met, service delivery must improve. Given moderate economic growth and rising public debt interest costs, government is scrutinising departmental performance to improve efficiency, obtain better value for money and move resources to where they are needed most.
While expenditure has grown and access to services has improved since 1994, performance has often lagged, with outcomes in key areas such as education, health, policing and employment creation falling short of expectations. The trends highlighted in the box on the next page underline some of the challenges the country faces, as well as gains on which South Africa needs to build.

2010 BUDGET REVIEW

Key socioeconomic trends
Budget accountability has traditionally focused on departmental activities. In light of the need to speed up progress on South Africa’s developmental challenges, government is shifting to target outcomes. To improve service delivery and increase accountability, the Presidency has announced the adoption of 12 measurable outcomes that will become the focus of policy and implementation. These objectives, with associated activities and defined targets to be reached by 2014, have helped to shape the 2010 Budget.
This chapter discusses additional allocations directed towards the outputs and activities prioritised in most of these areas. Further work to refine these outputs and activities will be undertaken in the months ahead.
A focus on development outcomes, with performance targets to be defined over the next several months
Specific departmental performance targets will be finalised once service delivery agreements are concluded in support of the identified outcomes. This process will be overseen by new functions within the Presidency, with R180 million allocated over the medium-term expenditure framework (MTEF) for this purpose. Departmental performance targets and service agreements will improve coordination and speed up service delivery.
Government has also established new functions, and reconfigured others, through a ministerial and departmental reorganisation. A table of the new budget votes, and how they relate to previous departments, can be found in the overview section of the Estimates of National Expenditure.

CHAPTER 8: OUTCOME TARGETS AND MEDIUM-TERM SPENDING PRIORITIES

Outcome targets: 2010-2014
1.	Improve the quality of basic education

2.	Create decent employment through inclusive economic growth

3.	Develop a skilled and capable workforce

4.	Improve health care and life expectancy among all South Africans

5.	Build a safer country

6.	Support an efficient, competitive and responsive economic infrastructure network

7.	Develop vibrant, equitable and sustainable rural communities that contribute to adequate food supply

8.	Protect our environment and natural resources

9.	Create sustainable human settlements and improved quality of household life

10.	Build a responsive, accountable, effective and efficient local government system

11.	Create a better South Africa, a better Africa and a better world

12.	Generate an efficient, effective and development-oriented public service and an empowered, fair and inclusive citizenship.
• Reallocation, reprioritisation and cost savings
Government has identified total savings of R25.6 billion for reallocation to priorities over the MTEF
Within departments, improving performance requires better planning and execution, and making existing resources work more efficiently. In the 2010 Budget, additional funds for reallocation include funds sourced from national departmental budget baselines through a savings exercise. At the time of the Medium Term Budget Policy Statement, R14.5 billion of savings had been identified. Savings realised over the next three years now amount to R25.6 billion, of which R7.1 billion is in 2010/11, R9.3 billion in 2011/12 and R9.2 billion on 2012/13. In addition, about R13.4 billion has been identified within provincial budgets for reprioritisation, mainly to education and health.
Savings from Defence, Correctional Services, Transport, International Relations and Cooperation and Social Development
Departments have been able to decrease spending on noncore goods and services, reschedule expenditure, effect savings on overseas payments, reduce transfers to certain public entities, improve financial management and reduce expenditure on administration. Major adjustments over the MTEF period include:
•	Defence and Military Veterans, R4.5 billion (cancelled A400M military aircraft contract)

•	Correctional Services, R4.5 billion (rescheduled prison building plans)

•	Transport, R3.4 billion (including deferred public transport infrastructure projects where planning and design have been delayed)

•	International Relations and Cooperation, R1.5 billion (revised foreign costs and deferred construction of the Pan African Parliament building)

•	Social Development, R1.2 billion (rationalised social grant payments).
To reduce costs and improve value for money, government is tackling fraud and corruption, with particular focus on enhancing transparency and competitive tendering in the procurement systems.
• Consolidated expenditure and revised estimates
Of a total non-interest expenditure of R830 billion planned for 2010/11, rising to R946 billion in 2012/13, the education sector receives the highest share (19.9 per cent), followed by social protection (15.5 per cent); health

2010 BUDGET REVIEW

(12.6 per cent); public order and safety (10.3 per cent); and transport (8.1 per cent). The budget also provides a contingency reserve of R6 billion, R12 billion and R24 billion to be accommodated within the available resources over the three years ahead. These amounts are set aside to provide funding for events that cannot be foreseen, such as natural disasters. In the outer years, part of the contingency reserve can be drawn down to fund new policy priorities.
Table 8.1 Consolidated government expenditure by function, 2009/10 — 2012/13

	2009/10	2010/11	2011/12	2012/13	Average annual growth
R million	Revised estimate	Medium-term estimates			2006/07-2009/10	2009/10-2012/13

General public services	51 382	52 016	55 347	55 167	18.0%	2.4%
Defence	33 293	33 793	37 485	39 966	8.1%	6.3%
Public order and safety	78 407	85 615	92 682	99 420	14.6%	8.2%
Police services	51 465	56 488	61 284	64 902	13.9%	8.0%
Law courts	12 021	12 855	13 977	14 805	17.8%	7.2%
Prisons	14 921	16 272	17 420	19 713	14.9%	9.7%
Economic affairs	154 073	154 810	138 861	144 578	30.2%	-2.1%
General economic, commercial and labour affairs	32 961	33 970	35 340	36 571	30.8%	3.5%
Agriculture, forestry, fishing and hunting	15 192	17 067	19 437	20 569	11.5%	10.6%
Fuel and energy	38 810	28 868	9 263	9 529	91.4%	-37.4%
Mining, manufacturing and construction	2 888	3 623	4 025	4 343	4.0%	14.6%
Transport	60 094	67 427	67 067	69 908	25.0%	5.2%
Communication	4 128	3 856	3 728	3 657	19.6%	-4.0%
Environmental protection	5 841	6 198	6 591	7 043	14.5%	6.4%
Housing and community amenities	81 614	93 194	105 270	113 483	20.7%	11.6%
Housing development	18 345	20 403	23 299	24 179	25.2%	9.6%
Community development	36 669	44 135	49 490	53 743	20.4%	13.6%
Water supply	26 600	28 656	32 481	35 560	18.3%	10.2%
Health	97 969	104 640	113 432	120 519	18.4%	7.1%
Recreation and culture	8 081	5 832	5 283	5 581	24.7%	-11.6%
Education	148 867	165 074	179 889	189 710	16.4%	8.4%
Social protection	118 198	128 435	142 060	155 133	14.5%	9.5%

Allocated expenditure	777 725	829 606	876 898	930 600	18.6%	6.2%
State debt cost	57 600	71 358	88 463	104 022	3.3%	21.8%
Contingency reserve	—	6 000	12 000	24 000

Consolidated expenditure [1]	835 324	906 964	977 361	1 058 622	17.2%	8.2%

1.	Consisting of national, provincial, social security funds and selected public entities. Refer to Annexure W2 for a detailed list of entities included.
Consolidated government expenditure grows at an average rate of 8.2 per cent a year over the MTEF
A functional classification of government expenditure is set out in Table 8.1. It takes into account consolidated national and provincial spending, spending by various public entities and transfers to local government. Consolidated government expenditure is projected to increase from R835 billion in 2009/10 to R1 059 billion in 2012/13, largely financed through the national budget. Over the next three years, consolidated government expenditure grows by an annual average of 8.2 per cent, compared with growth of 17.2 per cent over the previous three years. State debt cost, in contrast increases by 21.8 per cent over the period ahead following an average increase of 3.3 per cent a year since 2006/07.

CHAPTER 8: OUTCOME TARGETS AND MEDIUM-TERM SPENDING PRIORITIES

Table 8.2   2010 Budget priorities — additional MTEF allocations, 2010/11 — 2012/13

R million	2010/11	2011/12	2012/13	Total
Provincial equitable share	6 400	7 000	7 600	21 000
Includes general adjustment and wage increases
Compensation of employee adjustments	3 600	4 000	4 400	12 000
Social grants	1 785	3 598	6 809	12 192
Education and skills development
Workbooks	750	930	1 000	2 680
Dinaledi schools	—	70	100	170
Higher education subsidies	—	300	700	1 000
Further education and training college sector grant	400	430	450	1 280
Occupation-specific dispensation for educators	3 000	3 000	3 000	9 000
Health care
Comprehensive HIV and Aids grant	1 700	2 800	3 900	8 400
Hospital revitalisation grant	140	—	—	140
Occupation-specific dispensation for health professionals	1 281	1 302	1 324	3 907
Justice, crime prevention and policing
Additional policing personnel	200	230	250	680
Military skills development system	50	70	100	220
New SA National Defence Force remuneration system	600	730	850	2 180
Implementation of Children’s Act, Child Justice Act and Sexual Offences and Related Matters Act	30	60	90	180
Landward defence modernisation	—	100	500	600
Occupation-specific dispensation for correctional services workers	300	300	300	900
Rural development
Rural development	260	300	300	860
Land Bank recapitalisation	750	750	—	1 500
Job creation, infrastructure and environment
Expanded public works programme incentive	567	800	1 100	2 467
Clothing and textile production incentive	400	600	750	1 750
Automotive production and development programme	450	600	700	1 750
Regional bulk infrastructure	54	200	300	554
Municipal infrastructure grant	—	—	2 500	2 500
Public transport, roads and rail infrastructure	468	1 052	1 329	2 849
Transnet fuel pipeline	1 500	1 500	1 500	4 500
Human settlements and local government
Rural households infrastructure grant	100	350	750	1 200
Human settlements development grant	—	—	1 000	1 000
Local government equitable share	900	2 050	3 750	6 700
Other adjustments	2 145	2 134	3 793	8 072

Total	27 831	35 256	49 144	112 231

• Proposed revisions to expenditure plans
The MTEF operates as a three-year budget framework, revised annually. This chapter discusses additional allocations to departments as they relate to government’s key priorities. These amounts are added to funds already in departmental baselines.

2010 BUDGET REVIEW

The Estimates of National Expenditure provides details on spending throughout departments
National budget spending allocations are increased by R86.7 billion relative to the 2009 Budget. Including the R25.6 billion in savings realised for reallocation, revisions of R112.2 billion to the spending estimates are summarised in Table 8.2. The Estimates of National Expenditure provides greater detail on national government spending across all departments.
Public service remuneration
About 1.2 million people are employed by national and provincial government, comprising about 9 per cent of total employment. The major categories are education (40 per cent), health (22 per cent), policing (15 per cent), defence (6 per cent) and correctional services (3 per cent).
Public servants received salary increases of between 6 and 13 per cent in 2009. An additional R12 billion was allocated to partially fund the higher costs of these increases. A total of R13.8 billion was allocated for the cost of occupation-specific dispensations in education, health and correctional services. Departments and provinces have had to absorb further costs of salary improvements from savings within their budgets.
Due to higher nominal salary increases and the introduction of several occupation-specific dispensations, public-sector remuneration rose substantially, from R154.7 billion in 2006/07 to an estimated R258.1 billion in 2009/10. Over the period ahead, more moderate salary increases are budgeted for, to allow for continued increases in public employment in priority service delivery areas.
Improving the quality of basic education and skills training
‘The teacher in class, on time and teaching’ —
Minister of Basic Education Angie Motshekga
South Africa’s numeracy and literacy levels for schoolchildren are unacceptably low by any standard, despite a high level of spending on education, set to rise from R148.9 billion in 2009/10 to R165.1 billion in 2010/11 (see Table 8.1). Challenges within the education system include poor school management, inappropriately trained teachers, insufficient time on task and a lack of basic resources in poor schools. Low levels of achievement in science, mathematics and languages are also symptomatic of these problems.
South Africa’s lack of skilled labour hampers economic development. Twice as many students are enrolled in universities as are enrolled in vocational colleges, while in many other countries this ratio is reversed. Existing skills training programmes are often inadequate to support the needs of individuals and the economy.
Over the next three years funding will be reprioritised to address these challenges, with key outputs and activities summarised below.
Government aims to improve literacy and numeracy. An additional R2.7 billion is allocated to provide workbooks in all 11 official languages for learners in grades R to 9. The workbooks will help teachers to map out clear daily plans and guide effective use of the curriculum.

CHAPTER 8: OUTCOME TARGETS AND MEDIUM-TERM SPENDING PRIORITIES

Towards quality basic education and skills development

Outputs

• High quality of teaching and learning

• Improve overall literacy and numeracy results

- Improve grade 3 scores from 36% and 35% to 60%, and grade 6 scores from 38% and 27% to 60%

• Better senior certificate examination performance

- Increase Bachelor’s degree qualifiers from 107 000 to 175 000

- Increase maths passes from 136 184 to 250 000

- Increase science passes from 148 678 to 171 600

• Early childhood development

• Availability of reliable information to guide skills development planning

• Strengthened providers and accessible training and skills development

• Quality and relevance of training and skills

- Increase university, technikon and artisan trade test pass rate from 42% to 50-70%

Activities

• Assess literacy and numeracy each year

• Conduct curriculum coverage assessment at each school at least once per year

• Deliver learning and teaching support materials on time

• 100% of schools participation in early childhood development

• Integrate processes of the South African Qualifications Authority, education institutions, Home Affairs and Sector Education and Training Authorities (SETAs)

• Expand incentives for industrial apprenticeships and learnerships

• Strengthen partnerships with industry for internship placement
Source: Measurable Performance and Accountable Delivery, The Presidency
National literacy and numeracy assessments to take place in grades 3, 6 and 9
An amount of R28 million is provided for annual national assessments of literacy and numeracy at the key stages of grades 3, 6 and 9. These assessments will measure performance, and allow educators and parents to make the necessary interventions to enhance performance.
To improve the quality of teaching and to attract new talent to the profession, government has refined the occupation-specific dispensation for educators that was introduced in 2008. An additional R9 billion is provided over the MTEF for teachers’ salaries and, to retain experience, there will be improved remuneration for longer service. The Funza Lushaka teacher bursary programme currently funds over 9 000 students enrolled at universities in 2010.
FET colleges must develop higher training standards to meet economy’s needs
To contribute to strengthening the performance of further education and training (FET) colleges, R1.3 billion has been allocated over the next three years. Government will also promote higher training standards to meet the requirements of a changing economy, address the lack of training in certain skills areas, and systematically increase institutions’ capacity to train larger numbers of people. To improve value for money, high failure rates in FET colleges must also be addressed.
Allocations to higher education institutions have grown from R7.1 billion in 2001/02 to R15.3 billion in 2009/10. An additional R1 billion is provided over the MTEF to increase subsidies to universities, and R5.6 billion is allocated to the National Student Financial Aid Scheme for financial support for poor students to access higher education. About 140 000 students will receive financial aid from the scheme in 2010.

2010 BUDGET REVIEW
Upgrading health care and increasing life expectancy
‘It is critical that civil society, organised business and labour, researchers and academics in our country work with us to turn our health system around.’

-Minister of Health Aaron Motsoaledi
Life expectancy has declined in South Africa over the past decade, largely as a result of deaths attributable to HIV and Aids. Tuberculosis (TB) is also a major cause of death, and its co-infection rate with HIV infection is roughly 70 per cent. The child mortality rate is also very high, at 69 per 1000. South Africa is one of 12 countries that have experienced an increase in maternal mortality since 1990. Challenges in the public health system include poor infrastructure, weak hospital management and lack of critical resources including skilled health workers.
Treatment of Aids is broadened, with a large increase in antiretroviral therapy from 2010
Provision is made in the 2010 Budget to broaden Aids treatment. Previously, government hospitals and clinics provided antiretroviral treatment to individuals with a cluster of differentiation 4 (CD4) count of less than 200. Policy has been adjusted to begin this therapy at an earlier stage, when the CD4 count falls below 350 for patients with TB and pregnant women, and for all HIV-infected infants. Scientific evidence indicates that this will contribute to saving about 10 000 lives a year, and to improved health indicators for TB, and maternal and child health. It is anticipated that from 2010 the number of new Aids treatment patients will grow by over 400 000 a year. Additional funding amounting to R8.4 billion over the medium term is provided for the Aids treatment programme. An amount of R50 million has also been set aside for a national mass immunisation campaign to combat measles and polio.
In addition R2.6 billion is provided for the doctors’ occupation-specific dispensation, and R1.3 billion to cover the dispensation for therapeutic practitioners (physiotherapy, psychology, etc). These additions benefit about 44 000 medical and related personnel. Nurses benefited from a similar dispensation in 2008. These adjustments will help the public health system retain qualified and experienced staff. Between December 2006 and December 2009, public health staffing levels rose by 27 470.
Consolidated government expenditure on health services amounted to R98 billion in 2009/10 and is projected to rise to R104.6 billion in 2010/11.
Towards improved health and life expectancy

Outputs

• Mortality and life expectancy

- Decrease child deaths from 69-91 per 1 000 live births to 30-35 per 1 000 live births-Increase life expectancy from 47-51 to 55 years

• HIV and Aids

- Decrease nationwide prevalence among 15-24 year olds from 10.65% to 5.2%

- Increase the number of HIV-positive people on antiretroviral treatment from 700 000 to 2 million

• Tuberculosis (TB) case load

- Decrease total number of new cases of TB per year from 341 165 to 175 000

- Increase successful treatment from 65% to 85% of total cases

• Health system effectiveness

Activities

• Ensure well-coordinated rollout of ARV treatment, and greatly strengthen maternal health services

• Ensure more effective rollout of measures to prevent mother-to-child transmission of HIV infection, and integrate HIV prevention in health services

• Integrate HIV and TB services and expand rollout of United Nations programme for TB

• Implement a hospital audit process in 2010, covering 25% of all hospitals per year
Source: Measurable Performance and Accountable Delivery, The Presidency

CHAPTER 8: OUTCOME TARGETS AND MEDIUM-TERM SPENDING PRIORITIES

Table 8.3 Social services: expenditure by vote, 2006/07 — 2012/13

2009/10
		2007/08		Revised		2011/12
R million	2006/07	Outcome	2008/09	estimate	2010/11	Medium-term estimates	2012/13
Appropriation by vote
Arts and Culture	1 330	1 586	2 114	2 440	2 407	2 417	2 563
Grants to provinces	—	163	345	441	513	543	571
Basic Education	1 572	2 165	3 284	4 198	6 166	7 550	8 099
Grants to provinces	1 243	1 377	2 114	2 575	3 931	5 048	5 447
Health	11 338	12 763	15 464	18 025	21 497	23 708	25 845
Grants to provinces	10 207	11 553	14 029	16 417	19 853	21 972	24 030
Higher Education and Training	14 292	15 997	18 766	20 682	23 721	26 105	27 856
Grants to provinces	1 974	2 435	3 006	3 168	3 773	3 972	4 169
Labour	1 343	1 432	1 507	1 674	1 784	1 867	1 942
Social Development	61 676	67 191	76 097	86 108	95 929	105 715	114 024
Sport and Recreation South Africa	887	5 048	4 871	2 872	1 246	760	794
Grants to provinces	119	194	294	402	426	452	475
Grants to local government	600	4 605	4 295	2 169	513	—	—

Total	92 438	106 182	122 105	136 000	152 749	168 122	181 123
Direct charges against the National Revenue Fund
Higher education and training:	5 328	6 284	7 234	7 750	8 424	9 149	9 606
Skills development

Total	97 766	112 466	129 339	143 750	161 173	177 271	190 729

Building a safer country
Reducing crime and corruption is one of government’s top priorities. The rates of violent contact crimes, although decreasing, are unacceptably high by international comparison. Recent trends indicate that house and business robbery rates have increased. Additional funds are provided to bring down crime levels, clear court case backlogs, reduce parole condition violations, and integrate processes in the criminal justice system.
Consolidated government expenditure on public order and safety is R78.4 billion in 2009/10, rising to R85.6 billion in 2010/11.
Police staffing levels expand from 185 371 in 2009/10 to 200 660 in 2012/13. Government is allocating R680 million over the next three years to recruit additional personnel in detective services, crime intelligence and visible policing. A further R150 million will be used to intensify the fight against organised and serious crime through the Directorate for Priority Crime Investigation (the Hawks).
Allocations support implementation of sexual offences legislation and laws protecting children
An amount of R230 million is allocated over the medium term to the Department of Justice and Constitutional Development and the Legal Aid Board for the appointment of more public defenders, family advocates, family counsellors, sexual offences court officers and court clerks. These funds aim to hasten progress towards an accessible and efficient court system that assists vulnerable groups, and to support effective implementation of the Children’s Act, Child Justice Act, and the Sexual Offences and Related Matters Act.

2010 BUDGET REVIEW

Funding to provide for more equitable remuneration in the defence force
Over the next three years, R600 million is provided for the renewal of landward defence in the South African Army. An additional amount of R2.2 billion is allocated for a new salary structure in the South African National Defence Force. A further R220 million is provided to expand the military skills development system, increasing intake to 5 570 recruits by 2012/13.
Towards a safer country
Outputs
•	Levels of overall, contact and “trio” crimes (hijacking, housebreaking and business robbery) and effectiveness and integration of systems
•	Increase contact crime detection rate from 52.5% to 57.5%

•	Increase trio crime detection rate from 13.8% to 34%

•	Decrease court backlogs from 37 459 to 22 100 cases

•	Decrease number of parole violations from 37 608 to 22 200
•	Crime perception management
•	Increase the percentage of contact/trio crimes reported by victims / members of public from 48.9% to 80%
•	Border management

•	Corruption
•	Raise Corruption Perception Index Ranking from 160 to within the top 40 countries
Activities
•	Focus on apprehending known perpetrators

•	Remove easy access to guns

•	Develop specialised units to fight housebreaking, business robberies and hijackings

•	Re-engineer business processes in and around courts and construct more prisons to prevent overcrowding

•	Add financial forensic capacity to the Directorate of Priority Crime and Investigation

•	Design and introduce a victim survey to be conducted annually
Source: Measurable Performance and Accountable Delivery, The Presidency
Table 8.4 Justice and protection services: expenditure by vote, 2006/07 — 2012/13

2009/10
		2007/08		Revised		2011/12
R million	2006/07	Outcome	2008/09	estimate	2010/11	Medium-term estimates	2012/13
Appropriation by vote
Correctional Services	9 251	11 122	12 823	13 835	15 129	16 027	18 277
Defence and Military Veterans	23 818	25 180	27 801	30 325	30 715	33 931	36 387
Independent Complaints Directorate	65	81	99	116	129	144	152
Justice and Constitutional	5 854	7 194	8 244	9 673	10 250	11 084	11 731
Development
Police	32 635	36 526	41 635	47 622	52 556	56 917	60 391

Total	71 623	80 103	90 603	101 572	108 781	118 103	126 937
Direct charges against the National Revenue Fund
Justice and Constitutional	1 099	1 185	1 601	1 672	1 930	2 104	2 252
Development: Judges and
magistrates salaries

Total	72 722	81 288	92 204	103 243	110 711	120 207	129 189

CHAPTER 8: OUTCOME TARGETS AND MEDIUM-TERM SPENDING PRIORITIES

Developing equitable and sustainable rural communities
About 85 per cent of the poorest South Africans reside in rural areas. Rural communities face economic marginalisation, high unemployment, environmental deterioration, ineffective land management and slow progress in agricultural land reform. To develop vibrant, equitable and sustainable communities, significant investments are proposed.
Government expenditure on agriculture, forestry and fishing will amount to R17.1 billion in 2010/11, while R6.2 billion will be spent on environmental protection.
Towards accelerated rural development
Outputs
•	Land and agrarian reform and protection of natural resources
•	Increase number of commercial farm holders from 780 000 to 800 000

•	Increase percentage of small farmers producing for sale from 4.07% to 10%
•	Rural development and sustainable livelihoods
•	Decrease percentage of households with inadequate housing from 5.6% to 2%

•	Increase percentage of households with access to water from 74.7% to 90%
•	Enabling institutional environment for land reform
•	Decrease number of outstanding land claims from 4 296 to 1 000
Activities
•	Develop an effective agrarian reform programme

•	Review land reform

•	Resolve all land claims by mid-2019

•	Review water allocation, pricing, tariffs and payment systems
Source: Measurable Performance and Accountable Delivery paper, The Presidency
The 2010 Budget supports several complementary programmes for rural development. The aim is to raise income, increase food production and improve the viability of small farms. A two-year pilot project has been launched to inform the rollout of the programme. Over the MTEF, additional funding amounting to R860 million has been allocated to the comprehensive rural development programme for research, planning, design and development of rural development projects. The Department of Rural Development and Land Affairs will also leverage private, donor and development finance funds. The Human Settlements vote receives R1.2 billion for water and sanitation infrastructure associated with rural housing. The Land Bank receives a R1.5 billion capital injection to improve its liquidity and its ability to support emerging farmers.
Building a more inclusive economy, creating jobs and developing network infrastructure
South Africa needs faster, more inclusive and job-creating economic growth
South Africa requires faster, more inclusive economic growth to achieve its developmental goals. While job creation is the country’s greatest socioeconomic challenge, creating a more inclusive economy requires a comprehensive package of measures (see Chapters 2 and 3) to promote employment, alongside continued network infrastructure investment. In addition, South Africa has the potential to create jobs through its efforts to reduce its greenhouse gas emissions and protect the environment. Spending on economic services and investment infrastructure amounts to

2010 BUDGET REVIEW

about 20 per cent of consolidated government expenditure, or an estimated R154 billion, in 2009/10.
Towards job creation, infrastructure development and environmental protection
Outputs
•   Decent employment
    •   Increase labour absorption rate from 43% to 45%
    •   Increase GDP per capita from R46 907 to R57 618
    •   Increase median income from R26 291 per annum to R35 185 per annum
•   Inclusive economic growth
    •   GDP growth average 5% (2010-2014)
    •   Decrease level of income inequality, lowering Gini coefficient from 0.66 to 0.59
    •   Increase the share of national income going to the poorest 40% of the population
•   Electricity
    •   Increase household access from 74% to 100%
    •   Decrease distribution network maintenance backlog from R27.4 billion to R15 billion
•   Integration across rail networks and increased access to passenger rail travel
•   Communication/technology
    •   Increase broadband speed from 256 kbps to 1 gbps
    •   100% rollout of infrastructure for migration from analogue to digital broadcasting
•   Water
    •   Decrease household water access backlog from 9% to 5%
•   Maintain and expand roads
•   Enhanced quality and quantity of water
    •   Increase number of rehabilitated wetlands from 95 to 150 a year
•   Reduced climate change
    •   Decrease CO2 emissions from 319 million tons
•   Sustainable natural resource management
    •   Decrease percentage of land affected by soil degradation from 70% to 55%
•   Protect biodiversity
Activities
•   Adopt industrial strategies that promote labour absorption
•   Improve firm and sector competitiveness
•   Increase equality through community works and low-skilled employment opportunities
•   Strategically use business regulations to support development objectives
•   Develop systems to regulate the coherence of microeconomic policies
•   Create an independent water regulator to implement price regulation
•   Electricity system operator independent from Eskom Holdings by 2010
•   Consider a single regulatory authority under the Competition Commission to enhance competition in network industries
•   Cabinet approval of national internet broadband policy finalised by March 2010
•   Implement the Rail Act under safety and economic regulators
•   Finalise White Paper on Climate Change by the end of 2010
•   Ensure that South African Air Quality Information System is fully operational by end of 2010
•   Develop and implement an integrated water conservation strategy
Source: Measurable Performance and Accountable Delivery paper, The Presidency
Incentives to promote labour-intensive public works
Over the 2009-2014 period, the second phase of the expanded public works programme aims to create 4.5 million short-term jobs lasting for an average duration of 100 days. The programme focuses on delivery of public and community services. To increase hiring and labour-intensity in the public works programme activities, a wage-based incentive will be disbursed to provinces, municipalities and the non-state sector on the basis of employment targeted performance.
Large investments continue in electricity, roads, rail and public transport
Government and the state-owned enterprises continue to make large investments in electricity, road, rail and public transport infrastructure, increasing the long-term growth potential of the country and providing better service to all South Africans. An additional R1.8 billion supports the

CHAPTER 8: OUTCOME TARGETS AND MEDIUM-TERM SPENDING PRIORITIES
work of the South African National Roads Agency in maintaining strategic roads over the medium term. Of this, R1.5 billion is allocated for the coal haulage road network in Limpopo and Mpumalanga, which forms an essential link in the country’s power-generation chain. A new fuel pipeline levy is introduced that will raise about R1.5 billion a year to support construction of the Durban to Gauteng fuel pipeline.
Allocations for rail infrastructure are increased by R497 million, of which R103 million is for cost increases on the Gautrain project and R394 million for the Passenger Rail Agency of South Africa to enable it to refurbish about 100 coaches and upgrade signalling infrastructure. Public transport receives additional funding of R305 million for the purchase of buses for the 2010 FIFA World Cup and the establishment of the Public Transport Regulator. A further R281 million is allocated for the Arrive Alive campaign and for the Road Traffic Management Corporation.
South Africa to host major UN climate change conference in 2011
South Africa will host the 17th session of the Conference of Parties of the United Nations Framework Convention on Climate Change in 2011. An allocation is made to the Department of Environmental Affairs to prepare for this important conference.
Expanded public works programme
An estimated total of R52 billion is available for various expanded public works projects over the next three years, allocated to national and provincial departments, municipalities and to non-state implementing agencies. This includes both direct funding — such as the infrastructure incentive conditional grants and allocations to non-governmental organisations and the community works programme — and indirect funding for labour intensive projects through the infrastructure grant for provinces and the municipal infrastructure grant. Provinces also contribute to social sector employment initiatives, through budget allocations over and above their conditional grant receipts.
The MTEF allocations include an additional R2.5 billion that will support labour-intensive projects in the social, non-state and environmental sectors. It is envisaged that jobs created in these sectors will be of a longer duration than in previous years. The community work programme receives an additional R1.5 billion over the period, and focuses on initiatives at the local level.
A projected 642 000 job opportunities will be created in 2010/11, rising to 1.2 million in 2012/13. As these jobs are of varying duration, they are equivalent to 260 900 people employed on a full-time equivalent basis (FTE) in 2010/11, rising to 502 000 in 2012/13. Just over half of the jobs created will be in infrastructure projects.
MTEF allocations for expanded public works programme sectors,   2010/11—2012/13

Expanded public works , FTE targets ,2010/11—2012/13

2010 BUDGET REVIEW

Table 8.5 Economic services and infrastructure: expenditure by vote, 2006/07 — 2012/13

					2009/10
	2006/07		2007/08	2008/09	Revised	2010/11	2011/12	2012/13
R million			Outcome		estimate	Medium-term estimates

Appropriation by vote
Agriculture, Forestry and Fisheries		2 711	3 859	3 465	3 306	3 658	4 361	4 741
Grants to provinces		401	762	898	974	1 117	1 437	1 509
Communications		1 320	1 912	2 329	2 354	2 114	1 814	1 630
Economic Development		239	245	220	316	419	494	520
Energy		1 931	2 189	2 918	3 740	5 535	5 740	5 539
Grants to local government		391	462	589	1 092	1 240	1 377	1 151
Environmental Affairs		1 164	1 654	1 883	2 244	2 608	2 818	3 059
Human Settlements		7 178	8 716	11 147	14 036	16 201	18 483	19 604
Grants to provinces		6 678	8 150	10 178	12 592	15 161	17 222	17 939
Mineral Resources		677	758	812	924	1 030	1 112	1 168
Rural Development		3 725	5 897	6 664	6 401	6 770	7 973	8 360
and Land Reform
Grants to provinces		8	—	—	—	—	—	—
Science and Technology		2 613	3 127	3 703	4 262	4 616	4 969	4 560
Tourism		854	1 065	1 212	1 156	1 152	1 223	1 291
Trade and Industry		3 566	5 050	4 837	5 989	6 150	6 757	7 264
Grants to provinces		58	—	—	—	—	—	—
Transport		13 360	16 332	24 839	24 164	25 086	27 960	29 170
Grants to provinces		3 241	3 029	4 340	6 670	4 312	4 159	4 361
Grants to local government		518	1 174	2 929	2 428	3 710	4 436	4 137
Water Affairs		3 852	4 803	5 795	6 970	7 997	9 090	9 628
Grants to local government		386	733	995	855	890	380	399

Total		43 189	55 607	69 824	75 862	83 335	92 795	96 534

Electrification and energy efficiency
Since its inception in 1992, the integrated national electrification programme has provided electricity to 4.9 million South African households and 5 000 schools, and electrified all health clinics. To date, government has spent R10.6 billion on this programme, with a further R9.2 billion allocated over the MTEF ahead. Last year, R1.5 billion was allocated for energy efficiency and demand-side management measures, along with R250 million for projects such as the rollout of compact fluorescent light bulbs, retrofitting of government buildings, light fittings and street illumination. Nineteen municipalities have been provided with R114 million for energy-efficiency projects, and other municipalities are conducting pre-engineering work.
Ensuring sustainable human settlements
The legacy of apartheid spatial planning, along with rapid urbanisation and new household formation since 1994, presents South Africa with a significant challenge in providing affordable, suitable accommodation to its citizens. Informal settlements remain widespread and many households are still without access to water, sanitation, refuse removal and electricity. There are frequent allegations of corruption in the housing sector and project implementation has been undermined by poor management.
The majority of housing backlogs (up to 60 per cent) are in urban areas. While housing is a concurrent function between national and provincial government, government recognizes the capacity of large municipalities to deliver basic services in communities. Therefore, the accreditation of large municipalities to administer national housing programmers will be fast-

CHAPTER 8: OUTCOME TARGETS AND MEDIUM-TERM SPENDING PRIORITIES
tracked in 2010/11. An additional R1 billion is allocated to the integrated housing and human settlement development grant to ensure accelerated housing delivery. Consolidated spending on housing, water services and community amenities amounts to R81.6 billion in 2009/10, rising to R93.2 billion in 2010/11.
Guarantee scheme to support the ‘gap’ housing market
People who earn between R3 000 and R9 000 a month often find that they earn too much to qualify for a state housing subsidy, but too little to be able to access a bond from a bank. To broaden access to housing, government intends to establish a guarantee scheme to share the risks with banks in lending into this market.
Towards sustainable human settlements
Outputs
•	Accelerated delivery of houses
•	Decrease number of households with inadequate shelter from 1.1 million to 600 000

•	Increase number of new affordable rental units from 5 000 a year to 20 000 a year
•	Access to basic services
•	Increase number of households with access to basic sanitation from 69% to 100%
•	More efficient land utilisation
Increase average number of formal affordable subsidised dwelling units from 40 units per hectare to 60 units per hectare
Activities
•	Housing accreditation for metropolitan municipalities and the top 21 municipalities

•	Review of standards and densities of housing developments

•	Establishment of bulk infrastructure planning and funding coordination mechanism

•	Municipal support interventions, including the development of comprehensive infrastructure plans aligned to human settlement plans
Source: Measurable Performance and Accountable Delivery paper, The Presidency
Promoting accountable and efficient local government
Department of Cooperative Governance to coordinate support for poorly performing municipalities
Stepped up support for poorly performing municipalities will be coordinated by the Department of Cooperative Governance. The rise in community protests is an indication of poor governance and accountability in local government. A high top-management vacancy rate contributes to poor financial management. A third of municipalities received disclaimers or adverse opinions on their 2008 financial statements.
Towards accountable and efficient local government
Outputs
•	Meet basic needs of communities

•	Clean, responsive and accountable administration
•	Increase the number of municipalities with a clean audit from 53.4% to 80%
•	Improve performance and professionalism

•	Improve policy oversight and support
•	Sign binding memorandum of understanding setting out roles and responsibilities of all departments by 31 June 2010
Activities
•	Develop intergovernmental agreements on ideal scope of services provision

•	Develop and implement differentiated approach to municipal financing and support

•	Implement and expand Operation Clean Audit 2014

•	Implement and support Municipal Budget and Reporting Regulations

•	Skills audit of top 4 posts in all municipalities
Source: Measurable Performance and Accountable Delivery paper, The Presidency
The total allocations for capacity-building grants to local government amount to R6.4 billion over the three-year period. These grants include the

2010 BUDGET REVIEW
financial management grant and the municipal systems and improvement grant. In addition to the capacity-building grants, the local government equitable share increases by 15.2 per cent a year over the MTEF.
Allocations to meet universal access targets in household water and sanitation
An additional R2.5 billion is provided for the municipal infrastructure grant in the outer year. Further allocations support government’s long-term goal of meeting universal access targets for water and sanitation and are also focused on rural municipalities. An amount of R6.7 billion is allocated to the local government equitable share over the MTEF to cover the increase in the cost of providing free basic electricity. The neighbourhood development partnership grant receives an additional R1 billion over the next three years for projects that focus on the regeneration of townships.
Table 8.6 Central government administration: expenditure by vote, 2006/07 — 2012/13

				2009/10
	2006/07	2007/08	2008/09	Revised	2010/11	2011/12	2012/13
R million		Outcome		estimate	Medium-term estimates

Appropriation by vote
Presidency	224	651	312	692	723	772	811
Parliament	755	902	1 135	1 108	1 179	1 239	1 288
Cooperative Governance and Traditional Affairs	24 572	30 026	35 343	36 630	43 921	50 449	57 238
Local government equitable share	18 058	20 676	25 560	24 356	30 168	33 940	37 234
Grants to provinces	—	—	30	—	—	—	—
Grants to local government	6 138	8 954	9 308	11 633	12 741	15 293	18 558
Home Affairs	2 547	3 242	4 667	5 159	5 720	5 004	5 145
International Relations and	2 945	4 070	5 472	5 508	4 824	5 087	5 393
Cooperation
Public Works	3 026	3 402	4 197	5 740	6 446	7 984	8 246
Grants to provinces	710	837	889	1 401	1 484	1 962	2 060
Grants to local government	—	—	—	202	623	1 108	1 163
Women, Children and	50	53	62	68	98	108	115
People with Disabilities
Government Communication and Information System	293	381	427	497	546	507	515
National Treasury	16 171	18 966	31 312	62 513	50 220	33 128	34 266
South African Revenue Service	4 875	5 511	6 303	7 148	8 067	8 744	9 324
Secret Services	2 223	2 584	2 844	3 052	3 307	3 536	3 669
Grants to local government	410	716	361	611	1 395	1 575	1 586
Grants to provinces	4 983	6 276	7 384	13 449	11 315	13 091	14 008
Eskom loan	—	—	10 000	30 000	20 000	—	—
Public Enterprises	2 590	4 604	3 265	3 991	351	187	196
Public Service and Administration	584	610	631	681	651	657	684
Statistics South Africa	1 097	1 054	1 323	1 715	1 973	2 846	1 770

Total	54 852	67 961	88 147	124 302	116 653	107 968	115 667
Direct charges against the
National Revenue Fund
The Presidency	2	2	4	4	5	5	5
Parliament	223	241	357	377	393	410	430
State debt cost	52 192	52 877	54 394	57 600	71 358	88 463	104 022
General fuel levy sharing	—	—	—	6 800	7 542	8 531	8 958
with metros
Provincial equitable share	149 246	171 054	201 796	236 878	260 974	280 689	294 780

Total	256 515	292 135	344 697	425 960	456 924	486 065	523 862

9
Division of revenue and intergovernmental transfers
Taking into account R25.6 billion of realised savings, the 2010 Budget adds R112.2 billion to current baselines over the next three years. This additional amount will enable government to accelerate the delivery of services and improve outcomes in line with the medium-term strategic framework.
Half of the additional allocations go to provinces and municipalities to achieve service delivery outcomes in job creation, health, education, human settlements and rural development. Of the total, R56.2 billion is allocated to national government, R45.6 billion to provinces and R10.5 billion to local government. These additions, together with increased efficiency in spending, should enable provinces and municipalities to accelerate and enhance delivery of services to meet government’s objectives.
• Introduction
R56.1 billion is added to provincial and municipal budgets to deliver on key outcomes
In line with government’s efforts to upgrade the quality of basic education, improve health outcomes and life expectancy at birth, develop sustainable rural communities and human settlements, and accelerate the delivery of basic municipal services, R56.1 billion is added to provincial and municipal budgets over the next three years.
These additional allocations build on previous spending programmes, and are directed to the following priorities:
•	R12.9 billion to step up service delivery in health and education, and to implement the occupation-specific dispensation agreements in those sectors

•	R8.4 billion to support the HIV and Aids prevention and treatment programme, including broadening provision of antiretrovirals

2010 BUDGET REVIEW

•	R18 billion for the carry-through costs of the 2009 public service salary agreement

•	R6.7 billion to enable municipalities to extend basic services to the poor and protect them against anticipated price increases for bulk electricity, and R4 billion for the extension of municipal infrastructure

•	R1.2 billion for the extension of on-site water and sanitation services in rural areas.
If government functions more efficiently, overall level of spending should enable achievement of outcomes
Provincial governments are projected to spend a total of about R1.1 trillion over the next three years. Municipalities will spend R650 billion on services that they deliver. This level of spending, together with a greater drive to improve efficiency, should put government in a better position to attain the outcomes discussed in Chapter 8.
This chapter outlines the division of nationally raised revenue between national, provincial and local government, and describes the policy priorities and spending plans underpinning additional provincial and local allocations. The Explanatory Memorandum to the Division of Revenue includes the details of provincial and local allocations and conditional grant frameworks. The memorandum accompanies the 2010 Division of Revenue Bill and can be found under the 2010 Budget information at www.treasury.gov.za.
• Division of revenue
Of additional allocations, provinces receive R45.6 billion and municipalities R10.5 billion
Excluding a contingency reserve of R42 billion and provisions made for debt-service costs, the medium-term expenditure framework (MTEF) provides for total additional non-interest expenditure of R112.2 billion. Of this, national government receives R56.2 billion, provinces R45.6 billion and municipalities R10.5 billion. Total non-interest spending grows by 6.5 per cent annually over the period, from R691.2 billion in 2009/10 to R860.3 billion in 2012/13.
Table 9.1 shows the division of revenue for the 2010 Budget, taking account of the revenue-raising capacities and spending responsibilities of each sphere of government. The division of revenue is informed by the recommendations of the Financial and Fiscal Commission (FFC) tabled in Parliament in May 2009. These recommendations, and government’s response, are discussed in the Explanatory Memorandum to the Division of Revenue.

CHAPTER 9: DIVISION OF REVENUE AND INTERGOVERNMENTAL TRANSFERS

Table 9.1 Division of nationally raised revenue, 2006/07 — 2012/13

2009/10
		2007/08		Revised	2010/11	2011/12	2012/13
R million	2006/07	Outcome	2008/09	estimate	Medium-term estimates

State debt cost	52 192	52 877	54 394	57 600	71 358	88 463	104 022
Non-interest expenditure	418 000	488 619	581 670	691 217	746 785	799 875	860 292
Percentage increase	14.3%	16.9%	19.0%	18.8%	8.0%	7.1%	7.6%

Total expenditure	470 192	541 496	636 063	748 816	818 143	888 338	964 314
Percentage increase	12.8%	15.2%	17.5%	17.7%	9.3%	8.6%	8.6%
Contingency reserve	—	—	—	—	6 000	12 000	24 000

Division of available funds
National departments	210 172	242 632	289 346	346 103	359 106	370 688	393 757
Provinces	181 328	208 666	248 286	294 968	322 858	350 547	369 348
Equitable share	149 246	171 054	201 796	236 878	260 974	280 689	294 780
Conditional grants	32 082	37 612	46 491	53 890	61 884	69 858	74 568
Gautrain loan	—	—	—	4 200	—	—	—
Local government	26 501	37 321	44 037	50 146	58 821	66 640	73 187
Equitable share[1]	18 058	20 676	25 560	24 356	30 168	33 940	37 234
General fuel levy sharing with metropolitan municipalities	—	—	—	6 800	7 542	8 531	8 958
Conditional grants	8 443	16 645	18 477	18 990	21 111	24 169	26 995

Total	418 000	488 619	581 670	691 217	740 785	787 875	836 292

Percentage shares
National departments	50.3%	49.7%	49.7%	50.1%	48.5%	47.0%	47.1%
Provinces	43.4%	42.7%	42.7%	42.7%	43.6%	44.5%	44.2%
Local government	6.3%	7.6%	7.6%	7.3%	7.9%	8.5%	8.8%

1.	With effect from 2006/07, the local government equitable share includes compensation for the termination of Regional Services Council (RSC) and Joint Services Board (JSB) levies for metros and district municipalities. From 2009/10 the RSC levies replacement grant will only be allocated to district municipalities.
•     Revisions to provincial budget framework
In addition to supporting rural development and agriculture, provinces are at the forefront of the delivery of education, health care, social welfare and human settlements. The additional R45.6 billion for provinces over the medium term is intended to sustain the social progress made in recent years, meet government’s broader developmental outcomes and mitigate the effects of the economic downturn on the poor.
Provisional executive councils will lead cost-saving and reprioritization initiatives
Over the period ahead, provincial departments have undertaken to cut non-essential expenditure from their budgets and prioritise activities that will lead to improved outcomes, particularly in education and health. Provincial executive councils will take the lead in promoting innovative measures to achieve cost savings and reprioritise spending.
Of the additional allocations to provinces, R33.9 billion is added to the provincial equitable share and R11.7 billion to conditional grants. These additions result in transfers to provinces growing by 7.8 per cent annually, from R294.9 billion in 2009/10 to R369.3 billion in 2012/13. Table 9.2 shows the breakdown of national transfers to provinces.

2010 BUDGET REVIEW
Table 9.2 Total transfers to provinces, 2008/09 — 2012/13

	2008/09	2009/10		2010/11	2011/12	2012/13
R million	Outcome	Budget	Revised	Medium-term estimates

Eastern Cape	36 691	41 341	42 820	47 587	51 220	54 378
Free State	15 777	17 788	18 374	20 747	22 361	23 364
Gauteng	46 685	56 448	58 402	58 902	63 608	66 814
KwaZulu-Natal	52 068	58 818	60 811	68 485	74 524	79 030
Limpopo	30 045	33 981	35 240	39 099	42 201	44 101
Mpumalanga	19 475	22 107	23 079	25 545	27 668	29 064
Northern Cape	6 961	7 971	8 139	9 279	9 959	10 636
North West	16 844	19 282	19 957	21 517	23 637	24 706
Western Cape	23 742	26 785	28 145	31 696	34 499	36 316
Unallocated	—	—	—	—	870	940

Total	248 286	284 519	294 968	322 858	350 547	369 348

Provincial equitable share
Increases of R10.7 billion, R11.3 billion and R11.9 billion result in the provincial equitable share growing by an average 7.6 per cent a year, from a revised R236.9 billion in 2009/10 to R294.8 billion in 2012/13.
Equitable share allocations focus on enhanced outcomes in health and education
The revisions to the equitable share are to extend and improve service delivery outcomes in health and education, and put provinces in a better position to help local governments implement the Municipal Finance Management Act.
The provincial equitable shares are determined by means of a redistributive formula based on demographic data. The structure of the formula and the data that underpin it are discussed in detail in the Explanatory Memorandum to the Division of Revenue. The provincial equitable share has been revised to accommodate the function shift of the further education and training (FET) colleges to the Department of Higher Education and Training, and the amalgamation of Qwa Qwa National Park, previously a provincial reserve, into the Golden Gate Highlands National Park.
The provincial equitable shares are set out in Table 9.3.
Table 9.3 Provincial equitable shares, 2008/09 — 2012/13

	2008/09	2009/10		2010/11	2011/12	2012/13
R million	Outcome	Budget	Revised	Medium-term estimates

Eastern Cape	31 833	35 455	36 830	40 134	42 856	44 693
Free State	12 563	14 034	14 592	15 959	17 055	17 788
Gauteng	33 388	38 145	39 614	45 134	48 792	51 459
KwaZulu-Natal	43 674	49 426	51 409	56 743	61 359	64 761
Limpopo	26 380	29 514	30 655	33 238	35 398	36 820
Mpumalanga	16 639	18 783	19 496	21 323	22 865	23 943
Northern Cape	5 423	6 146	6 364	7 102	7 557	7 963
North West	14 014	15 930	16 514	17 314	18 680	19 682
Western Cape	17 880	20 449	21 404	24 026	26 128	27 670

Total	201 796	227 883	236 878	260 974	280 689	294 780

CHAPTER 9: DIVISION OF REVENUE AND INTERGOVER MENTAL TRANSFERS

Conditional grants to provinces
Excluding technical shifts, conditional grant baselines grow by R20.3 billion over the medium term
Conditional grant baselines grow from R54.3 billion in 2009/10 to R74.6 billion in 2012/13. This increase includes provision for funding FET colleges, previously funded through the provincial equitable share. Table 9.4 shows the revisions to provincial conditional grant allocations.
Table 9.4 Revision to provincial conditional grants allocations, 2010/11 — 2012/13

R million	2010/11	2011/12	2012/13	Total

Technical adjustments	3 322	3 562	3 740	10 624
Arts and Culture	19	20	21	60
Community library services	19	20	21	60
Higher Education and Training	3 373	3 542	3 719	10 634
Further education and training colleges	3 373	3 542	3 719	10 634
Public Works	-69	—	—	-69
Expanded public works programme incentive for the infrastructure sector	-69	—	—	-69
Addition to baselines	2 528	3 305	5 832	11 666
Basic Education	—	70	220	290
Dinaledi schools	—	70	100	170
National school nutrition programme	—	—	120	120
Higher Education and Training	400	430	450	1 280
Further education and training colleges	400	430	450	1 280
Health	1 840	2 800	3 900	8 540
Comprehensive HIV and Aids	1 700	2 800	3 900	8 400
Hospital revitalisation	140	—	—	140
Human Settlements	134	—	1 000	1 134
Human settlements development	—	—	1 000	1 000
Housing disaster relief	134	—	—	134
National Treasury	—	—	262	262
Infrastructure grant to provinces	—	—	262	262
Public Works	57	—	—	57
Expanded public works programme grant for the social sector	57	—	—	57
Transport	98	5	—	103
Gautrain rapid rail link	98	5	—	103
The 2010 Budget introduces the following new conditional grants to provinces:
•	The FET colleges grant receives R11.9 billion over the MTEF period. This includes R10.7 billion taken out of the provincial equitable share to establish this conditional grant. FET colleges will eventually be fully administered by the Department of Higher Education and Training.

•	The Dinaledi schools grant receives R170 million in the outer two years to enhance the quality of maths and science grade 12 passes in these schools by providing additional resources, including laboratories, lab equipment, textbooks and additional teacher training.

•	The expanded public works programme grant for the social sector receives R56.6 million in 2010/11. This allocation will subsidise nonprofit organisations working in home- and community-based care programmes for the Departments of Social Development and Health, ensuring that previously unpaid volunteers receive a stipend. An

2010 BUDGET REVIEW

incentive model will be developed during 2010/11 and further allocations are contingent on the progress made in this regard.

•	The housing disaster relief grant receives R133.8 million in 2010/11 to repair subsidised houses damaged by storms in KwaZulu-Natal.
Table 9.5 Conditional grants to provinces, 2009/10 — 2012/13

R million	2009/10	2010/11	2011/12	2012/13

Agriculture, Forestry and Fisheries	974	1 117	1 437	1 509
Agricultural disaster management	157	—	—	—
Comprehensive agricultural support programme	715	862	979	1 028
Ilima/letsema projects	50	200	400	420
Land care programme: poverty relief and infrastructure development	51	55	58	61
Arts and Culture	441	513	543	571
Community library services	441	513	543	571
Basic Education	2 575	3 931	5 048	5 447
Dinaledi schools	—	—	70	100
HIV and Aids (life skills education)	181	188	199	209
National school nutrition programme	2 395	3 663	4 579	4 928
Technical secondary schools recapitalisation	—	80	200	210
Higher Education and Training	3 168	3 773	3 972	4 169
Further education and training colleges	3 168	3 773	3 972	4 169
Health	16 417	19 853	21 972	24 030
Comprehensive HIV and Aids	4 376	6 012	7 433	8 765
Forensic pathology services	502	557	590	620
Health disaster response (cholera)	50	—	—	—
Health professions training and development	1 760	1 865	1 977	2 076
Hospital revitalisation	3 085	4 021	4 172	4 381
National tertiary services	6 614	7 398	7 799	8 189
2010 FIFA World Cup health preparation strategy	30	—	—	—
Human Settlements	12 592	15 161	17 222	17 939
Housing disaster relief	150	134	—	—
Human settlements development	12 442	15 027	17 222	17 939
National Treasury	9 249	11 315	13 091	14 008
Infrastructure grant to provinces	9 249	11 315	13 091	14 008
Public Works	1 401	1 484	1 962	2 060
Devolution of property rate funds	1 350	1 096	1 162	1 220
Expanded public works programme incentive for the infrastructure sector	51	331	800	840
Expanded public works programme grant for the social sector	—	57	—	—
Sport and Recreation South Africa	402	426	452	475
Mass sport and recreation participation programme	402	426	452	475
Transport	6 670	4 312	4 159	4 361
Gautrain rapid rail link	2 977	438	5	—
Overload control	10	11	—	—
Public transport operations	3 532	3 863	4 153	4 361
Sani pass roads	34	—	—	—
Transport disaster management	117	—	—	—

Total	53 890	61 884	69 858	74 568

CHAPTER 9: DIVISION OF REVENUE AND INTERGOVER MENTAL TRANSFERS

Existing grants are revised upwards to protect the real value of spending and extend their reach. Table 9.5 sets out the conditional grants to provinces over the medium term.
Putting more people to work through public works
To support the rollout of the expanded public works programme, government will provide technical support to provincial departments and municipalities to improve labour-intensive implementation of conditional infrastructure grants. Additional funding of R10 million has been provided on the 2010/11 Public Works Vote to enhance resources in low-capacity and rural municipalities. These programme enhancements include:
•	Expanding support to provincial roads departments for upgrading road maintenance programmes

•	Building on the work of the Department of Water and Environmental Affairs in the construction of dams and canals, and the Department of Minerals in the construction of power stations

•	Engaging with state-owned entities to ensure labour-intensive methods in infrastructure projects

•	Training of 1 000 contractors to help them implement projects in a labour-intensive manner.
Aids treatment is expanded in accordance with policy shift announced in 2009
A number of revisions have been made to support health-care outcomes. The comprehensive HIV and Aids grant is revised upwards by R1.7 billion in 2010/11, R2.8 billion in 2011/12 and R3.9 billion in 2012/13 to meet the higher uptake of antiretroviral medication arising from policy changes announced in December 2009 expanding treatment. The hospital revitalisation grant is revised upwards by R140 million in 2010/11 to cover the cost of refurbishment work on the Mitchells Plain Hospital.
An amount of R1 billion is added to the human settlements development grant in 2012/13 to accommodate higher costs and ensure that an accelerated rollout of housing is supported by the necessary infrastructure. Those municipalities accredited in terms of the Housing Act (1997) will receive allocations from provinces to administer national housing programmes.
Further support for school infrastructure, laboratories and enhanced maintenance
The infrastructure grant to provinces is increased by R262 million in 2012/13 to upgrade school infrastructure and maintenance, build classrooms and laboratories, and provide security at schools.
The national school nutrition programme grant is increased by R120 million in 2012/13 to ensure real growth in resources allocated for this programme. During 2008/09 this grant ensured that 6.4 million children received nutritious meals and enabled the establishment of 6 500 food gardens.
Reprioritisation of funds expands support for community libraries
The Department of Arts and Culture has shifted money to the community library services grant, which increases by R18.7 million in 2010/11, R19.8 million in 2011/12 and R21 million in 2012/13 to cover the cost of building an additional library in the Eastern Cape, and to cover operational expenses of libraries in Western Cape and KwaZulu-Natal.
The national Department of Transport has added R97.7 million in 2010/11 and R5.3 million in 2011/12 to the Gautrain rapid rail link grant to provide for contractual adjustments to cost projections.
Consolidated provincial budget estimates
Preliminary provincial budget estimates, summarised in Table 9.6, reflect the policy priorities outlined here and are in line with the 2009 Medium Term Budget Policy Statement.

2010 BUDGET REVIEW

Table 9.6 Consolidated provincial expenditure by function, 2006/07 — 2012/13

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13	Average annual
								growth
	Outcome			Revised	Medium-term estimates[1]			2006/07-	2009/10-
R million				estimate				2009/10	2012/13

Education	80 783	90 462	110 323	128 377	141 636	153 939	161 993	16.7%	8.1%
Health	51 938	60 645	72 444	87 596	93 465	101 435	107 833	19.0%	7.2%
Social protection	5 107	6 151	8 301	9 269	10 490	11 557	12 150	22.0%	9.4%
Housing and community	10 309	12 497	15 688	18 514	20 793	23 227	23 269	21.6%	7.9%
development
Transport	19 206	22 132	28 768	29 202	26 636	28 341	29 697	15.0%	0.6%
Agriculture	4 497	4 927	6 012	6 547	7 136	7 828	8 228	13.3%	7.9%
Other functions	17 073	20 162	25 054	26 751	28 068	30 238	31 301	16.1%	5.4%

Total expenditure	188 913	216 976	266 591	306 255	328 224	356 567	374 471	17.5%	6.9%
Total revenue	189 313	218 041	257 678	304 387	331 989	360 223	379 578	17.2%	7.6%

Budget balance[2]	400	1 065	-8 912	-1 869	3 765	3 656	5 107

Economic classification
Current payments	142 865	163 922	200 816	233 895	254 314	274 313	289 349	17.9%	7.3%
Of which:
Remuneration	104 357	119 973	145 337	169 974	183 274	196 558	205 902	17.7%	6.6%
Transfers and subsidies	31 009	36 973	45 862	49 209	47 477	51 975	53 067	16.6%	2.5%
Payments for capital assets	14 940	15 933	19 853	23 106	26 429	30 274	32 051	15.6%	11.5%
Payments for financial assets	99	148	60	46	4	4	5	-22.7%	-53.7%

Percentage shares of total expenditure
Social services	73.0%	72.5%	71.7%	73.5%	74.8%	74.9%	75.3%
Other functions[3]	27.0%	27.5%	28.3%	26.5%	25.2%	25.1%	24.7%

1.	Medium-term estimates are based on draft budgets of provinces as at 31 January 2010 and may differ from the final budgets tabled in February.

2.	A positive number reflects a surplus and a negative number a deficit.

3.	Includes housing and community development, transport and agriculture.
Spending is budgeted to grow by 6.9 per cent a year over the medium term
Taking into account the revised provincial equitable shares, conditional grants and provincial own revenue, spending by provinces is budgeted to grow by an average of 6.9 per cent a year, reaching R374.5 billion in 2012/13.
The following trends emerge from draft provincial budgets:
•	Spending by provincial education departments is budgeted to grow 8.1 per cent per year over the period to ensure that the system responds to the educational needs of all learners. Education spending is set to grow to R162 billion by 2012/13.

•	Provincial health spending is set to grow 7.2 per cent per year, to R107.8 billion by 2012/13, following growth of 18 per cent in 2009/10.

•	Social development spending, which provides welfare services and early childhood development programmes, is set to grow from R9.3 billion in 2009/10 to R12.2 billion by 2012/13.

•	Provinces plan to spend just over R88.8 billion on capital assets in roads, health, education and agriculture over the next three years.
Within two weeks after the tabling of the 2010 Budget, provinces will table their own budgets, after which provincial departments will put

CHAPTER 9. DIVISION OF REVENUE AND INTERGOVERNMENTAL TRANSFERS

forward their strategic and annual performance plans, detailing how these budgets will help to achieve government’s strategic outcomes.
• Revisions to local government budget framework
Funds totalling R12.2 billion help municipalities meet rising service delivery costs
To supplement municipal own revenue, an additional R12.2 billion is allocated to local government through direct and indirect transfers over the medium term to deal with increased costs of bulk purchases such as electricity, and to expand and improve the quality of services.
National transfers to local government, which grow by 8.4 per cent from R50.1 billion in 2009/10 to R73.2 billion by 2012/13, are an important tool for supporting local operations and services.
Table 9.7 shows the revisions of transfers to local government.
Table 9.7 Revision of transfers to local government, 2010/11 — 2012/13

R million	2010/11	2011/12	2012/13	Total

Technical adjustments	-375	-724	-1 281	-2 381
Direct transfers	-521	-724	-1 281	-2 527
Public transport infrastructure and systems grant	-590	-724	-1 281	-2 596
Expanded public works programme incentive for the infrastructure sector	69	—	—	69
Indirect transfers	146	—	—	146
Water services operating subsidy grant	146	—	—	146
Addition to baselines	1 682	2 950	7 600	12 232
Direct transfers	1 528	2 400	6 550	10 478
Equitable share	900	2 050	3 750	6 700
Neighbourhood development partnership grant	400	350	300	1 050
Municipal infrastructure grant	—	—	2 500	2 500
Municipal drought relief grant	228	—	—	228
Indirect transfers	154	550	1 050	1 754
Rural households infrastructure grant	100	350	750	1 200
Regional bulk infrastructure grant	54	200	300	554

Table 9.8 sets the national transfers to local government over the medium term.
A turnaround strategy for local government
While much progress has been made in the transformation of local government, there is still a long way to go before all 283 municipalities are fully functional and sustainable.
Government approved a strategy to turn around local government in December 2009. The strategy responds to both internal problems that can be directly influenced at municipal level — such as transparency of procurement systems and quality of appointments — and to external factors, such as income-generation potential, inappropriate legislation and regulation, and macroeconomic conditions.
The key interventions aim to achieve the following:
•	Better support by national and provincial government for local government, and enhanced oversight by provinces. All three spheres of government should improve the way they work together.

•	Assessments by municipalities of their performance, and the adoption of tailored turnaround strategies.

•	Development of a social compact on local government to include all citizens.

2010 BUDGET REVIEW

Table 9.8 Transfers to local government, 2006/07 — 2012/13

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13
		Outcome		Revised	Medium-term estimates
R million				estimate

Direct transfers	26 501	37 321	44 037	50 146	58 821	66 640	73 187
Equitable share	18 058	20 676	25 560	24 356	30 168	33 940	37 234
General fuel levy sharing with metros	—	—	—	6 800	7 542	8 531	8 958
Conditional grants	8 443	16 645	18 477	18 990	21 111	24 169	26 995
Infrastructure	7 447	15 128	17 095	16 910	19 039	22 072	24 793
Capacity-building and other	996	1 517	1 382	2 081	2 072	2 097	2 202
Indirect transfers	1 436	1 884	2 307	3 017	3 125	4 014	4 618
Infrastructure	943	1 334	1 928	2 774	2 979	4 014	4 618
Capacity-building and other	493	550	379	243	146	—	—

Total	27 938	39 205	46 344	53 163	61 946	70 654	77 805
The local government equitable share
The equitable share grows by 15.2 per cent over the MTEF period
The primary funding mechanism to support municipal service delivery is the local government equitable share. Increased support for the equitable share is intended to supplement municipal own revenue to achieve universal access to basic public services. The additional R6.7 billion allocated over the MTEF results in the equitable share growing by 15.2 per cent a year, from R24.4 billion in 2009/10 (excluding sharing of general fuel levy) to R37.2 billion in 2012/13.
The strong growth in the equitable share caters for the increased cost of bulk services, such as electricity, which makes up about 70 per cent of the cost to municipalities of providing some free electricity to consumers. The bulk price increase for 2009/10 was 31.4 per cent, with similar increases likely over the next three years.
Infrastructure transfers to local government
Over and above the additions to the local government equitable share, the 2010 Budget earmarks an additional R3.8 billion for infrastructure-related spending by municipalities. Table 9.9 sets out the infrastructure transfers to local government over the medium term.
Cities to play a greater role in reducing housing and service backlogs
Up to 60 per cent of the housing backlog is found in urban informal settlements, which continue to grow at a rapid pace, placing great pressure on municipalities to provide housing and associated services such as water, sanitation and electricity.
Large cities have the capacity to play a greater role in providing sustainable human settlements. Consistent with Section 156(4) of the Constitution, a process is currently under way to accredit large municipalities to administer national housing programmes.
This policy shift should improve coordination and alignment of interventions in the built environment. It is expected that cities will manage these developments based on long-term planning that takes into account all of their infrastructure requirements. This will require streamlining all municipal financing over the medium to long term. Starting with the municipal infrastructure grant (cities), government is exploring ways to rationalise infrastructure grants at municipal level into a broader human settlements grant for cities.

CHAPTER 9: DIVISION OF REVENUE AND INTERGOVERNMENTAL TRANSFERS

Table 9.9 Infrastructure transfers to local government, 2006/07 — 2012/13

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13
		Outcome		Revised	Medium-term estimates
R million				estimate
| | | | | | |
Direct transfers	7 447	15 128	17 095	16 910	19 039	22 072	24 793
Municipal infrastructure grant	5 938	8 754	9 091	11 107	12 529	15 069	18 322
National electrification programme	391	462	589	933	1 020	1 097	1 151
Public transport infrastructure and system grant	518	1 174	2 920	2 418	3 699	4 425	4 125
Neighbourhood development partnership grant	—	41	182	551	1 030	1 190	1 182
2010 FIFA World Cup stadiums development grant	600	4 605	4 295	1 661	302	—	—
Rural transport services and infrastructure grant	—	—	9	10	10	11	12
Electricity demand side management	—	—	—	175	220	280	—
Municipal drought relief grant	—	91	9	54	228	—	—
Indirect transfers	943	1 334	1 928	2 774	2 979	4 014	4 618
National electrification programme	893	973	1 148	1 478	1 752	1 770	1 914
Neighbourhood development partnership grant	50	61	54	111	125	100	105
Regional bulk infrastructure grant	—	300	450	612	893	1 675	1 849
Backlogs in water and sanitation at clinics and schools	—	—	186	350	—	—	—
Backlogs in the electrification of clinics and schools	—	—	90	149	—	—	—
Electricity demand-side management	—	—	—	75	109	119	—
Rural households infrastructure grant	—	—	—	—	100	350	750

Total	8 390	16 462	19 023	19 684	22 018	26 086	29 411

The municipal infrastructure grant, which augments local governments’ own resources, is allocated a further R2.5 billion in 2012/13. Key outputs of this programme are enhanced access to water, sanitation, electricity and roads. An allocation of R1.1 billion is added to the neighbourhood development partnership grant to develop community infrastructure and create a platform for private-sector investment that improves quality of life in townships. Projects in underserviced neighbourhoods are prioritised.
Support for on-site water and sanitation in very poor rural households
A rural households infrastructure grant has been introduced, amounting to R100 million in 2010/11, R350 million in 2011/12 and R750 million in 2012/13. This will cater for the rollout of on-site water and sanitation services to very poor households where conventional connector services are not viable or appropriate.
Developing innovative infrastructure and technology solutions in rural areas
Nearly three-quarters of South Africa’s 283 municipalities operate in rural settings, where up to 70 per cent of water and sanitation backlogs are found.
Rural municipalities are often characterised by dispersed settlement patterns and inaccessible terrain. Infrastructure for water supply, sanitation, energy and roads is needed to support livelihoods and household agricultural operations. Given population dispersal and topography, these services are not generally dependent on bulk infrastructure. For example, where conditions allow, boreholes with hand pumps or rain water harvesting may be more cost-efficient and practical than piping in water from a great distance.
Over the next three years, R1.2 billion is allocated for the delivery of rural water and sanitation infrastructure. Government is emphasising technological solutions that can align community needs with sustainable supply.

2010 BUDGET REVIEW

The regional bulk infrastructure grant receives R500 million in the outer two years of the MTEF to support the financing of regional bulk water and sanitation projects that cut across several municipal boundaries. A further R54 million is added to the regional bulk infrastructure grant to provide drought relief in Limpopo. A municipal drought relief grant is allocated R228 million in 2010/11 to provide assistance to municipalities in the Eastern Cape and Western Cape.
Capacity building and other recurrent transfers
‘Our reason for being is because the nation requires our services, and we must render them efficiently and humanely -in a manner that recognises that these are people who pay our salaries.’
- Minister of Home Affairs Nkosazana Dlamini-Zuma
The provincial equitable share receives additional funds to ensure that provinces can improve the support they provide to municipalities to implement the Municipal Finance Management Act. The municipal systems improvement grant and financial management grant helps to build financial management capacity in local government.
The National Treasury, working with provincial treasuries, continues to improve processes to exercise oversight of municipal finances, including development of early warning systems for service delivery problems. The National Treasury and Department of Cooperative Governance will jointly monitor municipal financial performance and provide support as needed.
The water services operating subsidy grant is allocated an additional R91.7 million in 2010/11 to cover costs related to the transfer of water schemes from the Department of Water Affairs to municipalities. This grant is being phased into the local government equitable share over the 2010 MTEF, based on progress made to deal with outstanding issues related to the transfer of such schemes, including refurbishment and maintenance costs. An amount of R69 million is shifted from the expanded public works programme incentive grant to provinces to similar programmes run by local government, focused on rural municipalities
Table 9.10 shows other recurrent transfers to municipalities, including capacity-building grants.
Table 9.10 Capacity-building and other current transfers to local government, 2006/07 – 2012/13

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13
				Revised
R million				estimate

Direct transfers	996	1 517	1 382	2 081	2 072	2 097	2 202
Municipal systems improvement grant	200	200	200	200	212	225	236
Restructuring grant	265	530	—	—	—	—	—
Financial management grant	145	145	180	300	365	385	404
2010 FIFA World Cup host city	—	—	—	508	210	—	—
Water services operating subsidy grant	386	642	1 002	871	662	380	399
Expanded public works programme - Phase 2 incentive grant	—	—	—	202	623	1 108	1 163
Indirect transfers	493	550	379	243	146	—	—
Financial management grant: DBSA	53	53	50	—	—	—	—
Water services operating subsidy grant	440	497	329	243	146	—	—

Total	1 489	2 067	1 761	2 323	2 218	2 097	2 202

ANNEXURES
In addition to the material published in the Budget Review, the following annexures are available at www.treasury.gov.za
•	Annexure W1: Explanatory memorandum to the division of revenue

•	Annexure W2: Structure of the government accounts

2010 BUDGET REVIEW

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A
Report of the Minister of Finance to Parliament
Response to recommendations on the Medium Term Budget Policy Statement, the fiscal framework and the division of revenue
• Introduction
Section 7(4) of the Money Bills Amendment Procedure and Related Matters Act (2009) (the act) prescribes that the Minister of Finance (the Minister) must submit a report to Parliament at the time of the budget, explaining how the Division of Revenue Bill and the national budget give effect to, or the reasons for not taking into account, the recommendations contained in:
•	Budgetary review and recommendation reports submitted by committees of the National Assembly in terms of section 5 of the act.

•	Reports on the fiscal framework proposed in the Medium Term Budget Policy Statement (MTBPS) submitted by the finance committees in terms of section 6 of the act.

•	Reports on the proposed division of revenue and the conditional grant allocations to provinces and local governments set out in the MTBPS submitted by the appropriations committees in terms of section 6 of the act.
• Budgetary review and recommendation reports
Section 5 of the act sets out a procedure to be followed prior to the introduction of the national budget by the National Assembly, through its committees, for assessment of the performance of each national department. This procedure provides for committees to prepare budgetary review and recommendation reports which:
•	Must provide an assessment of the department’s service delivery performance given available resources.

•	Must provide an assessment of the effectiveness and efficiency of the department’s use and forward allocation of available resources.

•	May include recommendations on the forward use of resources.
At the time of tabling the annual budget, the Minister is required to explain how the budget gives effect to these recommendations, or why they have not been taken into account.
No budgetary review and recommendation reports were submitted to the Minister for his consideration in the 2010 Budget.

2010 BUDGET REVIEW

• Joint recommendations on the fiscal framework
As provided for in section 6(1) of the act, the Minister submitted an MTBPS to Parliament on 27 October 2009. The act provides in section 6(7) that reports of the finance committees of the National Assembly and the National Council of Provinces on the proposed fiscal framework for the next three financial years should be submitted to the Minister. The reports of the committees as tabled on 10 November 2009 contain the following joint conclusion and recommendations:
Having considered the 2009 MTBPS and conducted public hearings, the Standing Committee on Finance and the Select Committee on Finance accept the macro-economic projections and the consolidated revised fiscal framework.

The Committees recommend that the National Assembly and the National Council of Provinces consider the following:
•	The setting up of the Parliamentary Budget Office in the near term in order to support the work of the Finance and Appropriations Committees especially in respect of ‘value for money’ oversight and accountability. It would therefore be ideal for the Director of the Parliamentary Budget Office to be appointed in January 2010;

•	The strengthening of a working relationship amongst Parliament’s committees and Statistics South Africa, the newly established Ministries of Performance Monitoring and Evaluation and of Co-operative Governance and Traditional Affairs in order to design and implement a co-ordinated approach towards ‘value for money’ oversight and accountability;

•	The Committees be provided with sufficient capacity in terms of administrative, content and research support in order to fulfil its legislative and oversight function;

•	The parliamentary programme should allow for adequate time for parliamentary committees to engage with the MTBPS;

•	The National Assembly and the National Council of Provinces should expedite the process of the current Southern African Customs Union (SACU) revenue formula that is currently reviewed. As the distribution and transferral of revenue to other member states forms a critical part in terms of the amount of revenue the economy generates.
The report of the Standing Committee on Finance was adopted by the National Assembly on 11 November 2009, and that of the Select Committee on Finance by the National Council of Provinces on 17 November 2009.
It is noted that the macroeconomic projections and the proposed fiscal framework set out in the 2009 MTBPS were accepted by Parliament without recommendation for amendment. Parliament is advised that the 2010 Budget proposals are based on updated macroeconomic projections and a revised fiscal framework, which is materially similar to the accepted framework. Details are set out in the 2010 Budget Review, Chapters 2 and 4.
The Minister notes the specific further recommendations of the finance committees, which are for the attention of the Houses, and will work with Parliament in taking these matters forward.
• Recommendations of the Standing Committee on Appropriations
In accordance with the requirements of section 6 of the act, the Standing Committee on Appropriations tabled a report on the MTBPS dated 9 November 2009 after giving consideration to:

ANNEXURE A: REPORT OF MINISTER OF FINANCE TO PARLIAMENT

•	The spending priorities of national government for the next three years.

•	The proposed division of revenue between the spheres of government and between arms of government within a sphere for the next three years.

•	The proposed substantial adjustments to conditional grants to provinces and local government, if any.
The committee’s report addresses in some detail the proposed budget framework adjustments to the expenditure estimates and medium-term spending priorities, including:
•	Expanding employment and safeguarding social security

•	Improving the quality of education and skills development

•	Enhancing the quality of health care

•	Rolling out a comprehensive rural development strategy

•	Creating a built environment to support economic growth

•	A broad-based approach to fighting crime.
The committee’s endorsement of the proposed medium-term spending priorities is noted. The Minister wishes to record appreciation for the advice set out in the committee’s report on measures to address the challenges of employment creation and social security, education and skills development, health care, rural development, the built environment and fighting crime. These issues are addressed further in Chapters 3, 7, 8 and 9 of the Budget Review, and in relevant chapters of the Estimates of National Expenditure.
The concluding recommendations of the committee, as adopted by the National Assembly on 11 November 2009, are set out below, together with the response of the Minister.
Municipal infrastructure grant: poor-performing municipalities
While the Public Finance Management Act and the Treasury Regulations allow for the shifting of’ funds and rollovers, this practice in the context of the Municipal Infrastructure Grant (MIG) has a potential to disadvantage poor performing municipalities. The Committee is of the view that no rolled-over conditional grants should be shifted from one municipality to another due to a lack of capacity to spend by any municipality. Instead, the Committee recommends that, as stipulated in section 154(1) of the Constitution and in section 34 of the Municipal Finance Management Act (MFMA), the Department (COTA) must in consultation with the National Treasury convene a meeting of the Provincial Department of Local Government and the Provincial Treasury to set up supporting structures to assist the municipality and report to the House in three months.
The Minister agrees that steps should be taken to ensure that procedures for the shifting of funds and rollovers do not have the effect of disadvantaging poor-performing municipalities, and that priority should be given to supporting structures to assist such municipalities.
Strengthening of capacity-building support for municipalities is therefore planned for the period ahead. The National Treasury and the Department of Cooperative Governance have agreed to work on an enhanced coordination framework to improve current capacity-building initiatives.
In compliance with the Intergovernmental Relations Frameworks Act and section 154 of the Constitution, the National Treasury will continue to be part of the team that assists municipalities that have weak spending capacity, or which experience difficulties in complying with the conditions of any conditional grant, including the municipal infrastructure grant.
The Division of Revenue Bill, and the accompanying medium-term expenditure framework (MTEF) estimates of conditional grant allocations, seek to strike an appropriate balance between providing

2010 BUDGET REVIEW

certainty to provinces and municipalities regarding future allocations, and at the same time providing incentives to enhance performance, including effective and timely utilisation of available resources. With regard to the rollover of conditional grants to municipalities, it should be noted that the Division of Revenue Bill provides for in-depth monthly monitoring of expenditure. In cases where withholding, stopping or reallocating transfers are under consideration, the Transferring National Officer (TNO) may make specific interventions to help municipalities improve their spending.
•	First, a TNO may, on a monthly basis, withhold transfers to municipalities for a period of less than 30 days while assisting the municipalities to improve their spending.

•	Second, the TNO may request the National Treasury’s approval to withhold funding for a period of more than 30 days. This allows the TNO and municipalities to work closely together to resolve whatever challenges may be faced.

•	Third, once the withholding process has been exhausted, and if municipalities still struggle to improve their spending, the National Treasury may at its own discretion, or at the request of the TNO, invoke relevant sections of the Division of Revenue Act in accordance with section 38 of Municipal Finance Management Act (2003). The MFMA provides for the National Treasury to engage municipalities, the Cabinet members responsible for transfers, and provincial MECs for Local Government on decisions to stop and reallocate grant funding for non-performing municipalities. Any such decision must be gazetted and published once all stakeholders have been consulted in terms of section 38 of MFMA.
All of the above processes occur during the year of appropriation of the grant funding.
Rollover requests are considered as part of the annual adjustments budget process, and are subject to regulations prescribed in terms of the Public Finance Management Act. While it is important to ensure that rollover decisions do not disadvantage poor-performing municipalities, it is also vital that assistance should also be provided in-year through the withholding clauses, because applications for rollover of funds are subject to stringent qualifying criteria.
Land reform and rural development
Land is central to the implementation of the government’s comprehensive rural strategy. The Committee recommends that financial resources be prioritised for land reform programmes in order to ensure that the objectives of this strategy should be achieved. The Committee further recommends that the National Department of Rural Development and Land Reform meet with the National Treasury, Standing Committee on Appropriations as well as the Portfolio Committee on Rural Development and Land Reform before the end of the 2009/10 financial year to engage on the above matter.
The Minister agrees that both land reform and complementary aspects of the government’s rural development strategy must be prioritised, and welcomes the proposal that discussions should be held between responsible parliamentary committees and representatives of the departments involved.
As indicated in the MTBPS, additional allocations have been made to the Department of Rural Development and Land Affairs amounting to R860 million over the 2010 MTEF period. Subsequent to the MTBPS proposals, a new conditional grant for rural water and sanitation facilities has been added to the Human Settlements vote, amounting to R1.2 billion over the 2010 MTEF period.
Department of Public Works: asset register and qualified audits
The Department of Public Works must capacitate itself adequately in order to address the issue of the asset register and thereby avoid further qualified audit

ANNEXURE A: REPORT OF MINISTER OF FINANCE TO PARLIAMENT

outcomes by the Auditor General and provide Parliament with a response within three months.
This recommendation is noted and has been brought to the attention of the Cabinet member responsible for Public Works.
Department of Water Affairs: maintenance of water infrastructure
The Department of Water Affairs must make adequate provision in its planning and budgeting to fund the maintenance of water infrastructure.
This recommendation is noted and has been brought to the attention of the Cabinet member responsible for Water Affairs. Parliament’s attention is also drawn to the rising allocations to municipalities in both the local government equitable share transfers and the municipal infrastructure grant, which contribute to the capacity of municipalities to maintain water infrastructure.
• Recommendations of the Select Committee on Appropriations
In accordance with the requirements of section 6 of the act, the Select Committee on Appropriations tabled a report on the MTBPS dated 13 November 2009 after giving consideration to:
•	The spending priorities of national government for the next three years.

•	The proposed division of revenue between the spheres of government, and between arms of government within a sphere, for the next three years.

•	The proposed substantial adjustments to conditional grants to provinces and local government, if any.
The committee’s report addresses in some detail the proposed budget framework adjustments to the expenditure estimates and medium-term spending priorities, including:
•	Expanding employment and safeguarding social security

•	Improving the quality of education and skills development

•	Enhancing the quality of health care

•	Rolling out a comprehensive rural development strategy

•	Creating a built environment to support economic growth

•	A broad-based approach to fighting crime.
The committee’s endorsement of the proposed medium-term spending priorities is noted, and the Minister wishes to record appreciation for the advice set out in the committee’s report on measures to address the challenges of employment creation and social security, education and skills development, health care, rural development, the built environment and fighting crime. These issues are addressed further in chapters 3, 7, 8 and 9 of the Budget Review and in relevant chapters of the Estimates of National Expenditure.
The concluding recommendations of the Select Committee on Appropriations, as adopted by the Council of Provinces on 17 November 2009, are set out below, together with the response of the Minister.
Economic development of rural communities
The National Treasury considers allocating additional funds during the 2010 National Budget to the Department of Rural Development and Land Reform for economic development of rural communities. The Committee also recommends that:

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•	The Department of Public Works extends their Expanded Public Works Programme to rural areas in the medium and long term with the aim of creating decent jobs and providing much needed infrastructure;

•	The Department of Water and Environmental Affairs expands their water projects to rural areas in order to provide them with water for agricultural and domestic use and providing people in rural areas with decent jobs; and

•	The Department of Cooperative Governance and Traditional Affairs develops programmes to assist municipalities in rural areas in their development agenda.
The committee’s recommendations are noted and agreed. The 2010 Budget takes account of the need to prioritise the economic development of rural communities, which requires the reinforcement of several complementary spending programmes in a number of departments, including those recommended by the committee.
Official statistics confirm that there are substantial backlogs in sanitation (3.3 million households) and water (1.4 million households) in rural areas. These backlogs have to be addressed through various infrastructure and service delivery solutions, as network connections to bulk infrastructure are not always possible, partly due to low residential densities and associated costs of service delivery. Since 2007, good progress has been made in piloting alternative technologies to address sanitation backlogs through the Operation Gijima programme of the Department of Water Affairs. Water Affairs has also been working on alternative solutions for water (including boreholes and rainwater harvesting).
A new allocation amounting to R1.2 billion has been set aside to provide rural households with water and sanitation over the 2010 MTEF on the Human Settlements vote.
Measures have already been taken to ensure that smaller and more rural municipalities will be included in the expanded public works programme incentive grant in the 2010/11 year. The Department of Public Works has set aside funds for this purpose, including specific allocations for management capacity enhancements that are required for the more effective participation of low-capacity municipalities. The new community works programme will be rolled out in the period ahead, directed largely at rural municipalities and smaller towns.
Funding has been set aside on the Water Affairs vote to accelerate progress in bringing water and associated economic opportunities to rural areas.
The National Treasury will continue to work closely with the Department of Cooperative Governance in supporting rural municipalities with their development agenda.
Framework response to the global economic crisis
The Committee recommends that the training layoff scheme and other programmes encapsulated in the Framework Response to Global Economic Crisis by the National Economic Development and Labour Council (NEDLAC) are implemented within six (6) months to help mitigate the effects of the economic crisis.
The committee’s recommendation is noted and agreed, and has been brought to the attention of the Leader of Government Business. Implementation of the training layoff scheme, which is financed by the National Skills Fund and the Unemployment Insurance Fund, is in progress. Other measures envisaged in the NEDLAC framework and reflected, where relevant, in the 2010 Budget proposals include:
•	Sustained and expanded investment in public infrastructure.

•	A countercyclical fiscal and monetary response.

•	Industrial and trade policy measures aimed at supporting local industrial capacity and avoiding de-industrialisation, focused particularly on vulnerable sector and small business, and including

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increased investment by the Industrial Development Corporation and other development finance institutions in labour-intensive businesses.

•	Implementation of phase 2 of the expanded public works programme.

•	Targeted social interventions, including emergency food relief, attention to the food supply chain and strengthened enforcement of competition measures where collusion leads to inflated food prices.

•	Strengthened global coordination through the G-20 and other multilateral forums, aimed at a more stable global macroeconomic environment and sustained assistance to developing countries.
Wage-based incentives for employment creation
The Committee recommends that government extend the wage-based incentive mechanism to other sectors to help drive a massive increase in employment creation.
The Committee’s recommendation is noted and agreed.
As set out in Chapters 3, 8 and 9 of the Budget Review, support for employment creation is one of the highest priorities of government for the period ahead. Additional wage-based incentive allocations are proposed for all sectors of the expanded public works programme in the 2010 Budget, and in most cases these allocations have been assigned to the responsible implementing departments. As these are performance-based allocations, actual increases in quarterly and annual allocations will depend on measured progress in creating job opportunities.
As outlined in Chapter 3 of the Budget Review, options for wage-based incentives to support broader employment creation across the economy, focused particularly on young work-seekers, are also under review.
Efficiency and effectiveness of education expenditure
The Committee recommends that the Presidency reviews the efficiency and effectiveness (outcomes) of education expenditure that is amongst the highest, as a percentage of gross domestic product, in the world.
The committee’s recommendation is noted and agreed. Progress has been made by the Presidency, in consultation with other departments, in identifying key outcome goals and associated activities for education. These are summarised in Chapter 8 of the Budget Review.
Implementation of national health insurance
The Committee recommends that government facilitate the implementation of the much-needed National Health Insurance system.
The Committee’s recommendation is noted and agreed.
Government is investigating and developing options for the implementation of a national health insurance system. The Minister of Health has established an advisory committee for this purpose and Cabinet has referred the financing and fiscal implications to the inter-ministerial committee that is dealing with social security reform.

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Capacity-building support for municipalities
The Committee recommends that National Treasury, Provincial Treasuries and the Department of Cooperative Governance and Traditional Affairs work together in capacitating under-spending municipalities instead of shifting funds from underspending municipalities to adequately spending municipalities as the latter practice will create additional backlogs in service delivery.
The committee’s recommendation is noted and agreed.
As indicated in the Minister’s response to the recommendations of the Standing Committee on Finance (above), procedures have been adopted aimed at both strengthening capacity-building support for poor-performing municipalities, and linking initiatives to withhold, stop or reallocate grants to specific interventions to address capacity constraints.
Proposed additions to health budgets
The Committee recommends that additional increases in health budgets are appropriated in 2010 to improve the efficiency and quality of service in the public sector.
The committee’s recommendation is noted and agreed.
Public health services have indeed been prioritised in preparing the 2010 expenditure proposals. The framework agreed between Cabinet and the provincial premiers and finance MECs for the 2010 Budget will include about R3.8 billion more in 2010/11, R4.8 billion more in 2011/12 and R6 billion more in 2012/13 for health services. Additional allocations have been allocated for HIV and Aids treatment and prevention programmes, and provision for the occupation-specific dispensations for doctors, pharmacists, emergency medical staff and for 30 categories of health therapeutic personnel (physiotherapists, psychologists etc.), as well as for other improvements in conditions of service. Provision is also made to support a mass campaign against measles, and for expansion of the activities of the Office of Standards Compliance.

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B
Statistical tables
1	Main budget: Revenue, expenditure, deficit and financing, 2003/04 to 2012/13

2	Main budget: Summary of revenue, 1992/93 to 2012/13

3	Main budget: Revenue — detailed classification, 2006/07 to 2010/11

4	Main budget: Expenditure estimates by vote, 2006/07 to 2012/13

5	Consolidated national, provincial and social security funds expenditure: Economic classification, 2006/07 to 2012/13

6	Consolidated national, provincial and social security funds expenditure: Functional classification, 2006/07 to 2012/13

7	Consolidated government revenue and expenditure 2006/07 to 2012/13

8	Total debt of government, 1985/86 to 2012/13

9	Financial guarantees: Amounts drawn on government guarantees, 2005/06 to 2008/09
• Explanatory notes on the statistical tables
General remarks
This annexure presents details of the main budget, consolidated national and provincial expenditure, consolidated government expenditure, the borrowing requirement and financing thereof, government debt and financial guarantees. While government revenues are concentrated at the national government level, expenditure shifted from the national towards the provincial sphere after 1994. Equitable share transfers to the nine provinces as a statutory commitment of government began in 1998/99, and the 1998 Budget marked the introduction of the local government equitable share. In the 2010 Budget the coverage on the consolidated government account is extended to include the accounts of all the listed public entities of national government, a further step towards the publication of a complete set of consolidated accounts for general government. The consolidation also includes several business enterprises of national government.
Since more than 70 per cent of total expenditure on the main budget of 2010/11 comprises transfer payments to other levels of general government, economic and functional classifications of national budget expenditure are not comprehensive. For purposes of analysis, it would be preferable to present economic and functional classifications of the expenditure of general government. This requires

2010 BUDGET REVIEW

information on expenditure at all levels of general government and on its financing through revenue, balances brought forward and transfer payments (mainly from the national budget). This information is not readily available for local government, making it impossible to present consolidated general government finances at the time of the national budget. Historical data on general government finances are, however, published by the Reserve Bank in its Quarterly Bulletin and by Statistics South Africa.
Treatment of foreign grants to the Reconstruction and Development Programme (RDP) Fund
Prior to 1999/00 foreign grants were paid to the National Revenue Fund and expenditure was included in departmental appropriations. From 1999/00 onwards, no foreign grants for RDP-related purposes have been included in the appropriations of national departments. All foreign technical assistance and other RDP-related grants are paid to the RDP Fund account, which is separated from the accounts of government. Departments incur expenditure on RDP-related projects by direct requisitions from the RDP Fund account. However, disbursements of foreign grants and technical assistance are included in the consolidated national and provincial expenditure estimates in Tables 5 and 6 and in the consolidated government expenditure in Table 7.
In 2002/03 and 2003/04, amounts of R117.5 million and R66.7 million respectively were included in revenue as grants received from international donors. These were contributions to defray expenditure on the Burundi peacekeeping mission, appropriated on the budget of the Department of Defence.
Prior-year adjustments due to function shifts
Function shifts implemented in previous budgets affect the presentation of the government accounts. These include:
•	The establishment of the South African Social Security Agency (SASSA), responsible for administering the delivery of social assistance grants, resulting in function shifts between national and provincial government and public entities. The shifting of this function to national results in transfers to provincial revenue funds being reclassified as transfers to households and transfers to departmental agencies and accounts.

•	The introduction of an accommodation charge payable by national departments for the use of government properties, levied by the property management trading entity and included in the books of the Department of Public Works. This results in the presentation of individual departments being amended to provide for these accommodation charges and a new trading entity being introduced for the Department of Public Works.

•	Expenditure related to Regional Services Council levies, previously included as a departmental expenditure item, and in previous budgets presented as a transfer to local government forming part of the local government equitable share, is now replaced by a direct charge financed by the general fuel levy and paid by the National Treasury to metropolitan municipalities. This adjustment is effected in the government accounts as from 2006/07.

•	In previous budgets payment of benefits to former employees for civil and military pensions and contributions to medical funds were classified as compensation of employees and transfers to households respectively. After further consultation of the international standard for classification, the Government Finance Statistics Manual (GFS 2001), it was determined that payment for medical benefits to former employees should also be classified as transfers to households and not as compensation of employees, and the data in the Budget Review has been adjusted accordingly.

ANNEXURE B: STATISTICAL TABLES

Adjustments due to transactions in government debt
As part of the restructuring of government’s debt portfolio, bonds are repurchased or switched into new government bonds. In the process, government may make a capital profit, which is a book entry change in the discount on government bonds and is regarded as an extraordinary receipt. As such, capital profit does not represent an actual cash flow and is regarded as a “book profit”, and recorded as a negative receipt and loan redemption for analysis purposes.
A premium may also be accrued, or be payable, when restructuring government’s debt portfolio. Premiums paid are accounted for as extraordinary payments and premiums received as extraordinary receipts.
Sources of information
The information in Tables 1 to 7 on national, provincial government and public entity finances is obtained from the following sources:
•	Reports of the Auditor-General on the Appropriation and Miscellaneous Accounts in respect of General Affairs (1987/88 to 1993/94), the Accounts of the National Government (1994/95 to 1999/00), Audited Annual Financial Statements of National and Provincial Departments and Public Entities (2000/01 to 2008/09), as well as draft financial statements for some of the provinces and the revenue accounts of the former self-governing territories and TBVC states.

•	Printed estimates of revenue and expenditure for the national and provincial budgets.

•	The Reserve Bank.

•	The Development Bank of Southern Africa.

•	Annual statements of Inland Revenue and Customs and Excise (previously of the Department of Finance) and of the South African Revenue Service (SARS).

•	Monthly press releases of the National Treasury, published in terms of Section 32 of the Public Finance Management Act.
Revenue, expenditure, budget deficit and financing (Table 1)
Table 1 summarises the main budget balances since 2003/04 and medium-term estimates to 2012/13. To be in line with the economic reporting format, the revenue classification has been amended to show departmental sales of capital assets separately. These were previously included in non-tax current revenue.
Repayments of loans and advances, which were previously shown as negative expenditure, have been reclassified as revenue. Given that the same amount is added to both revenue and expenditure, the national budget deficit is unaffected.
Appropriations by vote are divided into current payments, transfers and subsidies, and payments for capital assets. The provision for standing appropriations has been shifted from direct charges against the National Revenue Fund to the transfers and subsidies line item and the history adjusted accordingly. Both current and capital transfers are included in transfers and subsidies, in line with the requirements of the economic reporting format. Expenditure from 2003/04 has been reclassified to be in line with the new classification principles introduced in 2004/05.
The size of the deficit figures presented in this table differ from those presented in budgets prior to 1995/96, as a number of items that were previously regarded as “below-the-line” expenditure have been included in total expenditure. In addition, revaluations of foreign loan obligations are now excluded from expenditure, in keeping with international practice.
Under loan redemptions and financing, short-term loans include the net result of transactions in Treasury bills and borrowing from the Corporation for Public Deposits. Long-term loans include all transactions in

2010 BUDGET REVIEW

government bonds and foreign loans (i.e. new loan issues, repayments on maturity, buy-backs, switches and reverse purchase transactions).
Extraordinary issues represent the settlement of extraordinary payments by means of government bond issues. This excludes extraordinary payments in cash.
Prior to the 1998 Budget Review, transfers from the Strategic Fuel Fund and the National Supplies Procurement Fund, as well as proceeds from the sale and restructuring of state assets, were treated as financing items. These, together with extraordinary payments unrelated to expenditure, are now shown below the budget balance and before financing. The reclassification does not affect the budget balance.
Main budget revenue (Tables 2 and 3)
Table 2 presents a summary of revenue; the details are set out in Table 3. Main budget revenue collections are recorded on an adjusted cash basis (cash book — revenue recorded as it is received in the ledgers of SARS). Tax revenue is classified according to standard international categories and departmental receipts according to the requirements of the economic reporting format.
Certain receipts into the National Revenue Fund are not regarded as revenue. These include proceeds from the restructuring of state assets and adjustments due to transactions in government bonds.
The historical data presented in Table 3 has been reclassified to be in line with the economic reporting format introduced in 2004/05. However, a large amount of the data cannot be reclassified, as departments captured these transactions within their ledgers as miscellaneous receipts. These amounts are therefore reported as unspecified receipts.
Medium-term expenditure estimates by votes (Table 4)
Table 4 contains estimates of expenditure on national budget votes for the period 2006/07 to 2012/13. In 2009/10, amounts appropriated in the main budget, the adjusted estimates and preliminary estimates of spending on each vote are shown. Since the new government administration took office, a number of new departments were created while some of the existing departments were renamed or functions shifted between departments. The historical data has been adjusted for function shifts between the various departments and therefore the detail amounts of some departments might differ from financial statements produced by those departments. However, total expenditure is not influenced by these changes.
Consolidated national and provincial budgets (Tables 5 and 6)
Tables 5 and 6 show the economic and functional classification of payments for consolidated national and provincial government and the social security funds. The social security funds include the Unemployment Insurance Fund, the Road Accident Fund and the Compensation Funds. The national expenditure figures are for the 2010 Budget. In the provinces, however, expenditure estimates are preliminary, as their budgets are tabled after the national budget. Provincial estimates are based on preliminary budget statements provided by the provinces and are subject to change before being tabled in provincial legislatures.
The National Treasury introduced a new economic classification in the 2004 Budget that brings budget reporting in line with international best practice. Over the past few financial years the National Treasury has been working on a project to further improve the standard chart of accounts. This is the culmination of work on various initiatives to improve financial data, such as the infrastructure reporting process and improvement to item classification, and takes into account lessons learnt from data observances over the past four years. The changes were implemented on 1 April 2008.
The functional classification categories in the 2010 Budget Review are aligned to the Classification of Functions of Government as set out in the GFS, which differs from the categories used in budgets prior

ANNEXURE B: STATISTICAL TABLES

to 2009. The historical data published in these tables has been reclassified to be in line with the new classification categories.
Consolidated government budget (Table 7)
Table 7 shows the economic and functional classification of payments for the consolidated government budget, which consists of the consolidated national, provincial and social security numbers presented in Tables 5 and 6 combined with entities forming part of the general government sector, as well as some government business enterprises.
The government budget consolidation includes all entities controlled and mainly financed by government revenue, where such revenue is defined as either taxes, levies and administrative or service fees prescribed by government, or direct budgetary support in the form of transfer payments. This consolidation also includes a number of government business enterprises, based on the principle that they either sell most of their goods and services produced to government institutions or departments at regulated prices, and are therefore not businesses in the true sense of the word, or they are directly involved in infrastructure financing and development.
Based on this principle these entities are broadly identified as one of the following:
•	Enterprises that sell mainly to government departments or institutions, have no clear competitors and whose prices are therefore not clearly market related.

•	Science councils that conduct research or fulfil a regulatory or advisory function, where regulatory or administration fees are determined by government.

•	Government-regulated businesses that are primarily financed by a dedicated tax, administration fee or levy, the level of which is dictated by government, or that are directly involved in the maintenance or extension of critical infrastructure.
To present consolidated accounts, it is necessary that all units being consolidated adopt the same accounting standards and policies. Thus, the format of the accounts, terminology used, classification, transaction coverage and accounting base (cash or accrual) must be the same. In this respect the consolidated government budget is prepared on the adjusted cash basis of accounting. This is not strictly comparable to the financial information published in the consolidated financial statements, which have two components — a consolidation of departments using the modified cash basis of accounting, and a separate consolidation of public entities that apply the accruals basis of accounting.
In the consolidated government budget the accrual data of public entities is converted into cash. This involves the adjustment of the data presented in the statement of financial performance with changes that are due to non-cash transactions. These adjustments are based on all relevant changes in balances on the statement of financial position, which once removed from the statement of financial performance results in the presentation of only the cash receipts and payments for the accounting period.
Once the data has been converted into a comparable set of numbers, a consolidated account can be produced. Consolidation involves the elimination of all transactions that occur between the units being consolidated. A transaction of one unit is matched with the same transaction as recorded for the second unit and both transactions are eliminated from the consolidation. For example, if a public entity sells a service to a government department and data for the two units are being consolidated, neither the sale nor the purchase of the service is reported. In this way only transactions between government and non-government entities are recorded and total government expenditure is not inflated with internal transactions.
In the consolidation process all intra-entity transactions must be eliminated. However, in the accounting systems of government and many of its agencies not all intra-entity transactions are currently identifiable, complicating the consolidation process. Therefore, in preparing the consolidated government budget only identifiable intra-entity transactions have been eliminated. These broadly include:

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•	Transactions involving transfers from one government unit to another, including transfers made by national departments to public entities, and transfers from public entities to other public entities (e.g. Water Trading Entity transfers to water boards).

•	Purchases of goods and services from other government units included in the consolidation, for example transactions between the Trans-Caledon Tunnel Authority, water boards and the Water Trading Entity.
This does not represent all intra-entity transactions that must be eliminated. As data collection and recording procedures for transactions are improved over time, additional intra-entity transactions will be identified and removed from the consolidated government budget.
In the 2010 Budget a total of 155 national and provincial departments and 180 entities are included in the consolidated government budget. The National Treasury is committed to presenting a full consolidation of the whole of general government. That implies that the consolidated account presented in this budget must be extended to include the accounts of local government. A process has been initiated and initial data sets for local government have been published in the Local Government Budgets and Expenditure Review. However, considerable work remains to align this data to the data included in the consolidated account.
A discussion on the consolidation procedures, as well as a detailed list of all entities included in the consolidation, is available in Annexure W2 on the National Treasury website: www.treasury.gov.za.
Total debt of government (Table 8)
Table 8 shows the major components of government debt. Total loan debt net consists of total domestic and foreign debt less the cash balances of the National Revenue Fund. Realised profits and losses on the Gold and Foreign Exchange Contingency Reserve Account are also disclosed. The projections for 2009/10 to 2012/13 are based on national budget data.
Financial guarantees: Amounts drawn on government guarantees (Table 9)
The national government furnishes guarantees to various institutions that will realise as liabilities to the state only if these institutions are unable to meet their commitments. It is not possible to anticipate the portion of these guarantees that will realise as liabilities to the national government, and they are therefore disclosed as contingent liabilities in the government’s Consolidated Financial Information. Amounts drawn in respect of guarantees and interest on these amounts, if guaranteed, are disclosed.

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Table 1
Main Budget:
Revenue, expenditure, budget balance and financing 1)

		2003/04	2004/05	2005/06	2006/07	2007/08	2008/09
R million		Actual outcome				Preliminary outcome

Main budget revenue
Current revenue		299 414.7	347 824.2	411 668.6	481 158.2	559 543.7	608 664.5
Tax revenue (gross)	2)	302 442.6	354 978.8	417 195.7	495 548.6	572 814.6	625 100.2
Less: SACU payments		-9 722.7	-13 327.8	-14 144.9	-25 194.9	-24 712.6	-28 920.6
Non-tax revenue (departmental receipts)	3)	6 694.8	6 173.2	8 617.8	10 804.5	11 441.6	12 484.9
Sales of capital assets		16.5	30.2	79.3	38.8	230.1	131.2

Total revenue		299 431.2	347 854.4	411 747.9	481 197.0	559 773.8	608 795.7

Main budget expenditure
Direct charges against the National Revenue Fund		158 544.2	175 496.3	192 340.8	208 090.9	231 642.6	265 385.4
Cost of servicing state debt	4)	46 312.9	48 851.2	50 912.0	52 192.2	52 877.1	54 393.7
Provincial equitable share		107 538.4	120 884.5	135 291.6	149 245.6	171 053.7	201 795.6
General fuel levy sharing with metros		—	—	—	—	—	-
Skills levy and Setas		3 777.0	4 725.4	4 883.3	5 328.4	6 284.3	7 234.1
Other	5)	915.9	1 035.3	1 253.9	1 324.7	1 427.6	1 962.0
Appropriated by vote		170 121.9	192 963.0	224 343.2	262 101.6	309 853.1	370 678.0
Current payments	6)	55 600.6	61 481.7	68 568.7	76 586.8	87 172.2	101 601.2
Transfers and subsidies	7)	110 082.3	126 136.6	148 790.8	178 111.1	213 685.4	249 323.0
Payments for capital assets	8)	4 439.1	5 344.7	6 983.7	6 067.8	7 182.9	8 780.8
Payments for financial assets	9)	—	—	—	1 335.8	1 812.5	10 972.9
Contingency reserve		—	—	—	—	—	—

Total expenditure		328 666.1	368 459.4	416 684.0	470 192.5	541 495.7	636 063.5

Budget balance		-29 235.0	-20 604.9	-4 936.1	11 004.5	18 278.1	-27 267.7
Budget balance as percentage of GDP		-2.2%	-1.4%	-0.3%	0.6%	0.9%	-1.2%
Extraordinary payments	10)	-7 443.4	-9 787.4	-4 553.9	-4 213.7	-775.6	-4 284.1
Extraordinary receipts	11)	1 598.2	2 492.0	6 905.2	3 438.1	2 870.7	8 203.4

Net borrowing requirement (-)		-35 080.2	-27 900.3	-2 584.8	10 228.9	20 373.2	-23 348.4

Financing
Change in loan liabilities

Domestic short-term loans (net)		6 719.8	6 132.0	5 716.4	5 334.1	5 672.9	12 225.1

Domestic long-term loans (net)		31 123.3	33 409.3	23 086.0	891.7	-2 448.2	23 059.0
Market loans		50 554.5	50 300.2	44 932.0	36 938.3	26 820.2	42 354.3
Extraordinary issues		7 205.6	9 460.8	4 539.0	—	—	-
Redemptions		-26 636.8	-26 351.7	-26 385.0	-36 046.6	-29 268.4	-19 295.3

Foreign loans (net)		1 045.1	4 537.9	518.0	181.5	-4 745.4	-3 954.4
Market loans		10 576.1	9 872.9	—	3 617.9	-1 568.0	-
Arms procurement loan agreements		3 770.9	—	2 896.8	3 690.0	2 426.5	3 057.3
World Bank loans		—	—	50.0	—	20.0	1.4
Redemptions (including revaluation of loans)	12)	-13 301.9	-5 335.0	-2 428.8	-7 126.4	-5 623.9	-7 013.1

Change in cash and other balances (- increase)		-3 807.9	-16 178.9	-26 735.6	-16 636.2	-18 852.5	-7 981.3

Total financing (net)		35 080.2	27 900.3	2 584.8	-10 228.9	-20 373.2	23 348.4

Gross domestic product (GDP)		1 303 907	1 449 020	1 613 812	1 833 191	2 081 626	2 320 117

1)	This table summarises revenue, expenditure and the main budget balance since 2003/04. As available data are incomplete, the estimates are not fully consistent with other sources, such as the government finance statistics series of the Reserve Bank.

2)	Mining leases and ownership has been reclassified as non-tax revenue (rent on land). Historical numbers have been adjusted for comparative purposes.

3)	Excludes sales of capital assets.

4)	Excludes discount and premium on the issuance of new government debt instruments, premium on debt portfolio restructuring and revaluation of foreign loan repayments. Includes cost of raising loans and management cost.

5)	Include statutory appropriations iro the salaries of the President, Deputy President, judges, magistrates and members of Parliament. Standing appropriations have been reclassified as Transfers and subsidies.

ANNEXURE B: STATISTICAL TABLES

Table 1 Main Budget:
Revenue, expenditure, budget balance and financing 1)

2009/10			2010/11	2011/12	2012/13
Budget	Revised	Deviation	Medium-term estimates
estimate	estimate						R million

							Main budget revenue
642 947.2	571 434.1	-71 513.0	643 239.0	721 688.8	807 832.3		Current revenue
659 304.0	590 425.0	-68 879.0	647 850.0	721 477.0	818 298.0		Tax revenue (gross)
-27 915.4	-27 915.4	—	-14 991.3	-11 211.0	-22 781.0		Less: SACU payments
11 558.6	8 924.5	-2 634.0	10 380.3	11 422.8	12 315.3	3)	Non-tax revenue (departmental receipts)
43.0	58.0	15.0	—	60.4	64.2		Sales of capital assets

642 990.2	571 492.1	-71 498.0	643 239.0	721 749.2	807 896.4		Total revenue
							Main budget expenditure
302 919.6	311 080.3	8 160.7	350 625.0	389 349.8	420 052.9		Direct charges against the National Revenue Fund
55 268.0	57 599.8	2 331.8	71 357.6	88 462.7	104 022.0	4)	Cost of servicing state debt
231 050.9	236 877.8	5 826.9	260 973.7	280 688.7	294 780.0		Provincial equitable share
6 800.1	6 800.1	—	7 542.4	8 531.1	8 957.7		General fuel levy sharing with metros
7 750.0	7 750.0	—	8 424.2	9 148.7	9 606.1		Skills levy and Setas
2 050.7	2 052.7	2.0	2 327.1	2 518.6	2 687.0	5)	Other
429 643.2	437 736.1	8 092.9	461 517.9	486 987.8	520 261.0		Appropriated by vote
112 939.4	117 163.1	4 223.7	128 611.4	139 118.0	146 203.9	6)	Current payments
276 415.7	279 125.2	2 709.5	302 727.5	336 443.2	360 714.2	7)	Transfers and subsidies
8 530.5	8 687.9	157.4	9 290.5	10 676.6	13 342.9	8)	Payments for capital assets
31 757.6	32 760.0		20 888.6	750.0	0.0	9)
6 000.0	—	-6 000.0	6 000.0	12 000.0	24 000.0		Contingency reserve

738 562.8	748 816.5	10 253.6	818 142.9	888 337.6	964 313.8		Total expenditure

-95 572.6	-177 324.3	-81 751.7	-174 903.9	-166 588.4	-15 6 417.4		Budget balance
-4.2%	-7.2%	-3.1%	-6.5%	-5.6%	-4.7%		Budget balance as percentage of GDP
-900.0	-673.0	227.0	—	—	—	10)	Extraordinary payments
6 100.0	6 536.0	436.0	—	—	—	11)	Extraordinary receipts

-90 372.6	-171 461.3	-81 088.7	-174 903	-166 588.4	-156 417.4		Net borrowing requirement (-)

							Financing
							Change in loan liabilities

15 400.0	49 700.0	34 300.0	22 000.0	20 000.0	20 000.0		Domestic short-term loans (net)

61 521.7	114 043.4	52 521.7	137 740.2	129 136.8	117 072.7		Domestic long-term loans (net)
70 499.8	127 714.6	57 214.8	151 344.3	142 677.7	142 951.3		Market loans
—	—	—	—	—	—		Extraordinary issues
-8 978.1	-13 671.2	-4 693.1	-13 604.1	-13 540.9	-25 878.6		Redemptions

3 836.8	9 059.9	5 223.1	11 563.9	13 851.6	15 744.7		Foreign loans (net)
9 800.0	16 098.0	6 298.0	14 439.0	17 271.0	29 003.0		Market loans
3 872.0	1 413.0	-2 459.0	352.0	511.0	38.0		Arms procurement loan agreements
—	—	—	—	—	—		World Bank loans
-9 835.2	-8 451.1	1 384.1	-3 227.1	-3 930.4	-13 296.3	12)	Redemptions (including revaluation of loans)
9 614.1	-1 342.0	-10 956.1	3600.0	3 600.0	3600.0		Change in cash and other balances (- increase)

90 372.6	171 461.3	81 088.7	174 903.9	166 588.4	156 417.4		Total financing (net)

2 286 906	2 449 858	162 952	2 699 888	2 967 560	3 295 749		Gross domestic product (GDP)

6)	Includes compensation of employees, payments for goods and services, interest on overdue accounts, rent on land and financial transactions in assets and liabilities. Payment for medical benefits to former employees has been moved to transfers.

7)	Includes current and capital transfers and subsidies to business, households, foreign countries and other levels and funds of general government.

8)	Includes acquisition and own account construction of new assets and the cost of upgrading, improving and extentions to existing capital assets.

9)	Consists mainly of lending to public corporations or making equity investments in them for policy purposes. Previously included in Transfers and subsidies.

10)	Includes premiums incurred on loan issues, bond switch and buy-back transactions and revaluation adjustments when utilising foreign exchange deposits.

11)	Includes proceeds from the sale of state assets and strategic supplies as well as premiums received on loan issues, bond switches and buy-back transactions and revaluation ajustments when utilising foreign exchange deposits.

12)	Revaluation estimates are based on National Treasury’s projection of exchange rates.

2010 BUDGET REVIEW

Table 2
Main Budget: Estimates of national revenue
Summary of revenue 1)

		1992/93	1993/94	1994/95	1995/96	1996/97	1997/98	1998/99
R million		Actual collections

Taxes on income and profits		47 559.4	50 933.7	61 004.7	68 883.8	82 876.1	95 003.6	108 021.5
Persons and individuals		33 833.0	37 805.3	44 972.8	51 179.3	59 519.8	68 342.4	77 733.9
Gold mines		421.5	622.5	1172.7	893.7	507.7	332.5	188.6
Other mines		575.7	508.6	457.2	714.8	1341.6	1 349.4	1946.1
Companies		12 126.0	10 359.3	11 961.3	14 059.0	16 985.0	19 696.4	2 0388.0
Secondary tax on companies		—	876.7	1 303.6	1 262.2	1 337.9	1 446.4	1 930.8
Tax on retirement funds		—	—	—	—	2 565.5	3 229.7	5 098.8
Other	2)	603.1	761.4	1 137.1	774.8	618.6	606.8	735.3

Taxes on payroll and workforce		—	—	—	—	—	—	_
Skills development levy	3)	—	—	—	—	—	—	—

Taxes on property		1 187.5	1 500.9	2 074.7	2 233.9	2 359.3	2 618.4	2 830.4
Donations tax		18.0	39.0	104.4	61.0	46.7	17.7	9.1
Estate duty		84.9	118.3	125.3	181.3	181.8	302.6	256.4
Securities transfer tax	4)	164.5	267.0	431.5	462.9	397.3	442.3	721.1
Transfer duties		920.1	1 076.7	1 413.5	1 528.7	1 733.5	1 855.8	1 565.4
Demutualisation charge		—	—	—	—	—	—	278.5

Domestic taxes on goods and services		29 551.5	38 949.2	44 070.3	48 881.7	53 572.9	60 619.0	66 213.2
Value-added tax	5)	17 506.1	25 449.0	29 288.4	32 768.2	35 902.9	40 095.6	43 985.4
Specific excise duties		4 099.5	4 628.3	5 431.3	6 075.0	5 912.4	7 425.8	8 052.8
Ad valorem excise duties		336.5	338.7	372.9	400.2	718.7	581.6	518.9
General fuel levy		7 083.1	7 860.2	8 351.5	8 928.0	10 391.6	12 091.2	13 640.0
Air departure tax		—	—	—	—	—	—	—
Other	6)	526.4	673.0	626.2	710.2	647.2	424.8	16.0

Taxes on international trade and transactions		4 644.7	5 246.9	5 606.4	6 169.6	7 200.5	5 638.6	6 052.5
Customs duties		2 961.1	3 413.4	4 247.0	5 325.9	6 518.0	6 055.7	5 985.7
Import surcharges		1 520.9	1 756.1	1 170.8	456.7	-5.9	-1.4	1.6
Other	7)	162.7	77.3	188.5	387.1	688.4	-415.7	65.2

Stamp duties and fees		760.4	846.7	942.9	1 024.8	1 202.4	1 483.8	1 489.0

State miscellaneous revenue	8)	25.8	10.3	75.6	84.1	121.2	-36.0	179.3

TOTAL TAX REVENUE (gross)		83 729.3	97 487.7	113 774.5	127 278.0	147 332.3	165 327.4	184 785.9
Non-tax revenue	9)	2 131.0	2 275.7	1 802.2	2 614.9	3 522.7	3 299.4	4 796.2
Less: SACU payments	10)	-2 984.1	-3 089.4	-3 248.8	-3 890.1	-4 362.7	-5 237.2	-5 576.7

TOTAL MAIN BUDGET REVENUE		82 876.1	96 674.0	112 327.9	126 002.7	146 492.4	163 389.6	184 005.4

Current revenue		82 807.3	96 645.2	112 312.4	125 979.4	146 477.7	163 371.2	183 978.6
Direct taxes		47 662.3	51 091.0	61 234.4	69 126.1	83 104.6	95 323.9	108 565.5
Indirect taxes		36 041.2	46 386.4	52 464.5	58 067.7	64 106.6	70 039.5	76 041.1
State miscellaneous revenue		25.8	10.3	75.6	84.1	121.2	-36.0	179.3
Non-tax revenue (excluding sales of capital assets)	11)	2 062.2	2 246.9	1 786.7	2 591.5	3 508.0	3 280.9	4 769.3
Less: SACU payments		-2 984.1	-3 089.4	-3 248.8	-3 890.1	-4 362.7	-5 237.2	-5 576.7
Sales of capital assets		68.8	28.8	15.5	23.4	14.7	18.4	26.9

Extraordinary receipts	12)	1 221.5	1 583.7	1 201.0	1 391.4	1 629.4	2 947.4	2 757.6

1)	Data prior to 1994/95 (representing the former State Revenue Account) are adjusted to be comparable to the current National Revenue Fund (see introductory notes to this statistical annexure). Data prior to 1995/96 include collections by the former TBVC states and self-governing territories.

2)	Includes interest on overdue income tax, non-resident shareholders’ tax (prior to 1999/00), non-residents’ tax on interest (prior to 1999/00), undistributed profits tax (prior to 1999/00) and small business tax amnesty (in 2006/07, 2007/08 and 2008/09).

3)	Levy on payroll dedicated to skills development.

4)	The Securities Transfer Tax (STT) replaced the Uncertificated securities tax (UST) as from 1 July 2008. The UST replaced the marketable securities tax as from 1 June 1999.

5)	The value-added tax (VAT) replaced the general sales tax in September 1991.

6)	Includes plastic bag levy (from 2004/05), Universal Service Fund (from 1998/99), Human Resources Fund and Universal Service Agency (in 1998/99 and 1999/00) and levies on financial services (up to 2004/05). Mining leases and ownership has been reclassified as non-tax revenue. CO 2 tax motor vehicle emissions. The historical years from

ANNEXURE B: STATISTICAL TABLES

Table 2 Main Budget: Estimates of national revenue Summary of revenue 1)

1999/00	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06
Actual collections								R million

116 148.9	126 145.2	147 310.4	164 565.9	171 962.8	195 219.1	230 803.6		Taxes on income and profits
85 883.8	86 478.0	90 389.5	94 336.7	98 495.1	110 981.9	125 645.3		Persons and individuals
—	—	—	—	—	—	—		Gold mines
—	—	—	—	—	—	—		Other mines
20 971.6	29 491.8	42 354.5	55 745.1	60 880.8	70 781.9	86 160.8		Companies
3 149.9	4 031.3	7 162.7	6 325.6	6 132.9	7 487.1	12 277.6		Secondary tax on companies
5 330.4	5 219.8	6 190.6	6 989.7	4 897.7	4 406.1	4 783.1		Tax on retirement funds
813.1	924.3	1 213.1	1 169.0	1 556.3	1 562.2	1 936.7	2)	Other
0.1	1 257.4	2 717.3	3 352.1	3 896.4	4 443.3	4 872.0		Taxes on payroll and workforce
0.1	1 257.4	2 717.3	3 352.1	3 896.4	4 443.3	4 872.0	3)	Skills development levy
3 808.4	3 978.8	4 628.3	5 084.6	6 707.5	9 012.6	11 137.5		Taxes on property
15.2	32.1	20.6	17.7	17.1	25.2	29.5		Donations tax
304.2	442.7	481.9	432.7	417.1	506.9	624.7		Estate duty
1 090.4	1 102.1	1 212.8	1 205.2	1 101.1	1 365.9	1 973.4	4)	Securities transfer tax
1 821.6	2 401.9	2 913.0	3 429.0	5 172.1	7 114.6	8 510.0		Transfer duties
577.0	—	—	—	—	—	—		Demutualisation charge
72 184.7	78 877.5	86 885.1	97 311.5	110 108.6	131 980.6	151 223.6		Domestic taxes on goods and services
48 376.8	54 455.2	61 056.6	70 149.9	80 681.8	98 157.9	114 351.6	5)	Value-added tax
8 886.1	9 126.6	9 797.2	10 422.6	11 364.6	13 066.7	14 546.5		Specific excise duties
584.3	693.9	776.1	1 050.2	1 016.2	1 015.2	1 157.3		Ad valorem excise duties
14 289.8	14 495.3	14 923.2	15 333.8	16 652.4	19 190.4	20 506.7		General fuel levy
—	85.8	296.4	324.8	367.2	412.2	458.2		Air departure tax
47.6	20.7	35.5	30.3	26.5	138.3	203.4	6)	Other
6 778.1	8 226.6	8 680.1	9 619.8	8 414.3	13 286.5	18 201.9		Taxes on international trade and transactions
6 517.8	7 853.6	8 632.2	9 330.7	8 479.4	12 888.4	18 303.5		Customs duties
0.4	0.0	0.5	0.0	—	—	—		Import surcharges
259.9	372.9	47.5	289.1	-65.1	398.1	-101.6	7)	Other
1 618.9	1 561.6	1 767.2	1 572.4	1 360.1	1 167.7	792.8		Stamp duties and fees
727.0	72.0	306.7	433.0	-7.1	-130.9	164.2	8)	State miscellaneous revenue

201 265.9	220 119.1	252 295.0	281 939.3	302 442.6	354 978.8	417 195.7		TOTAL TAX REVENUE (gross)
4 093.8	3 868.8	4 172.2	4 827.9	6 711.3	6 203.3	8 697.1	9)	Non-tax revenue
-7 197.3	-8 396.1	-8 204.8	-8 259.4	-9 722.7	-13 327.8	-14 144.9	10)	Less: SACU payments

198 162.4	215 591.9	248 262.4	278 507.7	299 431.2	347 854.4	411 747.9		TOTAL MAIN BUDGET REVENUE

198 120.7	215 548.4	248 258.2	278 449.9	299 414.7	347 824.2	411 668.6		Current revenue
117 045.3	127 877.4	150 530.1	168 368.4	176 293.5	200 194.5	236 329.7		Direct taxes
83 493.7	92 169.7	101 458.2	113 137.9	126 156.1	154 915.3	180 701.8		Indirect taxes
727.0	72.0	306.7	433.0	-7.1	-130.9	164.2		State miscellaneous revenue
4 052.1	3 825.4	4 168.0	4 770.0	6 694.8	6 173.2	8 617.8	11)	Non-tax revenue (excluding sales of capital assets)
-7 197.3	-8 396.1	-8 204.8	-8 259.4	-9 722.7	-13 327.8	-14 144.9		Less: SACU payments
41.7	43.5	4.2	57.8	16.5	30.2	79.3		Sales of capital assets

7 238.3	2 983.5	4 159.1	8 167.9	1 598.2	2 492.0	6 905.2	12)	Extraordinary receipts

1998/99 have been adjusted for comparative purposes.

7)	Includes miscellaneous customs and excise receipts, ordinary levy (up to 2004/05) and diamond export duties.

8)	Includes revenue received by SARS which could not be allocated to a specific revenue type.

9)	Includes sales of goods and services, fines, penalties and forfeits, interest, dividends and rent on land (including mineral and petroleum royalties), sales of capital assets as well as transactions in financial assets and liabilities.

10)	Payments in terms of Southern African Custom Union (SACU) agreements.

11)	Excludes sales of capital assets.

Sales of strategic fuel stocks, proceeds from sales of state assets and certain other receipts are, by law, paid into the National Revenue Fund, but are not regarded as departmental receipts

2010 BUDGET REVIEW

Table 2
Main Budget: Estimates of national revenue
Summary of revenue 1)

		2006/07	2007/08	2008/09	2009/10		2010/11
						% change	Budget estimates
			Actual		Revised	on actual	Before	After
R million			collections		estimates	2008/09	tax proposals
Taxes on income and profits		279 990.5	332 058.3	383 482.7	352 800.0	-8.0%	384 465.8	377 715.8
Persons and individuals		140 578.3	168 774.4	195 115.0	203 500.0	4.3%	230 075.8	224 675.8
Companies		118 998.6	140 119.8	165 378.3	130 500.0	-21.1%	135 000.0	133 650.0
Secondary tax on companies		15 291.4	20 585.4	20 017.6	16 000.0	-20.1%	16 500.0	16 500.0
Tax on retirement funds		3 190.5	285.4	143.3	—	-100.0%	—	—
Other	2)	1 931.7	2 293.3	2 828.6	2 800.0	-1.0%	2 890.0	2 890.0

Taxes on payroll and workforce		5 597.4	6 330.9	7 327.5	7 750.0	5.8%	8 424.2	8 424.2
Skills development levy	3)	5 597.4	6 330.9	7 327.5	7 750.0	5.8%	8 424.2	8 424.2

Taxes on property		10 332.3	11 883.9	9 477.1	9 000.0	-5.0%	9 960.0	9 960.0
Donations tax		47.0	27.6	125.0	60.0	—	60.0	60.0
Estate duty		747.4	691.0	756.7	740.0	-2.2%	800.0	800.0
Securities transfer tax	4)	2 763.9	3 757.1	3 664.5	3 600.0	-1.8%	4 100.0	4 100.0
Transfer duties		6 774.0	7 408.2	4 930.9	4 600.0	-6.7%	5 000.0	5 000.0

Domestic taxes on goods and services		174 671.4	194 690.3	201 416.1	201 995.0	0.3%	224 580.0	230 880.0
Value-added tax	5)	134 462.6	150 442.8	154 343.1	146 500.0	-5.1%	164 000.0	164 000.0
Specific excise duties		16 369.4	18 218.4	20 184.5	21 000.0	4.0%	22 000.0	24 250.0
Ad valorem excise duties		1 282.7	1 480.5	1 169.5	1 100.0	-5.9%	1 200.0	1 200.0
General fuel levy		21 844.6	23 740.5	24 883.8	29 000.0	16.5%	31 000.0	34 600.0
Air departure tax		484.8	540.6	549.4	600.0	9.2%	750.0	750.0
Electricity levy		—	—	—	3 400.0	—	5 200.0	5 200.0
Other	6)	227.2	267.4	285.7	395.0	38.2%	430.0	880.0

Taxes on international trade and transactions		24 002.2	27 081.9	22 852.4	18 830.0	-17.6%	20 850.0	20 850.0
Customs duties		23 697.0	26 469.8	22 751.0	18 500.0	-18.7%	20 500.0	20 500.0
Other	7)	305.2	612.1	101.4	330.0	225.4%	350.0	350.0

Stamp duties and fees		615.7	557.1	571.8	50.0	-91.3%	20.0	20.0

State miscellaneous revenue	8)	339.2	212.2	-27.4	—	—	—	—

TOTAL TAX REVENUE (gross)		495 548.6	572 814.6	625 100.2	590 425.0	-5.5%	648 300.0	647 850.0

Non-tax revenue	9)	10 843.3	11 671.7	12 616.2	8 982.6	-28.8%	10 380.3	10 380.3
Less: SACU payments	10)	-25 194.9	-24 712.6	-28 920.6	-27 915.4	-3.5%	-14 991.3	-14 991.3

TOTAL MAIN BUDGET REVENUE		481 197.0	559 773.8	608 795.7	571 492	-6.1%	643 689	643 239

Current revenue		481 158.2	559 543.7	608 664.5	571 433.1	-6.1%	643 631.0	643 181.0
Direct taxes		286 382.4	339 107.8	391 691.9	361 350.0	-7.7%	393 750.0	387 000.0
Indirect taxes		208 827.1	233 494.6	233 435.7	229 075.0	-1.9%	254 550.0	260 850.0
State miscellaneous revenue		339.2	212.2	-27.4	—	—	—	—
Non-tax revenue (excluding sales of capital assets)	11)	10 804.5	11 441.6	12 484.9	8 923.6	-28.5%	10 322.3	10 322.3
Less: SACU payments		-25 194.9	-24 712.6	-28 920.6	-27 915.4	-3.5%	-14 991.3	-14 991.3
Sales of capital assets		38.8	230.1	131.2	59.0	-55.0%	58.0	58.0

Extraordinary receipts	12)	3 438.0	2 870.7	8 203.4	7 535.9		—	—

1)	Data prior to 1994/95 (representing the former State Revenue Account) are adjusted to be comparable to the current National Revenue Fund (see introductory notes to this statistical annexure). Data prior to 1995/96 include collections by the former TBVC states and self-governing territories.

2)	Includes interest on overdue income tax, non-resident shareholders’ tax (prior to 1999/00), non-residents’ tax on interest (prior to 1999/00), undistributed profits tax (prior to 1999/00) and small business tax amnesty (in 2006/07, 2007/08 and 2008/09).

3)	Levy on payroll dedicated to skills development.

4)	The Securities Transfer Tax (STT) replaced the Uncertificated securities tax (UST) as from 1 July 2008. The UST replaced the marketable securities tax as from 1 June 1999.

5)	The value-added tax (VAT) replaced the general sales tax in September 1991.

6)	Includes plastic bag levy (from 2004/05), Universal Service Fund (from 1998/99), Human Resources Fund and Universal Service Agency (in 1998/99 and 1999/00) and levies on financial services (up to 2004/05). Mining leases and ownership has been reclassified as non-tax revenue. CO 2 tax motor vehicle emissions. The historical years from

ANNEXURE B: STATISTICAL TABLES

Table 2
Main Budget: Estimates of national revenue
Summary of revenue 1)

2010/11			2011/12		2012/13
% change	% of		% change on		% change
on revised	total budget		after tax proposals		on
2009/10	revenue	Estimates	2010/11	Estimates	2011/12		R million
7.1%	58.7%	428132.5	13.3%	489416.2	14.3%		Taxes on income and profits
10.4%	34.9%	264646.5	17.8%	312123.2	17.9%		Persons and individuals
2.4%	20.8%	143065.0	7.0%	159753.0	11.7%		Companies
3.1%	2.6%	17360.0	5.2%	14130.0	-18.6%		Secondary tax on companies
—	—	—	—	—	—		Tax on retirement funds
3.2%	0.4%	3061.0	5.9%	3410.0	11.4%	2)	Other
8.7%	1.3%	9148.5	8.6%	9605.8	5.0%		Taxes on payroll and workforce
8.7%	1.3%	9148.5	8.6%	9605.8	5.0%	3)	Skills development levy
10.7%	1.5%	10980.0	10.2%	12460.0	13.5%		Taxes on property
—	0.0%	70.0	16.7%	80.0	14.3%		Donations tax
8.1%	0.1%	870.0	8.7%	970.0	11.5%		Estate duty
13.9%	0.6%	4310.0	5.1%	4680.0	8.6%	4)	Securities transfer tax
8.7%	0.8%	5730.0	14.6%	6730.0	17.5%		Transfer duties
14.3%	35.9%	250335.0	8.4%	280980.0	12.2%		Domestic taxes on goods and services
11.9%	25.5%	179250.0	9.3%	203820.0	13.7%	5)	Value-added tax
15.5%	3.8%	25210.0	4.0%	27360.0	8.5%		Specific excise duties
9.1%	0.2%	1270.0	5.8%	1340.0	5.5%		Ad valorem excise duties
19.3%	5.4%	36780.0	6.3%	39880.0	8.4%		General fuel levy
25.0%	0.1%	780.0	4.0%	800.0	2.6%		Air departure tax
52.9%	0.8%	5380.0	3.5%	5900.0	9.7%		Electricity levy
122.8%	0.1%	1665.0	89.2%	1880.0	12.9%	6)	Other
10.7%	3.2%	22861.0	9.6%	25806.0	12.9%		Taxes on international trade and transactions
10.8%	3.2%	22490.0	9.7%	25380.0	12.9%		Customs duties
6.1%	0.1%	371.0	6.0%	426.0	14.8%	7)	Other
—	0.0%	20.0	—	30.0	50.0%		Stamp duties and fees
—	—	—	—	—	—	8)	State miscellaneous revenue

9.7%	100.7%	721477.0	11.4%	818298.0	13.4%		TOTAL TAX REVENUE (gross)
15.6%	1.6%	11483.2	10.6%	12379.4	7.8%	9)	Non-tax revenue
-46.3%	-2.3%	-11211.0	-25.2%	-22781.0	103.2%	10)	Less: SACU payments

12.6%	100.0%	721 749	12.2%	807 896	11.9%		TOTAL MAIN BUDGET REVENUE

12.6%	100.0%	721688.8	12.2%	807832.3	11.9%		Current revenue
7.1%	60.2%	438221.0	13.2%	500072.0	14.1%		Direct taxes
13.9%	40.6%	283256.0	8.6%	318226.0	12.3%		Indirect taxes
—	—	—	—	—	—		State miscellaneous revenue
15.7%	1.6%	11422.8	10.7%	12315.3	7.8%	11)	Non-tax revenue (excluding sales of capital assets)
-46.3%	-2.3%	-11211.0	-25.2%	-22781.0	103.2%		Less: SACU payments
-1.7%	0.0%	60.4	4.1%	64.2	6.2%		Sales of capital assets

		—		—		12)	Extraordinary receipts

1998/99 have been adjusted for comparative purposes.

7)	Includes miscellaneous customs and excise receipts, ordinary levy (up to 2004/05) and diamond export duties. 8) Includes revenue received by SARS which could not be allocated to a specific revenue type.

9)	Includes sales of goods and services, fines, penalties and forfeits, interest, dividends and rent on land (including mineral and petroleum royalties), sales of capital assets as well as transactions in financial assets and liabilities.

10)	Payments in terms of Southern African Custom Union (SACU) agreements.

11)	Excludes sales of capital assets.

12)	Sales of strategic fuel stocks, proceeds from sales of state assets and certain other receipts are, by law, paid into the National Revenue Fund, but are not regarded as departmental receipts.

2010 BUDGET REVIEW
Table 3
Main Budget: Estimates of national revenue
Detailed clssification of revenue

		2006/07	2007/08	2008/09
		Actual		Before	After	Revised	Actual
R thousands		collections		tax proposals		estimate	collection
Taxes on income and profits		279 990 516	332 058 296	384 354 900	369 754 000	383 635 000	383 482 732
Income tax on persons and individuals		140 578 347	168 774 352	198 746 900	191 046 000	199 000 000	195 115 008
Tax on corporate income
Companies		118 998 582	140 119 831	163 371 000	156 471 000	162 000 000	165 378 278
Secondary tax on companies		15 291 351	20 585 421	20 000 000	20 000 000	20 000 000	20 017 580
Tax on retirement funds		3 190 529	285 357	—	—	230 000	143 251
Other
Interest on overdue income tax		1 931 050	2 280 507	2 237 000	2 237 000	2 365 000	2 776 988
Small business tax amnesty		657	12 828	—	—	40 000	51 627
Taxes on payroll and workforce		5 597 401	6 330 917	7 529 600	7 529 600	7 255 600	7 327 463
Skills development levy		5 597 401	6 330 917	7 529 600	7 529 600	7 255 600	7 327 463
Taxes on property		10 332 290	11 883 869	14 212 000	14 212 000	9 710 000	9 477 079
Estate, inheritance and gift taxes
Donations tax		47 022	27 551	35 000	35 000	110 000	124 992
Estate duty		747 447	691 031	875 000	875 000	685 000	756 738
Taxes on financial and capital transactions
Securities transfer tax	1)	2 763 861	3 757 114	4 682 000	4 682 000	3 875 000	3 664 484
Transfer duties		6 773 960	7 408 173	8 620 000	8 620 000	5 040 000	4 930 865
Domestic taxes on goods and services		174 671 372	194 690 295	214 319 000	218 420 000	202 064 000	201 416 062
Value-added tax		134 462 599	150 442 849	167 528 000	167 028 000	154 919 000	154 343 122
Specific excise duties
Beer		4 795 442	5 141 862	5 630 000	5 941 000	5 763 200	5 514 810
Sorghum beer and sorghum flour		43 357	34 675	35 000	35 000	38 900	38 240
Wine and other fermented beverages		1 031 611	1 253 881	1 320 000	1 410 000	1 405 400	1 358 440
Spirits		2 016 802	2 364 130	2 620 000	2 890 000	2 649 800	2 511 160
Cigarettes and cigarette tobacco		6 783 519	7 665 368	7 780 000	8 375 000	8 591 600	8 659 210
Pipe tobacco and cigars		410 079	379 064	415 000	430 000	424 900	596 030
Petroleum products	2)	846 609	901 269	925 000	980 000	1 010 200	880 630
Revenue from neighbouring countries	3)	441 978	478 198	325 000	340 000	536 000	626 020
Ad valorem excise duties		1 282 664	1 480 454	1 682 000	1 682 000	1 370 000	1 169 529
General fuel levy		21 844 641	23 740 511	25 184 000	26 434 000	24 480 000	24 883 776
Taxes on use of goods or permission to use goods or to perform activities
Air passenger tax		484 823	540 635	545 000	545 000	580 000	549 365
Plastic bags levy		75 128	86 314	90 000	90 000	70 000	78 563
Electricity levy		—	—	—	2 000 000	—	—
Incandescent light bulb levy		—	—	—	—	—	—
CO2 tax — motor vehicle emissions		—	—	—	—	—	—
Turnover tax for micro businesses		—	—	—	—	—	—
Other
Universal Service Fund		152120	181 085	240 000	240 000	225 000	207 167
Taxes on international trade and transactions		24 002 197	27 081 900	31 473 000	31 473 000	24 410 170	22 852 428
Import duties
Customs duties		23 697 003	26 469 760	31 073 000	31 073 000	23 780 000	22 751 022
Other
Miscellaneous customs and excise receipts		305 194	612 024	400 000	400 000	630 000	101 239
Diamond export levy		—	116	—	—	170	167
Other taxes		615 670	557 123	700 000	700 000	618 000	571 838
Stamp duties and fees		615 670	557 123	700 000	700 000	618 000	571 838
State miscellaneous revenue	4)	339 171	212 236	—	—	—	-27 439
TOTAL TAX REVENUE (gross)		495 548 617	572 814 636	652 588 500	642 088 600	627 692 770	625 100 163
Less: SACU payments	5)	-25 194 939	-24 712 567	-28 920 625	-28 920 625	-28 920 625	-28 920 624
Payments in terms of Customs Union agreements (sec. 51(2) of Act 91 of 1964)		-25 194 939	-24 712 567	-28 920 625	-28 920 625	-28 920 625	-28 920 624
TOTAL TAX REVENUE (net of SACU payments)		470 353 678	548 102 069	623 667 875	613 167 975	598 772 145	596 179 539

1)	The Securities Transfer Tax (STT) replaced the Uncertificated securities tax (UST) as from 1 July 2008.

2)	Specific excise duties on petrol, distillate fuel, residual fuel and base oil.

3)	Excise duties which are collected by the Botswana, Lesotho, Namibia and Swaziland (BLNS) countries.

4)	Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types.

5)	Payments in terms of Southern African Custom Union (SACU) agreements.

ANNEXURE B: STATISTICAL TABLES

Table 3
Main Budget: Estimates of national revenue
Detailed classification of revenue

2009/10				2010/11
Budget estimates			% change on
Before	After	Revised	2008/09	Before	After
tax proposals		estimate	actual	tax proposals			R thousands
403 590 000	389 040 000	352 800 000	-8.0%	384 465 800	377 715 800		Taxes on income and profits
221 000 000	207 450 000	203 500 000	4.3%	230 075 800	224 675 800		Income tax on persons and individuals
							Tax on corporate income
161 000 000	160 000 000	130 500 000	-21.1%	135 000 000	133 650 000		Companies
19 000 000	19 000 000	16 000 000	-20.1%	16 500 000	16 500 000		Secondary tax on companies
—	—	—	-100.0%	—	—		Tax on retirement funds
							Other
2 560 000	2 560 000	2 700 000	-2.8%	2 780 000	2 780 000		Interest on overdue income tax
30 000	30 000	100 000	—	110 000	110 000		Small business tax amnesty
7 749 980	7 749 980	7 749 980	5.8%	8 424 228	8 424 228		Taxes on payroll and workforce
7 749 980	7 749 980	7 749 980	5.8%	8 424 228	8 424 228		Skills development levy
10 420 000	10 420 000	9 000 000	-5.0%	9 960 000	9 960 000		Taxes on property
							Estate, inheritance and gift taxes
80 000	80 000	60 000	—	60 000	60 000		Donations tax
700 000	700 000	740 000	-2.2%	800 000	800 000		Estate duty
							Taxes on financial and capital transactions
4 300 000	4 300 000	3 600 000	-1.8%	4 100 000	4 100 000	1)	Securities transfer tax
5 340 000	5 340 000	4 600 000	-6.7%	5 000 000	5 000 000		Transfer duties
216 832 000	226 757 000	201 995 000	0.3%	224 579 990	230 880 000		Domestic taxes on goods and services
168 807 000	168 807 000	146 500 000	-5.1%	164 000 000	164 000 000		Value-added tax
							Specific excise duties
5 907 600	6 512 800	5 772 000	4.7%	6 046 860	6 665 290		Beer
40 500	40 500	41 000	7.2%	42 950	47 350		Sorghum beer and sorghum flour
1 414 300	1 559 200	1 489 000	9.6%	1 559 900	1 719 440		Wine and other fermented beverages
2 501 300	2 807 500	2 808 000	11.8%	2 941 710	3 242 570		Spirits
8 812 300	9 614 000	9 100 000	5.1%	9 533 330	10 508 330		Cigarettes and cigarette tobacco
457 700	679 700	400 000	-32.9%	419 050	461 900		Pipe tobacco and cigars
876 300	876 300	880 000	-0.1%	921 900	1 016 190	2)	Petroleum products
490 000	510 000	510 000	-18.5%	534 290	588 930	3)	Revenue from neighbouring countries
1 350 000	1 350 000	1 100 000	-5.9%	1 200 000	1 200 000		Ad valorem excise duties
25 200 000	30 090 000	29 000 000	16.5%	31 000 000	34 600 000		General fuel levy
							Taxes on use of goods or permission to use goods or to perform activities
650 000	770 000	600 000	9.2%	750 000	750 000		Air passenger tax
75 000	90 000	140 000	78.2%	150 000	150 000		Plastic bags levy
—	2 780 000	3 400 000	—	5 200 000	5 200 000		Electricity levy
—	20 000	20 000	—	20 000	20 000		Incandescent light bulb levy
—	—	—		—	450 000		CO2 tax — motor vehicle emissions
—	—	10 000	—	10 000	10 000		Turnover tax for micro businesses
							Other
250 000	250 000	225 000	8.6%	250 000	250 000		Universal Service Fund
25 287 000	25 337 000	18 830 000	-17.6%	20 850 000	20 850 000		Taxes on international trade and transactions
							Import duties
24 635 000	24 635 000	18 500 000	-18.7%	20 500 000	20 500 000		Customs duties
							Other
652 000	652 000	280 000	176.6%	300 000	300 000		Miscellaneous customs and excise receipts
—	50 000	50 000	29 840.1%	50 000	50 000		Diamond export levy
—	—	50 000	-91.3%	20 000	20 000		Other taxes
—	—	50 000	-91.3%	20 000	20 000		Stamp duties and fees
—	—	—	—	—	—	4)	State miscellaneous revenue
663 878 980	659 303 980	590 424 980	-5.5%	648 300 018	647 850 028		TOTAL TAX REVENUE (gross)
-27 915 405	-27 915 405	-27 915 405	-3.5%	-14 991 309	-14 991 309	5)	Less: SACU payments
-27 915 405	-27 915 405	-27 915 405	-3.5%	-14 991 309	-14 991 309		Payments in terms of Customs Union agreements (sec. 51(2) of Act 91 of 1964)
635 963 575	631 388 575	562 509 575	-5.6%	633 308 709	632 858 719		TOTAL TAX REVENUE (net of SACU payments)

1)	The Securities Transfer Tax (STT) replaced the Uncertificated securities tax (UST) as from 1 July 2008.

2)	Specific excise duties on petrol, distillate fuel, residual fuel and base oil.

3)	Excise duties which are collected by the Botswana, Lesotho, Namibia and Swaziland (BLNS) countries.

4)	Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types.

5)	Payments in terms of Southern African Custom Union (SACU) agreements.

2010 BUDGET REVIEW
Table 3
Main Budget: Estimates of national revenue
Detailed classification of revenue

		2006/07	2007/08	2008/09
		Actual		Before	After	Revised	Actual
R thousands		collections		tax proposals		estimate	collection
TOTAL TAX REVENUE (net of SACU payments)		470 353 678	548 102 069	623 667 875	613 167 975	598 772 145	596 179 539
Sales of goods and services other than capital assets		2 654 047	2 841 309	3 448 085	3 448 085	3 042 001	3 392 521
Sales of goods and services produced by departments
Sales by market establishments	6)	78 043	83 112	—	—	55 411	34 153
Administrative fees		2 150 159	2 287 559	2 753 191	2 753 191	2 287 330	2 857 079
Other sales		361 349	446 893	670 161	670 161	655 596	430 148
Sales of scrap, waste, arms and other used current goods		64 496	23 745	24 733	24 733	43 664	71 141
Transfers received		548	4 171	200	200	231 480	291 605
Fines, penalties and forfeits		417 121	448 142	437 019	437 019	474 883	478 895
Interest, dividends and rent on land		5 993 025	6 851 070	7 436 067	7 436 067	7 435 572	7 524 852
Interest
Cash and cash equivalents		86 178	91 240	203 178	203 178	42 941	89 880
Interest investments		7 171	42 684	—	—	45 616	41 882
Exchequer investments		2 552 673	1 756 587	1 412 500	1 412 500	1 784 000	1 847 642
Sterilisation deposits		1 710 715	3 109 463	3 731 000	3 731 000	3 300 000	2 981 834
Dividends
Airports Company South Africa (ACSA)		231 257	100 709	254 964	254 964	—	—
Eskom		—	—	—	—	—	—
Industrial Development Corporation (IDC)		70 007	75 000	80 000	80 000	80 000	100 000
Registration of Deeds Trading Account surplus		124 027	119 215	140 000	140 000	—	—
SA Reserve Bank (SARB) surplus		16 299	1 685	88 923	88 923	119 005	119 005
Telkom		1 035 238	1 242 285	1 141 297	1 141 297	1 366 514	1 366 514
Reserve Bank (National Treasury)		—	—	—	—	—	—
Rent on land
Mineral and petroleum royalties	7)	—	—	—	—	—	—
Mining leases and ownership	8)	-33 506	55 916	180 000	180 000	495 000	708 413
Royalties, prospecting fees and surface rental	9)	188 485	244 101	196 812	196 812	191 956	255 680
Land rent		4 481	12 185	7 393	7 393	10 540	14 002
Sales of capital assets		38 785	230 100	148 832	148 832	98 325	131 244
Financial transactions in assets and liabilities	10)	1 739 790	1 296 910	714 797	714 797	1 069 381	797 067
TOTAL NON-TAX REVENUE		10 843 316	11 671 702	12 185 000	12 185 000	12 351 642	12 616 184
TOTAL MAIN BUDGET REVENUE		481 196 994	559 773 771	635 852 875	625 352 975	611 123 787	608 795 723
Extraordinary receipts		3 438 017	2 870 714	850 000	850 000	8 122 462	8 203 424
Adjustments due to transactions in government stock		910 655	245 326	600 000	600 000	5 285 500	4 921 428
Agricultural Debt Account surrender		200 000	250 000	250 000	250 000	250 000	703 849
Exchange control penalties and forfeits from SARB		—	1 020 877	—	—	1 500	1 154
Foreign exchange amnesty proceeds		365 000	—	—	—	—	-
Lebowa Minerals Trust abolition		466 511	—	—	—	—	-
Proceeds from the sale of Telkom’s share in Vodacom		—	—	—	—	—	-
Profits on GFECRA		—	319 273	—	—	—	-
Special dividends
Airports Company South Africa (ACSA)		667 661	—	—	—	—	-
Eskom		—	—	—	—	—	-
Telkom		828 190	1 035 238	—	—	—	-
Special restructuring proceeds from SASRIA		—	—	—	—	2 150 000	2 141 531
Winding down of Diabo Share Trust		—	—	—	—	435 462	435 462

6)	New item introduced on the Standard Chart of Accounts (SCOA) from 2008/09. 2005/06 and 2006/07 has been adjusted for comparative purposes.

7)	Mineral royalties imposed on the transfer of mineral resources in terms of the Mineral and Petroleum Resources Royalty Act, 2008. This Act comes into operation on 1 May 2009.

8)	Mining leases and ownership has been reclassified as non-tax revenue. The historical years from 1998/99 have been adjusted for comparative purposes.

9)	Royalties, prospecting fees and surface rental collected by the Department of Minerals and Energy.

10)	Includes recoveries of loans and advances.

ANNEXURE B: STATISTICAL TABLES

Table 3
Main Budget: Estimates of national revenue
Detailed classification of revenue

2009/10				2010/11

Budget estimates			% change on
Before	After	Revised	2008/09	Before	After
tax proposals		estimate	actual	tax proposals			R thousands

635 963 575	631 388 575	562 509 575	-5.6%	633 308 709	632 858 719		TOTAL TAX REVENUE (net of SACU payments)
3 256 336	3 256 336	1 802 843	-46.9%	1 924 561	1 924 561		Sales of goods and services other than capital assets
							Sales of goods and services produced by departments
57 341	57 341	61 882	81.2%	72 965	72 965	6)	Sales by market establishments
2 461 784	2 461 784	1 259 183	-55.9%	1 318 712	1 318 712		Administrative fees
695 599	695 599	455 874	6.0%	503 160	503 160		Other sales
41 612	41 612	25 904	-63.6%	29 724	29 724		Sales of scrap, waste, arms and other used current goods
152 985	152 985	196 951	—	195 682	195 682		Transfers received

471 355	471 355	1 663 720	247.4%	506 473	506 473		Fines, penalties and forfeits

6 623 509	6 623 509	3 827 734	-49.1%	6 354 246	6 354 246		Interest, dividends and rent on land
							Interest
118 263	118 263	40 170	-55.3%	39 375	39 375		Cash and cash equivalents
48 125	48 125	16 360	-60.9%	16 036	16 036		Interest investments
1 518 000	1 518 000	867 983	-53.0%	850 810	850 810		Exchequer investments
2 600 000	2 600 000	1 260 457	-57.7%	1 235 519	1 235 519		Sterilisation deposits
							Dividends
110 000	110 000	—	—	115 000	115 000		Airports Company South Africa (ACSA)
—	—	—	—	—	—		Eskom
85 000	85 000	100 000	—	90 000	90 000		Industrial Development Corporation (IDC)
—	—	—	—	—	—		Registration of Deeds Trading Account surplus
150 000	150 000	—	—	—	—		SA Reserve Bank (SARB) surplus
1 366 514	1 366 514	465 847	-65.9%	238 105	238 105		Telkom
93 369	93 369	86 000	—	—	—		Reserve Bank (National Treasury)
							Rent on land
—	—	—	—	3 540 000	3 540 000	7)	Mineral and petroleum royalties
325 000	325 000	810 000	—	—	—	8)	Mining leases and ownership
68 284	68 284	—	-100.0%	—	—	9)	Royalties, prospecting fees and surface rental
140 954	140 954	180 917	1192.1%	229 401	229 401		Land rent

42 991	42 991	59 003	-55.0%	58 022	58 022		Sales of capital assets

1 054 399	1 054 399	1 432 319	79.7%	1 341 298	1 341 298	10)	Financial transactions in assets and liabilities

11 601 575	11 601 575	8 982 570	-28.8%	10 380 282	10 380 282		TOTAL NON-TAX REVENUE

647 565 150	642 990 150	571 492 145	-6.1%	643 688 991	643 239 001		TOTAL MAIN BUDGET REVENUE

6 100 000	6 100 000	7 535 901					Extraordinary receipts
2 100 000	2 100 000	1 909 674		—	—		Adjustments due to transactions in government stock
150 000	150 000	—		—	—		Agricultural Debt Account surrender
—	—	1 000 000		—	—		Exchange control penalties and forfeits from SARB
—	—	—		—	—		Foreign exchange amnesty proceeds
—	—	—		—	—		Lebowa Minerals Trust abolition
3 500 000	3 500 000	3 933 903		—	—		Proceeds from the sale of Telkom’s share in Vodacom
—	—	—		—	—		Profits on GFECRA
							Special dividends
—	—	—		—	—		Airports Company South Africa (ACSA)
—	—	—		—	—		Eskom
—	—	538 324		—	—		Telkom
350 000	350 000	154 000		—	—		Special restructuring proceeds from SASRIA
—	—	—		—	—		Winding down of Diabo Share Trust

2010 BUDGET REVIEW
Table 4
Main Budget: Expenditure defrayed from the
National Revenue Fund by vote

		2006/07			2007/08
		Expenditure	of which		Expenditure	of which
		on budget	transfers	transfers	on budget	transfers
		vote	to	to local	vote	to
R million		Outcome	provinces1)	government2)	Outcome	provinces1)
Central Government Administration
The Presidency		224.4	—	—	651.4	—
Parliament		755.1	—	—	902.1	—
Cooperative Governance and Traditional Affairs		24 571.6	—	24 196.3	30 026.2	—
Of which: Local government equitable share		18 057.9	—	18 057.9	20 675.6	—
Home Affairs		2 546.9	—	—	3 241.7	—
International Relations and Cooperation		2 944.7	—	—	4 069.7	—
Public Works		3 025.8	710.1	—	3 402.3	836.6
Women, Children and People with Disabilities		49.6	—	—	52.5	—
Financial and Administrative Services
Government Communication and Information System		293.1	—	—	380.9	—
National Treasury		16 171.0	4 983.5	410.3	18 966.2	6276.2
Public Enterprises		2 589.8	—	—	4604.0	—
Public Service and Administration		583.7	—	—	609.6	—
Statistics South Africa		1 096.6	—	—	1054.3	—
Social Services
Arts and Culture		1 329.9	—	—	1 585.8	163.2
Basic Education		1 571.6	1 242.5	—	2 165.3	1 376.9
Health		11 338.0	10 206.5	—	12 762.7	11 552.7
Higher Education and Training		14 292.2	1 973.7	—	15997.3	2435.3
Labour		1343.3	—	—	1431.5	—
Social Development		61676.1	—	—	67191.4	—
Sport and Recreation South Africa		886.5	119.0	600.0	5048.0	194.0
Justice, Crime Prevention and Security
Correctional Services		9251.2	—	—	11122.4	—
Defence and Military Veterans		23817.6	—	—	25180.1	—
Independent Complaints Directorate		65.3	—	—	80.9	—
Justice and Constitutional Development		5853.8	—	—	7194.0	—
Police		32634.9	—	—	36525.9	—
Economic Services and Infrastructure
Agriculture, Forestry and Fisheries		2711.0	401.1	—	3858.6	761.7
Communications		1319.6	—	—	1911.8	—
Economic Development		238.7	—	—	245.1	—
Energy		1930.8	—	390.7	2189.1	—
Environmental Affairs		1164.2	—	—	1654.1	—
Human Settlements		7178.2	6677.8	—	8716.1	8149.9
Mineral Resources		676.8	—	—	758.2	—
Rural Development and Land Reform		3724.6	8.0	—	5896.6	—
Science and Technology		2613.0	—	—	3127.3	—
Tourism		853.5	—	—	1065.1	—
Trade and Industry		3566.1	58.2	—	5050.2	—
Transport		13360.4	3241.0	518.0	16331.6	3029.4
Water Affairs		3851.9	—	385.7	4802.9	—
		262101.6	29621.6	26501.0	309853.1	34775.9
Plus:
Unallocated funds/Projected underspending		—			—	—
Contingency reserve		—	—	—	—	—
Subtotal: Appropriations by vote		262101.6	29621.6	26501.0	309853.1	34775.9
Plus:
Direct charges against the National Revenue Fund
President and Deputy President salary (The Presidency)		2.2	—	—	2.3	—
Members remuneration (Parliament)		223.3	—	—	240.7	—
State debt costs (National Treasury)		52192.2	—	—	52877.1	—
Provincial equitable share (National Treasury)	4)	149245.6	149245.6	—	171053.7	171053.7
General fuel levy sharing with metros (National Treasury)		—	—	—	—	—
Skills levy and Setas (Higher Education and Training)		5328.4	—	—	6284.3
Judges and magistrates salaries (Justice and Const. Dev.)		1099.3	—	—	1184.5
Unemployment Insurance Fund (Labour)		—		—	—
Road Accident Fund (Transport)		—	—	—	—	—
Main budget expenditure		470192.5	178867.2	26501.0	541495.7	205829.6

1)	Includes provincial equitable share and conditional grants allocated to provinces.

2)	Includes local government equitable share and conditional grants allocated to local government as well as general fuel levy sharing with metros.

ANNEXURE B: STATISTICAL TABLES

Table 4
Main Budget: Expenditure defrayed from the
National Revenue Fund by vote

2007/08	2008/09			2009/10
of which	Expenditure	of which
transfers	on budget	transfers	transfers		Adjusted
to local	vote	to	to local	Budget	appro-
government2)	Outcome	provinces1)	government2)	estimate 3)	priation		R million
							Central Government Administration
—	312.4	—	—	605.3	694.8		The Presidency
—	1 135.1	—	—	974.1	1 108.0		Parliament
29 629.8	35 343.2	29.7	34 868.1	35 604.4	36 683.5		Cooperative Governance and Traditional Affairs
20 675.6	25 559.7	—	25 559.7	23 846.5	23 846.5		Of which: Local government equitable share
—	4 666.6	—	—	5 050.6	5 263.8		Home Affairs
—	5 472.3	—	—	5 337.0	5 553.0		International Relations and Cooperation
—	4 197.0	889.3	—	5 298.0	5 890.1		Public Works
—	61.9	—	—	64.0	68.2		Women, Children and People with Disabilities
							Financial and Administrative Services
—	427.5	—	—	482.0	496.8		Government Communication and Information System
716.5	31 312.1	7 384.5	361.5	61 676.2	62 845.6		National Treasury
—	3 265.1	—	—	3 797.3	3 991.2		Public Enterprises
—	630.6	—	—	596.3	682.8		Public Service and Administration
—	1 323.1	—	—	1 608.6	1 715.2		Statistics South Africa
							Social Services
—	2 114.5	344.6	—	2 623.5	2 632.1		Arts and Culture
—	3 284.4	2 114.1	—	3 929.9	4 474.4		Basic Education
—	15 464.5	14 028.7	—	17 058.1	18 423.5		Health
—	18 765.9	3 005.8	—	17 509.6	20 696.6		Higher Education and Training
—	1 507.2	—	—	1 671.0	1 709.2		Labour
—	76 096.7	—	—	86 408.3	86 508.2		Social Development
4 605.0	4 871.4	293.7	4 295.0	2 859.9	2 883.9		Sport and Recreation South Africa
							Justice, Crime Prevention and Security
—	12 822.6	—	—	13 238.6	13 834.5		Correctional Services
—	27 801.3	—	—	32 024.4	31 325.3		Defence and Military Veterans
—	99.3	—	—	114.9	116.5		Independent Complaints Directorate
—	8 244.4	—	—	9 608.9	9 721.0		Justice and Constitutional Development
—	41 635.2	—	—	46 409.7	47 622.0		Police
							Economic Services and Infrastructure
—	3 465.0	898.0	—	2 792.8	3 874.5		Agriculture, Forestry and Fisheries
—	2 328.6	—	—	2 266.9	2 470.5		Communications
—	220.4	—	—	292.5	316.2		Economic Development
462.5	2 918.4	—	589.1	3 742.3	3 756.9		Energy
—	1 882.7	—	—	2 371.7	2 244.2		Environmental Affairs
—	11 147.4	10 177.9	—	14 020.0	14 036.2		Human Settlements
—	811.6	—	—	904.9	925.1		Mineral Resources
—	6 663.7	—	—	6 109.4	6 401.4		Rural Development and Land Reform
—	3 703.5	—	—	4 234.1	4 261.7		Science and Technology
—	1 211.8	—	—	1 109.1	1 155.7		Tourism
—	4 836.6	—	—	6051.7	6 085.9		Trade and Industry
1 174.0	24 838.6	4 340.3	2 928.7	23 734.8	24 238.5		Transport
732.9	5 795.3	—	994.6	7 462.4	7 342.6		Water Affairs
37 320.7	370 678.0	43 506.6	44 037.0	429 643.2	442 049.4
							Plus:
—			—		-3 000.0		Unallocated funds/Projected underspending
—	—	—	—	6 000.0	—		Contingency reserve
37 320.7	370 678.0	43 506.6	44 037.0	435 643.2	439 049.4		Subtotal: Appropriations by vote
							Plus:
							Direct charges against the National Revenue Fund
—	4.0	—	—	4.3	4.3		President and Deputy President salary (The Presidency)
—	356.9	—	—	376.7	376.7		Members remuneration (Parliament)
—	54 393.7	—	—	55 268.0	59 995.0		State debt costs (National Treasury)
—	201 795.6	201 795.6	—	231 050.9	236 877.8	4)	Provincial equitable share (National Treasury)
—	—	—	—	6 800.1	6 800.1		General fuel levy sharing with metros (National Treasury)
—	7 234.1	—	—	7 750.0	7 750.0		Skills levy and Setas (Higher Education and Training)
—	1 601.1	—	—	1 669.7	1 669.7		Judges and magistrates salaries (Justice and Const. Dev.)
	—	—		—	—		Unemployment Insurance Fund (Labour)
—	—	—	—	—			Road Accident Fund (Transport)
37 320.7	636 063.5	245 302.3	44 037.0	738 562.8	752 522.9		Main budget expenditure

3)	Budget estimate adjusted for function shifts.

4)	Provincial equitable share, excluding conditional grants to provinces.

2010 BUDGET REVIEW

Table 4
Main Budget: Expenditure defrayed from the
National Revenue Fund by vote

		2009/10			2010/11
			of which			of which
		Projected	transfers	transfers		transfers	transfers
		vote	to	to local	Budget	to	to local
R million		outturn	provinces1)	government2)	estimate	provinces1)	government 2)
Central Government Administration
The Presidency		691.8	—	—	722.6	—	—
Parliament		1 108.0	—	—	1 179.2	—	—
Cooperative Governance and Traditional Affairs		36 629.6	—	35 989.0	43921.5	—	42 908.6
Of which: Local government equitable share		24 355.5	—	24 355.5	30 167.7	—	30 167.7
Home Affairs		5 159.4	—	—	5 719.6	—	—
International Relations and Cooperation		5 508.0	—	—	4 824.4	—	—
Public Works		5 740.1	1 401.2	201.7	6 446.3	1 483.8	623.0
Women, Children and People with Disabilities		68.2	—	—	97.8	—	—

Financial and Administrative Services
Government Communication and Information System		496.8	—	—	546.2	—	—
National Treasury		62 512.7	13 449.2	611.4	50 219.9	11 314.9	1 394.6
Public Enterprises		3 991.2	—	—	350.6	—	—
Public Service and Administration		681.0	—	—	651.5	—	—
Statistics South Africa		1 715.2	—	—	1 973.4	—	—

Social Services
Arts and Culture		2 440.1	440.6	—	2 406.7	512.7	—
Basic Education		4 197.9	2 575.4	—	6 166.2	3 931.4	—
Health		18 025.5	16 417.5	—	21 497.0	19 852.8	—
Higher Education and Training		20 681.8	3 168.3	—	23 720.7	3 772.7	—
Labour		1 674.4	—	—	1 783.9	—	—
Social Development		86 108.2	—	—	95 929.1	—	—
Sport and Recreation South Africa		2 872.4	402.3	2 168.7	1 245.6	426.4	512.6

Justice, Crime Prevention and Security
Correctional Services		13 834.5	—	—	15 129.0	—	—
Defence and Military Veterans		30 325.3	—	—	30 715.3	—	—
Independent Complaints Directorate		116.5	—	—	129.3	—	—
Justice and Constitutional Development		9 673.3	—	—	10 250.5	—	—
Police		47 622.0	—	—	52 556.4	—	—

Economic Services and Infrastructure
Agriculture, Forestry and Fisheries		3 305.5	973.7	—	3 658.0	1 116.9	—
Communications		2 354.5	—	—	2 114.0	—	—
Economic Development		316.2	—	—	418.6	—	—
Energy		3 740.2	—	1 092.2	5 535.4	—	1 240.1
Environmental Affairs		2 244.2	—	—	2 607.8	—	—
Human Settlements		14 036.2	12 592.3	—	16 201.5	15 160.6	—
Mineral Resources		924.0	—	—	1 030.0	—	—
Rural Development and Land Reform		6401.4	—	—	6 769.6	—	—
Science and Technology		4 261.7	—	—	4 615.5	—	—
Tourism		1 155.7	—	—	1 151.8	—	—
Trade and Industry		5 988.8	—	—	6 150.1	—	—
Transport		24 164.1	6 669.9	2 428.0	25 086.3	4 312.4	3 709.9
Water Affairs		6 969.8	-854.6		7 996.6	—	890.1

		437 736.1	58 090.4	43 345.6	461 517.9	61 884.5	51 278.8
Plus:
Unallocated funds/Projected underspending		—	—	—	—	—	—
Contingency reserve		—	—	—	6 000.0	—	—

Subtotal: Appropriations by vote		437 736.1	58 090.4	43 345.6	467 517.9	61 884.5	51 278.8
Plus:
Direct charges against the National Revenue Fund
President and Deputy President salary (The Presidency)		4.3	—	—	4.6	—	—
Members remuneration (Parliament)		376.7	—	—	392.7	—	—
State debt costs (National Treasury)		57 599.8	—	—	71 357.6	—	—
Provincial equitable share (National Treasury)	4)	236 877.8	236877.8	—	260 973.7	260 973.7	—
General fuel levy sharing with metros (National Treasury)		6 800.1	—	6800.1	7 542.4	—	7 542.4
Skills levy and Setas (Higher Education and Training)		7 750.0	—	—	8 424.2	—	—
Judges and magistrates salaries (Justice and Const. Dev.)		1 671.7	—	—	1 929.9	—	—
Unemployment Insurance Fund (Labour)		—			—	—	—
Road Accident Fund (Transport)		—	—	—	—	—	—

Main budget expenditure		748 816.5	294 968.2	50 145.7	818 142.9	322 858.2	58 821.1

1)	Includes provincial equitable share and conditional grants allocated to provinces.
2)	Includes local government equitable share and conditional grants allocated to local government as well as general fuel levy sharing with metros.

ANNEXURE B: STATISTICAL TABLES

Table 4
Main Budget Expanditure defrayed from the
National Revenue Fund by Vote

2011/12			2012/13
	of which			of which
	transfers	transfers		transfers	transfers
Budget	to	to local	Budget	to	to local
estimate	provinces1)	government2)	estimate	provinces1)	government2)		R million
Central Government Administration
772.2	—	—	810.5	—	—		The Presidency
1 238.6	—	—	1 288.4	—	—		Parliament
50 449.1	—	49 233.2	57 238.3	—	55 792.3		Cooperative Governance and Traditional Affairs
33 939.9	—	33 939.9	37 234.4	—	37 234.4		Of which: Local government equitable share
5 003.5	—	—	5 144.8	—	—		Home Affairs
5 087.0	—	—	5 393.0	—	—		International Relations and Cooperation
7 984.1	1 962.0	1 108.0	8 246.2	2 060.1	1 163.4		Public Works
108.3	—	—	114.9	—	—		Women, Children and People with Disabilities
Financial and Administrative Services
507.1	—	—	515.4	—	—		Government Communication and Information System
33 127.9	13 091.2	1 575.1	34 265.6	14 007.6	1 586.3		National Treasury
186.8	—	—	196.2	—	—		Public Enterprises
657.1	—	—	684.1	—	—		Public Service and Administration
2 845.9	—	—	1 769.6	—	—		Statistics South Africa
Social Services
2 417.4	543.4	—	2562.7	570.8	—		Arts and Culture
7 549.8	5 048.1	—	8 099.3	5 447.4	—		Basic Education
23 707.9	21 971.8	—	25 844.7	24 030.4	—		Health
26 104.6	3 972.0	—	27 856.1	4 169.1	—		Higher Education and Training
1 866.6	—	—	1 942.5	—	—		Labour
105 715.4	—	—	114 023.7	—	—		Social Development
760.5	452.0	—	793.7	474.6	—		Sport and Recreation South Africa
Justice, Crime Prevention and Security
16 027.4	—	—	18 277.2	—	—		Correctional Services
33 931.4	—	—	36386.5	—	—		Defence and Military Veterans
144.1	—	—	152.4	—	—		Independent Complaints Directorate
11 083.7	—	—	11730.6	—	—		Justice and Constitutional Development
56 916.6	—	—	60390.8	—	—		Police
Economic Services and Infrastructure
4 361.4	1 437.1	—	4 740.5	1 508.9	—		Agriculture, Forestry and Fisheries
1 814.1	—	—	1 630.4	—	—		Communications
494.4	—	—	520.3	—	—		Economic Development
5 739.6	—	1 376.6	5 538.7	—	1 151.4		Energy
2 817.5	—	—	3058.7	—	—		Environmental Affairs
18 483.0	17 222.4	—	19 603.8	17 938.7	—		Human Settlements
1 112.1	—	—	1 168.0	—	—		Mineral Resources
7 972.9	—	—	8 360.1	—	—		Rural Development and Land Reform
4 968.8	—	—	4 560.2	—	—		Science and Technology
1 223.2	—	—	1 291.2	—	—		Tourism
6 757.4	—	—	7 264.0	—	—		Trade and Industry
27 960.1	4 158.5	4 436.1	29 169.5	4 360.9	4 136.7		Transport
9 090.2	—	380.0	9 628.2	—	399.0		Water Affairs

486 987.8	69 858.4	58 109.0	520 261.0	74 568.4	64 229.2
Plus:
		—			—		Unallocated funds/Projected underspending
12 000.0	—		24000.0	—	—		Contingency reserve

498 987.8	69 858.4	58 109.0	544 261.0	74 568.4	64 229.2		Subtotal: Appropriations by vote
Plus:
Direct charges against the National Revenue Fund
4.8	—	—	5.1	—	—		President and Deputy President salary (The Presidency)
409.6	—	—	430.1	—	—		Members remuneration (Parliament)
88 462.7	—	—	104 022.0	—	—		State debt costs (National Treasury)
280 688.7	280 688.7	—	294 780.0	294 780.0	—	4)	Provincial equitable share (National Treasury)
8 531.1	—	8 531.1	8 957.7	—	8 957.7		General fuel levy sharing with metros (National Treasury)
9 148.7	—	—	9 606.1	—	—		Skills levy and Setas (Higher Education and Training)
2 104.2	—	—	2 251.9	—	—		Judges and magistrates salaries (Justice and Const. Dev.)
—	—	—	—	—	—		Unemployment Insurance Fund (Labour)
—	—	—	—	—	—		Road Accident Fund (Transport)

888 337.6	350 547.1	66 640.1	964 313.8	369 348.4	73 186.9		Main budget expenditure

3)	Budget estimate adjusted for function shifts.

4)	Provincial equitable share excluding conditional grants to provinces.

2010 BUDGET REVIEW

Table 5
Consolidated national, provincial and social security
funds expenditure: Economic classification 1)

		2006/07		2007/08		2008/09		2009/10
			% of		% of		% of	Revised
		Outcome	total	Outcome	total	Outcome	total	estimate
R million		275636.0	55.8%	308254.3	54.2%	362068.7	53.7%	415573.8
Current payments
Compensation of employees		154 735.9	31.3%	177 122.4	31.2%	211 321.8	31.3%	247 535.3
Goods and services		68 648.2	13.9%	78 172.9	13.8%	96 159.9	14.3%	110 268.2
Interest and rent on land		52 251.9	10.6%	52 959.0	9.3%	54 587.0	8.1%	57 770.3
Transfers and subsidies		194 667.5	39.4%	233 851.1	41.1%	271 268.6	40.2%	305 182.5
Municipalities		29 564.9	6.0%	40 620.3	7.1%	47 760.6	7.1%	54 556.6
of which: Local government share	2)	26 501.0	5.4%	37 320.7	6.6%	44 037.0	6.5%	50 145.7
Departmental agencies and accounts		46 118.6	9.3%	53 474.4	9.4%	62 764.9	9.3%	66 596.3
Universities and technikons		11 092.4	2.2%	12 126.6	2.1%	14 043.9	2.1%	15 572.3
Foreign governments and international organisations		919.7	0.2%	936.3	0.2%	1 017.4	0.2%	1 263.1
Public corporations and private enterprises		15 177.8	3.1%	20 635.6	3.6%	21 690.6	3.2%	25 243.4
Public corporations		10 792.8	2.2%	15 553.9	2.7%	15 670.1	2.3%	18 958.6
Subsidies on products and production		4 359.5	0.9%	3 953.7	0.7%	5 047.0	0.7%	5 417.5
Other transfers		6 433.3	1.3%	11 600.2	2.0%	10623.1	1.6%	13 541.0
Private enterprises		4 385.0	0.9%	5 081.7	0.9%	6 020.5	0.9%	6 284.8
Subsidies on products and production		3 610.8	0.7%	4 364.8	0.8%	5 568.7	0.8%	5 720.8
Other transfers		774.2	0.2%	717.0	0.1%	451.8	0.1%	564.0
Non-profit institutions		8 828.8	1.8%	1 1647.5	2.0%	14 996.9	2.2%	16 893.0
Households		82 965.4	16.8%	94 410.3	16.6%	108 994.2	16.2%	125 057.8
Social benefits		72 462.4	14.7%	80 314.7	14.1%	92 029.7	13.6%	106 583.7
Other transfers to households		10 503.0	2.1%	14 095.6	2.5%	16 964.5	2.5%	18 474.1
Payments for capital assets		22 038.8	4.5%	24 264.4	4.3%	30 137.7	4.5%	33 359.2
Buildings and other fixed structures		15 368.6	3.1%	18 131.4	3.2%	23 676.5	3.5%	26 374.3
Buildings		10 300.1	2.1%	11 770.0	2.1%	15 697.7	2.3%	17 021.1
Other fixed structures		5 068.5	1.0%	6 361.4	1.1%	7 978.8	1.2%	9 353.2
Machinery and equipment		6 189.9	1.3%	5 763.9	1.0%	6 095.4	0.9%	6 681.7
Transport equipment		1 982.4	0.4%	1942.7	0.3%	1 849.2	0.3%	2 009.4
Other machinery and equipment		4 207.5	0.9%	3821.2	0.7%	4 246.2	0.6%	4 672.3
Land and sub-soil assets		104.4	0.0%	159.3	0.0%	76.5	0.0%	127.2
Software and other intangible assets		369.1	0.1%	193.5	0.0%	283.4	0.0%	140.5
Other assets	3)	6.8	0.0%	16.3	0.0%	5.9	0.0%	35.6
Payments for financial assets		1 434.9	0.3%	1 960.2	0.3%	1 1033.1	1.6%	32 805.7

Subtotal: Votes and Direct charges		493 777.2	100%	568 330.0	100%	674 508.2	100%	786 921.2
Plus:
Contingency reserve		—	—	—	—	—	—	—

Total consolidated expenditure		493 777.2	100%	568330.0	100%	674 508.2	100%	786 921.2

1)	These figures were estimated by the National Treasury and may differ from data published by Statistics South Africa and the South African Reserve Bank. The numbers in this table are not strictly comparable to those published in previous years due to the reclassification of expenditure items for previous years. Data for the history years have been adjusted accordingly.

ANNEXURE B: STATISTICAL TABLES

Table 5
Consolidated national, provincial and social security
funds expenditure: Economic classification 1)

2009/10	2010/11		2011/12		2012/13
% of	Budget	% of	Budget	% of	Budget	% of
total	estimate	total	estimate	total	estimate	total		R million
52.8%	460 997.5	54.3%	509 c015.4	55.1%	547 601.6	54.6%		Current payments
31.5%	269 128.3	31.7%	288 610.3	31.2%	303 117.7	30.2%		Compensation of employees
14.0%	120 270.5	14.2%	131 700.7	14.3%	140 219.7	14.0%		Goods and services
7.3%	71 598.7	8.4%	88 704.3	9.6%	104 264.2	10.4%		Interest and rent on land
38.8%	325 029.7	38.3%	360 023.6	39.0%	384 997.1	38.4%		Transfers and subsidies
6.9%	62 399.0	7.3%	70 378.2	7.6%	77 073.3	7.7%		Municipalities
6.4%	58 821.1	6.9%	66 640.1	7.2%	73 186.9	7.3%	2)	of which: Local government share
8.5%	63 713.2	7.5%	70 641.1	7.6%	73 902.9	7.4%		Departmental agencies and accounts
2.0%	17 825.2	2.1%	19 643.7	2.1%	21 010.6	2.1%		Universities and technikons
0.2%	1 315.1	0.2%	1 290.1	0.1%	1 381.7	0.1%		Foreign governments and international organisations
3.2%	26 006.9	3.1%	27 090.3	2.9%	27 818.4	2.8%		Public corporations and private enterprises
2.4%	18 356.2	2.2%	18 513.6	2.0%	18 449.8	1.8%		Public corporations
0.7%	5 295.9	0.6%	5 349.0	0.6%	5 581.0	0.6%		Subsidies on products and production
1.7%	13 060.3	1.5%	13 164.6	1.4%	12 868.8	1.3%		Other transfers
0.8%	7 650.7	0.9%	8 576.7	0.9%	9 368.6	0.9%		Private enterprises
0.7%	7 093.5	0.8%	7 969.0	0.9%	8 670.2	0.9%		Subsidies on products and production
0.1%	557.2	0.1%	607.7	0.1%	698.4	0.1%		Other transfers
2.1%	18 126.6	2.1%	19 382.6	2.1%	19 893.4	2.0%		Non-profit institutions
15.9%	135 643.7	16.0%	151 597.7	16.4%	163 916.7	16.3%		Households
13.5%	114 101.9	13.4%	126 605.7	13.7%	138 509.7	13.8%		Social benefits
2.3%	21 541.9	2.5%	24 992.0	2.7%	25 407.0	2.5%		Other transfers to households
4.2%	36 749.1	4.3%	41 963.4	4.5%	46 398.2	4.6%		Payments for capital assets
3.4%	28 847.2	3.4%	33 667.6	3.6%	37 669.4	3.8%		Buildings and other fixed structures
2.2%	19 126.5	2.3%	22 443.7	2.4%	25 877.2	2.6%		Buildings
1.2%	9 720.7	1.1%	11 223.9	1.2%	11 792.2	1.2%		Other fixed structures
0.8%	7 681.6	0.9%	8 084.3	0.9%	8 419.1	0.8%		Machinery and equipment
0.3%	1 909.5	0.2%	2 107.7	0.2%	2 308.4	0.2%		Transport equipment
0.6%	5 772.1	0.7%	5 976.6	0.6%	6 110.7	0.6%		Other machinery and equipment
0.0%	77.0	0.0%	68.6	0.0%	65.9	0.0%		Land and sub-soil assets
0.0%	111.8	0.0%	107.2	0.0%	110.4	0.0%		Software and other intangible assets
0.0%	31.5	0.0%	35.7	0.0%	133.4	0.0%	3)	Other assets
4.2%	20 892.6	2.5%	754.3	0.1%	4.5	0.0%		Payments for financial assets

100%	843 668.9	99.3%	911 756.6	98.7%	979 001.5	97.6%		Subtotal: Votes and Direct charges
								Plus:
—	6000.0	—	12 000.0	—	24 000.0	—		Contingency reserve

100%	849 668.9	100%	923 756.6	100%	1 003 001.5	100%		Total consolidated expenditure

2)	Includes equitable share and conditional grants to local government.

3)	Includes biological and heritage assets.

2010 BUDGET REVIEW

Table 6
Consolidated national, provincial and social security
funds expenditure: Functional classification       1 )

		2006/07		2007/08		2008/09		2009/10
		Estimated	% of	Estimated	% of	Estimated	% of	Revised
R million		outcome	total	outcome	total	outcome	total	estimate
General public services	2)	80 927.2	16.4%	87 197.6	15.3%	96 952.6	14.4%	107 292.3
of which: State debt cost		52 192.2	10.6%	52 877.1	9.3%	54 393.7	8.1%	57 599.8
Defense		25 101.6	5.1%	26 748.1	4.7%	29 530.6	4.4%	32 386.1
Public order and safety		51 980.6	10.5%	59 544.7	10.5%	68 445.3	10.1%	78 284.9
Police services		34 863.7	7.1%	39 038.6	6.9%	44 506.9	6.6%	51 465.3
Law courts		7 272.7	1.5%	8 727.3	1.5%	10 291.0	1.5%	11 898.8
Prisons		9 844.3	2.0%	11 778.8	2.1%	13 647.5	2.0%	14 920.8
Economic affairs		61 642.7	12.5%	78 311.8	13.8%	101 666.4	15.1%	129 212.8
General economic, commercial and labour affairs		13 217.0	2.7%	16 954.8	3.0%	18 172.2	2.7%	20 592.5
Agriculture, forestry, fishing and hunting		10 453.3	2.1%	13 719.1	2.4%	15 067.0	2.2%	14 691.0
Fuel and energy		4 975.9	1.0%	6 797.7	1.2%	16 292.3	2.4%	37 118.9
Mining, manufacturing and construction		2 107.8	0.4%	2 421.3	0.4%	2 033.6	0.3%	2 243.8
Transport		27 469.1	5.6%	34 233.4	6.0%	45 306.4	6.7%	49 421.7
Communication		1 714.6	0.3%	2 493.0	0.4%	2 932.8	0.4%	3 115.0
Economic affairs not elsewhere classified		1 705.1	0.3%	1 692.4	0.3%	1 862.1	0.3%	2 029.9
Environmental protection		2 770.7	0.6%	3 567.3	0.6%	4 130.5	0.6%	4 476.6
Housing and community amenities		37 196.3	7.5%	44 807.0	7.9%	54 969.3	8.1%	67 046.1
Housing development		9 091.1	1.8%	11 328.6	2.0%	14 425.8	2.1%	17 507.1
Community development		21 004.8	4.3%	24 138.6	4.2%	29 846.2	4.4%	36 643.9
Water supply		7 100.4	1.4%	9 339.8	1.6%	10 697.2	1.6%	12 895.1
Health		57 233.0	11.6%	66 382.8	11.7%	79 177.4	11.7%	94 697.5
Recreation and culture		3 784.5	0.8%	8 272.7	1.5%	nowrap9 257.3	1.4%	7 473.5
Education		93 948.6	19.0%	105 371.5	18.5%	127 989.4	19.0%	148 263.6
Social protection		79 192.1	16.0%	88 126.4	15.5%	102 389.3	15.2%	117 787.9

Subtotal: Votes and Direct charges		493 777.2	100%	568 330.0	100%	674 508.2	100%	786 921.2
Plus:
Contingency reserve		—	—	—	—	—	—	—

Total consolidated expenditure		493 777.2	—	568 330.0	—	674 508.2	—	786 921.2

1)	These figures were estimated by the National Treasury and may differ from data published by Statistics South Africa.The numbers in this table is not strictly comparable to those published in previous years due to the allocation of some of the unallocable expenditure for previous years.Data for the history years has been adjusted accordingly.

ANNEXURE B: STATISTICAL TABLES
Table 6
Consolidated national, provincial and social security
funds expenditure: Functional classification1)

2009/10	2010/11		2011/12		2012/13
% of	Budget	% of	Budget	% of	Budget	% of
total	estimate	total	estimate	total	estimate	total
								R million

13.6%	121 843.3	14.4%	142 207.1	15.6%	157 876.4	16.1%	2)	General public services
7.3%	71 357.6	8.5%	88 462.7	9.7%	104 022.0	10.6%		of which: State debt cost

4.1%	32 884.1	3.9%	36 527.2	4.0%	38 941.7	4.0%		Defense
9.9%	85 500.2	10.1%	92 563.8	10.2%	99 287.9	10.1%		Public order and safety
6.5%	56 488.0	6.7%	61 284.3	6.7%	64 902.4	6.6%		Police services
1.5%	12 740.4	1.5%	13 859.1	1.5%	14 672.7	1.5%		Law courts
1.9%	16 271.9	1.9%	17 420.4	1.9%	19 712.8	2.0%		Prisons

16.4%	121 162.7	14.4%	110 504.8	12.1%	115 706.7	11.8%		Economic affairs
2.6%	21 326.0	2.5%	22 754.2	2.5%	23 513.7	2.4%		General economic, commercial and labour affairs
1.9%	16 517.8	2.0%	18 835.4	2.1%	20 005.2	2.0%		Agriculture, forestry, fishing and hunting
4.7%	27 031.3	3.2%	7 371.7	0.8%	7 519.5	0.8%		Fuel and energy
0.3%	2 585.0	0.3%	2 859.0	0.3%	3 077.5	0.3%		Mining, manufacturing and construction
6.3%	48 696.0	5.8%	53 688.8	5.9%	56 380.5	5.8%		Transport
0.4%	2 947.4	0.3%	2 816.6	0.3%	2 847.9	0.3%		Communication
0.3%	2 059.3	0.2%	2 179.1	0.2%	2 362.5	0.2%		Economic affairs not elsewhere classified

0.6%	4 565.6	0.5%	4 868.3	0.5%	5 161.9	0.5%		Environmental protection
8.5%	78 063.2	9.3%	88 555.6	9.7%	95 524.3	9.8%		Housing and community amenities
2.2%	19 679.4	2.3%	22 544.3	2.5%	23 250.8	2.4%		Housing development
4.7%	44 125.5	5.2%	49 480.3	5.4%	53 731.4	5.5%		Community development
1.6%	14 258.3	1.7%	16 531.0	1.8%	18 542.0	1.9%		Water supply

12.0%	101 087.7	12.0%	109 659.5	12.0%	116 585.1	11.9%		Health
0.9%	5 479.2	0.6%	5 055.0	0.6%	5 342.6	0.5%		Recreation and culture
18.8%	164 520.0	19.5%	179 305.2	19.7%	189 084.3	19.3%		Education
15.0%	128 562.9	15.2%	142 510.2	15.6%	155 490.7	15.9%		Social protection

100%	843 668.9	100%	911 756.6	100%	979 001.5	100%		Subtotal: Votes and Direct charges

								Plus:
—	6 000.0	—	12 000.0	—	24 000.0	—		Contingency reserve

—	849668.9	—	92 3756.6	—	1 003 001.5	—		Total consolidated expenditure

2)	Mainly general administration, cost of raising loans and unallocatable capital expenditure.

2010 BUDGET REVIEW

Table 7
Consolidated government revenue and expenditure 1)

		2006/07		2007/08		2008/09		2009/10
			% of		% of		% of	Revised
R million		Outcome	total	Outcome	total	Outcome	total	estimate

Revenue
Current revenue		540 998.7	100.0%	627 217.4	99.9%	689 308.7	99.9%	656 841.9
Tax revenue (net of SACU)		491 705.0	90.9%	572 774.5	91.3%	623 933.5	90.5%	593 321.9
Non-tax revenue		49 293.7	9.1%	54 442.9	8.7%	65 375.2	9.5%	63 520.0
Sales of capital assets		224.8	0.0%	451.2	0.1%	362.9	0.1%	710.0

Total revenue		541 223.5	100.0%	627 668.6	100.0%	689 671.6	100.0%	657 551.9

Expenditure
Economic classification
Current payments		317 279.4	61.2%	353 822.1	59.6%	415 969.4	58.3%	480 408.2
Compensation of employees		170 287.6	32.8%	195 010.4	32.9%	232 594.6	32.6%	270 858.9
Goods and services		91 506.2	17.7%	101 933.8	17.2%	124 711.7	17.5%	147 181.1
Interest and rent on land		55 485.6	10.7%	56 877.8	9.6%	58 663.0	8.2%	62 368.2
Transfers and subsidies		171 241.2	33.0%	204 347.1	34.4%	237 534.4	33.3%	268 580.4
Municipalities		30 602.4	5.9%	41 835.2	7.1%	48 189.8	6.8%	55 108.7
Departmental agencies and accounts		19 244.6	3.7%	21 254.1	3.6%	25 373.1	3.6%	23 277.0
Universities and technikons		11 092.4	2.1%	12 126.6	2.0%	14 043.9	2.0%	15 614.2
Foreign governments and international organisations		1 312.3	0.3%	1 290.3	0.2%	1 499.1	0.2%	1 894.5
Public corporations and private enterprises		14 523.4	2.8%	18 848.0	3.2%	20 366.8	2.9%	23 629.4
Non-profit institutions		9 605.7	1.9%	12 257.1	2.1%	15 900.5	2.2%	19 168.5
Households		84 860.5	16.4%	96 735.7	16.3%	112 161.2	15.7%	129 888.2
Payments for capital assets		28 491.2	5.5%	33 139.5	5.6%	49 353.1	6.9%	53 530.1
Buildings and other fixed structures		19 361.1	3.7%	24 826.5	4.2%	39 140.2	5.5%	40 947.3
Machinery and equipment		8 117.2	1.6%	7 439.6	1.3%	8 512.2	1.2%	11 224.4
Land and sub-soil assets		140.2	0.0%	199.1	0.0%	396.6	0.1%	177.0
Software and other intangible assets		713.2	0.1%	623.1	0.1%	1 173.3	0.2%	822.2
Other assets	2)	159.5	0.0%	51.2	0.0%	130.8	0.0%	359.2
Payments for financial assets		1 434.9	0.3%	1 960.2	0.3%	11 033.1	1.5%	32 805.7

Subtotal: Economic classification		518 446.7	100%	593 268.8	100.0%	713 890.0	100.0%	835 324.4

Functional classification
General public services	3)	83 449.8	16.1%	88 358.3	14.9%	98 937.0	13.9%	108 981.7

of which: State debt cost		52 192.2	10.1%	52 877.1	8.9%	54 393.7	7.6%	57 599.8
Defense		26 347.9	5.1%	27 772.5	4.7%	31 029.4	4.3%	33 292.9
Public order and safety		52 054.7	10.0%	59 635.9	10.1%	68 659.4	9.6%	78 406.7
Police services		34 863.7	6.7%	39 038.6	6.6%	44 506.9	6.2%	51 465.3
Law courts		7 346.8	1.4%	8 818.5	1.5%	10 505.0	1.5%	12 020.6
Prisons		9 844.3	1.9%	11 778.8	2.0%	13 647.5	1.9%	14 920.8
Economic affairs		69 784.0	13.5%	86 080.2	14.5%	119 565.7	16.7%	154 073.0
General economic, commercial and labour affairs		14 731.3	2.8%	17 382.5	2.9%	20 633.3	2.9%	27 493.6
Agriculture, forestry, fishing and hunting		10 952.3	2.1%	14 190.9	2.4%	15 577.6	2.2%	15 192.2
Fuel and energy		5 534.8	1.1%	7 495.4	1.3%	17 249.5	2.4%	38 810.3
Mining, manufacturing and construction		2 565.3	0.5%	2 839.0	0.5%	2 550.7	0.4%	2 887.5
Transport		30 743.9	5.9%	38 375.0	6.5%	55 881.9	7.8%	60 094.3
Communication		2 411.0	0.5%	2 660.8	0.4%	3 350.1	0.5%	4 128.0
Economic affairs not elsewhere classified		2 845.5	0.5%	3 136.6	0.5%	4 322.7	0.6%	5 467.1
Environmental protection		3 886.3	0.7%	4 437.8	0.7%	5 193.7	0.7%	5 841.2
Housing and community amenities		46 416.9	9.0%	55 100.3	9.3%	66 902.2	9.4%	81 614.2
Housing development		9 342.8	1.8%	11 707.5	2.0%	15 168.0	2.1%	18 345.2
Community development		21 011.8	4.1%	24 152.9	4.1%	29 863.6	4.2%	36 668.8
Water supply		16 062.3	3.1%	19 239.9	3.2%	21 870.6	3.1%	26 600.2
Health		59 046.6	11.4%	68 826.9	11.6%	82 179.6	11.5%	97 968.7
Recreation and culture		4 163.4	0.8%	8 469.5	1.4%	9 560.1	1.3%	8 080.9
Education		94 492.8	18.2%	106 021.5	17.9%	129 099.5	18.1%	148 867.1
Social protection		78 804.3	15.2%	88 565.9	14.9%	102 763.3	14.4%	118 197.9

Subtotal: Functional classification		518 446.7	100.0%	593 268.8	100.0%	713 890.0	100.0%	835 324.4
Plus:
Contingency reserve		—	—	—	—	—	—	—

Total consolidated expenditure		518 446.7	—	593 268.8	—	713 890.0	—	835 324.4

Consolidated budget balance		22 776.8		34 399.8		-24 218.4		-177 772.5

1)	Consisting of national and provincial government, social security funds and selected public entities. Refer to Annexure W2 for a detailed list of entities included. In some cases figures were estimated by the National Treasury and may differ from data published by Statistics South Africa and the Reserve Bank.

Table 7
Consolidated government revenue and expenditure 1)

2009/10	2010/11		2011/12		2012/13
% of	Budget	% of	Budget	% of	Budget	% of
total	estimate	total	estimate	total	estimate	total		R million
							Revenue
99.9%	738 286.0	100.0%	827 613.8	100.0%	922 140.4	100.0%		Current revenue
90.2%	665 267.7	90.1%	745 681.3	90.1%	834 711.9	90.5%		Tax revenue (net of SACU)
9.7%	73 018.2	9.9%	81 932.5	9.9%	87 428.4	9.5%		Non-tax revenue
0.1%	117.8	0.0%	128.1	0.0%	138.0	0.0%		Sales of capital assets

100.0%	738 403.7	100.0%	827 741.9	100.0%	922 278.4	100.0%	Total revenue
								Expenditure
								Economic classification
57.5%	527 892.2	58.6%	580 140.5	60.1%	623 715.5	60.3%		Current payments
32.4%	294 431.7	32.7%	315 773.0	32.7%	332 283.1	32.1%		Compensation of employees
17.6%	155 789.4	17.3%	168 533.4	17.5%	178 804.1	17.3%		Goods and services
7.5%	77 671.1	8.6%	95 834.0	9.9%	112 628.3	10.9%		Interest and rent on land
32.2%	284 016.0	31.5%	315 048.5	32.6%	337 335.4	32.6%		Transfers and subsidies
6.6%	62 992.2	7.0%	71 030.7	7.4%	77 791.1	7.5%		Municipalities
2.8%	17 474.9	1.9%	19 870.5	2.1%	20 233.7	2.0%		Departmental agencies and accounts
1.9%	17 864.9	2.0%	19 684.0	2.0%	21 047.7	2.0%		Universities and technikons
0.2%	1 716.2	0.2%	1 845.5	0.2%	1 952.2	0.2%		Foreign governments and international organisations
2.8%	24 091.6	2.7%	25 138.5	2.6%	25 711.1	2.5%		Public corporations and private enterprises
2.3%	20 574.5	2.3%	22 079.8	2.3%	22 742.1	2.2%		Non-profit institutions
15.5%	139 301.8	15.5%	155 399.6	16.1%	167 857.6	16.2%		Households
6.4%	68 163.2	7.6%	69 417.7	7.2%	73 566.9	7.1%		Payments for capital assets
4.9%	53 086.2	5.9%	54 604.9	5.7%	58 791.9	5.7%		Buildings and other fixed structures
1.3%	13 737.5	1.5%	13 698.6	1.4%	13 771.5	1.3%		Machinery and equipment
0.0%	152.5	0.0%	147.6	0.0%	147.9	0.0%		Land and sub-soil assets
0.1%	1 031.5	0.1%	927.8	0.1%	719.2	0.1%		Software and other intangible assets
0.0%	155.5	0.0%	38.7	0.0%	136.5	0.0%	2)	Other assets
3.9%	20 892.6	2.3%	754.3	0.1%	4.5	0.0%		Payments for financial assets

100.0%	900 964.0	100.0%	965 360.9	100.0%	1 034 622.3	100.0%		Subtotal: Economic classification

								Functional classification
13.0%	123 373.3	13.7%	143 809.5	14.9%	159 189.0	15.4%	3)	General public services
6.9%	71 357.6	7.9%	88 462.7	9.2%	104 022.0	10.1%		of which: State debt cost
4.0%	33 792.5	3.8%	37 484.5	3.9%	39 966.4	3.9%		Defense
9.4%	85 615.0	9.5%	92 681.6	9.6%	99 420.4	9.6%		Public order and safety
6.2%	56 488.0	6.3%	61 284.3	6.3%	64 902.4	6.3%		Police services
1.4%	12 855.2	1.4%	13 976.9	1.4%	14 805.1	1.4%		Law courts
1.8%	16 271.9	1.8%	17 420.4	1.8%	19 712.8	1.9%		Prisons
18.4%	154 810.5	17.2%	138 861.2	14.4%	144 577.6	14.0%		Economic affairs
3.3%	28 642.6	3.2%	29 702.6	3.1%	30 672.0	3.0%		General economic, commercial and labour affairs
1.8%	17 067.3	1.9%	19 437.2	2.0%	20 568.5	2.0%		Agriculture, forestry, fishing and hunting
4.6%	28 867.5	3.2%	9 263.0	1.0%	9 529.4	0.9%		Fuel and energy
0.3%	3 623.4	0.4%	4 025.4	0.4%	4 343.3	0.4%		Mining, manufacturing and construction
7.2%	67 426.7	7.5%	67 067.1	6.9%	69 908.4	6.8%		Transport
0.5%	3 855.9	0.4%	3 728.2	0.4%	3 657.3	0.4%		Communication
0.7%	5 327.1	0.6%	5 637.7	0.6%	5 898.8	0.6%		Economic affairs not elsewhere classified
0.7%	6 197.7	0.7%	6 591.5	0.7%	7 042.6	0.7%		Environmental protection
9.8%	93 194.5	10.3%	105 269.8	10.9%	113 482.8	11.0%		Housing and community amenities
2.2%	20 403.4	2.3%	23 299.0	2.4%	24 179.5	2.3%		Housing development
4.4%	44 135.3	4.9%	49 489.8	5.1%	53 743.2	5.2%		Community development
3.2%	28 655.8	3.2%	32 481.0	3.4%	35 560.1	3.4%		Water supply
11.7%	104 639.7	11.6%	113 431.6	11.8%	120 519.3	11.6%		Health
1.0%	5 831.8	0.6%	5 282.9	0.5%	5 581.3	0.5%		Recreation and culture
17.8%	165 073.7	18.3%	179 888.6	18.6%	189 710.3	18.3%		Education
14.1%	128 435.3	14.3%	142 059.7	14.7%	155 132.8	15.0%		Social protection

100.0%	900 964.0	100.0%	965 360.9	100.0%	1 034 622.3	100.0%		Subtotal: Functional classification
								Plus:
—	6 000.0	—	12 000.0	—	24 000.0	—		Contingency reserve

—	906 964.0	—	977 360.9	—	1 058 622.3	—		Total consolidated expenditure
	-168 560.3		-149 619.0		-136 343.9

2)	Includes biological and heritage assets.

3)	Mainly general administration, cost of raising loans and unallocatable capital expenditure.

2010 BUDGET REVIEW
Table 8
Total debt of government 1)

R million		1985/86	1986/87	1987/88	1988/89	1989/90	1990/91	1991/92
Marketable domestic debt		33 544	39 956	47 385	61 124	72 923	85 546	104 646
Government bonds		32 808	39 195	47 173	60 860	71 026	82 824	100 662
Treasury bills		736	761	212	264	1 897	2 722	3 984
Bridging bonds		—	—	—	—	—	—	—
Non-marketable domestic debt	3)	3 646	4 443	7 675	5 386	6 883	7 989	6 520

Total domestic debt		37 190	44 399	55 060	66 510	79 806	93 535	111 166
Total foreign debt	4)	2 295	2 446	2 442	2 227	2 090	1 770	2 940

Total loan debt gross		39 485	46 845	57 502	68 737	81 896	95 305	114 107
Cash balances	5)	1 081	1 573	1 588	3 785	11 181	8 524	9 762
Total loan debt net		38 404	45 272	55 914	64 952	70 715	86 781	104 345

Gold and Foreign Exchange Contingency Reserve Account	6)	-1 940	-3 469	-2 554	-11 158	-14 140	-10 351	-12 508

Composition of gross debt (excluding deduction of cash balances):
Marketable domestic debt		85.0%	85.3%	82.4%	88.9%	89.0%	89.8%	91.7%
Government bonds		83.1%	83.7%	82.0%	88.5%	86.7%	86.9%	88.2%
Treasury bills		1.9%	1.6%	0.4%	0.4%	2.3%	2.9%	3.5%
Bridging bonds		0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Non-marketable domestic debt	3)	9.2%	9.5%	13.3%	7.8%	8.4%	8.4%	5.7%

Total domestic debt		94.2%	94.8%	95.8%	96.8%	97.4%	98.1%	97.4%
Total foreign debt	4)	5.8%	5.2%	4.2%	3.2%	2.6%	1.9%	2.6%

As percentage of GDP:
Total domestic debt		28.3%	28.5%	30.3%	30.3%	30.6%	31.2%	32.3%
Total foreign debt		1.7%	1.6%	1.3%	1.0%	0.8%	0.6%	0.9%
Total loan debt gross		30.1%	30.1%	31.6%	31.3%	31.4%	31.8%	33.2%
Total loan debt net		29.3%	29.1%	30.7%	29.6%	27.1%	29.0%	30.3%

Sources: National Treasury and South African Reserve Bank.

1)	Debt of the central government, excluding extra-budgetary institutions and social security funds.

2)	As projected at the end of January 2010.

3)	Includes non-marketable Treasury bills, retail bonds, former Namibian loans and loan levies.

ANNEXURE B: STATISTICAL TABLES
Table 8
Total debt of government 1)

1992/93	1993/94	1994/95	1995/96	1996/97	1997/98	1998/99		R million
138 681	181 460	225 662	263 844	290 424	318 773	344 938		Marketable domestic debt
132 853	174 892	210 191	248 877	276 124	301 488	325 938		Government bonds
5 828	6 568	7 018	10 700	14 300	17 285	19 000		Treasury bills
—	—	8 453	4 267	—	—	—		Bridging bonds
4 703	3 310	5 705	4 700	6 421	2 778	2 013	3)	Non-marketable domestic debt

143 384	184 770	231 367	268 544	296 845	321 551	346 951		Total domestic debt
2 348	5 201	8 784	10 944	11 394	14 560	16 276	4)	Total foreign debt

145 731	189 970	240 151	279 488	308 239	336 111	363 227		Total loan debt gross
4 750	4 591	6 665	8 630	2 757	4 798	5 166	5)	Cash balances
140 981	185 379	233 486	270 858	305 482	331 313	358 061		Total loan debt net

								Gold and Foreign Exchange
-8 934	-2 190	-4 147	—	-2 169	-73	-14 431	6)	Contingency Reserve Account

								Composition of gross debt (excluding deduction of cash balances):
95.2%	95.5%	94.0%	94.4%	94.2%	94.8%	95.0%		Marketable domestic debt
91.2%	92.1%	87.5%	89.0%	89.6%	89.7%	89.7%		Government bonds
4.0%	3.5%	2.9%	3.8%	4.6%	5.1%	5.2%		Treasury bills
0.0%	0.0%	3.5%	1.5%	0.0%	0.0%	0.0%		Bridging bonds
3.2%	1.7%	2.4%	1.7%	2.1%	0.8%	0.6%	3)	Non-marketable domestic debt

98.4%	97.3%	96.3%	96.1%	96.3%	95.7%	95.5%		Total domestic debt
1.6%	2.7%	3.7%	3.9%	3.7%	4.3%	4.5%	4)	Total foreign debt

								As percentage of GDP:
37.5%	41.8%	46.5%	47.6%	46.7%	45.9%	45.8%		Total domestic debt
0.6%	1.2%	1.8%	1.9%	1.8%	2.1%	2.1%		Total foreign debt
38.1%	43.0%	48.3%	49.5%	48.5%	48.0%	48.0%		Total loan debt gross
36.8%	41.9%	47.0%	48.0%	48.1%	47.3%	47.3%		Total loan debt net

Sources: National Treasury and South African Reserve Bank.

4)	Valued at appropriate foreign exchange rates up to 31 March 2009 as at the end of each period. Forward estimates are based on exchange rates prevailing at 31 January 2010, projected to depreciate in line with inflation differentials.

5)	Bank balances of the National Revenue Fund (balances of government’s accounts with the Reserve Bank and commercial banks).

6)	The balance on the Gold and Foreign Exchange Contingency Reserve Account on 31 March 2010 represents an estimated balance on the account. No provision for any profits or losses on this account has been made for subsequent years. A negative balance indicates a loss and a positive balance a profit.

Table 8
Total debt of government 1)

R million		1999/00	2000/01	2001/02	2002/03	2003/04	2004/05	2005/06
Marketable domestic debt		354 706	365 231	349 415	350 870	388 300	428 593	457 780
Government bonds		332 706	339 731	331 505	328 820	359 700	394 143	417 380
Treasury bills		22 000	25 500	17 910	22 050	28 600	34 450	40 400
Bridging bonds		—	—	—	—	—	—	-
Non-marketable domestic debt	3)	998	2 382	2 030	1 910	1 999	3 498	3 699

Total domestic debt		355 704	367 613	351 445	352 780	390 299	432 091	461 479
Total foreign debt	4)	25 799	31 938	82 009	74 286	64 670	69 405	66 846

Total loan debt gross		381 503	399 551	433 454	427 066	454 969	501 497	528 324
Cash balances	5)	7 285	2 650	6 549	9 730	12 669	30 870	58 187
Total loan debt net		374 218	396 901	426 905	417 336	442 300	470 627	470 137

Gold and Foreign Exchange Contingency Reserve Account	6)	-9 200	-18 170	-28 024	-36 577	-18 036	-5 292	1 751

Composition of gross debt (excluding deduction of cash balances):
Marketable domestic debt		93.0%	91.4%	80.6%	82.2%	85.3%	85.5%	86.6%
Government bonds		87.2%	85.0%	76.5%	77.0%	79.1%	78.6%	79.0%
Treasury bills		5.8%	6.4%	4.1%	5.2%	6.3%	6.9%	7.6%
Bridging bonds		0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Non-marketable domestic debt	3)	0.3%	0.6%	0.5%	0.4%	0.4%	0.7%	0.7%

Total domestic debt		93.2%	92.0%	81.1%	82.6%	85.8%	86.2%	87.3%
Total foreign debt	4)	6.8%	8.0%	18.9%	17.4%	14.2%	13.8%	12.7%

As percentage of GDP:
Total domestic debt		42.5%	38.6%	33.5%	29.3%	29.9%	29.8%	28.6%
Total foreign debt		3.1%	3.4%	7.8%	6.2%	5.0%	4.8%	4.1%
Total loan debt gross		45.6%	42.0%	41.3%	35.5%	34.9%	34.6%	32.7%
Total loan debt net		44.7%	41.7%	40.7%	34.7%	33.9%	32.5%	29.1%

Sources: National Treasury and South African Reserve Bank.

1)	Debt of the central government, excluding extra-budgetary institutions and social security funds.

2)	As projected at the end of January 2010.

3)	Includes non-marketable Treasury bills, retail bonds, former Namibian loans and loan levies.

Table 8
Total debt of government 1)

			2)
2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13		R million
467 864	478 265	527 751	698 172	888 779	1 077 630	1 256 243		Marketable domestic debt
422 064	426 415	462 751	583 472	752 079	920 930	1 079 543		Government bonds
45 800	51 850	65 000	114 700	136 700	156 700	176 700		Treasury bills
—	—	—	—	—	—	—		Bridging bonds
3 238	2 555	1 956	4 235	6 112	7 941	9 832	3)	Non-marketable domestic debt

471 102	480 821	529 707	702 407	894 891	1 085 571	1 266 075		Total domestic debt
82 581	96 218	97 268	94 034	106 291	128 441	152 973	4)	Total foreign debt

553 683	577 039	626 975	796 441	1 001 182	1214012	1 419 048		Total loan debt gross
75 315	93 809	101 349	106 091	106 091	106 091	106 091	5)	Cash balances
478 368	483 230	525 626	690 350	895 091	1 107 921	1 312 957		Total loan debt net

								Gold and Foreign Exchange
28 514	72 189	101 585	42 922	42 922	42 922	42 922	6)	Contingency Reserve Account

								Composition of gross debt (excluding deduction of cash balances):
84.5%	82.9%	84.2%	87.7%	88.8%	88.8%	88.5%		Marketable domestic debt
76.2%	73.9%	73.8%	73.3%	75.1%	75.9%	76.1%		Government bonds
8.3%	9.0%	10.4%	14.4%	13.7%	12.9%	12.5%		Treasury bills
0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%		Bridging bonds
0.6%	0.4%	0.3%	0.5%	0.6%	0.7%	0.7%	3)	Non-marketable domestic debt

85.1%	83.3%	84.5%	88.2%	89.4%	89.4%	89.2%		Total domestic debt
14.9%	16.7%	15.5%	11.8%	10.6%	10.6%	10.8%	4)	Total foreign debt

								As percentage of GDP:
25.7%	23.1%	22.8%	28.7%	33.1%	36.6%	38.4%		Total domestic debt
4.5%	4.6%	4.2%	3.8%	3.9%	4.3%	4.6%		Total foreign debt
30.2%	27.7%	27.0%	32.5%	37.1%	40.9%	43.1%		Total loan debt gross
26.1%	23.2%	22.7%	28.2%	33.2%	37.3%	39.8%		Total loan debt net

Sources: National Treasury and South African Reserve Bank.

4)	Valued at appropriate foreign exchange rates up to 31 March 2009 as at the end of each period. Forward estimates are based on exchange rates prevailing at 31 January 2010, projected to depreciate in line with inflation differentials.

5)	Bank balances of the National Revenue Fund (balances of government’s accounts with the Reserve Bank and commercial banks).

6)	The balance on the Gold and Foreign Exchange Contingency Reserve Account on 31 March 2010 represents an estimated balance on the account.

No provision for any profits or losses on this account has been made for subsequent years. A negative balance indicates a loss and a positive balance a profit.

2010 BUDGET REVIEW

Table 9
Financial guarantees:
Amounts drawn on government guarantees

		2006/07			2007/08
R million	Domestic	Foreign	Total	Domestic	Foreign	Total
General Government Sector	1 063	—	1 063	872	—	872

Central Government	1 063	—	1 063	872	—	872

Former regional authorities	248	—	248	212	—	212
Guarantee scheme for housing loans to employees	446	—	446	374	—	374
Guarantee scheme for motor vehicles — senior officials	14	—	14	10	—	10
Universities and Technikons	355	—	355	276	—	276

Public Entities	47 803	18 677	66 480	44 646	18 781	63 427

Non-financial	45 540	5 279	50 819	42 304	5 173	47 477

Autopax Passenger Services	—	—	—	—	—	—
Central Energy Fund	—	360	360	—	243	243
Denel	—	—	—	—	—	—
Eskom	—	133	133	—	—	—
Irrigation Boards	44	—	44	43	—	43
Kalahari East Water Board	16	—	16	16	—	16
Komati Basin Water Authority	1 548	—	1 548	1 514	—	1 514
Lesotho Highlands Development Authority	12	606	618	9	604	613
Nuclear Energy Corporation of South Africa	20	—	20	20	—	20
South African Airways	1 300	—	1 300	4 460	—	4 460
South African National Roads Agency Limited	5 885	—	5 885	6 441	—	6 441
Telkom South Africa	4 679	106	4 785	—	140	140
Trans-Caledon Tunnel Authority	17 417	273	17 690	19 021	250	19 271
Transnet	14 619	3 801	18 420	10 780	3 936	14 716

Financial	2 263	13 398	15 661	2 342	13 608	15 950

Development Bank of Southern Africa	—	12 178	12 178	—	12 414	12 414
Industrial Development Corporation of South Africa	—	1 220	1 220	—	1 194	1 194
Land Bank	1 500	—	1 500	1 500	—	1 500
South African Reserve Bank	763	—	763	842	—	842

Private Sector	95	—	95	95	—	95

Agricultural Co-operatives	95	—	95	95	—	95

Foreign Sector	145	—	145	91	—	91

Foreign Central Banks and Governments	145	—	145	91	—	91

Total	49 106	18 677	67 783	45 704	18 781	64 485

1)	As projected at the end of January 2010.

ANNEXURE B: STATISTICAL TABLES

Table 9
Financial guarantes:
Amounts drawn on government guarantees

				1)
2008/09			2009/10
Domestic	Foreign	Total	Domestic	Foreign	Total	R million
595	—	595	595	—	595	General Government Sector

595	—	595	595	—	595	Central Government

206	—	206	206	—	206	Former regional authorities
255	—	255	255	—	255	Guarantee scheme for housing loans to employees
8	—	8	8	—	8	Guarantee scheme for motor vehicles — senior officials
126	—	126	126	—	126	Universities and Technikons

42 976	19 315	62 291	99 773	37 370	137 143	Public Entities

41 334	5 521	46 855	92 073	24 766	116 839	Non-financial

—	—	—	1 400	—	1 400	Autopax Passenger Services
—	130	130	—	58	58	Central Energy Fund
880	—	880	1 850	—	1 850	Denel
—	—	—	36 039	19 961	56 000	Eskom
43	—	43	43	—	43	Irrigation Boards
16	—	16	16	—	16	Kalahari East Water Board
1453	—	1 453	1 453	—	1 453	Komati Basin Water Authority
7	517	524	7	443	450	Lesotho Highlands Development Authority
20	—	20	20	—	20	Nuclear Energy Corporation of South Africa
4 460	—	4 460	4 460	—	4 460	South African Airways
6 708	—	6 708	19 038	—	19 038	South African National Roads Agency Limited
—	138	138	—	124	124	Telkom South Africa
19 363	225	19 588	19 363	193	19 556	Trans-Caledon Tunnel Authority
8 384	4 511	12 895	8 384	3 987	12 371	Transnet

1 642	13 794	15 436	7 700	12 604	20 304	Financial

—	12 348	12 348	5 200	11 510	16 710	Development Bank of Southern Africa
—	1 446	1 446	—	1 094	1 094	Industrial Development Corporation of South Africa
1 500	—	1 500	2 500	—	2 500	Land Bank
142	—	142	—	—	—	South African Reserve Bank

94	—	94	94	—	94	Private Sector

94	—	94	94	—	94	Agricultural Co-operatives

58	—	58	58	—	58	Foreign Sector

58	—	58	58	—	58	Foreign Central Banks and Governments

43 723	19 315	63 038	100520	37 370	137 890	Total[1]

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c
Summary of additional tax
proposals for 2010/11
•  Direct tax proposals
Personal income tax rate and bracket structure
The primary rebate is increased to R10 260 per year for all individuals. The secondary rebate, which applies to individuals aged 65 years and over, is increased to R5 675 per year. The resulting income tax threshold below which individuals are not liable for personal income tax is increased to R57 000 of taxable income per year for those below age 65 and to R88 528 per year for those aged 65 and over. The rates of tax for the 2009/10 tax year and those proposed for 2010/11 are set out in Table C.l.
Table C.1 Personal income tax rate and bracket adjustments, 2009/10 and 2010/11

	2009/10		2010/11
Taxable income	Rates of tax	Taxable income	Rates of tax
R0- R132 000	18% of each R1	R0 — R140 000	18% of each R1
R132 001 — R210 000	R23 760 + 25% of the amount	R140 001 — R221 000	R25 200 + 25% of the amount
	above R132 000		above R140 000
R210 001 — R290 000	R43 260 + 30% of the amount	R221 001 — R305 000	R45 450 + 30% of the amount
	above R210 000		above R221 000
R290 001 — R410 000	R67 260 + 35% of the amount	R305 001 — R431 000	R70 650 + 35% of the amount
	above R290 000		above R305 000
R410 001 — R525 000	R109 260 + 38% of the amount	R431 001 — R552 000	R114 750 + 38% of the amount
	above R410 000		above R431 000
R525 001 and above	R152 960 + 40% of the amount	R552 001 and above	R160 730 + 40% of the amount
	above R525 000		above R552 000

Rebates		Rebates
Primary	R9 756	Primary	R10 260
Secondary	R5 400	Secondary	R5 675
Tax threshold		Tax threshold
Below age 65	R54 200	Below age 65	R57 000
Age 65 and over	R84 200	Age 65 and over	R88 528
The proposed tax schedule compensates individuals for the effect of inflation on income tax liabilities and results in reduced tax liability for taxpayers at all income levels. These tax reductions are set out in Tables C.2 and C.3. The average tax rates (tax as a percentage of taxable income) for individuals are illustrated in Figures C.l and C.2.

2010 BUDGET REVIEW

Table C.2 Income tax payable, 2010/11 (taxpayers below age 65)

Taxable income (R)	2009 rates (R)	Proposed rates (R)	Tax reductions (R)	% reduction
57 000	504	—	-504	-100.0%
60 000	1 044	540	-504	-48.3%
65 000	1 944	1 440	-504	-25.9%
70 000	2 844	2 340	-504	-17.7%
75 000	3 744	3 240	-504	-13.5%
80 000	4 644	4 140	-504	-10.9%
85 000	5 544	5 040	-504	-9.1%
90 000	6 444	5 940	-504	-7.8%
100 000	8 244	7 740	-504	-6.1%
120 000	11 844	11 340	-504	-4.3%
150 000	18 504	17 440	-1 064	-5.8%
200 000	31 004	29 940	-1 064	-3.4%
250 000	45 504	43 890	-1 614	-3.5%
300 000	61 004	58 890	-2 114	-3.5%
400 000	96 004	93 640	-2 364	-2.5%
500 000	133 704	130 710	-2 994	-2.2%
750 000	233 204	229 670	-3 534	-1.5%
1 000 000	333 204	329 670	-3 534	-1.1%
Figure C.1 Average tax rates for taxpayers under age 65

ANNEXURE C: SUMMARY OF ADDITIONAL TAX PROPOSALS FOR 2010/11

Table C.3 Income tax payable, 2010/11 (taxpayers aged 65 and over)

Taxable income (R)	2009 rates (R)	Proposed rates (R)	Tax reductions (R)	% reduction
85 000	144	—	-144	-100.0%
90 000	1 044	265	-779	-74.6%
100 000	2 844	2 065	-779	-27.4%
120 000	6 444	5 665	-779	-12.1%
150 000	13 104	11 765	-1 339	-10.2%
200 000	25 604	24 265	-1 339	-5.2%
250 000	40 104	38 215	-1 889	-4.7%
300 000	55 604	53 215	-2 389	-4.3%
400 000	90 604	87 965	-2 639	-2.9%
500 000	128 304	125 035	-3 269	-2.5%
750 000	227 804	223 995	-3 809	-1.7%
1 000 000	327 804	323 995	-3 809	-1.2%
Figure C.2 Average tax rates for taxpayers age 65 and over
•  Indirect tax proposals
Specific excise duties
It is proposed that the customs and excise duties in Section A of Part 2 of Schedule 1 of the Customs and Excise Act, No. 91 of 1964, be amended with effect from 17 February 2010 to the extent shown in Table C.4.

2010 BUDGET REVIEW

Table C.4 Specific excise duties, 2009/10 — 2010/11

			2009/10		2010/11
Tariff	Tariff		Present rate of duty		Proposed rate of duty
item	head- ing	Description	Excise	Customs	Excise	Customs
104.00		Prepared foodstuffs;beverages, spirits and vinegar; tobacco

104.01	19.01	Malt extract; food preparations of flour, groats, meal, starch or malt extract, not containing cocoa or containing less than 40 per cent by mass of cocoa calculated on a totally defatted basis, not elsewhere specified or included; food preparations of goods of headings 04.01 to 04.04, not containing cocoa or containing less than 5 per cent by mass of cocoa calculated on a totally defatted basis not elsewhere specified or included:

.10		Traditional beer powder as defined in Additional Note 1 to Chapter 19	34.7c/kg	34.7c/kg	34.7c/kg	34.7c/kg

104.10	22.03	Beer made from malt:

.10		Traditional beer as defined in Additional Note 1 to Chapter 22	7.82c/i	7.82c/i	7.82c/i	7.82c/i

.20		Other	R46.41/i	R46.41/i	R50.20/i	R50.20/i
			of absolute alcohol		of absolute alcohol

104.15	22.04	Wine of fresh grapes, including fortified wines; grape must (excluding that of heading 20.09):

	22.05	Vermouth and other wine of fresh grapes flavoured with plants or aromatic substances:

.02		Sparkling wine	R6.16/i	R6.16/i	R6.67/i	R6.67/i

.04		Unfortified wine	R1.98/i	R1.98/i	R2.14/i	R2.14/i

.06		Fortified wine	R3.72/i	R3.72/i	R4.03/i	R4.03/i

104.17	22.06	Other fermented beverages, (for example, cider, perry and mead); mixtures of fermented beverages and mixtures of fermented beverages and non-alcoholic beverages, not elsewhere specified or included:

.05		Traditional beer as defined in Additional Note 1 to Chapter 22	7.82c/i	7.82c/i	7.82c/i	7.82c/i

.15		Other fermented beverages, unfortified	R2.33/i	R2.33/i	R2.52/i	R2.52/i

.17		Other fermented beverages, fortified	R4.73/i	R4.73/i	R5.15/i	R5.15/i

.22		Mixtures of fermented beverages and mixtures of fermented beverages and non-alcoholic beverages	R2.33/i	R2.33/i	R2.52/i	R2.52/i

.90		Other	R4.73/i	R4.73/i	R5.15/i	R5.15/i

104.20	22.07	Undenatured ethyl alcohol of an alcoholic strength by volume of 80 per cent volume or higher; ethyl alcohol and other spirits, denatured, of any strength:

ANNEXURE C: SUMMARY OF ADDITIONAL TAX PROPOSALS FOR 2010/11

Table C.4 Specific excise duties (continued)

			2009/10		2010/11
Tariff	Tariff		Present rate of duty		Proposed rate of duty
item	head- ing	Description	Excise	Customs	Excise	Customs
	22.08	Undenatured ethyl alcohol of an
alcoholic strength by volume of less
than 80 per cent; spirits, liqueurs and
other spirituous beverages:

.10		Wine spirits, manufactured by the	R77.67/i	R77.67/i	R84.57/i	R84.57/i
distillation of wine
			of absolute alcohol		of absolute alcohol

.15		Spirits, manufactured by the distillation	R77.67/i	R77.67/i	R84.57/i	R84.57/i
		of any sugar cane product	of absolute alcohol		of absolute alcohol

.25		Spirits, manufactured by the distillation	R77.67/i	R77.67/i	R84.57/i	R84.57/i
of any grain product
			of absolute alcohol		of absolute alcohol

.29		Other spirits	R77.67/i	R77.67/i	R84.57/i	R84.57/i
			of absolute alcohol		of absolute alcohol

.40		Liqueurs and other spirituous	R77.67/i	R77.67/i	R84.57/i	R84.57/i
		beverages	of absolute alcohol		of absolute alcohol

104.30	24.02	Cigars, cheroots, cigarillos and
cigarettes, of tobacco or of tobacco
substitutes:

.10		Cigars, cheroots, and cigarillos, of	R1 951.43	R1 951.43	R2 072.31	R2 072.31
		tobacco or of tobacco substitutes	/kg net		/kg net

.20		Cigarettes, of tobacco or of tobacco	R3.85	R3.85	R4.47	R4.47
		substitutes	/10 cigarettes		/10 cigarettes

104.35	24.03	Other manufactured tobacco and
manufactured tobacco substitutes;
“homogenised” or “reconstituted”
tobacco; tobacco extracts and
essences:

.10		Cigarette tobacco and substitutes	R183.04/kg	R183.04/kg	R194.60/kg	R194.60/kg
thereof

.20		Pipe tobacco and substitutes thereof	R100.10	R100.10	R108.08	R108.08
			/kg net		/kg net
Carbon dioxide vehicle emissions tax
As noted in Chapter 5, the proposed CO2 vehicle emissions tax will be implemented from 1 September 2010 as a specific tax, instead of the previously proposed ad valorem tax. New passenger cars will be taxed based on their certified CO2 emissions at R75 per g/km for each g/km above 120 g/km. This emissions tax will be in addition to the current ad valorem luxury tax on new vehicles.

2010 BUDGET REVIEW

Table C.5 CO2 vehicles emissions tax, example of tax per vehicle and tax incidence: Passenger cars

				CO2
	Average			emissions
	CO2	Number of	% of	above	Tax @ R75	Average	Average tax
CO2 emissions	emissions	vehicles, 12	vehicles 12	threshold:	per g/km	price	rate
g/km	g/km	months	months	g/km > 120	Rand	Rand	%

Below 120	110	342	0.2%	—	—	177 000	0.0%
	120	493	0.2%	—	—	170 000	0.0%
	130	10 904	4.9%	10	750	121 000	0.6%
	140	15 856	7.2%	20	1 500	164 000	0.9%
	150	20 794	9.4%	30	2 250	169 000	1.3%
	160	21 694	9.8%	40	3 000	181 000	1.7%
	170	33 552	15.2%	50	3 750	166 000	2.3%
	180	46 664	21.1%	60	4 500	164 000	2.7%
	190	24 224	11.0%	70	5 250	244 000	2.2%
	200	10 183	4.6%	80	6 000	293 000	2.0%
	220	22 928	10.4%	100	7 500	391 000	1.9%
	280	8 083	3.7%	160	12 000	552 000	2.2%
	320	4 161	1.9%	200	15 000	551 000	2.7%
	370	778	0.4%	250	18 750	947 000	2.0%
Above 400	410	25	0.01%	290	21 750	606 000	3.6%

Average/Total	178	220 681	100.0%	58	4 350	227 000	1.9%

Closure of sophisticated tax loopholes
The South African tax system, like its counterparts around the world, is under pressure to lower marginal tax rates, especially the headline corporate income tax rate, for international competitiveness. Government has achieved lower rates over the past decade by broadening the tax base. One area of concern is the use of sophisticated tax avoidance schemes. The scale of these schemes often presents a substantial loss to the fiscus, even when considered in isolation. Below is a list of schemes that have been identified for closure.
Cross-border mismatches
The Income Tax Act (1962) will be amended to clarify the tax treatment of unacceptable schemes associated with tax treaties and foreign tax credits. For example, a number of schemes entail the borrowing of funds to acquire financial instruments that generate income, but are subject to a zero rate of tax by virtue of tax treaties. Others generate income, but are arguably not subject to South African tax by virtue of the inappropriate use of foreign tax credits.
Interest cost allocation for finance operations
Interest costs on debt that finances revenue-generating assets are deductible for income tax purposes, while interest costs allocable to non-revenue producing assets are not. Financial institutions are deducting interest expenditure beyond what should be allowed according to tax principles. It is proposed to introduce measures to ensure that interest expenses are allocated proportionately among various financial assets based on a “taxable income/gross receipts and accruals” formula.
‘Protected cell’ companies
Foreign companies must be more than 50 per cent owned by South Africans to fall within the controlled foreign company (CFC) regime. Taxpayers have sought to bypass CFC legislation through the use of

ANNEXURE C: SUMMARY OF ADDITIONAL TAX PROPOSALS FOR 2010/11

“protected cell” companies. A statutory cell company effectively operates as a multiple limited liability entity, with each cell protected against the other. Investors typically have full control over the cell, but fail to satisfy the requisite CFC ownership requirements in the foreign entity overall. It is proposed to treat each cell as a deemed separate company with the ownership requirements measured separately.
Cross-border insurance payments
Many cross-border insurance payments represent capital investments as opposed to risk-related insurance. The aim of these transactions is to generate an immediate deduction for offshore investments without a corresponding inclusion of income. While the CFC rules target captive insurers, many schemes involve controlled companies of a larger foreign-owned group in which South African operations are a mere subcomponent. It is proposed to deny the deduction in problematic cases.
Participation preference and guaranteed shares
Some taxpayers are taking funds offshore through deductible payments (e.g. interest) and bringing those funds back onshore tax-free through foreign dividends eligible for the participation exemption. The goal of the participation exemption is to encourage the voluntary repatriation of funds derived offshore. It is proposed to deny the exemption for preference share dividends, guaranteed dividends and any dividends derived directly or indirectly from South Africa.
Restricting the cross-border interest exemption
South Africa provides a blanket exemption for local interest payments to any foreign legal person, unless the payment is made to a local branch of a foreign legal person. The purpose of this exemption is to attract foreign investment, but the overly broad nature of the exemption means that investors in tax havens can invest in South African debt with little restriction. The exemption will be restricted to contain the leakage. However, none of the changes anticipated will affect foreign investment in South African bonds, unit trusts, bank deposits or the like.
Transfer pricing
It is proposed to provide a uniform set of transfer pricing rules to deal with artificial pricing or the misallocation of prices within the various components of a single transaction. These rules will align the treatment of both onshore and offshore transactions.
Miscellaneous tax amendments
Individual and savings issues
•	Post-retirement conversion of annuities into lump sums: Retirement savings lump sums may benefit from a special rates table that includes a R300 000 exemption. This table mainly applies when a lump sum payout occurs upon a member’s retirement or death. However, lump sum payouts may occur after retirement if a post-retirement annuity is subsequently converted into a lump sum. It is proposed that this post-retirement conversion receive the same treatment under the special rates table (including the aggregation principle).

•	Multiple successions of retirement savings: The succession of retirement savings lump sums from a deceased member benefits from the special rates table in the same fashion as retirement payouts. In some circumstances, the transfer of retirement savings upon death may occur in the form of an annuity. The annuity may then be converted into a lump sum for the benefit of another party. It is

2010 BUDGET REVIEW

proposed that the special rates table (including the aggregation principle) be extended to cover secondary successions of retirement savings.

•	Partial wind-up of umbrella funds: Multiple employers may be members of a single occupational pension (or provident) fund, commonly known as an umbrella fund. For various reasons, an employer may terminate its membership of this fund with applicable savings shifted to a preservation fund. However, this receipt by a preservation fund may technically fall outside the preservation fund definitions, making it impermissible. It is proposed that the preservation fund definitions be extended to cover this circumstance.

•	Retirement savings payouts to third parties: In some circumstances, the Pension Funds Act allows fund administrators to use a member’s retirement benefits to make payments to third parties (e.g. such as compensation to lenders for unpaid housing loans guaranteed by the fund). The tax impact of these third-party payouts requires clarification (especially regarding recovery of tax). It is proposed that these payments be treated like other lump sum benefits for the benefit of the member, thereby triggering the special rates table.

•	Employer payment of professional fees on behalf of employees: Employer payment of professional body subscription fees on behalf of employees does not give rise to a taxable fringe benefit if membership in that body is a condition of employment. It has come to light that other fees that largely benefit the employer may be paid on behalf of employees. It is accordingly proposed that this fringe benefit relief be extended to cover these related employer payments.

•	Refinement of key employee restricted share schemes: Anti-avoidance legislation introduced in 2004 seeks to tax restricted shares provided to employees at ordinary rates when the restrictions are lifted or when the employee disposes of those shares. The timing of this tax event is critical for ensuring that these rights are taxed at ordinary rates when those shares have fully appreciated. Because key employee share schemes can involve a variety of forms, the anti-avoidance legislation needs to be refined to cover unintended circumstances. Comments received indicate that shares held in an employer trust may give rise to double taxation. Concerns also exist that share swaps of restricted shares could undermine the anti-avoidance legislation. It is proposed that the above problems and other technical issues be resolved in line with initial anti-avoidance policy.
Special relief measures
•	Professional sports bodies: In 2007, legislative measures were introduced that facilitate the amalgamation of the professional and amateur arms of some sports organisations. This amalgamation effectively allows deductions for operational expenditure incurred by professional sports organisations to develop their amateur arms. The amalgamation tax measure was limited to a two-year period that expired on 31 December 2009. Given the practical difficulties of undertaking these amalgamations, it is proposed that this window period be extended to 31 December 2012, and that consideration be given to addressing other anomalies that may arise.

•	Dissolution or winding up of miscellaneous entities: Certain entities, such as chambers of commerce, trade unions and fidelity funds, are exempt from income tax. While the exemption for these entities shares features with other more well-known entity exemptions (such as public-benefit organisations and clubs), current law fails to adequately address the dissolution or winding up of such entities. It is proposed that these events trigger recoupment so as to mirror the current treatment of terminating public-benefit organisations and clubs.

•	Extension of deductibility of donations to Peace Parks Foundation: The Peace Parks Foundation is a public-benefit organisation working to realise the transfrontier parks project along South Africa’s border, thereby promoting biodiversity conservation and employment. While the foundation is fully exempt, deductible donations are limited to donations made by the close of 31 March 2010. It is proposed that the cut-off date be removed so that deductible donations can freely be made in future.

ANNEXURE C: SUMMARY OF ADDITIONAL TAX PROPOSALS FOR 2010/11

Business measures
•	Liquidating company impact on micro and small business relief: Micro businesses may use the presumptive tax system, rather than normal income tax, to simplify their tax affairs. Special relief (e.g. the 10 per cent rate in lieu of the normal 28 per cent company rate) may also exist for small business companies. To prevent potential income-splitting, common share ownership in more than one company generally prevents either form of relief. This prohibition makes little sense, however, to the extent that share ownership is of a liquidating inactive dormant company, especially if that company has filed for liquidation/deregistration but not yet ceased existence. It is proposed that ownership in liquidating/deregistering companies no longer be grounds for preventing micro and small business relief.

•	Plantations involved in company formations: The income tax rules allow for tax-free rollover relief when assets are transferred to a domestic company within the context of a company formation and other domestic reorganisations. Plantations technically fall outside this relief. The reorganisation rules will be corrected to eliminate this anomaly.

•	Share-for-share reorganisations of listed companies: Unlisted and listed share-for-share reorganisations (like other asset-for-share transfers) qualify for tax relief if certain conditions are satisfied. Some of the conditions require the acquiring company to know certain tax information about the target shareholders, such as whether the target shareholder holds the target shares as a capital asset or as trading stock. This level of knowledge is impractical in a listed context given the volume of shareholders and the small share interests typically involved. It is proposed that conditions of this nature be waived in the case of listed share-for-share relief, to the extent this waiver does not create opportunities for tax avoidance.

•	Default elections involving intra-group rollovers: Taxpayers generally prefer rollover relief when engaged in various reorganisations, including intra-group transfers (i.e. transfers within a 70 per cent owned group of companies). Given this general preference, taxpayers automatically fall within reorganisation rollover relief if certain objective conditions are satisfied unless the parties involved actively elect-out. Although this default largely assists taxpayers, taxpayers engaged in the intra-group transfer of regularly disposed of trading stock prefer to fall outside the relief due to tracing problems. It is proposed that different methodology be provided for this class of intra-group transfers to simplify compliance.

•	Reorganisations and bad debts: The reorganisation rules are designed so that the acquiring company generally “steps into the shoes” of the party transferring qualifying assets. However, this concept does not technically apply in the case of bad debts. As a result, creditors cannot claim a bad-debt deduction for debts if the creditor claim is acquired in a reorganisation with the default occurring afterward. It is proposed that the reorganisation rules be modified so that bad-debt deductions can be claimed in these circumstances, provided this modification does not give rise to double losses.

•	Financial instruments held as trading stock: Accounting principles have recognised inventory as a balance sheet asset equal to the lesser of cost or value. The income tax rules for trading stock mimic this rule, allowing taxpayers to reflect devalued trading stock prior to disposal at its reduced value. Only shares are excluded. It is proposed that this exclusion for shares be extended to all financial instruments, because modern financial reporting distinguishes financial instruments from other inventory.

•	Revised taxation of short-term insurers: Unlike many taxpayers, short-term insurers may deduct a certain level of reserves. The general starting point for these deductible reserves is the level of reserves required by the Financial Services Board (FSB) for regulatory short-term insurance purposes. While some reserves allowed by the FSB are a reasonable starting point for allowable deductions, these reserves may be inflated to protect policy holders to the detriment of the tax base, especially given recent regulatory changes undertaken by the FSB. Moreover, the tax system may implicitly create other mismatches involving premium income versus deductible reserves to the

2010 BUDGET REVIEW

detriment of the fiscus. These issues call into question the current system for taxing short-term insurers, thereby requiring potential change within the current and subsequent tax budget cycle.

•	Further refinement of the proposed dividends tax: The legislative process for the proposed dividends tax began in 2008. Because of the complexity of the changeover from the secondary tax on companies, the legislative process was intended to occur over a few years to fully test the legislation against public comment before implementation. While most issues have been resolved for implementation, a number of smaller issues remain, including required changes to the current and proposed dividend definition (such as adding a new definition for foreign dividends and remedying certain defects within the current definition applying to the secondary tax on companies), transitional issues between the current and proposed regimes, practical problems relating to in specie dividends and further refinements to the proposed withholding system.

•	Liquidating residential property entities: Last year, government announced a three-year window allowing residential property entities to liquidate without triggering additional tax. Many of these entities were initially established to eliminate transfer duty under prior law but have since become very tax-inefficient. On further review, it has been determined that this window is insufficient. A new, more flexible window period is proposed so that these residential property entities are to be liquidated or dissolved with limited compliance and enforcement effort.

•	Coordination with company law reform: Company law reform has been fully enacted, with implementation pending. Many principles within income tax directly or indirectly depend upon company law principles. For instance, certain company-related definitions may have to be revised along with certain reorganisation rules. Pending company law implementation may accordingly require associated tax amendments during 2010.

•	Micro-business presumptive turnover tax refinements: An elective presumptive turnover tax was recently implemented for the benefit of micro businesses. This instrument effectively replaces the normal income tax, capital gains tax and secondary tax on companies, simplifying compliance for very small businesses that choose to participate in this tax regime. Recent implementation of the presumptive tax has uncovered certain technical anomalies. These anomalies include transitional issues (i.e. upon entry into the system), coordination with VAT and possible clarification of the professional services definition. It is proposed that these technical issues be remedied without revisiting previous policy decisions.
International measures
•	Thin capitalisation as applied to foreign-owned South African branches: The thin-capitalisation rules do not appear to apply to foreigners with unincorporated South African branch operations. Foreign parties can therefore form a foreign company with excessive amounts of debt while remaining free from the thin-capitalisation restriction, even though the main operations of the foreign company are contained within a South African branch. Interest on this excessive debt can strip the tax base to the same extent as excessive debt in a foreign-owned South African company. Certain taxpayers have sought to exploit this loophole, which this proposal now seeks to close (while being mindful of treaty non-discrimination limitations).

•	Country change of currency: The conversion of one foreign currency into another is a taxable event. Countries may occasionally convert their entire currency into another currency. This form of currency change will technically trigger a potentially massive currency gain or loss for foreign operations, even though the conversion is wholly outside taxpayer control. It is proposed that relief be provided in these unique circumstances.

•	Currency translation in the context of multiple reporting currencies: The income tax system uses foreign reporting currency as the starting point for its tax calculations and then translates this amount into a rand amount. The tax rules assume that the parties at issue are using a single foreign currency

ANNEXURE C: SUMMARY OF ADDITIONAL TAX PROPOSALS FOR 2010/11

for all reporting purposes. Foreign operations may use different foreign currencies for different purposes. It is proposed that the reporting currency for income tax be clarified.
Indirect tax measures
•	Movable goods supplied to foreign-going ships (VAT): The current zero rating for supplies (such as food) made by a domestic vendor to a locally stationed foreign-going ship (or aircraft) for consumption during transport only applies if the transport is commercial. A number of foreign-going ships that temporarily station at local ports are not covered by this zero rating (military ships, for example). The zero rating will be extended to cover this scenario.

•	Intra-group supplies on loan account (VAT): Vendors must pay back input tax deductions claimed to the extent that they have not paid (within a 12 month period) for the supply made to them. If a group of companies is involved, the one-year payback period may prove too restrictive. Many groups that operate intra-group loan accounts for commercial reasons often do not clear these loan accounts within the required 12 months. Relaxation in this area will be considered to prevent unintended anomalies.

•	Double charge on deregistration (VAT): As stated above, a VAT payback provision exists for supplies on which the vendor has claimed an input tax deduction that remain unpaid after a 12-month period. Additionally, if a vendor deregisters from the VAT system, the vendor makes a deemed supply of all assets or rights associated with the vendor’s enterprise at the time of deregistration. As a result, a vendor may be liable for VAT under two different but interlinked provisions (for example, if deregistration occurs with respect to a deregistering enterprise with unpaid asset purchases). It is proposed that this potential double charge be removed.

•	Commercial accommodation (VAT): The supply of commercial accommodation is taxable at the rate of 14 per cent, while the supply of residential accommodation is exempt. The supply of commercial accommodation (such as a motel or a hotel) usually consists of lodging together with domestic goods and services. It has come to light that certain entities that supply exempt residential accommodation have (as a result of definitional technicalities) crossed over into supplying commercial accommodation. An example of this crossover is the supply of student accommodation with furniture and other fittings, without any services. This supply marginally pushes this accommodation into the ambit of commercial accommodation, on which VAT must be charged. The VAT treatment of commercial and residential accommodation will be reviewed. During 2011, legislation may be introduced to address these shortcomings.

•	Pooling arrangements (VAT): The VAT Act permits certain farming and rental arrangements between multiple parties to be treated as a single scheme for VAT purposes (i.e. as a single vendor). The South African Revenue Service (SARS) receives a number of requests for rulings that grant permission for various other classes of vendors to account for VAT using the pooling concept (such as the betting, trucking and shipping industries). SARS has granted some of these rulings to simplify administration without causing enforcement difficulties. It is proposed to formally extend this pooling concept to other industries.

•	Documentary proof for claiming a notional input tax deduction (VAT): A vendor can claim an input tax deduction when acquiring a non-taxable supply of second-hand goods, but only to the extent that the vendor has paid for these goods. Currently, the documentary requirements to corroborate the notional input tax deduction do not include proof of payment for second-hand goods. A proof of payment requirement will accordingly be inserted to rectify this anomaly.

•	Payment of VAT in respect of imported services (VAT): Vendors are required to declare VAT payable for imported services on a special VAT form within a 30 day period. Certain vendors, for administrative and practical reasons, have requested that SARS grant permission to declare this VAT payable on the standard VAT 201 returns. SARS has allowed certain vendors to account for VAT on

2010 BUDGET REVIEW

imported services in this way. An amendment will be made to provide vendors with an option of using either method without obtaining permission from SARS.

•	Claiming input tax deductions in the case of de minimis acquisitions (VAT): A vendor does not require a tax invoice to claim input tax for a supply within the VAT net that does not exceed R50. The VAT Act does, however, require a vendor to possess a tax invoice (or other specified documentary proof) in order to claim a VAT input deduction. The R50 de minimis rule (which was intended to simplify the administration for the seller) does not specify the documentary proof needed. An amendment is proposed to eliminate this anomaly and to prescribe alternative documentary proof (i.e. a till slip) for these de minimis situations.

•	Mineral and petroleum resources royalty refinements: The mineral and petroleum resources royalty will become operational from 1 March 2010. Close examination of the Mineral and Petroleum Resources Royalty Act (2008) has revealed a number of technical anomalies that need correction. These anomalies include issues on how unincorporated joint ventures are to be treated, how information is to be stored between SARS and the Department of Mineral Resources, coordination with the Income Tax Act as applied within the context of the royalty act, and clarifying the specified condition determination for certain minerals that allow for a range of specified conditions.
•   General administration
•	Proposed exemption from provisional tax registration: Technically, persons who are exempt from the payment of provisional tax are still provisional taxpayers. Although the practice of SARS is not to treat these exempt persons as provisional taxpayers, it is proposed that the definition of provisional taxpayer be amended to clarify that these exempt persons are not provisional taxpayers, eliminating unnecessary provisional registrations. Consideration may also be given to adjusting the exemption to ensure that taxpayers with little or no provisional tax to pay, but who are currently considered to be provisional taxpayers (such as dormant companies), are exempted.

•	Advance tax rulings for compliant taxpayers: Since 2006, SARS has been issuing binding advance tax rulings to taxpayers. It is proposed that this service only be available to compliant taxpayers. Therefore, a requirement will be introduced that the tax affairs of applicants for an advance tax ruling must be in order (submission of returns and payment of outstanding tax) for the advance tax ruling facility to be available.

•	Assessment of employers for employees’ tax: Employers have an obligation to deduct or withhold employees’ tax from the value of fringe benefits granted to employees. A recent judgment has created the impression that an incorrect determination by an employer of PAYE on fringe benefits can only be remedied on assessment of the individual employees. To enable SARS to effectively administer employees’ tax in these situations, an amendment is proposed that SARS be allowed to raise an assessment on an employer if the value of a fringe benefit has not been taken into account (or undervalued) for employee tax purposes. Collateral amendments may also be required to ensure employer payments do not result in a further taxable fringe benefit.

•	Transfer duty electronic returns and payments: As a strategic matter, SARS has prioritised the replacement of manual processes with electronic processes, including the phasing out of cash payments by taxpayers. To achieve this result in the administration of transfer duty, an amendment is proposed so that SARS will only process transfer duty returns and payments that are submitted electronically.

•	Sharing of information among Ministry of Finance-related agencies: Several regulatory and enforcement agencies operate under the umbrella of the Minister of Finance. Each of these agencies is subject to secrecy provisions that limit their ability to disclose information to one another, hampering enforcement. It is proposed that the secrecy provisions of the various agencies be revised to allow for some exchange of information within a legislative framework.

ANNEXURE C: SUMMARY OF ADDITIONAL TAX PROPOSALS FOR 2010/11

•	Third-party information reporting for Customs: In line with developments in the income tax arena, amendments will be considered to provide for the reporting of information by third parties for the purpose of verifying information submitted to SARS.

•	Electronic communication for Customs: The current provisions of the Customs and Excise Act set strict requirements for user agreements and digital signatures. Further development of SARS systems has highlighted the need for more flexible alternative measures to secure user identification and access. Although the current provisions provide a basic framework for alternative measures, it may be necessary to expand and clarify the framework.
■   Technical corrections
In addition to the miscellaneous amendments above, the 2010 tax amendment bills will contain various technical corrections. The main thrust of these technical corrections is to cover inconsequential items. These items remedy typing errors, grammar, punctuation, numbering, misplaced cross-references, misleading headings and definitions, differences between the two language texts of legislation, updating or removing obsolete provisions, the removal of superfluous text and the incorporation of regulations as well as secondary interpretations into formal law. Technical corrections further include changes to effective dates as well as proper coordination of transitional tax changes.
A final set of technical corrections relates to modifications that account for practical implementation of the tax law. Although tax amendments go through an intensive comment and review process, new issues arise (including obvious omissions and ambiguities) once the law is applied. Issues of this nature typically arise when returns are being prepared for the first time after legislation is implemented. Technical corrections of this nature are generally limited to recent legislative changes, or older changes with more recent implementation, such as the provisions relating to the 2010 FIFA World Cup.

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D
Summary of the national budget

2010 BUDGET REVIEW

Summary of the national budget
	2009/10		2010/11	2011/12	2012/13
	Budget	Revised	Budget
R million	estimate	estimate	estimate	Medium term estimates

REVENUE

Estimate of revenue before tax proposals			643 689

Budget 2010/11 proposals:

Taxes on individuals and companies

Personal income tax			-5 400
Adjust personal income tax rate structure			-6 500
Adjustment in monetary thresholds			-700
Reform of taxation of travel allowance			1 800

Business taxes			-1 350
Industrial policy incentives			-1 000
Energy-efficient savings incentive			-350

Indirect Taxes			6 300
Increase in general fuel levy			3 600
Increase in excise duties on tobacco products and alcoholic beverages			2 250
CO2 tax motor vehicle emissions			450

Estimate of revenue after tax proposals	642 990	571 492	643 239	721 749	807 896
Percentage change from previous year			12.6%	12.2%	11.9%

EXPENDITURE

Direct charges against the National Revenue Fund	302 920	311 080	350 625	389 350	420 053

Cost of servicing state debt	55 268	57 600	71 358	88 463	104 022
Provincial equitable share	231 051	236 878	260 974	280 689	294 780
General fuel levy sharing with metros	6 800	6 800	7 542	8 531	8 958
Skills development levy	7 750	7 750	8 424	9 149	9 606
Other [1]	2 051	2 053	2 327	2 519	2 687

Appropriated by vote	429 643	437 736	461 518	486 988	520 261

Current payments	112 939	117 163	128 611	139 118	146 204
Transfers and subsidies	276 416	279 125	302 727	336 443	360 714
Payments for capital assets	8 530	8 688	9 290	10 677	13 343
Payments for financial assets	31 758	32 760	20 889	750	—
Plus:
Contingency reserve	6 000	—	6 000	12 000	24 000

Estimate of national expenditure	738 563	748 816	818 143	888 338	964 314
Percentage change from previous year			9.3%	8.6%	8.6%

2009 Budget estimate of expenditure		738 563	792 354	848 971
Increase / decrease (-)		10 254	25 789	39 367

Gross domestic product	2 286 906	2 449 858	2 699 888	2 967 560	3 295 749

1)	Consists mainly of salaries of Members of Parliament, judges and magistrates.

ANNEXURE D: SUMMARY OF THE NATIONAL BUDGET

Summary of the national budget
	2009/10		2010/11	2011/12	2012/13
	Budget	Revised	Budget
R million	estimate	estimate	estimate	Medium term estimates

Revenue	642 990	571 492	643 239	721 749	807 896

Expenditure	738 563	748 816	818 143	888 338	964 314

Main budget balance	-95 573	-177 324	-174 904	-166 588	-156 417
Percentage of GDP	-4.2%	-7.2%	-6.5%	-5.6%	-4.7%

Extraordinary payments	-900	-673	—	—	—
Extraordinary receipts	6 100	6 536	—	—	—

Net borrowing requirement	-90 373	-171 461	-174 904	-166 588	-156 417

FINANCING
Change in loan liabilities

Domestic short-term loans (net)	15 400	49 700	22 000	20 000	20 000

Domestic long-term loans (net)	61 522	114 043	137 740	129137	117 073

Market loans	70 500	127715	151 344	142 678	142 951
Redemptions	-8 978	-13 671	-13 604	-13 541	-25 879

Foreign loans (net)	3 837	9 060	11 564	13 852	15 745

Market loans	9 800	16 098	14 439	17 271	29 003
Arms procurement loan agreements	3 872	1 413	352	511	38
World Bank loans	—	—	—	—	—
Redemptions (including revaluation of loans)	-9 835	-8 451	-3 227	-3 930	-13 296

Change in cash and other balances	9 614	-1 342	3 600	3 600	3 600

Total financing (net)	90 373	171 461	174 904	166 588	156 417

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E
Glossary

Accounting officer	The civil servant in a department who is accountable to Parliament for financial management, usually the director-general or head of the department.

Accrual	An accounting convention by which payments and receipts are recorded as they occur, even if no cash flow takes place.

Ad valorem duties	Duties levied on commodities as a certain percentage of their value.

Adjustments estimate	Presentation to Parliament of the amendments to be made to the appropriations voted in the main budget for the year.

Administered prices	Prices set outside ordinary market processes, through administrative decisions by government, a public entity or a regulator.

Allocated expenditure	The part of the national budget that can be divided between the national, provincial and local spheres of government, after debt interest and the contingency reserve have been taken into account.

Amortisation	The repayment of a loan by instalments over the duration of the loan.

Appropriaton	The approval by Parliament of spending from the National Revenue Fund, or by a provincial legislature from a provincial revenue fund.

Asset swap	An arrangement in which financial institutions exchange a portfolio of South African shares and securities for a portfolio of foreign shares and securities.

Balance of payments	A summary statement of all the international transactions of the residents of a country with the rest of the world over a particular period of time.

Baseline	The initial allocations used during the budget process, derived from the previous year’s forward estimates.

Bond	A certificate of debt issued by a government or corporation guaranteeing payment of the original investment plus interest by a specified future date.

Bond premium	Amount by which the purchase price of a bond is greater than its par value.

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Budget balance	The difference between budgeted expenditure and budgeted revenue. If expenditure exceeds revenue the budget is in deficit or, if the reverse is true, it is in surplus.

Capital asset	Property of any kind, including assets that are movable or immovable, tangible or intangible, fixed or circulating, but excluding trading stock held for the purpose of realising a financial or economic return.

Capital expenditure	Expenditure on assets that last for a year or more, such as buildings, land, infrastructure and equipment.

Capital formation	A measure of the net increase in the country’s total stock of capital goods, after allowing for depreciation.

Capital gains tax	Tax levied on the income realised from the disposal of a capital asset by a taxpayer. A capital gain is the excess of the selling price over the purchase price of the capital asset.

Capital goods	Durable goods used over a period of time for the production of other goods. See also intermediate goods.

Capital flow	A flow of investments in and out of the country.

Capital-output ratio	The amount of units of capital employed to produce a certain level of output.

Category A, B and C municipalities	The Constitution establishes three categories of municipality: Category A, or metropolitan municipalities; Category B, or local municipalities; and Category C, or district municipalities.

Collective bargaining	Negotiations between employees and employers on procedures and rules to cover conditions of work and rates of pay.

Conditional grants	Allocations of money from one sphere of government to another, conditional on certain services being delivered or on compliance with specified requirements.

Consolidated expenditure	Total expenditure by national and provincial government, social security funds and selected public entities, including transfers and subsidies to municipalities, businesses and other entities.

Consolidated general government	National, provincial and local government, as well as extra-budgetary government institutions and social security funds.

Consumer price index (CPI)	The measure of inflation based on prices in a basket of goods and services.

Consumption expenditure	Expenditure on goods and services, including salaries, which are used up within a short period of time, usually a year. See also current expenditure.

Contingency reserve	An amount set aside, but not allocated in advance, to accommodate changes to the economic environment and to meet unforeseeable spending pressures.

ANNEXURE E: GLOSSARY

Contingent liabilities	A government obligation that will only result in expenditure upon the occurrence of a specific event — such as a government guarantee.

Controlled foreign entity	A foreign business in which South Africans hold a greater than 50 per cent interest, usually of the share capital of a company.

Corporatisation	The transformation of state-owned enterprises into commercial entities, subject to commercial legal requirements and governance structures, while retaining state ownership.

Cost-push inflation	Inflation that is caused by an increase in production costs, such as wages or oil prices.

Countercyclical fiscal policy	Policy that has the opposite effect on economic activity to that caused by the business cycle, such as slowing spending growth in a boom period and accelerating spending in a recession.

Coupon (bond)	The periodic interest payment made to bondholders during the life of the bond. The interest is usually paid twice a year.

CPIX inflation	A measurement of the price increases of a basket of consumer goods and services. This measure differs from the consumer price index in that it excludes mortgage costs. See also inflation.

Credit rating	An indicator of the risk of default by a borrower or the riskiness of a financial instrument.

Crowding-in	Increase of private investment through the income-raising effect of government spending financed by deficits.

Crowding-out	A fall in private investment or consumption as a result of increased government expenditure financed through borrowing, thereby competing for loanable funds and raising the interest rate, which curtails private investment and consumption spending.

Current account (of the balance of payments)	The difference between total imports and total exports, also taking into account service payments and receipts, interest, dividends and transfers. The current account can be in deficit or surplus. See also trade balance.

Current expenditure	Government expenditure on goods and services, such as salaries, rent, maintenance and interest payments. See also consumption expenditure.

Debt service costs	The cost of interest on government debt.

Debt switching	The restructuring of the term structure and maturity profile of government debt.

Deleveraging	The reduction of debt previously used to increase the potential return of an investment.

Depreciation (capital)	A reduction in the value of fixed capital as a result of wear and tear or redundancy.

Depreciation (exchange rate)	A reduction in the external value of a currency.

2010 BUDGET REVIEW

Derivative financial instrument	A financial asset that derives its value from an underlying asset, which may be a physical asset such as gold, or a financial asset such as a government bond.

Designated countries	Foreign countries from which income may be exempt from South African tax under certain circumstances. See also double tax agreement.

Development finance institutions (DFIs)	State agencies that aim to meet the credit needs of riskier but socially and economically desirable projects that are beyond the acceptance limits of commercial banks.

Direct taxes	Taxes charged on taxable income or capital of individuals and legal entities.

Disposable income	Total income by households less all taxes and employee contributions.

Dissaving	An excess of current expenditure, including the depreciation of fixed capital, over current income.

Division of revenue	The allocation of funds between spheres of government, as required by the Constitution. See also equitable share.

Domestic demand	The total level of spending in an economy, including imports but excluding exports.

Double tax agreement	An agreement between two countries to prevent income that is taxed in one country from being taxed in the other as well. See also designated countries.

Economic growth	An increase in the total amount of output, income and spending in the economy.

Economically active population	The part of the population that is of working age and is either employed or seeking work.

Economic rents	The difference between the return made by a factor of production (capital or labour) and the return necessary to keep the factor in its current occupation. For example: a firm making excess profits is earning economic rent. True economic rents can be taxed without distorting production decisions.

Effective tax rate	Actual tax liability (or a reasonable estimate thereof) expressed as a percentage of a pre-tax income base rather than as a percentage of taxable income, i.e. tax rates that take into account not only the statutory or nominal tax rate, but also other aspects of the tax system (e.g. allowable deductions), which determine the tax liability.

Emerging markets	A name given by international investors to middle-income economies.

Employment coefficient	The ratio of employment growth to economic growth.

ANNEXURE E: GLOSSARY

Equalisation Fund levy	A dedicated fuel levy used to subsidise the local synthetic fuel industry. It is also used to smooth the impact of fluctuations in the international oil price (and exchange rate) on the domestic fuel price.

Equitable share	The allocation of revenue to the national, provincial and local spheres of government as required by the Constitution. See also division of revenue.

Exchange control	Rules that regulate the flow of currency out of South Africa, or restrict the amount of foreign assets held by South African individuals and companies.

Excise duties	Taxes on the manufacture or sale of certain domestic or imported products. Excise duties are usually charged on products such as alcoholic beverages, tobacco and petroleum.

Extra-budgetary institutions	Public entities not directly funded from the fiscus.

FIFA	The Federation Internationale de Football Association — the international governing body of soccer.

Financial account	A statement of all financial transactions between the nation and the rest of the world, including portfolio and fixed investment flows and movements in foreign reserves.

Financial and Fiscal Commission (FFC)	An independent body established by the Constitution to make recommendations to Parliament and provincial legislatures about financial issues affecting the three spheres of government.

Financial Services Board	An independent institution established by statute that regulates insurers, intermediaries, retirement funds, friendly societies, unit trust schemes, management companies and financial markets.

Financial Stability Board	An international body made up of representatives of financial authorities and institutions, and central banks. It proposes regulatory, supervisory and other policies in the interest of financial stability.

Financial year	The 12 months according to which companies and organisations budget and account. See also fiscal year.

Fiscal incidence	The combined overall economic impact that fiscal policy has on the economy. See also fiscal policy.

Fiscal policy	Policy on taxation, public spending and borrowing by the government.

Fiscal year	The 12 months on which government budgets are based, beginning 1 April and ending 31 March of the subsequent calendar year.

Fiscal space	The ability of government’s budget to provide additional resources for a desired programme without jeopardising fiscal or debt sustainability.

Fixed investment	Spending on buildings, machinery and equipment contributing to production capacity in the economy. See also gross fixed capital formation.

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Foreign direct investment (FDI)	The acquisition of controlling interest by governments, institutions or individuals of a business in another country.

Forward book	The total amount of contracts for the future exchange of foreign currency entered into by the Reserve Bank at any given point in time.

Forward cover	Transactions involving an agreed exchange rate at which foreign currency will be purchased or sold at a future date.

Forward markets	Markets in which currencies, commodities or securities are bought and sold at agreed prices for delivery at specified future dates.

Fuel levy	An excise tax on liquid fuels.

Function shift	The movement of a function from one departmental vote or sphere of government to another.

Funded pension arrangements	A pension scheme in which expected future benefits are funded in advance and as entitlement accrues.

GDP inflation	A measure of the total increase in prices in the whole economy. Unlike CPI inflation, GDP inflation includes price increases in goods that are exported and intermediate goods such as machines, but excludes imported goods.

Gold and foreign exchange reserve account	Reserves held by the South African Reserve Bank to meet foreign exchange obligations and to maintain liquidity in the presence of external shocks.

Government debt	The total amount of money owed by the government as a consequence of its borrowing in the past.

Gross borrowing requirement	The sum of the main budget balance, extraordinary receipts and payments, and maturing debt. The amount is funded through domestic short- and long-term loans, foreign loans and changes in cash balances.

Gross domestic product (GDP)	A measure of the total national output, income and expenditure in the economy. GDP per head is the simplest overall measure of welfare, although it does not take account of the distribution of income, nor of goods and services that are produced outside the market economy, such as work within the household.

Gross fixed capital formation	The addition to a country’s fixed capital stock during a specific period, before provision for depreciation.

Hedging	An action taken by a buyer or seller to protect income against changes in prices, interest rates or exchange rates.

Horizontal equity	A principle in taxation that holds that similarly situated taxpayers should face a similar tax treatment or tax burden, i.e. taxpayers with the same amount of income or capital should be accorded equal treatment.

ANNEXURE E: GLOSSARY

Import parity pricing	When a firm sells goods locally at the price that customers would pay if they were to import the same goods from another country.

Inclusion rate	The portion of the net capital gain derived from the disposal of an asset that will be taxed at the applicable rate.

Inflation	An increase in the general level of prices.

Inflation targeting	A monetary policy framework intended to achieve price stability over a certain period of time. The Reserve Bank and government agree on a target range to be achieved over a stipulated period.

Intermediate goods	Goods produced to be used as inputs in the production of final goods.

International Growth Advisory Panel	A panel of experts drawn from a range of international institutions to make recommendations on growth-enhancing policies for South Africa.

Inventories	Stocks of goods held by firms. An increase in inventories reflects an excess of output relative to spending over a period.

Labour intensity	The relative amount of labour that is used to produce a fixed quantity of output.

Liquidity	The ease with which assets can be bought and sold.

Liquidity requirements	The amount of liquid or freely convertible assets that banks are required to hold relative to their liabilities, for prudential and regulatory purposes.

M3	The broadest definition of money supply in South Africa, including notes and coins, demand and fixed deposits, and credit.

Macroeconomics	The branch of economics that deals with the whole economy — including issues such as growth, inflation, unemployment and the balance of payments.

Marginal lending rate	A penalty rate of interest charged by the Reserve Bank for lending to financial institutions in the money market in excess of the daily liquidity provided to the money market at the repurchase rate. See also repurchase agreements.

Marginal income tax rate	The rate of tax on an incremental unit of income.

Marketable securities	Tradeable financial securities listed with a securities exchange.

Medium Term Expenditure Committee (MTEC)	The technical committee responsible for evaluating the MTEF budget submissions of national departments and making recommendations to the Minister of Finance regarding allocations to national departments.

Medium-term expenditure framework (MTEF)	The three-year spending plans of national and provincial governments, published at the time of the Budget.

Microeconomics	The branch of economics that deals with the behaviour of individual firms, consumers and sectors.

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Ministers’ Committee on the Budget	The political committee that considers key policy and budgetary issues that pertain to the budget process before they are tabled in Cabinet.

MinMEC	A political forum where national and provincial departments in the same sector discuss policy issues. It consists of the national minister and the nine provincial MECs, supported by key departmental officials.

Monetary policy	Policy concerning total money supply, exchange rates and the general level of interest rates.

Money supply	The total stock of money in an economy.

National budget	The projected revenue and expenditures that flow through the National Revenue Fund. It does not include spending by provinces or local government from their own revenues.

National Revenue Fund	The consolidated account of the national government into which all taxes, fees and charges collected by SARS and departmental revenue must be paid.

Negotiable certificate of deposit (NCD)	Short-term deposit instruments issued by banks, at a variable interest rate, for a fixed period.

Net borrowing required	The sum of the main budget balance, extraordinary receipts and extraordinary payments. Deficits increase the borrowing requirement; surpluses reduce the requirement, leading to a negative requirement.

Net exports	Exports less imports.

Net open foreign currency position (NOFP)	Gold and foreign exchange reserves minus oversold forward book. The figure is expressed in dollars.

Nominal exchange rates	The current rate of exchange between the rand and foreign currencies. The “effective” exchange rate is a trade-weighted average of the rates of exchange with other currencies.

Nominal wage	The return, or wage, to employees at the current price level.

Non-financial public enterprises	Government-owned or controlled organisations that deliver goods and non-financial services, trading as business enterprises. Includes Eskom, ACSA, SABC, Transnet, etc.

Non-interest expenditure	Total expenditure by government less debt service costs.

Non-tax revenue	Income received by the government as a result of administrative charges, licences, fees, sales of goods and services, etc.

Occupation-specific salary dispensation	Revised salary structures unique to identified occupations in the public service, including doctors, nurses and teachers.

Opportunity cost	The value of that which must be given up to achieve or acquire something. It is represented by the next highest valued alternative use of a resource.

ANNEXURE E: GLOSSARY

Organisation for Economic Cooperation and Development (OECD)	An organisation of 30 mainly industrialised member countries. South Africa is not a member.

Outputs	Goods and services delivered by government.

Personal saving rate	Saving as a percentage of disposable income.

Portfolio investment	Investment in financial assets such as stocks and bonds.

Price discovery	The process of determining the price level of a commodity or asset based on supply and demand factors.

Primary deficit/surplus	The difference between total revenue and non-interest expenditure. When revenue exceeds non-interest expenditure there is a surplus.

Primary sector	The agricultural and mining sectors of the economy.

Private sector credit extension	Credit provided to the private sector. This includes all loans, credit cards and leases.

Privatisation	The full or partial sale of state-owned enterprises to private individuals or companies.

Producer price inflation (PPI)	Price increases measured by the producer price index — a measure of the prices paid based mainly on producers’ published price lists.

Productivity	A measure of the amount of output generated from every unit of input. Typically used to measure changes in labour efficiency.

Public entities	Companies, agencies, funds and accounts that are fully or partly owned by government or public authorities and are regulated by law.

Public-benefit organisations (PBOs)	Organisations that are mainly funded by donations from the public and other institutions, which engage in social activities meeting the needs of the general public.

Public goods	Goods and services that would not be fully provided in a pure free-market system (e.g. defence), and are largely provided by government.

Public Investment Corporation (PIC)	A government-owned investment management company that invests funds on behalf of public-sector entities. Its largest client is the Government Employees Pension Fund.

Public-private partnerships (PPPs)	A contractual arrangement whereby a private party performs part of a government function and assumes the associated risks. In return, the private party receives a fee according to predefined performance criteria.

Public sector	National government, provincial government, local government, extra- budgetary governmental institutions, social security funds and non- financial public enterprises.

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Public sector borrowing requirement (PSBR)	The consolidated cash borrowing requirement of general government and non-financial public enterprises.

Rating agency	Institutions that evaluate the ability of countries or other borrowers to honour their international and domestic debt obligations. Credit ratings are used by international investors as indications of sovereign risk. See also credit rating.

Real effective exchange rate	A measure of the rate of exchange of the rand relative to a trade-weighted average of South Africa’s trading partners’ currencies, adjusted for price trends in South Africa and the countries included.

Real exchange rate	The level of the exchange rate taking account of inflation differences.

Real expenditure	Expenditure measured in constant prices, i.e. after taking account of inflation.

Real wage	The return, or wage, to employees, measured at a constant price level.

Recession	A period in which national output and income decline. A recession is usually defined as two consecutive quarters of negative growth.

Regional integration	An economic policy intended to boost economic activity in a geographical area extending beyond one country.

Remuneration	The costs of personnel including salaries, housing allowances, car allowances and other benefits received by personnel.

Repurchase (repo) rate	The rate at which the Reserve Bank lends to commercial banks.

Repurchase agreements	Short-term contracts between the Reserve Bank and private banks in the money market to sell specified amounts of money at an interest rate determined by daily auction.

Reserves (foreign exchange)	Holdings of foreign exchange, either by the Reserve Bank only or by the Reserve Bank and domestic banking institutions.

Residence-based income tax system	A tax system in which the worldwide income accruing to a resident of a country is subject to the taxes of that country.

Saving	The difference between income and spending.

Seasonally adjusted and annualised	The process of removing the seasonal volatility (monthly or quarterly) from a time series. This provides a measure of the underlying trend in the data.

Secondary rebate	A rebate from income tax, in addition to the primary rebate, that is available to taxpayers aged 65 years and older.

Secondary sector	The part of the economy concerned with the manufacture of goods.

Secondary tax on companies (STC)	Tax on dividends declared by a company, calculated at the rate of 10 per cent of the net amount of dividends declared.

ANNEXURE E: GLOSSARY

Section 21 company	Non-profit entities registered in terms of Section 21 of the Companies Act.

Service and transfer payments	Services involve transactions of non-tangible commodities, while transfers are unrequited transactions that do not generate a counter economic value (e.g. gifts and grants).

Sector Education and Training Authorities	SETAs, funded through employer training levies, are responsible for learnership programmes and implementing strategic sector skills plans.

Skills development levy	A payroll tax designed to finance training initiatives, in terms of the skills development strategy.

Source-based income tax system	A system in which income is taxed in the country where the income originates.

Southern African Customs Union(SACU)	An agreement that allows for the unrestricted flow of goods and services, and the sharing of customs and excise revenue, between South Africa, Botswana, Namibia, Lesotho and Swaziland.

Southern African Development Community (SADC)	A regional governmental organisation that promotes collaboration, economic integration and technical cooperation throughout Southern Africa.

Sovereign debt rating	An assessment of the likelihood that a government will default on its debt obligations.

Specific excise duty	A tax on each unit of output or sale of a good, unrelated to the value of a good.

Standing appropriations	Government’s expenditure obligations that do not require a vote or statutory provision, including contractual guarantee commitments and international agreements.

Statutory appropriations	Amounts appropriated to be spent in terms of statutes and not requiring appropriation by vote.

Switch auction	Involves government buying back or redeeming certain predetermined securities (e.g. repurchase bonds) that tend to be illiquid, and replacing them with more liquid securities (e.g. replacement bonds).

Syndicated loan	A large loan in which a group of banks, headed by a lead manager, work together to provide funds which they solicit from their clients for the borrower.

Tax amnesty	A period allowed by tax authorities during which taxpayers who are outside the tax net, but should be registered for tax purposes, can register for tax without incurring penalties.

Tax avoidance	When individuals or businesses legitimately use provisions in the tax law to reduce their tax liability.

Tax base	The aggregate value of income, sales or transactions on which particular taxes are levied.

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Tax evasion	When individuals or businesses illegally reduce their tax liability.

Tax gap	A measure of tax evasion that emerges from comparing the tax liability or tax base declared to the tax authorities with the tax liability or tax base calculated from other sources.

Tax incentives	Specific provisions in the tax code that provide favourable tax treatment to individuals and businesses to encourage specific behaviour or activities.

Tax incidence	The final distribution of the burden of tax. Statutory incidence defines where the law requires a tax to be levied. Economic incidence refers to those who experience a decrease in real income as a result of the imposition of a tax.

Tax loopholes	Unintended weaknesses in the legal provisions of the tax system used by taxpayers to avoid paying tax liability.

Tax-to-GDP ratio	For public finance comparison purposes, a country’s tax burden, or tax-to-GDP ratio, is computed by taking the total tax payments for a particular fiscal year as a fraction or percentage of the GDP for that year.

Terms of trade	An index measuring the ratio of a country’s export prices relative to its import prices.

Tertiary sector	The part of the economy concerned with the provision of services.

Total factor productivity (TFP)	An index used to measure the efficiency of all inputs that contribute to the production process. Increases in TFP are usually attributable to technological improvements.

Trade balance	The monetary record of a country’s net imports and exports of physical merchandise. See also current account.

Trade regime	The system of tariffs, quotas and quantitative restrictions applied to protect domestic industries, together with subsidies and incentives used to promote international trade.

Trade-weighted rand	The value of the rand pegged to or expressed relative to a market basket of selected foreign currencies.

Trademark	A legal right pointing distinctly to the origin or ownership of merchandise to which it is applied and legally reserved for the exclusive use of the owner as maker or seller.

Treasury committee	The Cabinet committee that evaluates all requests for additional funds for unavoidable and unforeseen expenditure during a financial year.

Trend GDP growth	The theoretical level of GDP growth determined by the full utilisation of all factors of production (land, labour and capital). Growth above the trend rate results in macroeconomic imbalances such as rising inflation or a weakening of the current account. Increases in trend GDP growth are achieved through capital formation, growth in employment and/or technological development.

ANNEXURE E: GLOSSARY

Unallocated reserves	Potential expenditure provision not allocated to a particular use. It mainly consists of the contingency reserve and amounts of money left unallocated by provinces.

Unit labour cost	The cost of labour per unit of output. Calculated by dividing average wages by productivity (output per worker per hour).

User charge	Payments made in exchange for direct benefits accrued, e.g. road toll fees.

Vertical division	The division of revenue between spheres of government.

Vertical equity	A doctrine in taxation that holds that differently situated taxpayers should be treated differently in terms of income tax provisions — i.e. taxpayers with more income and/or capital should pay more tax.

Virement	The transfer of resources from one programme to another within the same department during a financial year.

Vote	An appropriation voted by Parliament.

Withholding tax	Tax on income deducted at source. Withholding taxes are widely used in respect of dividends, interest and royalties.

Yield	A financial return or interest paid to buyers of government bonds. The yield/rate of return on bonds takes into account the total of annual interest payments, the purchase price, the redemption value and the amount of time remaining until maturity.

Yield curve	A graph showing the relationship between the yield on bonds of the same credit quality but different maturity at a given point in time.

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W1
Website annexure to the 2010 Budget Review
Explanatory memorandum to the division of revenue
• Background
The allocation of resources to the three spheres of government is a critical step in the budget process, required before national government, nine provinces and 283 municipalities can determine their own budgets. The allocation process takes into account the powers and functions assigned to the three spheres of government. The process for making this decision is at the heart of cooperative governance as envisaged in the Constitution.
To foster transparency and ensure smooth intergovernmental relations, section 214(1) of the Constitution requires that every year a Division of Revenue Act determine the equitable division of nationally raised revenue. The Intergovernmental Fiscal Relations Act (1997) prescribes the process for determining the equitable sharing and allocation of revenue raised nationally. Sections 9 and 10(4) of the Act set out the consultation process to be followed with the Financial and Fiscal Commission (FFC), including the process of considering recommendations made with regard to the equitable division of nationally raised revenue.
This explanatory memorandum to the 2010 Division of Revenue Bill fulfils the requirement set out in section 10(5) of the Intergovernmental Fiscal Relations Act that requires the Division of Revenue Bill to be accompanied by an explanatory memorandum detailing how the bill takes account of the matters listed in sections 214(2)(a) to (j) of the Constitution, government’s response to the recommendations of the FFC, and any assumptions and formulas used in arriving at the respective divisions among provinces and municipalities. This explanatory memorandum contains six parts:
•	Part 1 lists the factors that inform the division of resources between the three spheres of government.

•	Part 2 describes the 2010 division of revenue.

•	Part 3 sets out how the FFC’s recommendations on the 2010 division of revenue have been taken into account.

•	Part 4 explains the formula and criteria for the division of the provincial equitable share and for conditional grants to provinces.

•	Part 5 sets out the formula and criteria for the division of the local government equitable share and conditional grants among municipalities.

•	Part 6 summarises issues that will form part of subsequent reviews of provincial and local government fiscal frameworks.
The Division of Revenue Bill and its underlying allocations are the culmination of extensive consultation processes between national, provincial and local government. The Budget Council deliberated on the matters discussed in this memorandum at its August 2009 lekgotla and at several other meetings during

2010 BUDGET REVIEW

the year. The approach to local government allocations was discussed with organised local government at technical meetings with the South African Local Government Association (SALGA), culminating in a meeting of the Budget Forum (Budget Council plus SALGA) on 12 October 2009. An extended Cabinet meeting involving ministers, provincial premiers and the chairperson of SALGA on 14 October 2009, agreed on the division of revenue for the next three years.
• Part 1: Constitutional considerations
Section 214 of the Constitution requires that the annual Division of Revenue Act be enacted only after account is taken of factors in subsections (2)(a) to (j) of the Constitution. These include national interest, provision for debt, needs of national government and emergencies, the allocation of resources to provide basic services and meet developmental needs, fiscal capacity and efficiency of the provincial and local spheres, reduction of economic disparities, and promotion of stability and predictability. The constitutional principles taken into account in deciding on the division of revenue are briefly noted below.
National interest and the division of resources
The national interest is encapsulated by those governance goals that benefit the nation as a whole. The spending priorities that inform the medium-term expenditure framework (MTEF) are: expanding employment and safeguarding social security; improving the quality of education and skills development; enhancing the quality of health care; rolling out a comprehensive rural development strategy and creating a built environment to support economic growth. Programmes directed towards these purposes cut across all spheres of government and are largely coordinated by national government.
Provision for debt costs
The resources shared among the three spheres of government include proceeds from national government borrowing used to fund spending by all spheres. National government provides for the resulting debt costs to protect the integrity and credit reputation of the country.
National government’s needs and interests
The Constitution assigns exclusive and concurrent powers and functions to each sphere of government. National government is exclusively responsible for functions that serve the national interest and are best centralised. For the division of revenue, national government priorities were taken into account.
Provincial and local government basic services
Provinces and municipalities are assigned key service delivery functions such as school education, health, social development, housing, roads, provision of electricity, water and municipal infrastructure. They have significant autonomy to allocate resources to meet basic needs and respond to provincial and local priorities, while at the same time giving effect to nationally agreed priorities. The division of revenue provides equitable shares to provinces and local government. This year’s division of revenue takes explicit account of cost pressures relating to occupation-specific dispensation (OSD) agreements in the health and education sectors, policies on HIV and Aids treatment, and pressures that affect the provision of housing and certain education services. The division of revenue also reinforces government’s commitment to free basic services at the municipal level through a substantial increase to the local government equitable share. This increase will help enable municipalities to deal with the increased cost pressures of providing free basic services due to increased electricity charges, as well as the expansion of free basic services to poor households.

ANNEXURE W1: EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

Fiscal capacity and efficiency
The Constitution assigns the primary government revenue-raising power to the national sphere. Provinces have limited revenue-raising capacity relative to the resources required to deliver provincial functions that do not lend themselves to self-funding or cost recovery. Local governments finance most of their expenditure through property rates, user charges and fees. It is recognised, however, that rural municipalities raise significantly less revenue than larger urban and metropolitan municipalities. To compensate for this, provinces receive the largest share of nationally raised revenue, and local government a portion that is substantial and which has been revised upwards substantially over the medium term. The provincial equitable share formula will be reviewed during 2010 for implementation during 2011. A review of the local government equitable share is also being undertaken. Both reviews should result in recommendations of substantial changes to the financing of existing functions.
Developmental needs
Developmental needs are encapsulated in the equitable share formulas for provincial and local government, and in specific conditional grants. In particular, the various infrastructure grants and growing capital budgets aim to boost the economic and social development of provinces and municipalities. Developmental needs are accounted for at two levels: firstly, in the determination of the division between the three spheres, which explains the strong growth in the provincial and local government shares of nationally raised revenue, and secondly, in the determination of the division within each sphere, through the formulas used for dividing national transfers among municipalities and provinces.
Economic disparities
Both the equitable share and infrastructure grant formulas are redistributive towards poorer provinces and municipalities. Government continues to invest in economic infrastructure like roads, and social infrastructure like schools, hospitals and clinics to stimulate economic development and job creation, and address economic and social disparities.
Obligations in terms of national legislation
While the Constitution confers autonomy on provincial governments to determine priorities and allocate budgets, national government retains responsibility for policy development, national mandates and the monitoring of implementation for concurrent functions. New national mandates and priorities result in increased allocations to provincial and local government over the 2010 MTEF baseline allocations. In particular, the 2010 MTEF and division of revenue provide funding to cover the cost of OSD agreements in health and education and the implementation of HIV and Aids treatment policies.
Predictability and stability
Provincial and local government equitable share allocations are based on estimates of nationally raised revenues. These allocations are protected. In the event that nationally raised revenue falls short of the estimates, the equitable share will not be adjusted downwards. Allocations are assured (voted, legislated and guaranteed) for the first year and are transferred according to a payment schedule. To contribute to longer-term predictability and stability, forward estimates for a further two years are published alongside the annual proposal for appropriations.

2010 BUDGET REVIEW

Need for flexibility in responding to emergencies
Government has flexibility to respond to emergencies through a contingency reserve that provides a cushion for emergencies and unforeseeable events. Sections 16 and 25 of the Public Finance Management Act make specific provision in relation to allocation of funds to deal with emergency situations, while section 30(2) deals with adjustment allocations in respect of unforeseeable and unavoidable expenditure. Section 29 of the Municipal Finance Management Act allows a municipal mayor to authorise unforeseeable and unavoidable expenditure in an emergency of extraordinary circumstances.
• Part 2: The 2010 division of revenue
The 2010 medium-term expenditure framework (MTEF) takes into account the important developmental role played by provincial and local government, and continues to strengthen their ability to provide social and municipal basic services and perform their constitutional functions. Over the next three years, however, all spheres of government must identify cost savings, eliminate non-essential expenditure and prioritise high-priority programmes over lower-priority ones.
Excluding debt service costs and the contingency reserve, allocated expenditure to be shared between the three spheres amounts to R740.8 billion, R787.9 billion and R836.3 billion over each of the MTEF years. These allocations take into account government’s spending priorities, the revenue-raising capacity and functional responsibilities of each sphere, and inputs from various intergovernmental forums and the recommendations of the FFC. Further, the design of the equitable share formulas for both provincial and local governments are such that these spheres have desirable, stable and predictable revenue shares, and economic and fiscal disparities are addressed.
Government’s policy priorities for the 2010 MTEF
Government’s major budget priorities over the MTEF include:
•	Support job creation, moving resources towards labour intensive sectors and the expanded public works programme

•	Enhance the quality of education and skills development, focusing on improving foundation phase literacy and numeracy, and on increasing the number of learners passing grade 12 mathematics and science

•	Improve the provision of quality health care, with particular emphasis on reducing infant, child and maternal mortality rates, and broadening access to antiretroviral and tuberculosis treatment

•	Carry out comprehensive rural development linked to land and agrarian reform

•	Intensify the fight against crime and corruption
Government will continue to invest in the built environment and infrastructure over the next three years to promote access to basic services, to expand public transport and to build more schools and hospitals. These investments will support the economy’s ability to grow more rapidly in future.
The division of revenue for the 2010 MTEF is supportive of pro-poor policy programmes, and in the light of the prevailing economic climate, all spheres of government are required to seek efficiency gains and shift their funding towards core government priorities. Additional resources are allocated to provinces to ensure better service conditions for teachers, doctors and therapists so as to retain skilled and experienced practitioners in these sectors. Changes are made to baselines allocated to HIV and Aids treatment to ensure the announcements made by the President on World Aids Day during December 2009 are adequately funded. Resources have also been added to the local government equitable share over the medium term to soften the impact on the poor of rising electricity prices.

ANNEXURE W1: EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

Sustained economic growth over the past decade and increased migration from rural areas have contributed to significant changes in South Africa’s cities. Rapid urbanisation has brought about greatly increased demands for land, housing, water and sanitation, electricity and transport in large towns. Infrastructure and service-delivery functions need to interact effectively to promote efficiency, employment and integrated development.
Table W1.1 shows how the additional allocations are apportioned to the priority areas across the three spheres of government.
Table W1.1 2010 Budget priorities — additional MTEF allocations, 2010/11 — 2012/13

R million	2010/11	2011/12	2012/13	Total

Provincial equitable share	6 400	7 000	7 600	21 000
Includes general adjustment and wage increases
Compensation of employee adjustments	3 600	4 000	4 400	12 000
Social grants	1 785	3 598	6 809	12 192
Education and skills development
Workbooks	750	930	1 000	2 680
Dinaledi schools	—	70	100	170
Higher education subsidies	—	300	700	1 000
Further education and training colleges grant	400	430	450	1 280
Occupation-specific dispensation for educators	3 000	3 000	3 000	9 000
Health care
Comprehensive HIV and Aids grant	1 700	2 800	3 900	8 400
Hospital revitalisation grant	140	—	—	140
Occupation-specific dispensation for health professionals	1 281	1 302	1 324	3 907
Justice, crime prevention and policing
Additional policing personnel	200	230	250	680
Military skills development system	50	70	100	220
New SA National Defence Force remuneration system	600	730	850	2 180
Implementation of Children’s Act, Child Justice Act and	30	60	90	180
Sexual Offences and Related Matters Act
Landward defence modernisation	—	100	500	600
Occupation-specific dispensation for correctional	300	300	300	900
services workers
Rural development
Rural development	260	300	300	860
Land Bank recapitalisation	750	750	—	1 500
Job creation, infrastructure and environment
Expanded public works programme incentive	567	800	1 100	2 467
Clothing and textile production incentive	400	600	750	1 750
Automotive production and development programme	450	600	700	1 750
Regional bulk infrastructure	54	200	300	554
Municipal infrastructure grant	—	—	2 500	2 500
Public transport, roads and rail infrastructure	468	1 052	1 329	2 849
Transnet fuel pipeline	1 500	1 500	1 500	4 500
Human settlements and local government
Rural households infrastructure grant	100	350	750	1 200
Human settlements development grant	—	—	1 000	1 000
Local government equitable share	900	2 050	3 750	6 700
Other adjustments	2 145	2 134	3 793	8 072

Total	27 831	35 256	49 144	112 231

2010 BUDGET REVIEW

The fiscal framework
Table W1.2 presents medium-term macroeconomic forecasts for the 2010 Budget. It sets out the growth assumptions and fiscal policy targets on which the fiscal framework is based.
Table W1.2 Medium-term macroeconomic assumptions, 2009/10 — 2012/13

	2009/10		2010/11		2011/12		2012/13
	2009	2010	2009	2010	2009	2010	2010
R billion	Budget	Budget	Budget	Budget	Budget	Budget	Budget

Gross domestic product	2 474.2	2 449.9	2 686.3	2 699.9	2 953.0	2 967.6	3 295.7
Real GDP growth	1.4%	-1.5%	3.4%	2.9%	4.1%	3.4%	3.6%
GDP inflation	5.9%	7.2%	5.0%	7.1%	5.6%	6.3%	7.2%

National budget framework
Revenue	643.0	571.5	709.1	643.2	781.2	721.7	807.9
Percentage of GDP	26.0%	23.3%	26.4%	23.8%	26.5%	24.3%	24.5%
Expenditure	738.6	748.8	792.4	818.1	849.0	888.3	964.3
Percentage of GDP	29.9%	30.6%	29.5%	30.3%	28.7%	29.9%	29.3%
Main budget balance[1]	-95.6	-177.3	-83.3	-174.9	-67.7	-166.6	-156.4
Percentage of GDP	-3.9%	-7.2%	-3.1%	-6.5%	-2.3%	-5.6%	-4.7%

1.	A positive number reflects a surplus and a negative number a deficit.
Table W1.3 sets out the division of revenue for the 2010 MTEF after taking into account new policy priorities.
Table W1.3 Division of revenue between spheres of government, 2006/07 — 2012/13

2009/10
		2007/08		Revised	2010/11	2011/12	2012/13
R million	2006/07	Outcome	2008/09	estimate	Medium-term estimates

State debt cost	52 192	52 877	54 394	57 600	71 358	88 463	104 022
Non-interest expenditure	418 000	488 619	581 670	691 217	746 785	799 875	860 292
Percentage increase	14.3%	16.9%	19.0%	18.8%	8.0%	7.1%	7.6%

Total expenditure	470 192	541 496	636 063	748 816	818 143	888 338	964 314
Percentage increase	12.8%	15.2%	17.5%	17.7%	9.3%	8.6%	8.6%
Contingency reserve	—	—	—	—	6 000	12 000	24 000

Division of revenue between spheres
National departments	210 172	242 632	289 346	346 103	359 106	370 688	393 757
Provinces	181 328	208 666	248 286	294 968	322 858	350 547	369 348
Equitable share	149 246	171 054	201 796	236 878	260 974	280 689	294 780
Conditional grants	32 082	37 612	46 491	53 890	61 884	69 858	74 568
Gautrain loan	—	—	—	4 200	—	—	—
Local government	26 501	37 321	44 037	50 146	58 821	66 640	73 187
Equitable share [1]	18 058	20 676	25 560	24 356	30 168	33 940	37 234
General fuel levy sharing with metropolitan municipalities	—	—	—	6 800	7 542	8 531	8 958
Conditional grants	8 443	16 645	18 477	18 990	21 111	24 169	26 995

Total	418 000	488 619	581 670	691 217	740 785	787 875	836 292

Percentage shares
National departments	50.3%	49.7%	49.7%	50.1%	48.5%	47.0%	47.1%
Provinces	43.4%	42.7%	42.7%	42.7%	43.6%	44.5%	44.2%
Local government	6.3%	7.6%	7.6%	7.3%	7.9%	8.5%	8.8%

1.	With effect from 2006/07, the local government equitable share includes compensation for the termination of Regional Services Council (RSC) and Joint Services Board (JSB) levies for metros and district municipalities. From 2009/10 the RSC levies replacement grant will only be allocated to district municipalities.

ANNEXURE W1: EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

Table W1.4 shows how additional resources are divided among the three spheres of government. The new priorities and additional allocations are accommodated through shifting of savings towards priorities.
Table W1.4 Changes over baseline, 2010/11 — 2012/131

R million	2010/11	2011/12	2012/13

National departments	6 592	9 689	16 923
Provinces	13 209	14 607	17 756
Local government	938	1 676	5 269

Allocated expenditure	20 739	25 972	39 948

1.	Excludes shifting of savings towards priorities to the amount of R25.6 billion over the MTEF.
Table W1.5 sets out Schedule 1 of the Division of Revenue Bill, which reflects the legal division of revenue between the three spheres. In this division, the national share includes all conditional grants to the other two spheres in line with section 214(1) of the Constitution, and the provincial and local government allocations reflect their equitable shares only.
Table W1.5 Schedule 1 of the Division of Revenue Bill, 2010/11 — 2012/13

	2010/11	2011/12	2012/13
	Column A	Column B
R million	Allocation	Forward estimates

National[1,2]	527 001	573 709	632 299
Provincial	260 974	280 689	294 780
Local	30 168	33 940	37 234

Total	818 143	888 338	964 314

1.	National share includes conditional grants to provinces and local government, general fuel levy sharing with metropolitan municipalities, debt service cost and the contingency reserve.

2.	The direct charges for the provincial equitable share are netted out.
The 2010 Budget Review sets out in detail how the constitutional issues and government’s priorities are taken into account in the 2010 division of revenue. It focuses on the economic and fiscal policy considerations, revenue issues, debt and financing considerations, and expenditure plans of government. Aspects of national, provincial and local government financing are discussed in some detail in Chapters 8 and 9. For this reason, this memorandum should be read with the 2010 Budget Review.
• Part 3: Response to the recommendations of the FFC
Section 214 of the Constitution and section 9 of the Intergovernmental Fiscal Relations Act (1997) require the FFC to make recommendations in April every year, or soon thereafter, on the division of revenue for the coming budget. The FFC complied with this obligation by tabling its Submission for the Division of Revenue 2010/11 to Parliament in May 2009. This part of the explanatory memorandum complies with the Constitution and section 10 of the Intergovernmental Fiscal Relations Act by setting out how government has taken into account the FFC’s recommendations when determining the division of revenue for the 2010 MTEF.
The 2010/11 recommendations are divided into eight chapters covering a wide range of issues across the three spheres.

2010 BUDGET REVIEW

Chapter 1: Review of the provincial equitable share (PES) formula
The FFC’s recommendations on the provincial equitable share formula deal with principles, as well as short- and medium-term solutions to the reform of the formula.
Principles
The FFC recommends that there should be clarity on expenditure assignments between provinces and national government, especially distinguishing between delegated and own or devolved responsibilities of the provincial governments. More emphasis should also be placed on exclusive assignments, as opposed to concurrent assignments, to increase accountability. There should be a clear separation of instruments in the transfer system. The following principles should be observed: (a) the equalisation grant should equalise on the basis of expenditure need; (b) there is a need to establish a performance-based conditional grant system; and (c) there is a need for other transfers for regional development. Provinces should be encouraged to exercise their legislative revenue powers. Further, provincial borrowing should be carefully facilitated and linked to their revenue-raising capacity to close the infrastructure gap.
Option 1: The short-term solution
The FFC recommends that the reform of the provincial equitable share formula stays within the confines of the current constitutional dispensation. The provincial equitable share formula should retain for the most part its current structure, and only be reformed to bring it closer to a conventional equalisation grant, which equalises both expenditure and revenue. The provincial equitable share formula should be divided into a number of components in pursuit of clear and separate objectives as follows:
•	The economic activity component should be removed to become a straightforward conventional form of revenue sharing, allocated either on a derivation basis or some other criterion such as share of gross domestic product.
•	A component dealing with a system of conditional capital grants, mainly targeting backlogs in capital infrastructure and capital investment needs of provinces, especially for those that are not expected to be financed through borrowing, and which should build on current infrastructure grants for provinces.
•	A component dedicated to implementing a system of unconditional equalisation grants, taking into account differences in expenditure needs and fiscal capacity. The latter assumes that none of the expenditure assignments to the provincial governments (and in particular, education, health, and social welfare) are delegated. This would allow provinces complete autonomy to set priorities within the parameters of the Constitution, i.e. respecting the role of national government. An incentive system of matching grants should be developed to support the implementation of national priorities.
Institutional weakness in the budget process should be addressed as a matter of urgency to enhance cooperation between the national and provincial spheres, improve the enforcement of norms and standards and increase the capacity of national departments to monitor and build capacity of provincial counterparts. The role of the FFC, as defined in the Constitution, should be strengthened within the institutions dealing with division of revenue matters.
Option 2: The medium- to long-term solution
The FFC recommends that the reform should depart from the realisation that fixing the provincial equitable share as a pool requires the fixing of other aspects of the current fiscal decentralisation system. The reform of the provincial equitable share will require the reform of current expenditure and revenue assignment between the national and provincial governments. The implementation of this option will require significant changes in the current legislation and amendments to Schedules 4 and 5 of the Constitution to enable the conversion of several functions into delegated functions. This option should be considered with utmost caution owing to the inherent risks related to transition costs and the potential to

ANNEXURE W1: EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

compromise service delivery. It will be necessary to have a dedicated intergovernmental committee that will oversee and manage the transition process as well as identify potential risks.
The FFC recommends that the education and health services should be taken out of the provincial equitable share, and that those components be converted into separate block: conditional grants from the national government to provinces. Under a block grant, the provincial governments will have the obligation to spend the grant in the particular expenditure area (for example, primary education) but they will also be free to determine how the funds are used within that area. Education and health will remain concurrent responsibilities of the national government and the provinces. In the reformed expenditure assignment system, these services will be explicitly recognised as “delegated” responsibilities from the national government to provinces. Under this redefinition, the national government will have explicit responsibility for securing adequate funding on behalf of the provinces for the provision of these services. Provincial governments will use their discretion to add their own funds for improved financing and speeding up service delivery. The national government will also have responsibility for establishing performance standards for the delegated services. The necessary level of funding for the delegated responsibilities in education and health will be determined in the annual budget of the national government, by using financial per client norms or any other expenditure quantification criteria. The quantification of expenditure needs can be improved by adjusting the norms for differences in the costs of provision across jurisdictions.
The FFC also recommends that the “economic activity” component be removed from the provincial equitable share formula and be converted into a revenue-sharing pool. Also, the revenue autonomy of provincial governments should be increased by fully implementing the provisions of section 228 of the Constitution and the Provincial Tax Regulation Process Act (2003).
Lastly, an equalisation grant with the following features should be introduced: (a) a predetermined fixed funding rule, which allows beneficiary provinces to anticipate and plan, based on funding that will be available from this grant from year to year; and (b) a distribution formula for the available funds, proportionate to the fiscal gap computed for each province, on the basis of the difference between allowable expenditure needs and fiscal capacity. Unlike the first option, expenditure will be a derivative of all expenditure responsibilities for provinces other than the delegated responsibilities (education and health) which are already minimally financed by the block grants.
Government response
In 2007, government endorsed a comprehensive review of the provincial equitable share formula. A task team consisting of the FFC, National Treasury, provincial treasuries and relevant sector departments is conducting this review and should complete its work in time for the 2011 MTEF. The recommendations of the FFC will be considered as part of this review.
Chapter 2: Public infrastructure investment
The FFC recommends that increased funding be directed to infrastructure programmes that are linked to basic services including water, health, electricity, roads, transport and communication. For funds already in the system, government should improve the quality of targeted outcomes of infrastructure investment towards employment creation and poverty reduction. Leveraging from efficiency gains throughout all baselines of departments should be made an ongoing exercise, as it strengthens the link between planning and spending, especially within the provincial sphere of government.
The FFC also recommends that government should implement a fully comprehensive national infrastructure maintenance strategy, especially for those infrastructure classes with a high impact on unemployment and poverty, with dedicated maintenance objectives. To achieve sustainable outcomes, the government must improve management of infrastructure investment by building in/safeguarding adequate future lifecycle replacement and maintenance provision for the infrastructure. Government

2010 BUDGET REVIEW

should develop appropriate funding mechanisms through intergovernmental coordination to facilitate, integrate and sequence infrastructure planning and delivery.
Government response
Government agrees that investment should be targeted towards infrastructure that supports basic needs. Informed by the medium-term strategic framework (MTSF), which covers the period 2009-2014, government will continue with the infrastructure investment programme aimed at expanding and improving social and economic infrastructure to increase access, quality and reliability of public services. This will boost economic activity and create jobs.
Infrastructure expenditure continues to be one of the fastest-growing items in provincial and municipal expenditure. Provinces will spend R146.4 billion on education, health, roads and agriculture infrastructure over the next three years. Municipalities will spend R147.8 billion on infrastructure that supports basic services, roads and housing over the next three years.
Government is also taking active steps to ensure that these large investments result in increased access to quality services. Through the Siyenza Manje and IDIP programmes, government aims to improve infrastructure management. This includes ensuring that budgeting for infrastructure includes full lifecycle costing.
Chapter 3: Efficiency and equity effects of social grants
The FFC recommends that government should increase the rollout of social grants to cushion poor people from the effects of the economic downturn. There is, however, a trade-off between coverage and grant amounts given limited resources. Past experience at provincial level has illustrated that increases in social grants may crowd out other forms of social expenditure. Social assistance should be managed in such a way as to eventually reduce dependency on the social grants. Fiscal sustainability of scaling up conditional cash transfers needs to be carefully managed. As a starting point, social grants on the demand-side appear to be working well and can be scaled up in the short term, but those on the supply side are not working well and will need to be scaled down. Government should use infrastructure expansion to provide opportunities for workfare programmes, and consider an immediate pilot of workfare in the expanded public works programme.
Government response
Government agrees that the social grants system should be managed in a manner that does not compromise fiscal sustainability. Social grants are an important mechanism to cushion the most vulnerable in times of economic contraction. Government has succeeded in containing the cost of the social grant system without compromising coverage and crowding out other areas of spending.
In addition through its large capital investments and expanded public works programme, government is taking active steps to increase employment.
Chapter 4: Performance of public hospitals
The FFC recommends that while recognising the provisions of the National Health Act (2004) and current norms guiding the primary health care system, there is a policy gap in respect of legislative provisions and norms and standards for a well-functioning public hospital system. To close the gap, government must develop norms and standards that should address the following issues in relation to the public hospital system: (a) specification of minimum service requirements; (b) establishment of minimum input norms; (c) establishment of a workable quality assurance framework; (d) establishment of a transparent reporting system focusing on inputs, processes, outputs, and outcomes; (e) identification of governance requirements; (f) establishment of governance norms and standards; (g) establishment of a

ANNEXURE W1: EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

strategic planning framework which outlines the medium/long-term vision of the hospital system, expressed in terms that are implementable and auditable; and (h) development of hard (codified by legislation) and soft (guidelines to aid departments) norms and standards. Provinces should be allowed to contextualise soft norms and standards which suit their needs/socio-economic circumstances. Government needs to standardise and institutionalise budget format processes across all hospitals. Consistent with hard norms and standards, allocations should be determined by differentiating by hospital type: central, regional and district hospitals; acute psychiatric and chronic hospitals; and infectious disease hospitals.
Government response
The recommendations are in line with Government’s vision to improve the country’s entire health system. The Department of Health’s 2009/10 strategic plan offers a comprehensive set of programmes intended to overhaul the health system, with public hospitals a key area of focus. Factors such as norms and standards, enhanced management and training, delegation of authority, appropriate levels of autonomy, human resources for health, quality assurance, quality improvement and monitoring will be looked at. Although the Department of Health recognises that norms and standards are an important tool in reforming the health system, it is important that these norms and standards be informed by the available resource envelope.
Chapter 5: Rental Housing
Relaxation and flexibility
The FFC recommends relaxation of and flexibility towards the (a) eligibility criteria for accessing the social housing capital restructuring grant to allow projects falling outside the designated restructuring zones (DRZs) to access funding; (b) number of DRZs to respond to excess demand for rental housing; and (c) minimum unit size for redevelopments of existing buildings. The process of disbursing funds for rental housing within the housing sector should be made shorter to minimise time lags following the submission of approved project plans.
Government response
The social housing programme is a targeted programme — rather than a mass housing delivery programme — with specific restructuring objectives. The restructuring aims to facilitate the further provision of rental accommodation by the private sector in areas where no or minimal investment in rental housing is occurring, but it is required.
The Social Housing Regulatory Authority and inter-sectoral coordination
The FFC recommends that the Social Housing Regulatory Authority (SHRA) should improve the intersectoral coordination between departments responsible for integrated human settlement.
Government response
The SHRA was established to focus on the regulation of the social housing sector to protect government’s investment in rental housing. In terms of the Social Housing Act and the Rental Housing Act, national government should ensure that national departments and all spheres of government are aligned to enable and support the development of rental/social housing.

2010 BUDGET REVIEW

Qualifying income bands
The FFC recommends that the qualifying income bands should be reviewed to ensure that individuals are not unfairly excluded from benefiting from the subsidy (due, for example, to increases in the cost of living).
Government response
Government acknowledges that there is great demand and need for affordable rental housing. It is important to note that the institutional subsidy qualifying criteria does not apply when the SHRCG is used in the social housing programme. There are, however requirements to ensure that government’s investment does benefit targeted income groups (those below R3 500-R1 500) through cross-subsidisation with middle- and higher-income groups.
Chapter 6: Management and financing of road infrastructure
The FFC recommends that there should be an increased and stable flow of funds for maintenance, rehabilitation and addressing road infrastructure backlogs in the long-term. Potential policy proposals to ensure that this is achieved can include explicitly providing for a road infrastructure component within the provincial equitable share formula.
There should be greater coordination of road management functions across the three spheres of government. In this regard, the revision and modification of the inter-road authority coordinating model by the national Department of Transport, which proposed a roads coordinating body comprised of metropolitan municipalities, district municipalities, local municipalities and SALGA should be carried out with a view to possible future implementation. Priority should be given to addressing the lack of technical skills in the road management sector of sub-national governments. Attaining this objective can be done via the introduction of a separate conditional grant specifically targeted at building technical capacity within the road management sector of sub-national governments.
Government response
This proposal will be dealt with as part of the review of the provincial equitable share formula.
The proposal to expand the existing Roads Coordinating Body (RCB) may have merit as it could improve intergovernmental coordination and resolve issues such as Roads Infrastructure Framework of South Africa (RIFSA). Including metros and SALGA seems realistic, but including all municipalities may not be viable logistically. Funding through a separate grant should not be necessary as capacity building and staff development should be part of the department’s budget already. Government, through its IDIP and Siyenza Manje programmes, is stepping up efforts to build infrastructure capacity in provinces and municipalities.
Chapter 7: Assessment of universal access to water and sanitation services
Free basic water and sanitation subsidy
The FFC recommends a review of free basic water and sanitation subsidy and water tariff structures, to ensure that the shortcomings of the current subsidy system do not outweigh the benefits. At present, there is no coherent oversight framework for how water service authorities manage trade-offs in the design and determination of their water tariffs. The tariff structures, which vary across municipalities, have a substantial impact on the pricing of water. Principles and practices guiding both tariff and subsidy structures and price levels should be made clear and routinely monitored.

ANNEXURE W1: EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

Government response
Government agrees with the proposal for a review of the water tariff structures. Specific legislation, regulations, policies and guidelines have been developed on water tariffs. At present municipalities set tariffs and the National Treasury and Department of Water Affairs only oversee and comment on such tariff setting. Therefore, government supports the need for strengthened regulation on water tariffs and monitoring.
Expanding access to sanitation services and improving sanitary outcomes
The FFC recommends that the sanitation strategy should target behavioural change in relation to sanitation practices by households, rather than the provision of infrastructure alone, premised on attaining certain health outcomes. Greater consideration should also be given to household affordability constraints that may affect the long-term sustainability of sanitation investments.
Government response
Government agrees and already implements a holistic sanitation strategy that includes behavioural change. In determining appropriate sanitation investments, affordability and safety are considered.
Establishment of a National Water Regulator
The FFC recommends that government should consider establishing an independent National Water Regulator that would report to Parliament. Its functions would include regulating the entire water supply industry; issuing licences, regulating tariffs and monitoring integrated resource plans for infrastructure investments; regulating compliance with industry norms and standards; regulating the supply of water and sanitation services and their compliance with quality standards; regulating water efficiency and demand-side management; developing regulatory frameworks for public-private partnerships and alternative service delivery models in the water sector; and ensuring regulatory instruments support the achievement of universal access to water and sanitation services.
Government response
Government agrees to the FFC’s recommendation on the establishment of an independent National Water Regulator subject to its cost and affordability. Any lessons learnt from the regulation of both bulk and retail electricity should be taken into account.
Chapter 8: Assessment of the institutional and fiscal capacity support mechanisms of local government
The FFC recommends that local government should be central to setting the agenda for capacity-building programmes in recognition of the fact that municipalities remain accountable for their own performance until such time as section 139 of the Constitution is invoked. Capacity programmes should be informed by a local government performance management system which is driven by key performance indicators. Prior to capacity programmes being developed and implemented at a local government level, a comprehensive assessment and design process should be undertaken. Capacity-development programmes should be aligned to each stage of the developmental transition of municipalities. There should be differentiated approaches in building capacity. Capacity-development programmes should be comprehensive and not only focus on training of personnel and deployment of experts within municipalities. They must also focus on other organisational, fiscal and institutional constraints that impact on the overall performance of municipalities.
The FFC also recommends that government must establish an intergovernmental framework for understanding what constitutes a lack of capacity within the context of local government. The replication

2010 BUDGET REVIEW

of poorly defined roles and responsibilities between national and provincial government and district municipalities in the policy framework should be eliminated. This is necessary to create clear lines of responsibility and accountability for spheres of government or sector departments over their capacity-building roles for local government. Each capacity building programme must have a clear outline of measurable objectives, targets and timelines. These must detail conditions under which a programme can be withdrawn from a respective municipality and, following a detailed monitoring and evaluation of success factors and failures, suggestions for sustaining the programme. The method of implementing capacity programmes should be changed from a standard stop-gap package to an incremental solution focusing on the identified problems within the municipality, and identifying key leverage points where capacity programmes can make a difference.
A variety of grant instruments should be used to address different capacity challenges within different functional areas. Such grants should only be devolved to sector departments once they have demonstrated capacity to manage effectively such grants and capacity programmes in an IGR system. The Commission further recommends that appropriations for Siyenza Manje should be allocated through the Division of Revenue like other capacity grants. This will promote order, transparency and accountability.
Government response
Government agrees that local government capacity should be streamlined to enhance its performance. Through various initiatives, such as the local government turnaround strategy and implementation of municipal budgeting and reporting reforms, government is looking at measures to improve service delivery at local level.
The current local government capacity grant frameworks have clear outlines of measurable objectives, targets, conditions and timelines.
Government does not agree with the recommendation that Siyenza Manje be allocated through the division of revenue. This is because the funds are allocated to the Development Bank of Southern Africa (DBSA) to perform local government capacity-building on behalf of national government, and one-third of the funding comes from DBSA’s own revenues. In addition, the DBSA has the capability to source this expertise much faster than government. It needs to be noted that given the need for in-year intervention, it is not possible to allocate these funds to specific municipalities from the start of the financial year. Government agrees however, that more transparent reporting of where funds have been used is required.
• Part 4: Provincial allocations
Over R45.5 billion is added to the provincial baselines over the next three years. The provincial equitable share baselines are revised upwards by R33.9 billion and conditional grants are increased by R11.7 billion. National transfers to provinces increase from R295.3 billion in 2009/10 to R322.9 billion in 2010/11. Over the three-year period provincial transfers will grow at an average annual rate of 7.7 per cent to R369.3 billion in 2012/13.
Table W1.6 below sets out the total transfers to provinces for the 2010/11 financial year, which amount to R322.9 billion, with R261.0 billion allocated to the provincial equitable share and R61.9 billion to conditional grants.

ANNEXURE W1: EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

Table W1.6 Total transfers to provinces, 2010/11

	Equitable	Conditional	Total
R million	share	grants	transfers

Eastern Cape	40 134	7 453	47 587
Free State	15 959	4 788	20 747
Gauteng	45 134	13 768	58 902
KwaZulu-Natal	56 743	11 742	68 485
Limpopo	33 238	5 861	39 099
Mpumalanga	21 323	4 222	25 545
Northern Cape	7 102	2 177	9 279
North West	17 314	4 203	21 517
Western Cape	24 026	7 670	31 696

Total	260 974	61 884	322 858

Provincial equitable share
At 78.6 per cent of total provincial revenue and 80.9 per cent of national transfers in 2010/11, the equitable share constitutes the main source of revenue for meeting provincial expenditure responsibilities. The proposed revisions of R10.7 billion, R11.3 billion, and R11.9 billion bring the equitable share allocations to R261.0 billion in 2010/11, R280.7 billion in 2011/12, and R294.8 billion in 2012/13. These revisions result in the provincial equitable shares increasing 10.2 per cent between 2009/10 and 2010/11, and 7.6 per cent over the MTEF in nominal terms.
Policy priorities underpinning equitable share revisions
The revisions to baseline equitable share allocations provide for personnel and policy adjustments as well as functional shifts.
Functional shifts provide for the shift of functions that were previously the responsibility of the provincial sphere to another sphere of government, such as preparing for the eventual shift of Further Education and Training (FET) colleges to national government (Department of Higher Education and Training) and the amalgamation of the Qwa-Qwa nature reserve into the Golden Gate Highlands National Park.
Personnel and policy adjustments seek to improve access to and quality of services, particularly in education, health and social development, and to implement strategies to retain and attract skills to this cluster. The additions to baseline equitable share allocations are set aside to deal with the higher-than-anticipated wage settlement and to stabilise the OSDs for health professionals and educators. A general provincial equitable share adjustment is also made to boost spending in frontline services such as education and health, and assist provinces in strengthening support to municipalities.
The equitable share formula
An objective redistributive formula is used to divide the equitable share among provinces. The formula is reviewed and updated with new data annually. For the 2010 MTEF, the equitable share formula has been updated with the data from the 2009 School Realities published by the Department of Education in September 2009, the 2008 General Household Survey published by StatsSA on 2 September 2009, the 2009 Mid-year Population Estimates published by StatsSA on 27 July 2009, and the Gross Domestic Product (2007 GDP-R) published by StatsSA on 24 February 2009. The 2009 School Realities data is used to update the education component, the 2008 General Household Survey is used to update the health component, the 2009 Mid-Year population estimates are used to update the basic and poverty components, and the 2007 GDP-R data is used to update the economic component.

2010 BUDGET REVIEW

The impact of these updates on the provincial equitable shares is to be phased-in over the MTEF, which will result in shifts in the equitable shares of provinces.
Impact of re-demarcation on provincial equitable shares
Newly demarcated provincial boundaries between North West and Gauteng took effect on 26 March 2009, but by agreement, implementation for provinces was deferred until 1 April 2010. The demarcation impacts on the equitable shares and requires them to be realigned to adjust for changes in total provincial populations. Table W1.7 shows the impact of the realignment of the provincial equitable shares to account for the revised provincial allocations. The GDP-R component will not be affected by the redrawing of provincial boundaries mainly because StatsSA sampling does not cover the area affected by the demarcation. The institutional component is independent of data and therefore also not affected.
Table W1.7 Impact of the realignment of the equitable shares by province before data updates

							Weighted	Weighted
							average	average
			Basic		Economic	Institu-	after re-	before re-	Difference
	Education	Health	share	Poverty	activity	tional	alignment	alignment	in weighted
	51%	26%	14%	3%	1%	5%	100%	100%	average

Eastern Cape	16.8%	13.8%	13.5%	16.7%	7.8%	11.1%	15.2%	15.2%	0.00%
Free State	5.7%	5.8%	5.9%	6.1%	5.4%	11.1%	6.0%	6.0%	0.00%
Gauteng	15.4%	21.0%	21.9%	15.3%	33.6%	11.1%	17.7%	17.4%	0.35%
KwaZulu-Natal	23.0%	21.2%	20.8%	22.2%	16.3%	11.1%	21.5%	21.5%	0.00%
Limpopo	14.2%	11.4%	10.8%	14.2%	6.8%	11.1%	12.8%	12.8%	0.00%
Mpumalanga	8.5%	7.5%	7.4%	8.7%	6.8%	11.1%	8.2%	8.2%	0.00%
Northern Cape	2.2%	2.3%	2.3%	2.6%	2.2%	11.1%	2.7%	2.7%	0.00%
North West	6.2%	6.8%	6.6%	7.9%	6.4%	11.1%	6.7%	7.1%	-0.35%
Western Cape	8.2%	10.2%	10.8%	6.2%	14.6%	11.1%	9.2%	9.2%	0.00%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	—

Because the formula is largely population driven, the allocations it generates are sensitive to and capture shifts in population across provinces. Shifts in population in turn lead to changes in the relative demand for public services across the provinces. The weighted average for Gauteng increases and the average for North West decreases in line with the change in the populations of the respective provinces.
Phasing-in of the formula
To mitigate the impact of the new data updates on provincial equitable shares, the new shares are phased in over the 2010 MTEF. Table W1.8 shows the revised weighted provincial equitable shares for the period 2009/10 to 2012/13. The realignment to the new boundaries for Gauteng and North West takes effect with no phasing in over the MTEF.

ANNEXURE W1: EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

Table W1.8 Implementation of the equitable share weights, 2009/10 — 2012/131

	2009/10	2010/11	2011/12	2012/13
	weighted shares	2010 MTEF weighted shares 3-year phasing

Percentage
Eastern Cape	15.6%	15.5%	15.4%	15.2%
Free State	6.2%	6.1%	6.1%	6.0%
Gauteng	16.9%	17.3%	17.4%	17.4%
KwaZulu-Natal	21.6%	21.7%	21.8%	22.0%
Limpopo	12.9%	12.8%	12.7%	12.6%
Mpumalanga	8.2%	8.2%	8.2%	8.1%
Northern Cape	2.7%	2.7%	2.7%	2.7%
North West	7.0%	6.6%	6.7%	6.7%
Western Cape	9.0%	9.1%	9.1%	9.2%

Total	100.0%	100.0%	100.0%	100.0%

1.	The realignment to the new boundaries for Gauteng and North West takes effect with no phasing in over the 2010 MTEF.
Summary of the structure of the formula
The formula, shown in Table W1.9 below, consists of six components that capture the relative demand for services between provinces and take into account specific provincial circumstances. The components of the formula are neither indicative budgets nor guidelines as to how much should be spent on those functions in each province or by provinces collectively. Rather, the education and health components are weighted broadly in line with historical expenditure patterns to provide an indication of relative need. Provincial executive councils have discretion regarding the determination of departmental allocations for each function, taking into account the priorities that underpin the division of revenue.
Table W1.9 Distributing the equitable shares by province1

			Basic		Economic	Institu-	Weighted
	Education	Health	share	Poverty	activity	tional	average
	51%	26%	14%	3%	1%	5%	100%

Eastern Cape	16.8%	14.0%	13.5%	16.7%	7.8%	11.1%	15.2%
Free State	5.6%	5.9%	5.9%	6.1%	5.4%	11.1%	6.0%
Gauteng	15.4%	19.9%	21.8%	15.3%	33.5%	11.1%	17.4%
KwaZulu-Natal	23.2%	22.2%	21.2%	22.8%	16.2%	11.1%	22.0%
Limpopo	13.9%	11.3%	10.6%	13.9%	6.9%	11.1%	12.6%
Mpumalanga	8.4%	7.5%	7.3%	8.7%	6.9%	11.1%	8.1%
Northern Cape	2.2%	2.4%	2.3%	2.6%	2.2%	11.1%	2.7%
North West	6.2%	6.7%	6.5%	7.6%	6.5%	11.1%	6.7%
Western Cape	8.2%	10.1%	10.9%	6.2%	14.5%	11.1%	9.2%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

1.	The weighted shares include the realignment to the new boundaries for Gauteng and North West.
For the 2010 Budget, the distribution of the weights by component remains unchanged as set out below:
•	An education share (51 per cent) based on the size of the school-age population (ages 5-17) and the number of learners (Grade R to 12) enrolled in public ordinary schools
•	A health share (26 per cent) based on the proportion of the population with and without access to medical aid
•	A basic share (14 per cent) derived from each province’s share of the national population
•	An institutional component (5 per cent) divided equally between the provinces
•	A poverty component (3 per cent) reinforcing the redistributive bias of the formula
•	An economic output component (1 per cent) based on GDP by region (GDP-R) data.

2010 BUDGET REVIEW

The weights assigned to the education (51 per cent) and health components (26 per cent) are derived from average provincial spending on education and health in total provincial spending for the past three years, excluding conditional grants.
Education component
The education component is intended to enable provinces to fund school education, which amounts to about 90 per cent of provincial education spending. The formula uses school-age population (ages 5-17), based on Census 2001, and actual enrolment drawn from the 2009 School Realities data to reflect relative demand for education, with each element assigned a weight of 50 per cent. Table W1.10 shows the impact of the realignment and the data updates on the education component. Enrolment declined in the Eastern Cape, Free State, Limpopo, Mpumalanga and North West and increased in the other provinces. The relatively large increases in Gauteng and the decreases in North West are attributable to the realignment.
Table W1.10 Impact of the realignment and the data updates on the education component

Difference (new vs.
	Realignment		Data updates				old)
		Changes		Changes	New			Changes
	Changes	in school	Changes	in school		School age	Changes	in school
Learner	in school	age cohort	in school	age cohort	School	cohort	in school	age cohort
numbers	enrolment	5 - 17	enrolment	5 - 17	enrolment	5 - 17	enrolment	5 - 17

Eastern Cape	—	—	-3 594	—	2 076 400	2 151 992	-3 594	—
Free State	—	—	-13 834	—	656 754	760 486	-13 834	—
Gauteng	35 393	38 521	9 811	—	1 939 231	1 931 719	45 204	38 521
KwaZulu-Natal	—	—	45 554	—	2 816 974	3 013 243	45 554	—
Limpopo	—	—	-57 389	—	1 707 280	1 798 862	-57 389	—
Mpumalanga	—	—	-16 062	—	1 035 469	1 074 972	-16 062	—
Northern Cape	—	—	1 843	—	267 709	280 975	1 843	—
North West	-35 393	-38 521	-1 975	—	741 892	826 218	-37 368	-38 521
Western Cape	—	—	11 128	—	973 136	1 094 565	11 128	—

Total	—	—	-24 518	—	12 214 845	12 933 032	-24 518	—

Table W1.11 shows the full impact of the realignment and data updates on the education component shares. Although the most significant changes occur in North West and Gauteng, the data updates also have a significant impact on the relative weights, indicating how sensitive the formula is to changes in enrolment.

ANNEXURE W1: EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

Table W1.11 Impact of the realignment and the data updates on the education component shares

	Revised education component
					Difference in
Percentage	Old weighted	Realignment	Data updates	New weighted	weighted average

Eastern Cape	16.8%	16.8%	16.8%	16.8%	0.00%
Free State	5.7%	5.7%	5.6%	5.6%	-0.05%
Gauteng	15.1%	15.4%	15.1%	15.4%	0.35%
KwaZulu-Natal	23.0%	23.0%	23.2%	23.2%	0.21%
Limpopo	14.2%	14.2%	13.9%	13.9%	-0.22%
Mpumalanga	8.5%	8.5%	8.4%	8.4%	-0.06%
Northern Cape	2.2%	2.2%	2.2%	2.2%	0.01%
North West	6.5%	6.2%	6.5%	6.2%	-0.30%
Western Cape	8.2%	8.2%	8.2%	8.2%	0.05%

Total	100.0%	100.0%	100.0%	100.0%	—

Health component
The health component addresses the need for provinces to deliver health care. As all citizens are eligible for health services, the provincial shares of the total population form the basis for the health share. Within the health component, people without medical aid are assigned a weight four times that of those with medical aid, on the grounds that the former group is likely to use public health care more. The health component (table W1.12) is updated for population with medical aid using the 2008 General Household Survey. The 2009 mid-year population estimates are used to update the subcomponent “people without medical aid”.
Table W1.12 Impact of the realignment and the data updates on the health component1

					Difference (new vs. old)
	Old		New		Changes:	Changes:
	Population	Population	Population	Population	Population	Population
Population	with medical	without	with medical	without	with medical	without
(thousand)	aid	medical aid	aid	medical aid	aid	medical aid

Eastern Cape	752	5 827	729	5 920	-23	92
Free State	468	2 410	432	2 470	-36	61
Gauteng	2 021	8 426	2 789	7 968	768	-458
KwaZulu-Natal	1 178	8 928	1 064	9 385	-114	458
Limpopo	385	4 890	422	4 805	37	-85
Mpumalanga	420	3 170	441	3 166	21	-4
Northern Cape	164	962	155	993	-9	31
North West	359	3 066	422	2 802	63	-264
Western Cape	1 087	4 175	1 277	4 080	190	-95

Total	6 834	41 853	7 731	41 590	897	-264

1.	The changes in population with and without medical aid include the realignment to the new boundaries for Gauteng and North West.

2010 BUDGET REVIEW

Table W1.13 shows the full impact of the realignment and data updates on the health component shares.
Table W1.13 Impact of the realignment and the data updates on the health component shares

		Revised health component
					Difference in
Percentage	Old weighted	Realignment	Data updates	New weighted	weighted average

Eastern Cape	13.8%	13.8%	14.0%	14.0%	0.21%
Free State	5.8%	5.8%	5.9%	5.9%	0.12%
Gauteng	20.5%	21.0%	19.4%	19.9%	-0.59%
KwaZulu-Natal	21.2%	21.2%	22.2%	22.2%	1.01%
Limpopo	11.4%	11.4%	11.3%	11.3%	-0.16%
Mpumalanga	7.5%	7.5%	7.5%	7.5%	0.01%
Northern Cape	2.3%	2.3%	2.4%	2.4%	0.07%
North West	7.2%	6.8%	7.2%	6.7%	-0.56%
Western Cape	10.2%	10.2%	10.1%	10.1%	-0.10%

Total	100.0%	100.0%	100.0%	100.0%	—

Poverty component
The poverty component introduces a redistributive element within the formula and is assigned a weight of 3 per cent. The poor population comprises persons who fall in quintiles 1 and 2 based on the 2005 Income and Expenditure Survey. Each province’s share is then expressed as the percentage of the “poor” population residing in that province, where the population figure is drawn from the 2009 Mid-year Population Estimates. The proportion of poor population per province is not adjusted to the new provincial boundaries as the sampling method used by StatsSA does not cover the affected areas. However the poverty component will be adjusted, partially to reflect changes in basic component value or population changes per province. Table W1.14 shows the poverty quintiles of the IES survey, basic component value and the weighted share of the poverty component per province.
Table W1.14 Comparison of new and old poverty component weighted shares1

		Old				New
	IES				IES
	Survey	Basic			Survey	Basic			Difference in
	2005	compo-	Poor	Weighted	2005	compo-	Poor	Weighted	weighted
	(Q1+Q2)	nent value	population	shares	(Q1+Q2)	nent value	population	shares	shares

Eastern Cape	49.8%	6 579	3 279	16.7%	49.8%	6 649	3 314	16.7%	0.00%
Free State	41.7%	2 878	1 200	6.1%	41.7%	2 902	1 211	6.1%	-0.01%
Gauteng	28.1%	10 447	2 938	15.0%	28.1%	10 757	3 025	15.3%	0.29%
KwaZulu-Natal	43.2%	10 106	4 363	22.2%	43.2%	10 449	4 511	22.8%	0.52%
Limpopo	52.9%	5 275	2 788	14.2%	52.9%	5 227	2 763	13.9%	-0.27%
Mpumalanga	47.7%	3 590	1 712	8.7%	47.7%	3 607	1 720	8.7%	-0.05%
Northern Cape	44.9%	1 126	506	2.6%	44.9%	1 148	515	2.6%	0.02%
North West	46.9%	3 425	1 608	8.2%	46.9%	3 224	1 513	7.6%	-0.56%
Western Cape	23.1%	5 262	1 215	6.2%	23.1%	5 357	1 237	6.2%	0.05%

Total		48 687	19 608	100.0%		49 321	19 809	100.0%	—

1.	The new weighted shares include the realignment to the new boundaries for Gauteng and North West.

ANNEXURE W1: EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

Economic activity component
The economic activity component is a proxy for provincial tax capacity and is assigned a weight of 1 per cent. For the 2010 MTEF, 2007 GDP-R data is used. The GDP-R is not adjusted to the new provincial boundaries mainly because the sampling of StatsSA did not cover any of the areas affected by the demarcation. Table W1.15 shows the impact of the revised weighted shares of the economic activity component. The right-hand column shows changes as a result of relative growth of provincial contributions to GDP.
Table W1.15 Comparison of new and old economic activity component weighted shares

	Old		New
	GDP-R, 2006		GDP-R, 2007		Difference in
	(R million)	Weighted shares	(R million)	Weighted shares	weighted shares

Eastern Cape	136 668	7.8%	155 520	7.8%	-0.07%
Free State	94 269	5.4%	108 892	5.4%	0.03%
Gauteng	585 114	33.6%	668 926	33.5%	-0.15%
KwaZulu-Natal	283 655	16.3%	324 216	16.2%	-0.07%
Limpopo	118 865	6.8%	138 163	6.9%	0.08%
Mpumalanga	118 825	6.8%	138 732	6.9%	0.11%
Northern Cape	37 613	2.2%	44 159	2.2%	0.05%
North West	112 234	6.4%	129 872	6.5%	0.05%
Western Cape	253 815	14.6%	290 607	14.5%	-0.04%

Total	1 741 058	100.0%	1 999 087	100.0%	—

Institutional component
The institutional component recognises that some costs associated with running a provincial government, and providing services, are not directly related to population. This component is distributed equally between provinces and constitutes 5 per cent of the total equitable share, of which each province receives 11.1 per cent.
Basic component
The basic component is derived from the proportion of each province’s share of the national population and is assigned a weight of 14 per cent. For the 2010 MTEF, population data are drawn from the 2009 mid-year population estimates.
Table W1.16 shows the impact of the revised weighted shares of the basic component.

2010 BUDGET REVIEW

Table W1.16 Comparison of new and old basic component weighted shares1

	Old		New
	2008 Mid-year		2009 Mid-year
	population		population		Difference in
	estimates	Weighted shares	estimates	Weighted shares	weighted shares

Eastern Cape	6 579	13.5%	6 649	13.5%	-0.03%
Free State	2 878	5.9%	2 902	5.9%	-0.03%
Gauteng	10 673	21.9%	10 757	21.8%	-0.11%
KwaZulu-Natal	10 106	20.8%	10 449	21.2%	0.43%
Limpopo	5 275	10.8%	5 227	10.6%	-0.24%
Mpumalanga	3 590	7.4%	3 607	7.3%	-0.06%
Northern Cape	1 126	2.3%	1 148	2.3%	0.01%
North West	3 199	6.6%	3 224	6.5%	-0.03%
Western Cape	5 262	10.8%	5 357	10.9%	0.05%

Total	48 687	100.0%	49 321	100.0%	—

1.	The mid-year population estimates for 2008 and 2009 are adjusted to the new boundaries for Gauteng and North West.
Conditional grants to provinces
There are three types of provincial conditional grants. Schedule 4 sets out general grants that supplement various programmes partly funded by provinces, such as infrastructure and central hospitals. Transfer and spending accountability arrangements differ, as more than one national or provincial department may be responsible for different outputs expected from the grant. Schedule 5 grants fund specific responsibilities for both the transferring and receiving provincial accounting officers. A Schedule 8 grant, introduced in 2009/10, is intended to provide provinces (and municipalities) with an incentive to meet or exceed prescribed targets.
Changes to conditional grant framework
The 2010 MTEF introduces three new conditional grants. The expanded public works programme grant for the social sector will subsidise non-profit organisations so they can pay salaries to care workers currently working voluntarily on social development and health related matters in the home community based care sector. The technical secondary schools recapitalisation grant will modernise technical schools. The Dinaledi schools grant provides support to Dinaledi schools to enhance the quality of maths and science grade 12 passes in these schools starting in 2011/12. Provision is also made for the funding of further education and training colleges, which previously took place under the equitable share.
Table W1.17 shows the additions to provincial conditional grants which provide for policy and inflation adjustments. Technical adjustments between spheres total R3.3 billion, R3.6 billion and R3.7 billion over the MTEF. Conditional grant baselines have been revised upwards by R2.5 billion, R3.3 billion and R5.8 billion over the MTEF and bring the new conditional grant baselines to R61.9 billion in 2010/11, R69.9 billion in 2011/12 and R74.6 billion in 2012/13.

ANNEXURE W1: EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

Table W1.17 Revisions to conditional grant baseline allocations, 2010/11 – 2012/13

				2010 MTEF
				Total
R million	2010/11	2011/12	2012/13	revisions

Technical adjustments to baselines
Arts and Culture	19	20	21	60
Community library services	19	20	21	60

Higher Education and Training	3 373	3 542	3 719	10 634
Further education and training colleges	3 373	3 542	3 719	10 634

Public Works	-69	—	—	-69
Expanded public works programme incentive grant to provinces for the infrastructure sector	-69	—	—	-69

Total technical adjustments to baselines	3 322	3 562	3 740	10 624

Additions to baselines

Basic Education	—	70	220	290
Dinaledi schools	—	70	100	170
National school nutrition programme	—	—	120	120

Health	1 840	2 800	3 900	8 540
Comprehensive HIV and Aids	1 700	2 800	3 900	8 400
Hospital revitalisation	140	—	—	140

Higher Education and Training	400	430	450	1 280
Further education and training colleges	400	430	450	1 280

Human Settlements	134	—	1 000	1 134
Housing disaster relief	134	—	—	134
Human settlements development	—	—	1 000	1 000

National Treasury	—	—	262	262
Infrastructure grant to provinces	—	—	262	262

Public Works	57	—	—	57
Expanded public works programme grant for the social sector	57	—	—	57

Transport	98	5	—	103
Gautrain rapid rail link	98	5	—	103

Total additions to baselines	2 528	3 305	5 832	11 666

Table W1.18 provides a summary of conditional grants by sector for the 2010 MTEF. More detailed information, including the framework and formula for each grant, is provided in Appendix W2 of the 2010 Division of Revenue Bill. The frameworks provide the conditions for each grant, the outputs expected, the allocation criteria used for dividing each grant between provinces, a summary of the audit outcome in 2008/09 and any other material issues to be addressed.

2010 BUDGET REVIEW

Table W1.18 Conditional grants to provinces, 2009/10 – 2012/13

R million	2009/10	2010/11	2011/12	2012/13

Agriculture, Forestry and Fisheries	974	1 117	1 437	1 509
Agricultural disaster management	157	—	—	—
Comprehensive agricultural support programme	715	862	979	1 028
Ilima/Letsema projects	50	200	400	420
Land care programme grant: poverty relief and infrastructure development	51	55	58	61

Arts and Culture	441	513	543	571
Community library services	441	513	543	571

Basic Education	2 575	3 931	5 048	5 447
Dinaledi schools	—	—	70	100
HIV and Aids (life skills education)	181	188	199	209
National school nutrition programme	2 395	3 663	4 579	4 928
Technical secondary schools recapitalisation	—	80	200	210

Higher Education and Training	3 168	3 773	3 972	4 169
Further education and training colleges	3 168	3 773	3 972	4 169

Health	16 417	19 853	21 972	24 030
Comprehensive HIV and Aids	4 376	6 012	7 433	8 765
Forensic pathology services	502	557	590	620
Health disaster response (cholera)	50	—	—	—
Health professions training and development	1 760	1 865	1 977	2 076
Hospital revitalisation	3 085	4 021	4 172	4 381
National tertiary services	6 614	7 398	7 799	8 189
2010 World Cup health preparation strategy	30	—	—	—

Human Settlements	12 592	15 161	17 222	17 939
Housing disaster relief	150	134	—	—
Human settlements development	12 442	15 027	17 222	17 939

National Treasury	9 249	11 315	13 091	14 008
Infrastructure grant to provinces	9 249	11 315	13 091	14 008

Public Works	1 401	1 484	1 962	2 060
Devolution of property rate funds	1 350	1 096	1 162	1 220
Expanded public works programme incentive grant to provinces for the infrastructure sector	51	331	800	840
Expanded public works programme grant for the social sector	—	57	—	—

Sport and Recreation South Africa	402	426	452	475
Mass sport and recreation participation programme	402	426	452	475

Transport	6 670	4 312	4 159	4 361
Gautrain rapid rail link	2 977	438	5	—
Overload control	10	11	—	—
Public transport operations	3 532	3 863	4 153	4 361
Sani Pass roads	34	—	—	—
Transport disaster management	117	—	—	—

Total	53 890	61 884	69 858	74 568

ANNEXURE W1: EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

Agriculture grants
The comprehensive agricultural support programme aims to provide support for newly established and emerging farmers. Included in this grant is the extension recovery programme, which focuses on improving extension services through training programmes and providing equipment for extension officers. The grant also targets farm infrastructure and provides support for dipping, fencing, and rehabilitation of irrigation schemes where these could be viable. An amount of R2.9 billion is allocated to this grant over the MTEF.
The land care programme grant: poverty relief and infrastructure development aims to optimise productivity and sustainable use of natural resources. Provinces may use this grant to create jobs through the expanded public works programme. R173 million is allocated over the medium term.
The Ilima/Letsema projects grant is intended to boost food production. The grant is aimed at assisting previously disadvantaged South African farming communities to achieve an increase in agricultural production and receives R1 billion over the MTEF.
Arts and Culture grant
The community library services grant is administered by the Department of Arts and Culture. The purpose of the grant is to enable South Africans to gain access to knowledge and information that will improve their socioeconomic situation. The grant is allocated to the relevant provincial department and either administered by that department or through a service level agreement with municipalities.
Over the MTEF, R60 million is added to the grant to provide for the building of new libraries in the Eastern Cape and the operation costs of a donor funded library in the Western Cape. This grant is allocated R1.6 billion over the next three years.
Basic Education grants
The Department of Basic Education administers the national school nutrition programme grant, the Dinaledi schools grant and the technical secondary schools recapitalisation grant and the HIV and Aids (life skills education) grant.
The national school nutrition programme seeks to improve nutrition of poor school children, enhance active learning capacity and improve attendance in schools. An amount of R120 million is added to this grant in 2012/13 to protect its real value and respond to higher food prices.
The technical secondary schools recapitalisation grant comes into effect during the 2010 MTEF. This grant, amounting to R80 million in 2010/11, R200 million in 2011/12 and R210 million in 2012/13 provides for equipment and facilities in technical high schools.
The Dinaledi schools grant provides support to Dinaledi schools to enhance the quality of maths and science grade 12 passes in these schools by providing additional resources, including laboratories, lab equipment, textbooks and additional teacher training. This grant is allocated R170 million over the MTEF and will start in 2011/12.
The HIV and Aids (life skills) programme grant provides for life skills training, sexuality and HIV and Aids education in primary and secondary schools and is fully integrated into the school system, with learner and teacher support material provided for grades 1 to 9. This grant is allocated R597 million over the MTEF.
Health grants
The health sector accounts for five conditional grants with total allocations of over R19.8 billion in 2010/11, R22 billion in 2011/12 and R24 billion in 2012/13.

2010 BUDGET REVIEW

The national tertiary services grant aims to provide strategic funding to enable provinces to plan, modernise and transform the tertiary hospital service delivery platform in line with national policy objectives. Following a review of hospitals receiving the grant, the grant now operates in 22 hospitals across the nine provinces, concentrated in urban Gauteng and the Western Cape. Consequently, the Western Cape and Gauteng receive the largest shares of the grant as they provide the largest proportion of these high-level, sophisticated services for the benefit of the health sector countrywide. The grant is allocated R23.4 billion over the MTEF.
The hospital revitalisation programme plays a key role in transforming and modernising infrastructure and equipment in hospitals. The grant also includes a component aimed at improving systems for medical equipment, and to support management development initiatives, including personnel, procurement delegations and financial management capacity. An amount of R140 million is added to this conditional grant in 2010/11 for the Mitchells Plain hospital. The grant is allocated R12.6 billion over the next three years.
The health professions training and development grant funds the costs associated with the training of health professionals, and the development and recruitment of medical specialists. It enables the shifting of teaching activities from central to regional and district hospitals. This grant is allocated R5.9 billion over the medium term.
The comprehensive HIV and Aids grant enables the health sector to develop a specific response to HIV and Aids. In addition to HIV and Aids prevention programmes, the grant supports specific interventions that include voluntary counselling and testing, prevention of mother-to-child transmission, post-exposure prophylaxis and home-based care. Over the next three years R8.4 billion is added to this grant to fund the new Aids treatment policies announced on World Aids Day in December 2009. This includes starting Aids treatment at an earlier stage for patients with TB and pregnant women and giving triple therapy for all infected infants. The grant is allocated R22.2 billion over the next three years.
The forensic pathology services grant assists with the transfer of medico-legal mortuaries from the South African Police Service to the health sector and to provide comprehensive forensic pathology services for the criminal justice system. This grant will be reviewed during 2011/12 and is allocated R557 million in 2010/11, R590 million in 2011/12 and R620 million in 2012/13.
Higher Education and Training grant
As result of the split in the education ministry and the formation of the new Department of Higher Education and Training, the further education and training colleges grant is introduced to protect current spending on these colleges by provinces while the legislative processes required to shift this function to national government are completed.
Total expenditure on further education and training colleges was taken out of the equitable share and shifted into this conditional grant. The value of the conditional grant to each province is based on historical spending on this grant. The grant amounts to R11.9 billion over the MTEF.
Human Settlements grants
The human settlements development grant facilitates the establishment of habitable, stable and sustainable human settlements in which all citizens have access to social and economic amenities. The programme targets eradication or formalisation of informal settlements on a phased basis by 2014. Despite progress made thus far, there are still about 1.8 million families living in informal dwellings. This grant is allocated an additional R1 billion in 2012/13 to ensure accelerated housing delivery.
R133.8 million is added to the housing disaster relief grant in 2010/11 to address storm water damage on subsidised houses in KwaZulu-Natal caused by heavy rains.

ANNEXURE W1: EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

National Treasury grants
The infrastructure grant to provinces augments provincial funding to accelerate construction, maintenance and rehabilitation of new and existing infrastructure in education, roads, health and agriculture, and also contributes to rural development. The grant also focuses on the application of labour-intensive methods in delivery to maximise job creation and skills development.
Within the infrastructure grant for provinces, provision is made for specific earmarking for education related infrastructure and R262 million is added to this grant in 2012/13 specifically for the improvement of school infrastructure.
Public Works grants
The devolution of property rate funds grant was introduced in 2008/09 to ensure that provinces take over the responsibility of paying property rates and municipal charges on properties that were administered by national government on their behalf. This grant is allocated R3.5 billion over the MTEF.
The expanded public works programme incentive grant to provinces for the infrastructure sector provides incentives to provinces and municipalities to increase spending on labour-intensive programmes. It is awarded to provinces on a performance basis measured on the number of work opportunities they create through specific programmes. An amount of R2 billion is set aside for this grant over the MTEF.
The 2010 Budget introduces a new grant on the Public Works vote: the expanded public works programme grant for the social sector. This grant receives R57 million in 2010/11 to subsidise non-profit organisations working in the home- and community-based care sector. This grant will be paid to non-profit organisations that have been using the services of unpaid volunteers so that these volunteers can receive some form of remuneration. During 2010, a comprehensive funding model for a programme that will incentivise labour-intensive employment in this sector and inform grant allocations for 2011/12 and 2012/13 will be developed.
Sport and Recreation grant
The mass sport and recreation participation programme grant promotes mass participation by historically disadvantaged communities in a selected number of developmental sporting activities. This grant is allocated R1.4 billion over the medium term.
Transport grants
The Department of Transport is allocated R438 million in 2010/11 as a final contribution to the construction of the Gautrain Rapid Rail Link. An additional R5.3 million is available in 2011/12 to cover the cost of any foreign exchange losses.
The overload control grant funds initiatives to ensure the preservation of road infrastructure through the reduction of overloading practices and receives R11 million in 2010/11.
The public transport operations grant subsidises commuter bus services. The payment of bus subsidies to operators was previously funded on an agency arrangement between national and provincial government and this grant enables government to take greater responsibility in ensuring contractual obligations are met. This grant will amount to R12.4 billion over the MTEF.

2010 BUDGET REVIEW

• Part 5: Local govrnment fiscal framework and allocations
Municipalities play a critical role in furthering government’s objective of providing services to all while facilitating local economic development. Over the next three years, national transfers to local government grow to accelerate the delivery basic services to households that cannot afford them.
Table W1.19 Revisions to direct and indirect transfers to local government, 2010/11 — 2012/13

				2010 MTEF
				Total
R million	2010/11	2011/12	2012/13	revisions

Technical adjustments	-375	-724	-1 281	-2 381
Direct transfers	-521	-724	-1 281	-2 527
Public transport infrastructure and systems grant	-590	-724	-1 281	-2 596
EPWP phase 2 incentive grant	69	—	—	69
Indirect transfers	146	—	—	146
Water services operating subsidy grant	146	—	—	146
Additions to baselines	1 682	2 950	7 600	12 232
Direct transfers	1 528	2 400	6 550	10 478
Equitable share	900	2 050	3 750	6 700
Neighbourhood development partnership grant	400	350	300	1 050
Municipal infrastructure grant	—	—	2 500	2 500
Municipal drought relief grant	228	—	—	228
Indirect transfers	154	550	1 050	1 754
Regional bulk infrastructure grant	54	200	300	554
Rural households infrastructure grant	100	350	750	1 200

The 2010 MTEF provides for an additional R10.5 billion in the local government budget framework (direct transfers), R6.7 billion for the local government equitable share and R3.8 billion for infrastructure transfers. The growth in the equitable share allocation will ensure that municipalities are able to extend basic services to the growing number of poor households and to alleviate the pressure that the increase in the cost of purchasing bulk electricity had on municipal budgets. The remaining R228.4 million is allocated to the municipal drought relief grant in 2010/11 to provide drought relief in Eastern Cape and Western Cape. A saving of R2.6 billion on the public transport infrastructure and systems grant over the MTEF has also been identified due to the need to review the policy on public transport in non-metropolitan municipal areas.
Table W1.20 Transfers to local government, 2006/07 — 2012/13

	2006/07	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13
Revised
R million		Outcome		estimate	Medium-term estimates

Direct transfers	26 501	37 321	44 037	50 146	58 821	66 640	73 187
Equitable share	18 058	20 676	25 560	24 356	30 168	33 940	37 234
General fuel levy sharing with metros	—	—	—	6 800	7 542	8 531	8 958
Conditional grants	8 443	16 645	18 477	18 990	21 111	24 169	26 995
Infrastructure	7 447	15 128	17 095	16 910	19 039	22 072	24 793
Capacity building and other	996	1 517	1 382	2 081	2 072	2 097	2 202
Indirect transfers	1 436	1 884	2 307	3 017	3 125	4 014	4 618
Infrastructure	943	1 334	1 928	2 774	2 979	4 014	4 618
Capacity building and other	493	550	379	243	146	—	—

Total	27 938	39 205	46 344	53 163	61 946	70 654	77 805

ANNEXURE W1: EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

Indirect transfers to local government are allocated an additional R1.9 billion over the MTEF. Direct infrastructure transfers are allocated an additional R3.8 billion in the 2010 MTEF, of which R2.5 billion is for the municipal infrastructure grant to enable municipalities to extend much needed infrastructure to support economic growth and eradicate backlogs. R1.1 billion is for the neighbourhood development partnership grant to ensure that township development is fast tracked to create an environment that will attract private sector investment in selected townships.
An additional R554 million is allocated to regional bulk infrastructure grant to ensure that bulk water projects are accelerated in order to provide bulk water to households in a sustainable manner as well as provide drought relief in Limpopo. A rural households infrastructure grant has been introduced, amounting to R100 million in 2010/11, R350 million in 2011/12 and R750 million in 2012/13. This grant will cater for the rollout of on-site water and sanitation services to very poor households where conventional connector services are not viable or appropriate. The water services operating subsidy grant is allocated an additional R91.7 million in 2010/11 to deal with costs related to the transfer of water schemes from the Department of Water Affairs to municipalities.
Government aims to accelerate the delivery of water and sanitation services in rural homesteads over the next three years. Of the total 3.3 million households’ national backlog in sanitation, 85 per cent (2.8 million) is in rural communities. In 2010/11, a new conditional grant (R1.2 billion over the next three years) to be administered by the national department of human settlements is introduced to roll out appropriate on-site solutions to address rural household sanitation and water needs. It is expected that through locally based methods of implementation, job opportunities through EPWP will be created.
The local government equitable share
The local government equitable share is the main fiscal instrument that is used to redistribute local government’s share of nationally raised revenue. It supplements municipal own revenues for the provision of basic services to each poor household.
Government is accelerating efforts to better assist municipalities to improve planning and financial capacity, achieve greater efficiency in delivery, and expand service access to households residing in predominantly rural and/or lower-capacity areas. In the context of these efforts, the equitable share (excluding RSC levy replacement and special support for councillor remuneration) grows by an annual average of 12 per cent over the next three years to R26.4 billion in 2010/11, R29.9 billion in 2011/12 and R33.0 billion in 2012/13, compared to R20.3 billion in 2009/10.
Equitable share formula
The structure and components of the formula are summarised in the text box below:
     Structure of the local government equitable share formula
     Grant = BS + D + I – R ± C
     where
     BS is the basic services component
     D is the development component
     I is the institutional support component
     R is the revenue-raising capacity correction and
     C is a correction and stabilisation factor.

2010 BUDGET REVIEW

Basic services component
The purpose of the basic services component is to assist municipalities in providing basic services to poor households and with meeting municipal health service needs for all. For each subsidised basic service there are two levels of support: a full subsidy for poor households that are connected to municipal services, and a partial subsidy for households that are not yet connected to the municipal networks, currently set at a third of the cost of the subsidy to serviced households.
The characteristics of the basic services component are:
•	Supporting poor households earning less than R800 per month in 2001 prices.

•	Distinguishing between poor households connected to services and those that are not connected to services and may be provided with alternatives.

•	Recognising water reticulation, sanitation, refuse removal and electricity reticulation as the core services.

•	Providing for municipal health services to all households.
     The basic services component
     BS=[Water Subsidy 1*Poor with Water + Water Subsidy 2*Poor without Water] +
     [Sanitation Subsidy 1*Poor with Sanitation + Sanitation Subsidy 2*Poor without Sanitation] +
     [Refuse Subsidy 1*Poor with Refuse + Refuse Subsidy 2*Poor without Refuse] +
     [Electricity Subsidy 1*Poor with Electricity + Electricity Subsidy 2*Poor without Electricity] +
     [Municipal Health Services*Total number of households]
Institutional support component
The institutional support component of the equitable share formula provides assistance in meeting some of the administrative and governance costs of municipalities. It is a supplement, designed to augment, but not fully cover, institutional costs.
     The institutional component
     There are two elements to the institutional component: administrative capacity and local electoral accountability. The grant is as follows:
     I = Base allocation + [Admin support * Population] + [Council support * Number of Seats]
     Where the values used in the formula are:
     I = R350 000 + [R1*population] + [R36 000* councillors]
The base allocation is an amount that will go to every municipal structure (except for a district management area). The second term of this formula recognises that costs go up with population. The third term is a contribution to the cost of maintaining councillors for the legislative and oversight role. The number of seats that will be recognised for purposes of the formula is the one determined by the Minister of Provincial and Local Government for purposes of elections and composition.
The revenue-raising capacity correction
To account for the varying fiscal capacities of municipalities, the formula must account for each municipality’s ability to raise revenue for the purposes of fulfilling its constitutional mandate. This component therefore takes into account income from property rates, the RSC/Fuel levy for metropolitan municipalities and the RSC/JSB levy replacement grant for district municipalities. In the absence of

ANNEXURE W1: EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

proper information on property valuation rolls across the spectrum of municipalities and as an interim measure, previous property rate collections have been used as a basis for determining future capacity to collect income from this source. In the case of the RSC/fuel levy and the RSC/JSB replacement grant, allocations were separately determined for each municipality and are used as published for the MTEF.
In order to achieve greater horizontal equity in the allocation system and to accommodate the bigger service level responsibilities of larger municipalities, as well as the greater revenue-raising constraints faced by smaller municipalities, a differentiated “revenue correction” rate on property rates income is applied on the basis of demonstrated revenue-raising capacity. The applicable “revenue correction” rate for a municipality is based on the level of per capita own operating revenue, while own operating revenue is the difference between past actual total operating revenue and income from grants and subsidies (Table W1.21).
Table W1.21 Differentiated “revenue correction” rates

Operating revenue per capita			Revenue correction rate on
Rand			property rates

0	—	500	1.5%
501	—	1 000	2.5%
1 001	—	1 500	3.5%
1 501	—	1 750	5.5%
1 751	—	2 000	6.5%
2 001	—	2 225	7.5%
2 226	—	2 500	8.5%
2 501	—	5 000	9.5%

Stabilising constraint
With the publication of three-year budget allocations, a guarantee mechanism is applied to the indicative outer-year baseline amounts with the aim of ensuring that municipalities are given what was indicated in the previous MTEF round of allocations, as far as this is possible, given overall budget constraints. An additional constraint is to ensure that allocations are not negative due to the revenue-raising correction. In the case of the 2010 MTEF the applicable guarantees are 100 per cent and 90 per cent on the allocations for the first two years of the MTEF cycle, respectively.
Other considerations in applying the formula
The formula as outlined above has to be rescaled to make allowance for intricacies in the allocation process. In particular, powers and functions must be taken into account, and the overall budget must balance.
Powers and functions
The local government system has a number of asymmetries, not only between different categories of municipalities, but also within the same category of municipalities. Firstly, there is the broad division of the sphere into Category A, B and C municipalities.1 Secondly, the division of powers and functions between Category B and C municipalities differs — and this is also true between the different Category B municipalities within the same Category C district. In order to deal with these differences the model has to ensure that the allocations made in terms of the “basic services” component have to go to the municipality that actually performs the function.

[1]	Category A are metropolitan municipalities, Category B are local municipalities and Category C are districts.

2010 BUDGET REVIEW

Balancing allocations
The “horizontal division” of allocations made between municipalities depends on the size of the overall allocation that is made to the local government sphere, normally determined through a separate consultative process to determine the equitable share of nationally raised revenue for each of the three spheres of government (i.e. the “vertical division”). Since there is no guarantee that allocations made in terms of the vertical division add up precisely to the amount allocated to the local government equitable share, such allocations need to be adjusted to fit within the constraints outlined above.
Rescaling of the BS, D and I components
     The simplest way of making the system balance is to rescale the BS, D and I components to the available budget, hence the formula actually becomes:
Grant = Adjustment Factor*[BS + D + I] – R ± C
     This adjustment factor is calculated so as to ensure that the system balances.
To deal with the constraints, municipalities are divided into two groups: those municipalities that require a “top-up” in order to meet the stabilising constraints and those that do not. The total size of the top-up is calculated and this is deducted from those that do not require a top–up amount in proportion to the “surplus”.
Measurement issues
The integrity of the data is as important as the set of equations in determining whether the allocations meet the constitutional requirement of equity. During 2009, an assessment was undertaken by the National Treasury, Stats SA and the Department of Cooperative Governance and Traditional Affairs to explore the possibility of updating the 2001 Census data, which is currently used in the formula, with the results of the 2007 Community Survey. As the 2007 Community Survey was a sample (and not a census), it could lead to problems if the various characteristics of individual 283 municipalities are not picked up in the sample areas chosen for the municipality. The following indicators were used as key determinants to assess the usability of the data in the equitable share formula:
•	The quality of the information obtained through the survey instrument.

•	How “representative” of the municipality the sampled area was as determined by the sampling process.

•	The extent to which the sampled municipal area is different from the municipality itself (referred to as the size of the sampling error).
The quality of the poverty data, a key determinant in determining the size of the basic services allocations to individual municipalities, proved to be problematic primarily because the “household income” variable had too many missing values (the formula reads this as a “non-poor household” and not as a “missing value”). The range within which the estimated population and household numbers for a municipality could fall is also relatively large. It cannot be assured that any shift in population numbers within a municipality from the 2001 census to the 2007 Community Survey is accurate, or whether such a change is based on an assumption within the sampling process. The 2007 Community Survey does not provide sufficient reliable data to be used in the local government equitable share formula, or in other formulas that are reliant on accurate population and poverty figures.
Given these challenges, the 2001 Census data will be used for determining equitable share allocations for the 2010 MTEF. As part of the review of the local government equitable share formula, further work will be undertaken to explore the possibility of using the results of the community survey in conjunction with the 2001 Census. For the purpose of calculating the local government equitable share allocations for the 2010 MTEF, the 2001 census information will be updated for the shift of Merafong local municipality to Gauteng province.

ANNEXURE W1: EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

Cost values attributable to basic services
The subsidies received for providing basic services to poor households are a key ingredient in the current formula. The subsidy amounts in the current formula use a study conducted by the Department of Cooperative Governance and Traditional Affairs (see Table W1.22).
Table W1.22 Service costs

Service costs per month	1998	2008
	Estimates	Estimates
		Serviced	Households not
Rand		households	connected to services

Electricity	36.0	45.0	16.0
Water	20.0	30.0	10.0
Sanitation	10.0	30.0	10.0
Refuse	20.0	30.0	10.0

Total	86.0	135.0	46.0

The equitable share formula distinguishes between poor households connected to services, where conventional municipal service delivery mechanisms are generally used, and those that are not connected to services, where such services are generally provided through alternative mechanisms. The number of poor households with access and without access to services is given in Table W1.23.
Table W1.23 Number of poor households

Service	Serviced households	Unserviced households

Electricity	3 079 340	2 456 443
Water	3 322 295	2 213 488
Sanitation	3 260 814	3 274 969
Refuse	2 176 923	3 358 860

Source: 2001 Census
When the adjustment factor and other components are applied, the formula calculates actual subsidies per basic service that are much higher than what is illustrated in Table W1.22 as service costs. By converting these total annual actual basic services subsidies into average monthly subsidies per poor household, the actual average monthly basic services subsidies are derived as illustrated in Table W1.24 below.
Table W1.24 Actual average monthly basic services subsidies per poor household

Monthly	Serviced households			Households not connected to services
Rand	2010/11	2011/12	2012/13	2010/11	2011/12	2012/13

Electricity	177.9	201.8	222.7	65.3	73.9	81.5
Water	117.2	133.0	146.9	41.2	46.6	51.3
Sanitation	114.3	130.0	143.7	41.2	46.6	51.3
Refuse	112.2	127.8	141.3	41.8	47.3	52.1

Total	521.5	592.6	654.6	189.5	214.4	236.2

The actual average monthly subsidy for a basket of the four basic services for poor households with access to the services is R521.5, R592.6 and R654.6 over the next three years. The actual average monthly subsidy for a basket of the four basic services for poor households without access to the services is R189.5, R214.4 and R236.2 over the next three years. Compared to the estimated cost in Table W1.22 these subsidies are higher.

2010 BUDGET REVIEW

Conditional grants to local government
Conditional grants to local government aim to eradicate backlogs by 2014 and build institutional and financial capacity in local government. Two conditional grants to local government have been discontinued from 2010/11 namely, the backlogs in water and sanitation at clinics and schools grant and the backlogs in the electrification of clinics and schools grant as the grant objectives have largely been met. A new conditional grant to be administered by the national Department of Human Settlements is introduced to accelerate the delivery of sanitation and water to rural households over the next three years.
Local government allocations in the 2010 MTEF grow to R58.8 billion in 2010/11, R60.6 billion in 2011/12 and R73.2 billion in 2012/13.
Infrastructure conditional grants to local government
Infrastructure grants (direct and indirect) to local government are an important source of municipal capital revenues. Infrastructure grants increase to R22.0 billion in 2010/11, R26.1 billion in 2011/12 and R29.4 billion in 2012/13.
Table W1.25 Infrastructure transfers to local government, 2006/07 — 2012/13

				2009/10
		2007/08		Revised		2011/12
R million	2006/07	Outcome	2008/09	estimate	2010/11	Medium-term estimates	2012/13
Direct transfers	7 447	15 128	17 095	16 910	19 039	22 072	24 793
Municipal infrastructure grant	5 938	8 754	9 091	11 107	12 529	15 069	18 322
National electrification programme	391	462	589	933	1 020	1 097	1 151
Public transport infrastructure and system grant	518	1 174	2 920	2 418	3 699	4 425	4 125
Neighbourhood development partnership grant	—	41	182	551	1 030	1 190	1 182
2010 FIFA World Cup stadiums development grant	600	4 605	4 295	1 661	302	—	—
Rural transport services and infrastructure grant	—	—	9	10	10	11	12
Electricity demand side management	—	—	—	175	220	280	—
Municipal drought relief grant	—	91	9	54	228	—	—
Indirect transfers	943	1 334	1 928	2 774	2 979	4 014	4 618
National electrification programme	893	973	1 148	1 478	1 752	1 770	1 914
Neighbourhood development partnership grant	50	61	54	111	125	100	105
Regional bulk infrastructure grant	—	300	450	612	893	1 675	1 849
Backlogs in water and sanitation at clinics and schools	—	—	186	350	—	—	—
Backlogs in the electrification of clinics and schools	—	—	90	149	—	—	—
Electricity demand-side management	—	—	—	75	109	119	—
Rural households infrastructure grant	—	—	—	—	100	350	750

Total	8 390	16 462	19 023	19 684	22 018	26 086	29 411

Municipal infrastructure grant
The largest infrastructure transfers are through the municipal infrastructure grant (MIG), which supports government’s objective of expanding the delivery of services, as well as alleviating poverty. While the allocations and spending patterns have increased over the years, it has become evident that the design and administration processes of the grant are inconsistent with the prevailing municipal capital funding environment resulting in less than optimal results from the grant. The demographic, economic context,

ANNEXURE W1: EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

infrastructure development and institutional challenges facing these different municipalities vary significantly. A process has been put in place to introduce a more differentiated approach to funding municipal infrastructural needs.
Government introduced the MIG (cities) grant in 2009 to cater for significant differences between larger urban municipalities and smaller, more rural municipalities. The introduction of this grant grew out of a need to reconceptualise how municipalities are funded to better leverage the capacity of the state. A phased approach to extending the MIG (cities) grant was adopted, with the inclusion of metros in 2009/10, which will be extended to the 21 large cities over the medium term.
Adopting a differentiated funding approach will allow national regulation of funding to respond to the generic challenges of different types of municipalities, as well as the specific issues faced by individual municipalities. The MIG (Cities) grant aims to help cities to more effectively manage, support and account for built environment outcomes. Greater discretion over the selection and implementation of capital projects, as part of their own capital investment programmes, will be matched with oversight of their entire programme performance rather than solely project inputs. This means that larger urban municipalities will be required to commit to the achievement of specific, measurable developmental outcomes arising from their entire capital programme. Smaller, more rural municipalities will largely continue to operate under the existing MIG framework, with innovations to improve expenditure outcomes introduced over time to address capacity and resource deficiencies.
A process is currently underway to accredit municipalities to undertake national housing programmes starting with the large metropolitan municipalities from April 2010 onwards. This process is also looking at creating better alignment and coordination between municipal infrastructure, through the MIG Cities grant, and the housing delivery through accredited municipalities.
The formula for allocating the municipal infrastructure grant has not changed. A constant component is phased in over three years to ensure that a reasonable minimum allocation is made to poor municipalities. This constant was introduced in the 2008 Budget, and will be fully phased in by 2010/11, when all municipalities will receive at least a minimum allocation of R5 million. The MIG formula comprises a vertical and horizontal division. The vertical division allocates resources to sectors or other priority areas; the horizontal division is determined based on a formula that takes account of poverty, backlogs, and municipal powers and functions. There are five main components of the formula, as demonstrated in the box below.
MIG(F) = C + B + P + E + N + M
F Formula
C Constant to ensure increased minimum allocation for poor municipalities (This allocation is made to all municipalities)
B Basic residential infrastructure (new and rehabilitation of existing ones)
Proportional allocations for water supply and sanitation, electricity, roads and ‘other’ (Street lighting and solid waste removal)
P Public municipal service infrastructure (new and rehabilitation of existing ones)
E Allocation for social institutions and micro-enterprises infrastructure
N Allocation to all nodal municipalities
The total MIG allocations grow to R12.5 billion, R15.1 billion and R18.3 billion over the 2010 MTEF years, of which R2.6 billion, R3.1 billion and R3.8 billion are allocated to the MIG (cities) grant. The remaining allocation will constitute MIG to flow to the rest of municipalities maintaining the current requirements of the grant, amounting to R9.9 billion, R11.9 billion and R14.5 billion over the 2010 MTEF.

2010 BUDGET REVIEW

Table W1.26 shows the weighted share per sector and the respective amounts that flow through the vertical division of the MIG funds.
Table W1.26 Municipal infrastructure grant allocations per sector, 2009/10 — 2012/13

	2009/10	2010/11	2011/12	2012/13
Weights		Adjusted weights

Municipal infrastructure grant (a)
Special municipal infrastructure fund and management (b)
Ring-fenced allocation: Eradication of the
bucket sanitation system (c)
Bulk infrastructure (d)
Municipal infrastructure grant (formula)	(a)- (b)	(a)-(b)-(c)- (d)	(a)-(b)-(c)- (d)	(a)-(b)-(c)- (d)

B Component	75.0%	75.0%	75.0%	75.0%
Water and sanitation	72.0%	72.0%	72.0%	72.0%
Electricity	0.0%	0.0%	0.0%	0.0%
Roads	23.0%	23.0%	23.0%	23.0%
Other	5.0%	5.0%	5.0%	5.0%
P Component	15.0%	15.0%	15.0%	15.0%
E Component	5.0%	5.0%	5.0%	5.0%
N Component	5.0%	5.0%	5.0%	5.0%

Integrated national electrification programme
The grant seeks to ensure quality of electricity supply to all clinics, schools and poor households. Government plans to step up expenditure to R3.3 billion for the direct grant and R5.4 billion for the indirect grant over the next three years to reduce infrastructure backlogs by 2014.
Public transport infrastructure and systems grant
This grant aims to provide passenger transport networks in the major cities of South Africa, with a focus on public and non-motorised transport infrastructure and systems including Bus Rapid Transit systems. The grant is allocated R12.2 billion in the next three years.
Neighbourhood development partnership grant
The grant supports local government projects that provide a foundation for sustainable neighbourhoods, while simultaneously attracting private-sector investments in under-served communities. The direct portion of the grant is allocated R3.4 billion while the indirect portion is allocated R330 million over the next three years.
2010 FIFA World Cup stadiums development grant
The grant seeks to fund the construction of new designated stadiums or the upgrading of designated existing stadiums and supporting bulk services in 2010 FIFA World Cup host cities. The grant has an allocation of R302 million and will be phased out at the end of 2010/11. The construction/upgrading of stadiums has been completed.
Rural transport services and infrastructure grant
The grant aims to improve rural transport by upgrading rural access roads, pedestrian bridges and walkways. The grant is allocated R10.4 million in 2010/11, R11.1 million in 2011/12 and R11.7 million in 2012/13.

ANNEXURE W1: EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

Electricity demand-side management
To reduce the demand on energy, government has allocated R500 million to municipalities and R228 million to Eskom to roll out electricity demand-side management programmes to reduce the energy consumption on the national grid. The programme will fund the rollout of energy-saving light bulbs.
Regional bulk infrastructure grant
The grant aims to provide regional bulk water and sanitation cutting across several municipal boundaries. In the case of sanitation, it supplements regional bulk connections as well as regional wastewater treatment works. The grant is allocated R893 million in 2010/11, R1.7 billion in 2011/12 and R1.8 billion in 2012/13.
Rural household development grant
Government aims to accelerate the delivery of water and sanitation services in rural homesteads over the next three years. Of the total national backlog in sanitation of 3.3 million households, 85 per cent (2.8 million) are in rural communities. In 2010/11, a new conditional grant (R1.2 billion over the next three years), to be administered by the national Department of Human Settlements, is introduced to roll out appropriate on-site solutions to address rural household sanitation and water needs. It is expected that through locally based methods of implementation, job opportunities through EPWP will be created.
Municipal drought relief grant
The municipal drought relief grant of R228.4 million is allocated to municipalities in the Eastern Cape and Western Cape. This grant will be administered by the Department of Water Affairs.
Capacity-building and other current transfers
Developing capacity to assist municipalities to build critical financial and technical capacity for sustained delivery of quality of services remains government priority. These grants give effect to section 154(1) of the Constitution. Although substantial resources have been committed over recent years towards local capacity-building efforts, concerns have been expressed that these have not had a measurable impact on capacity. Total allocations for capacity-building grants amount to R2.2 billion in 2010/11, R2.1 billion in 2011/12 and R2.2 billion in 2012/13 financial years.
Table W1.27 Capacity building and other current transfers to local government, 2006/07 — 2012/13

				2009/10
				Revised
R million	2006/07	2007/08	2008/09	estimate	2010/11	2011/12	2012/13

Direct transfers	996	1 517	1 382	2 081	2 072	2 097	2 202
Municipal systems improvement grant	200	200	200	200	212	225	236
Restructuring grant	265	530	—	—	—	—	—
Financial management grant	145	145	180	300	365	385	404
2010 FIFA World Cup host city	—	—	—	508	210	—	—
Water services operating subsidy grant	386	642	1 002	871	662	380	399
Expanded public works programme - Phase 2 incentive grant	—	—	—	202	623	1 108	1 163
Indirect transfers	493	550	379	243	146	—	—
Financial management grant: DBSA	53	53	50	—	—	—	—
Water services operating subsidy grant	440	497	329	243	146	—	—

Total	1 489	2 067	1 761	2 323	2 218	2 097	2 202

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The municipal systems and improvement grant aims to assist municipalities in building in-house capacity to perform their functions and stabilise institutional and governance systems. Key aims of this programme are to develop planning capacity and build governance systems. The grant receives R673 million in the 2010 MTEF.
The financial management grant aims to support sustainable management of the fiscal and financial affairs of municipalities. The grant promotes multi-year budgeting, linking integrated development plans to budgets and producing quality reports. The grant is allocated R1.2 billion in the 2010 MTEF.
The 2010 FIFA World Cup host city operating grant helps host cities carry out their World Cup operations. An amount of R210 million is allocated to the grant in 2010/11, after which it is discontinued.
The water services operating subsidy grant consist of a direct and indirect grant (Schedule 6 and 7) to fund water schemes that were administered by the Department of Water Affairs and Environment prior to 1994. To date, 58 agreements have been signed, 3 839 staff moved and 1 787 schemes with a total asset value of about R6.4 billion transferred. The grant covers staff-related costs and direct operating and maintenance costs, while provision is also made for the refurbishment of infrastructure. The allocation per municipality is according to the operational budget for each scheme and the funding requirements identified and agreed on in the transfer agreement. The schedule 7 of the grant will continue in the 2010/11 financial year. This is as a result of the delays in the transfers of staff to water schemes. The Schedule 7 grant is allocated R146 million in 2010/11 and the Schedule 6 is allocated R662 million in 2010/11, R380 million in 2011/12 and R399 million in 2012/13.
The expanded public works programme incentive for municipalities grant encourages municipalities to hire more people in public works projects. The grant receives R623 million in 2010/11, R1.1 billion in 2011/12 and R1.2 billion in 2012/13.
•     Part 6: Future work on provincial and municipal fiscal frameworks
Review of the provincial fiscal framework and equitable share
The Budget Council of 2007 endorsed a comprehensive review of the provincial equitable share formula. The FFC led the first phase of the review, which identified the policy imperatives that should underpin the reform of the formula. The second phase of the review is being led by the National Treasury in consultation with the FFC and the provincial treasuries. In November 2009 it was agreed that the review be conducted according to six categories of provincial expenditure: education, health, social development, provincial infrastructure, economic services, and governance and administration. Task teams have been established to review the sector policy imperatives that should underpin the division of revenue in each of these categories. The review should be completed in time for the 2011 Division of Revenue.
Refinement of the local government fiscal framework
The 283 municipalities differ according to socioeconomic realities and institutional strengths. A one-size-fits-all approach does not recognise these differences. The local government fiscal framework will be reviewed to take account of these differences. Included in the reforms will be a review of the local government equitable share formula.

ANNEXURE W1: EXPLANATORY MEMORANDUM TO THE DIVISION OF REVENUE

Introducing the sharing of the general fuel levy with metros as primary replacement for RSC levies
The sharing of the general fuel levy with metropolitan municipalities was introduced in the 2009 Budget as the primary replacement to the former RSC levies. To facilitate a smooth transition from the RSC levy replacement grant system to the sharing of the general fuel levy system, implementation has been phased-in over the three year period beginning with the 2009 MTEF, for full implementation in 2012/13. In 2010/11, metropolitan municipalities receive 50 per cent of the former RSC levy replacement grant and 50 per cent of the sharing of the general fuel levy.
As an interim measure the sharing of the general fuel levy is legislated through the annual Taxation Laws Amendment Act. It is intended to amend the Municipal Fiscal Powers and Functions Act (2007) (MFPFA) to make provision for the sharing of a nationally raised tax with municipalities.
Implementation of the Municipal Fiscal Powers and Functions Act
The main purposes of the MFPFA are to provide for the authorisation of taxes, levies and duties that municipalities may impose under section 229(1)(b) of the Constitution, and to regulate the exercise by municipalities of their powers to impose surcharges on fees for municipal services in accordance with section 229(1)(a) of the Constitution. The act regulates all municipal taxes with the exception of property rates, which are regulated by the Municipal Property Rates Act.
In terms of section 12(1) of the MFPFA, a municipality had to apply to the Minister of Finance by 7 September 2009 for the authorisation of an existing tax, other than a regional establishment levy or regional services levy imposed under the Regional Services Council Act (1985) or the KwaZulu and Natal Joint Services Act (1990) imposed by that municipality prior to the commencement of the MFPFA. All municipalities complied with the legislative requirements by 7 September 2009.
From those submissions and applications received by the National Treasury, 55 municipalities have applied for the continuation of 155 potential taxes/charges that were in place prior to the act. Consultation processes are currently underway in terms of section 4(2) the MFPFA, which states that the Minister should consult with the Minister responsible for local government, the FFC and the affected municipalities. Within three months of the consultation process, the FFC must submit its views in writing on the proposed municipal tax to the Minister in terms of section 4(3). This process will be concluded through the issuing of regulations by the Minister of Finance.
In terms of section 8 of the MFPFA, the Minister of Finance may prescribe compulsory national norms and standards for imposing municipal surcharges. These norms and standards may include maximum municipal surcharges that may be imposed by municipalities. These will be developed simultaneously with developments underway to improve the regulation of tariffs for key municipal services, such as electricity reticulation, water and sanitation. The National Treasury will over the next few years work in close consultation with several sector departments and regulatory bodies to develop frameworks that will harmonise the tariff and surcharge structures.
Implementation of the Municipal Property Rates Act
The Municipal Property Rates Act (2004) regulates the power of municipalities to impose rates on properties in accordance with section 229(1)(a) of the Constitution. Income derived from municipal property rates is an important own revenue source.
The original four-year transitional period given to municipalities to implement the Municipal Property Rates Act (up to 1 July 2009) was extended by two years (up to 1 July 2011) through a legislative amendment to the act in 2009 to allow for those municipalities that had failed to implement new valuation rolls to continue to use existing valuation rolls and supplementary valuation rolls until

2010 BUDGET REVIEW

30 June 2011. The Department of Cooperative Governance and Traditional Affairs intends to introduce further amendments to the act to improve its implementation.
Improved monitoring of performance of provinces and local government
The Presidency is finalising an outcomes-based performance management system to promote accountability in the implementation of the MTSF. This system will focus on targeted strategic outcomes, which will serve as a basis for coordinating the activities of government departments and clusters. Measurable outputs linked to each outcome will be identified and guide agreements on priority areas of work. This framework should help government make the best use of scarce resources, and improve productivity and innovation in all areas of work.

W2
Website annexure to the 2010 Budget Review
Structure of the government accounts
• Introduction
South Africa’s national government accounts are presented in Annexure B of the 2010 Budget Review. The structure of the reporting tables is based on the recommendations in the most recent version of Government Finance Statistics1 (GFS), published in 2001. It is also in line with the recommendations in the System of National Accounts2 (SNA), published in 1993. However, to take into account the specific nature of the South African environment, certain modifications to the structure of the accounts and the labelling of the receipt and payment items have been made relative to GFS recommendations.
The GFS presentation also differs in some respects from the presentation in Chapter 2 of the Budget Review, which is based on the SNA. The SNA manual is under review, and once finalised the National Treasury will consider amendments and adjust the presentations accordingly. This annexure describes the presentation format and structure of the government accounts for South Africa, and explains deviations between GFS recommendations and the way government statistics within the national accounts are compiled and presented. It also contains a section describing the salient characteristics of the part of the SNA that deals with government statistics.
• Recording basis
Both the SNA and GFS recommend that items should be recorded on an accrual basis, implying that all government transactions, even those that do not give rise to cash flows, should be included in the government accounts. Examples of transactions that do not give rise to cash flows are changes in inventories, depreciation and accrued interest. Another consequence of accrual accounting is that the time of recording should coincide with the underlying economic event. This means that the entry does not necessarily coincide with the timing of the resultant cash flow, but rather with the change of ownership or when economic value is created, transformed or extinguished. For example, in accrual accounting debt repayment should be recorded when the debt expires, whether or not this coincides with an actual repayment that gives rise to a cash flow.
The recommendation to use accrual accounting for government financial statements was first made in the 2001 GFS. Government has declared its intention to follow this recommendation over time, but in the immediate future the practice of presenting government data on a cash basis will continue. This implies

[1]	International Monetary Fund, 2001, Government Financial Statistics. Washington, D.C. IMF.

[2]	United Nations, 1993, System of National Accounts 1993. Brussels, Luxembourg, New York, Paris, Washington, D.C.: Inter-Secretariat Working Group on National Accounts.

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that the transaction is recorded when the cash flow occurs and hence does not match the timing of the underlying economic event. However, in some instances modified cash principles are applied. This includes the recording of expenditure at the time of recording the transaction in the cash book (i.e. at the time the transaction is processed in the financial system and the cheque is issued) and accruing interest on some types of government debt (i.e. on zero-coupon bonds).
In strict cash accounting, the time of recording should coincide with the actual cash flow. However, in South Africa, entries for the national budget data are made in the time period in which transactions are captured on the financial systems. For auditing and budgeting control purposes, the national budget system allows for a complementary period for each transaction. This is a period after the financial year-end during which books remain open so that all transactions relating to that specific year can be finalised. These transactions may be summarised as follows:
•	Tax payments made during the financial year but not recorded by the South African Revenue Service until after the end of the financial year.
•	Late requests for funds by government departments to settle obligations relating to the specific financial year.
•	Surrenders of unspent funds by government departments, i.e. funds requested but not used.
•	Corrections to revenue, expenditure or financing transactions that were, for example, erroneously classified.
•	Adjustments to the expenditure data, for auditing and parliamentary purposes, to show only authorised expenditure for the particular financial year (i.e. excluding all unauthorised spending).
• Economic reporting format
The economic reporting format (ERF) was introduced in the 2004 Budget. This format, which conforms to international best practice, replaced the old “standard item” classification. The ERF was based on the GFS presentation, but adapted for South Africa’s specific requirements. The introduction of the budget format was supported by the introduction of a standard chart of accounts (SCOA), which is fully aligned to the ERF and provides for posting-level details of the budget within the financial systems.
In the ERF, as well as in the chart, each descriptive item label reflects the actual content of the item. Labels such as “other” or “miscellaneous” have studiously been avoided, as their content is opaque. This labelling practice has ensured that classifications are consistent across all national and provincial departments, improving the quality of information provided to legislatures and assisting in the policy-making process.
The evolution of accounting and reporting requirements, as well as the pending introduction of the integrated financial management system (IFMS), led to a review of the SCOA in 2007. The 2008/09 financial year saw the implementation of changes to the SCOA that will improve government’s ability to report on infrastructure spending, provide for better control over programme budgets of departments, enable the identification of more appropriate spending items in the chart, enhance asset management through better recording of asset transactions, and give government the ability to monitor spending at regional level. Future budget publications will include this information as the information base is built and improved over time.
To protect the integrity of the chart, the National Treasury took a number of steps to help departments conform to the requirements of the format. These included the design and implementation of a detailed training programme and the establishment of a classification committee and call centre to support practitioners. The aim of the support initiatives is to improve consistency in the application of the new classification rules and to recommend appropriate amendments to the SCOA and the financial system. The classification committee issues classification circulars that provide feedback to practitioners on

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W2: STRUCTURE OF THE GOVERNMENT ACCOUNTS

amendments made to the chart of accounts. These circulars ensure that consistency is maintained as changes are made to the chart.
• Structure of accounts
The South African reporting format organises the multitude of government transactions into three broad categories: receipts, payments and financing. The budget balance (deficit or surplus) is calculated as receipts less payments, which is equal to total financing but with the opposite sign.
Receipts
Government receipts are divided into taxes, sales, transfers, fines, interest, dividends and rent on land as well as transactions in financial assets and liabilities. Taxes are classified according to the type of activity on which they are levied, including income, profits, consumption of domestic goods and services, and international trade. Sales are disaggregated into sales of capital assets and other sales. Transfers are unrequited receipts — i.e. the party making the transfer does not receive anything of similar value directly in return. These are classified according to unit, for example, other government units, private corporations, households, etc. Fines consist of all compulsory receipts imposed by a court or quasi-judicial body. Interest, dividends and rent on land includes all receipts associated with ownership of financial assets and land.
Transactions in financial assets and liabilities covers three financial transactions. The first two transactions are the repayments of loans and advances previously extended to employees and public corporations for policy purposes, and the reduction of equity investments made by government in public corporations. The rationale for recording these transactions as receipts is that they are fundamentally different from other financial transactions, which are market oriented and thus appear as financing items. The third transaction is associated with stale cheques from previous accounting periods. The temporary increase in receipts before a new cheque is issued is recorded as a receipt. The reason for recording it in this way is that the financial system does not allow for a payment for the current accounting period to be reduced due to the cancellation of a payment from a previous period. Remaining financial transactions, for example borrowing and repayment of loans on market basis, are not included under this category, but under financing.
Payments
Payments are divided into four broad categories, namely current payments, transfers and subsidies, payments for capital assets, and payments for financial assets.
Current payments
Current payments provides for funds directly spent by the department. Detail is provided on the following items:
•	Compensation of employees: This category includes all current personnel-related payments, i.e. all payments to government employees, both salaries and wages and social contributions. Social contributions represent the amounts paid by government as employer for pensions or social security into a social security scheme on behalf of its employees. An example would be payments into the Unemployment Insurance Fund (UIF). This category excludes capitalised compensation.
•	Goods and services: This item refers to all government payments in exchange for goods and services, but excluding capital assets and goods used by government for construction of and improvements to capital assets. This item would in most instances be the second-largest spending item for departments. The specific details of purchases of each department are provided, giving an indication of the largest spending items by department. For example, in an education department school books could be listed,

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while in a health department medicines might appear. This allows the classification to be adapted for the particular data needs of each department, which facilitates oversight and policy analysis.
•	Interest and rent on land: This item is defined as payment for the use of borrowed money (interest on loans and bonds) and use of land (rent). It is distinguished from the repayment of borrowed money, which is classified under financing.
Transfers and subsidies
The second part of the payments table provides for funds that are transferred to other institutions, businesses and individuals, which do not constitute final expenditure by the department. This item therefore includes all unrequited, non-repayable payments by government — i.e. payments for which no goods or services are received in return.
The category transfers and subsidies is subdivided into the various targeted recipients or beneficiaries receiving funding from government, such as other levels of general government, households, non-profit institutions and public corporations. This allows for the separation of all transfers from payments controlled directly by departments.
Transfers and subsidies include current as well as capital transfers. In the past, capital payments included capital transfers. This led to ambiguity because these numbers could be interpreted as exaggerating the actual contribution to capital formation made by government. By including capital transfers with other transfers, a much clearer picture is provided of government spending on capital.
Payments for capital assets
In economic terms it is important to identify capital payments as a separate item, because this shows government’s contribution to capital formation and its spending on new infrastructure, including upgrading, additions, rehabilitation and refurbishment of existing infrastructure. Capital assets are divided into seven categories:
•	Buildings and other fixed structures
•	Machinery and equipment
•	Heritage assets
•	Specialised military assets
•	Biological assets
•	Software and other intangible assets
•	Land and sub-soil assets.
Payments for capital assets covers purchases of new assets, as well as upgrades, additions, rehabilitation and refurbishment to existing assets. This includes own-account construction — that is, when government units engage in capital projects on their own account. An example would be the Department of Public Works constructing a new road. In this case, certain payment categories are capitalised. The relevant payment categories capitalised are compensation of employees, and goods and services.
These two payment categories are not capitalised unless payments are directly associated with a capital project. A capital project is defined as a project executed by the government unit to construct a new asset or upgrade/add to/rehabilitate/refurbish an existing capital asset. However, payments on current projects, namely maintenance and repair of existing capital assets, are not capitalised.

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Payments for financial assets
This item consists mainly of lending to public corporations or making equity investments in them for policy purposes. The reason for expensing this payment rather than treating it as financing is that, unlike other financial transactions, the purpose of the transaction is not market oriented.
Financing
The broad classification category, financing, encompasses all financial transactions other than transactions in financial assets and liabilities and payments for financial assets, which are included as part of receipts and payments. The financing items represent transactions in items on the balance sheet. Items recorded under financing reflect the sources of funds obtained to cover a government deficit or the use of funds available from a government surplus. The most important items under financing are government borrowing, repayments of the principal component of loans incurred in previous periods, and transactions in government deposits and cash balances.
At the highest level, a distinction is made according to residence of the other party to the transaction —i.e. between financing originating from domestic and foreign sources. These two components are then disaggregated by transaction category (loan, deposit, bond, etc.).
•   Functional classification
The GFS recommends that each government payment should be classified in two ways, namely according to its functional and economic characteristics. The budget reporting format is in compliance with this recommendation. The items in the economic classification have been described above, under the heading payments. The main function of the economic classification is to categorise transactions according to type of object or input, for example, compensation of employees, interest payment, etc. This is crucial, as data must be classified this way for calculation of the surplus or deficit, as well as government’s contribution to the economy in the form of output, value added and final consumption.
The functional classification is complementary to the economic classification. It serves to distinguish transactions by policy purpose or type of outlay. This is also referred to as expense by output. Its main purpose is to facilitate understanding of how funds available to government have been spent. Examples would be health, education, general public services, public order and safety, and so on.
The broad categories in the functional classification are listed below:
•	General public services refers to the administration, operation or support of executive and legislative organs, financial and fiscal affairs, and external affairs. It also includes foreign economic aid to developing countries and economic aid routed through international organisations. The category further provides for general services such as personnel services, overall planning and statistical services, and basic research and research and development (R&D) in the general public service. State debt cost is included in this functional category.
•	Defence includes administration, operation and support of military and civil defence, and the operation of military aid missions accredited to foreign governments or attached to international military organisations. Applied R&D related to defence is also included.
•	Public order and safety covers police services, fire protection services, justice and law courts, prisons and related R&D.
•	Economic affairs covers government spending associated with the regulation and more efficient operation of the business sector. This category incorporates general economic affairs, commercial and labour affairs, agriculture, forestry, fishing and hunting, fuel and energy, mining manufacturing and construction, transport, communication and related R&D.

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•	Environmental affairs relates to protection of biodiversity and landscape — the protection of habitats including the management of natural parks and reserves, waste management, wastewater management, pollution abatement and related R&D.
•	Housing and community amenities includes the administration of housing and community development affairs and services, water supply, street lighting and related R&D.
•	Health includes spending on services provided to individual persons and services provided on a collective basis. The function includes medical products, appliances and equipment, outpatient services, hospital services, public health services and related R&D.
•	Recreation and culture are provided to the community through recreational and sporting services, cultural services, broadcasting and publishing services, and other community services. The function also covers related R&D.
•	Education includes spending on services provided to individual pupils and students and services provided on a collective basis. It includes pre-primary, primary, secondary and tertiary education, as well as subsidiary services to education and related R&D.
•	Social protection covers services supplied directly to communities, households or individuals, and includes transfers for sickness and disability, old age, survivors, family and children, unemployment, support to households to meet the cost of housing, and related R&D.
Expenditure in a particular budget vote may cover more than one function; for example, spending in the health vote may include spending on education for medical training.
• The consolidated government accounts
The presentation format of the consolidated government accounts includes the accounts of national and provincial government, and the social security funds. In the 2010 Budget Review the coverage of the government accounts is extended to include a total of 159 national and provincial departments and 180 entities of central government, currently classified as extra-budgetary agencies. Some government business enterprises are also included in this number, based on the principle that they either sell most of their goods and services produced to government institutions or departments at regulated prices, and are therefore not businesses in the true sense of the word, or they are directly involved in infrastructure financing and development.
This presentation is broadly in line with the GFS requirement that the accounts of general government be presented on a consolidated basis. In the consolidation process all relevant spheres of government are included and all intergovernmental transactions are eliminated. This is done to ensure that only the interaction of the general government units with non-governmental units is recorded. The resultant accounts reflect more accurately the financial position of the whole of general government and the impact of its activity on the economy at large.
To present a true set of consolidated general government accounts, the accounts of both national and provincial departments must be consolidated with their associated public entities. The accounts of the social security funds and local authorities are then added to give the consolidated general government accounts.
As a final step, all government business enterprises should be included and consolidated with the general government units. This would result in the consolidated public sector account.
The following dimensions are considered during the consolidation process:
•	Coverage: This refers to the choice of entities to be included in the consolidation. Firstly, entities belonging to the general government sector should be consolidated. To this consolidation should be added all business enterprises, but privately owned entities should always be excluded. The

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consolidation of the general government sector includes all entities that are mainly controlled and financed by government, and which provide goods and services at non-market prices. The public sector includes all state-owned entities and local authority trading entities providing goods and services at market-related prices.
•	Elimination of inter-entity transactions: In the consolidation process all intra-entity transactions must be eliminated. For this to be accurate, all such transactions must be easily identifiable. However, in the accounting systems of government and many of its agencies, not all intra-entity transactions are identified. In many instances where goods and services are procured from other government units, elimination is impossible as such transactions cannot be separated from other transactions in this category. However, all transactions involving transfers from one government unit to another can be identified and have been eliminated from the consolidation.
•	Basis of accounting: Entity accounts can only be consolidated if such accounts are compiled using the same basis of accounting. In South Africa, the national and provincial governments are on a modified cash basis of accounting, while local authorities and public entities use the accrual basis of accounting. To provide data for consolidation, the accounts of the public entities have been adjusted to cash accounts.
In the consolidation process transfers and other identifiable goods and services were netted out, with the rest of the transactions being aggregated. In future budgets the National Treasury will endeavour to include more entities to provide the full picture of spending by the public sector. The consolidation in this budget includes all the entities listed in Table W2.1.

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Table W2.1 List of public entities included in consolidation

PFMA
Vote	Department	schedule	Public entity
1	The Presidency	3a	National Youth Development Agency
3	Cooperative Governance and	3a	South African Local Government Association
Traditional Affairs
		1	The Commission for the Promotion and Protection of the
Rights of Cultural, Religious and Linguistic Communities
		1	The Municipal Demarcation Board
4	Home Affairs	3a	Film and Publication Board
		GC	Government Printing Works
		1	The Independent Electoral Commission
5	International Relations and	3a	African Renaissance and International Cooperation Fund
Cooperation
6	Public Works	3a	Construction Industry Development Board
		3a	Council for the Built Environment
		2	Independent Development Trust
		TE	Property Management Trading Entity
8	Government Communication	3a	International Marketing Council
and Information System
		a	Media Development and Diversity Agency
9	National Treasury	3a	Accounting Standards Board
		3a	Financial Intelligence Centre
		3a	Financial Services Board
		3a	Independent Regulatory Board for Auditors
		3 b	Public Investment Corporation Limited
		3a	South African Revenue Service
		3a	The Co-operatives Banks Development Agency
		1	The Financial and Fiscal Commission
11	Public Service and	TA	Public Administration Leadership and Management
	Administration		Academy Trading Entity
		3a	State Information Technology Agency
13	Arts and Culture	3a	Arts Institutions (Includes 6 entities)
		3a	Cultural Institutions (Includes 12 entities)
		3a	Freedom Park Trust
		3a	Libraries (Includes 2 entities)
		3a	National Arts Council of South Africa
		3a	National Film and Video Foundation of South Africa
		3a	National Heritage Council of South Africa
		3a	South African Heritage Resources Agency
		1	The Pan South African Language Board

14	Basic Education	3a	Education Labour Relations Council
		3a	South African Council for Educators
		3a	uMalusi Council for Quality Assurance in General and
Further Education and Training

15	Health	3a	Council for Medical Schemes
		3a	Medical Research Council of South Africa
		3a	National Health Laboratory Service
16	Higher Education and Training	3a	Council on Higher Education
		3a	National Student Financial Aid Scheme
		3a	South African Qualifications Authority

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W2: STRUCTURE OF THE GOVERNMENT ACCOUNTS

Table W2.1 List of public entities included in consolidation

PFMA
Vote	Department	schedule	Public entity
17	Labour	3a	Commission for Conciliation, Mediation and Arbitration
		3a	National Economic, Development and Labour Council
		NL	National Skills Fund

		3a	Productivity SA
		3a	SETAs (Includes 22 entities)
18	Social Development	3a	National Development Agency
		3a	South African Social Security Agency
19	Sport and Recreation South	3a	Boxing South Africa
		3a	The South African Institute for Drug-free Sport
21	Defence and Military Veterans	2	Armaments Corporation of South Africa Limited

		3a	Castle Control Board
23	Justice and Constitutional	3a	Legal Aid South Africa
		3a	Special Investigating Unit
		1	The Commission on Gender Equality

		1	The Public Protector of South Africa

		1	The South African Human Rights Commission

25	Agriculture, Forestry and	3a	Agricultural Research Council
Fisheries
		3a	National Agricultural Marketing Council
		3b	Ncera Farms (Pty) Ltd
		3b	Onderstepoort Biological Products Limited
		3a	Perishable Products Export Control Board
26	Communications	3a	National Electronic Media Institute of South Africa
		3b	Sentech Limited
		1	The Independent Communications Authority of
South Africa

		3a	Universal Service and Access Agency of South Africa
		3a	Universal Service and Access Fund
28	Energy	3a	EDI Holdings (Pty) Ltd
		3a	National Energy Regulator of South Africa
		3a	National Nuclear Regulator
		NL	South African Energy Research Institution

		2	South African Nuclear Energy Corporation Limited

		3a	Council for Geoscience
		3b	Council for Mineral Technology
		3a	Mine Health and Safety Council
		3a	South African Diamond and Precious Metals Regulator
		3b	State Diamond Trader
29	Environmental Affairs	3a	iSimangaliso Wetland Park
		3a	Marine Living Resources Fund
		3a	South African National Biodiversity Institute
		3a	South African Weather Service
30	Human Settlements	3a	Housing Development Agency
		3a	National Home Builders Registration Council
		3a	National Housing Finance Corporation Limited
		3a	National Urban Reconstruction and Housing Agency
		3a	Rural Housing Loan Fund
		3a	Social Housing Foundation

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2010 BUDGET REVIEW

Table W2.1 List of public entities included in consolidation

PFMA
Vote	Department	schedule	Public entity
32	Rural Development and Land	3a	Ingonyama Trust Board
		TA	Registration of Deeds Trading Account
33	Science and Technology	NL	Academy of Science of South Africa
		3a	Africa Institute of South Africa
		3b	Council for Scientific and Industrial Research
		3a	Human Sciences Research Council
		3a	National Research Foundation
		NL	Tshumisano Trust
34	Tourism	3a	South African National Parks
		3a	South African Tourism
35	Trade and Industry	TA	Companies and Intellectual Property Registration Office
		3a	Competition Commission
		3a	Competition Tribunal
		3a	Estate Agency Affairs Board
		3a	International Trade Administration Commission
		3a	National Consumer Tribunal
		3a	National Credit Regulator
		3a	National Empowerment Fund
		3a	National Gambling Board of South Africa
		3a	National Lotteries Board
		3a	National Meteorology Institute of South Africa
		3a	National Regulator for Compulsory Specifications
		3b	South African Bureau of Standards
		3a	Small Enterprise Development Agency
		NL	South African Micro Finance Apex Fund
		3a	South African National Accreditation System
36	Transport	TA	Credit Card Driving Licences
		3a	Cross-Border Road Transport Agency
		3b	Passenger Rail Agency of South Africa
		3a	Railway Safety Regulator
		3a	Road Traffic Management Corporation
		3a	South African Civil Aviation Authority
		3a	South African Maritime Safety Authority
		3a	The South African National Roads Agency Limited
		3a	Ports Regulator of South Africa
37	Water Affairs	3a	Breede-Overberg Catchment Management Agency
		3a	Inkomati Catchment Management Agency
		TA	The Water Trading Entity
		2	Trans-Caledon Tunnel Authority
		3b	Water Boards (14 entities)
		3a	Water Research Commission

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W2: STRUCTURE OF THE GOVERNMENT ACCOUNTS

• National budget data versus GFS recommendations
As mentioned above, compilation of national budget data published in Annexure B is based on GFS guidelines. GFS principles are used for the classification of all transactions at detailed level. However, there are important differences in the final presentation of the data. This explains why the presentation of the government accounts in this publication differs from that published in the Quarterly Bulletin of the Reserve Bank, which strictly adheres to GFS recommendations.
The differences between the National Treasury format and the Reserve Bank format are mainly in the structure of the accounts presented compared to that of the GFS, as well as the use of different labelling for some items. However, due to the fact that the same basis of classification is used at the detailed level, it is possible to convert the South African government tables into a GFS table with a high degree of accuracy. This is useful for purposes of international comparison.
The most important structural difference is that the receipts and payments tables include both current and capital transactions in the South African reporting format. This is at variance with the GFS presentation of the government accounts, where current and capital transactions are presented in separate sub-accounts.
Differences in item labelling include the following:
•	The South African presentation does not include any unclear terms such as other and miscellaneous.
•	The term grant is not used in the South African budget presentation format. In the GFS, the term grant includes all (transfer) funds flowing from one level of government to another level. However, in the South African context, the majority of funds flowing to other levels of government are not appropriated as grants but are identified as direct charges against the National Revenue Fund and are therefore included under transfers.
•	More detail is provided on the various transfer categories in the South African presentation to enhance transparency and facilitate the monitoring process, especially on the payment side.
•	Finally, in the South African presentation, certain items are labelled more clearly than in the GFS version. For example, instead of using the term “sales of goods and services” for sales of goods and services produced by government, the label used in the South African presentation is “sales of goods and services produced by a department”. The intention is to enhance transparency and facilitate understanding of the various transaction categories.
• National budget data versus the national accounts presentation
The SNA is a coherent, consistent and integrated set of macroeconomic accounts, balance sheets and tables based on a set of internationally agreed concepts, definitions, classifications and accounting rules. It provides a comprehensive accounting framework within which economic data can be compiled and presented in a format designed for economic analysis, making decisions and formulating policy. The national accounts are compiled for a succession of periods, providing a continuous flow of information for monitoring, analysis and evaluation of economic performance.
The SNA provides a framework for calculating GDP, gross national income (GNI), savings, capital formation and other key economic variables. National accounts data pertain to all resident units in a given economy, which is divided into five sectors. The government is one of these five sectors.
In the national accounts, entries are made to reflect the perspective of all resident economic units, whereas the government accounts reflect the government perspective only. This inevitably leads to some differences in the accounting frameworks for the national accounts and the government accounts. For example, own-account construction is recorded as payments for capital assets in the government

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2010 BUDGET REVIEW

accounts with a counter-entry to reflect the use of financial assets or incurrence of a financial liability to finance the transaction. In the national accounts, on the other hand, the recording of the transaction is not complete until entries have also been made to reflect the production of a capital asset and the input in the production process of the asset. The productive activity is shown as output in the national accounts. The input is compensation of employees and the goods and services used in the production process. The values for output and compensation of employees/goods and services can be derived from the government accounts for national accounts purposes, but are not directly shown in the financial statements of government. This implies that the values of compensation of employees and goods and services in the government accounts differ from compensation of employees and goods and services payable by government in the national accounts.
Indeed, the government accounts are different in many ways from the national accounts framework, which provides the foundation for the statistics presented in Chapter 2. In addition, as discussed above, the government accounts used in South Africa differ from the government accounts drawn up in the GFS. The most important differences are highlighted in Table W2.2 below:
Table W2.2 Differences between South African reporting format and government statistics in the 1993 SNA and 2001 GFS

Difference	Budget data	GFS	SNA
Basis of reporting	Mainly cash basis; i.e. mainly cash transactions are included in the account. Thus, estimates for consumption of fixed capital and remuneration- in-kind are not included in the account. In addition, the time of recording reflects the cash flow.	Accrual basis; i.e. including all non-cash transactions, for example remuneration-in-kind and consumption of fixed capital, In addition, the time of recording reflects the underlying economic event, not the cash flow.	Accrual.

	For example, goods and services are recorded when they are purchased.	For example, goods and services are recorded when they are used in the production process, not when they are purchased.

Compensation of employees	Does not include compensation of employees paid out to government employees who are engaged in government own-account construction in association with a capital project	Does not include compensation of employees payable to government employees who are engaged in government own-account construction in association with a capital project.	Includes compensation of employees payable to government employees, who are engaged in government own-account construction in association with a capital project.

Goods and services	Does not include purchases of goods and services used in connection with a capital project within the context of government own-account construction.	Does not include the value of goods and services used in connection with a capital project within the context of government own-account construction.	Includes the value of goods and services used in connection with a capital project within the context of government own-account construction.

Sales by government	This item is explicitly shown in the government accounts.	This item is explicitly shown in the government accounts.	This item is not shown anywhere in the national accounts. Instead it is used to estimate final consumption by government.

Output, final consumption, savings, disposable income	These variables are not explicitly shown in the government accounts, but the account can be used as a framework to derive values for them.	These variables are not explicitly shown in the government accounts, but the accounts can be used as a framework to derive values for them.	These variables are explicitly shown in the accounts. Estimates for these variables have been made from data in the government accounts.

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